As filed with the Securities and Exchange Commission on June 25, 2010
Registration No. 333-165640

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIRSTENERGY CORP.
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	34-1843785 (I.R.S. Employer Identification Number)

76 South Main Street
Akron, Ohio 44308
(800) 631-8945
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leila L. Vespoli, Esq.
Executive Vice President and General Counsel
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308
(800) 631-8945
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Rick L. Burdick, Esq. Lucas F. Torres, Esq. Zachary N. Wittenberg, Esq. Akin Gump Strauss Hauer & Feld LLP 1333 New Hampshire Avenue, N.W. Washington, D.C. 20036 (202) 887-4000	David M. Feinberg, Esq. Vice President, General Counsel and Secretary Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg, PA 15601 (724) 837-3000	Michael P. Rogan, Esq. Pankaj K. Sinha, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005-2111 (202) 371-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the completion of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. FirstEnergy Corp. may not sell the securities offered by this preliminary joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission relating to these securities is declared effective. This preliminary joint proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED JUNE 25, 2010

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of FirstEnergy Corp.:

The boards of directors of FirstEnergy Corp., referred to as FirstEnergy, and Allegheny Energy, Inc., referred to as Allegheny Energy, have each unanimously approved an agreement and plan of merger pursuant to which Element Merger Sub, Inc., a wholly owned subsidiary of FirstEnergy, will merge with and into Allegheny Energy with Allegheny Energy becoming a wholly owned subsidiary of FirstEnergy. Upon completion of the merger, FirstEnergy will issue to Allegheny Energy stockholders 0.667 of a share of FirstEnergy common stock for each share of Allegheny Energy common stock held prior to the merger. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to completion of the merger. Based on the closing price of FirstEnergy common stock on the New York Stock Exchange, referred to as the NYSE, on February 10, 2010, the last trading day before public announcement of the merger, the exchange ratio represented approximately $27.65 in value for each share of Allegheny Energy common stock. Based on the closing price of FirstEnergy common stock on the NYSE on          , 2010, the latest practicable trading day before the date of this joint proxy statement/prospectus, the exchange ratio represented approximately $           in value for each share of Allegheny Energy common stock.

Shares of FirstEnergy common stock trade on the NYSE under the symbol “FE.” We estimate that based on the number of outstanding shares of Allegheny Energy common stock on          , 2010, immediately after the effective time of the merger, current FirstEnergy shareholders will hold shares of FirstEnergy common stock representing approximately 73% of the then outstanding shares of FirstEnergy common stock and former Allegheny Energy stockholders will hold shares of FirstEnergy common stock representing approximately 27% of the then outstanding shares of FirstEnergy common stock.

We are asking FirstEnergy shareholders to (1) authorize and approve the issuance of shares of FirstEnergy common stock to the former Allegheny Energy stockholders in the merger (which we refer to as the share issuance) and the other transactions contemplated by the merger agreement, (2) adopt an amendment to the FirstEnergy amended articles of incorporation to increase the number of authorized shares of FirstEnergy common stock, referred to as the charter amendment, and (3) approve the adjournment of the special meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to authorize and approve the share issuance and the other transactions contemplated by the merger agreement or adopt the charter amendment. The authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment require the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on each of the proposals. The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the FirstEnergy special meeting.

The FirstEnergy board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that FirstEnergy shareholders vote FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement, FOR the proposal to adopt the charter amendment and FOR the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies.

The accompanying joint proxy statement/prospectus contains important information about the merger, the merger agreement and the FirstEnergy special meeting. We encourage FirstEnergy shareholders to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 32.

Your vote is very important.  Whether or not you plan to attend the FirstEnergy special meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card or by granting your proxy electronically over the Internet or by telephone.

Anthony J. Alexander
President and Chief Executive Officer
FirstEnergy Corp.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , 2010, and is first being mailed to FirstEnergy shareholders on or about          , 2010 and to Allegheny Energy stockholders on or about          , 2010.

800 Cabin Hill Drive
Greensburg, Pennsylvania 15601
, 2010

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

On February 11, 2010, we announced our proposed merger with FirstEnergy Corp. Our board of directors unanimously determined that the merger agreement and the merger are advisable and are fair to and in the best interests of Allegheny Energy’s stockholders and has approved the merger agreement and the merger.

This merger should significantly enhance value for our stockholders. You will receive a meaningful premium for your shares based on the trading price of FirstEnergy and Allegheny Energy shares prior to the announcement of the merger and a substantial dividend increase based on FirstEnergy’s current dividend policy.

We believe the merger is in the best interests of our stockholders and will create a strong combined company with substantial upside. With a more diversified generation fleet that is less dependent on coal, your investment will be less exposed to the risk of carbon legislation or onerous environmental regulations. The combined company’s increased size should create opportunities for efficiencies of all kinds. Importantly, the combined company will be well positioned to benefit from a recovery in the economy and higher power prices.

Allegheny Energy will hold a special meeting of its stockholders at          , on          , 2010 at          , local time, to consider and vote on the proposal to approve the merger agreement and the merger. The proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Allegheny Energy’s common stock entitled to vote. If the merger is completed, Allegheny Energy stockholders will receive 0.667 of a share of FirstEnergy’s common stock for each share of Allegheny Energy common stock held.

We urge you to read carefully the accompanying joint proxy statement/prospectus which includes important information about the merger agreement, the proposed merger and the Allegheny Energy special meeting. For a discussion of risk factors that you should consider in evaluating the merger, see the section entitled “Risk Factors” beginning on page 32.

Your vote is important.  I invite you to attend the special meeting. Please submit your proxy or voting instructions by telephone or on the Internet promptly by following the instructions on your proxy/voting instruction card so that your shares can be voted, regardless of whether you expect to attend Allegheny Energy’s special meeting. Alternatively, you may mark, date, sign and return the enclosed proxy/voting instruction card. If you attend, you may withdraw your proxy and vote in person.

We enthusiastically support this combination of our companies, and I ask that you join with Allegheny Energy’s board of directors and vote FOR the approval of the merger agreement and the merger.

Paul J. Evanson
Chairman, President and Chief Executive Officer
Allegheny Energy, Inc.

76 South Main Street
Akron, Ohio 44308
(800) 631-8945

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON          , 2010

To the Shareholders of FirstEnergy Corp.:

A special meeting of the shareholders of FirstEnergy Corp., an Ohio corporation (“FirstEnergy”), will be held at          ,          ,           on          , 2010, at          , local time, for the following purposes:

1.	to consider and vote on the proposal to authorize and approve the issuance of shares of FirstEnergy common stock pursuant to, and the other transactions contemplated by, the Agreement and Plan of Merger, dated as of February 10, 2010, as amended as of June 4, 2010, by and among FirstEnergy, Element Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of FirstEnergy, and Allegheny Energy, Inc., a Maryland corporation, as it may be further amended from time to time (a copy of the merger agreement, as amended, is attached as Annex A to the joint proxy statement/prospectus accompanying this notice);

2.	to consider and vote on the proposal to adopt the amendment to FirstEnergy’s amended articles of incorporation, to increase the number of shares of authorized common stock from 375,000,000 to 490,000,000 (referred to as the charter amendment);

3.	to consider and vote on the proposal to adjourn the special meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to authorize and approve the share issuance and the other transactions contemplated by the merger agreement or adopt the charter amendment; and

4.	to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting by or at the direction of the board of directors of FirstEnergy.

Only FirstEnergy shareholders of record at the close of business on          , 2010, the record date for the FirstEnergy special meeting, are entitled to notice of, and to vote at, the FirstEnergy special meeting and any adjournments or postponements of the FirstEnergy special meeting.

The FirstEnergy board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that you vote FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement, FOR the proposal to adopt the charter amendment and FOR the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approvals.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy as soon as possible.  Please read the joint proxy statement/prospectus accompanying this notice and the instructions on the enclosed proxy card for more complete information regarding the merger and the FirstEnergy special meeting. Whether or not you plan to attend the special meeting in person, and no matter how many shares you own, please submit your proxy promptly by telephone or via the Internet in accordance with the instructions on the enclosed proxy card, or by completing, dating and returning your proxy card in the postage-prepaid envelope provided. Voting by proxy will not prevent you from voting in person at the special meeting. It will, however, help to ensure a quorum and to avoid added proxy solicitation costs.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the FirstEnergy special meeting, you must request a legal proxy from your bank, broker or other nominee that holds your shares, and in addition to proof of identification, present that legal proxy identifying you as the beneficial owner of your shares of FirstEnergy common stock and authorizing you to vote those shares at the FirstEnergy special meeting.

You may revoke your proxy or change your vote at any time before the vote is taken by following the procedures set forth in the section entitled “Information Regarding the FirstEnergy Special Meeting — How to Change Your Vote” beginning on page 45 of the joint proxy statement/prospectus that accompanies this notice.

By Order of the Board of Directors of
FirstEnergy Corp.

Rhonda S. Ferguson
Vice President and Corporate Secretary
Akron, Ohio
          , 2010

800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON     , 2010

To the Stockholders of Allegheny Energy, Inc.:

A special meeting of the stockholders of Allegheny Energy, Inc., a Maryland corporation (“Allegheny Energy”), will be held at          ,          ,          on          , 2010 at          , local time, to consider and vote on the proposals listed below and any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting:

1.	the proposal to approve the Agreement and Plan of Merger, dated as of February 10, 2010, as amended as of June 4, 2010, by and among FirstEnergy Corp., an Ohio corporation, Element Merger Sub, Inc., a Maryland corporation and a wholly-owned subsidiary of FirstEnergy Corp., and Allegheny Energy, as it may be further amended from time to time (a copy of the merger agreement, as amended, is attached as Annex A to the joint proxy statement/prospectus accompanying this notice); and the merger described therein; and

2.	the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the merger agreement and the merger at the time of the special meeting.

The items of business listed above are more fully described in the joint proxy statement/prospectus that accompanies this notice.

Only Allegheny Energy stockholders of record at the close of business on          , 2010, the record date for the Allegheny Energy special meeting, will receive this notice of, and be entitled to vote at, the Allegheny Energy special meeting and any adjournments or postponements of the Allegheny Energy special meeting.

The Allegheny Energy board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Allegheny Energy and its stockholders and recommends that Allegheny Energy stockholders vote FOR the proposal to approve the merger agreement and the merger and FOR the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

YOUR VOTE IS IMPORTANT

Approval of the merger agreement and the merger by Allegheny Energy stockholders is a condition to the merger and requires the affirmative vote of holders of at least a majority of the shares of Allegheny Energy common stock outstanding and entitled to vote. Therefore, your vote is very important. Your failure to vote your shares will have the same effect as a vote AGAINST approval of the merger agreement and the merger.

Whether or not you plan to attend the special meeting, please submit a proxy as soon as possible.  Please read the joint proxy statement/prospectus accompanying this notice and the instructions on the enclosed proxy card for more complete information regarding the merger and the Allegheny Energy special meeting. Whether or not you plan to attend the special meeting in person, and no matter how many shares you own, please submit your proxy promptly by telephone or via the Internet in accordance with the instructions on the enclosed proxy card, or by completing, dating and returning your proxy card in the envelope provided. Voting by proxy will not prevent you from voting in person at the special meeting. It will, however, help to ensure a quorum and to avoid added proxy solicitation costs.

If your shares of Allegheny Energy common stock are held in “street name” by your broker or other nominee, only that holder can vote your shares of Allegheny Energy common stock and only upon receiving your specific instructions. Please follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of Allegheny Energy common stock. Please note that if your shares are held in “street name” and you wish to vote in person at the Allegheny Energy special meeting, you must provide a legal proxy from your nominee, and you should contact your nominee for directions on how to obtain such a proxy.

You may revoke your proxy or change your vote at any time before the vote is taken by following the procedures set forth in the section entitled “Information Regarding the Allegheny Energy Special Meeting — How to Change Your Vote” beginning on page 49 of the joint proxy statement/prospectus that accompanies this notice.

By Order of the Board of Directors,

David M. Feinberg
Vice President, General Counsel and
Secretary

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about FirstEnergy and Allegheny Energy from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included or delivered with this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183 for a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus.

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain copies of any of these documents or answers to your questions about the applicable special meeting and proposals, from Innisfree M&A Incorporated, FirstEnergy’s proxy solicitor, or D.F. King & Co., Inc., Allegheny Energy’s proxy solicitor, at the following addresses and telephone numbers:

Innisfree M&A Incorporated 501 Madison Avenue, 20th floor New York, New York 10022 Shareholders may call toll free (877) 687-1866 Banks and Brokers may call collect (212) 750-5833	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Stockholders may call toll free (800) 549-6650 Banks and Brokers may call collect (212) 269-5550

You also can obtain copies of any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

FirstEnergy Corp. Attention: Corporate Department 76 South Main Street Akron, Ohio 44308 (800) 631-8945	Allegheny Energy, Inc. Attention: Investor Relations 800 Cabin Hill Drive Greensburg, Pennsylvania 15601 (724) 838-6196

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference in the documents or in this joint proxy statement/prospectus.

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than          , 2010, if you are a FirstEnergy shareholder and          , 2010, if you are an Allegheny Energy stockholder.

i

ii

ANNEXES
Annex A	Agreement and Plan of Merger
Annex B	Form of Proposed Amendment to Amended Articles of Incorporation of FirstEnergy Corp.
Annex C	Opinion of Morgan Stanley & Co. Incorporated
Annex D	Opinion of Goldman, Sachs & Co.
Annex E	Ohio Revised Code Section 1701.85

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

Following are brief answers to certain questions that you may have regarding the proposals being considered at the FirstEnergy special meeting and the Allegheny Energy special meeting. FirstEnergy and Allegheny Energy urge you to read carefully this entire joint proxy statement/prospectus, including the annexes, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, because this section does not provide all the information that might be important to you. Unless stated otherwise, all references in this joint proxy statement/prospectus to FirstEnergy are to FirstEnergy Corp., an Ohio corporation; all references to the combined company are to FirstEnergy after the completion of the merger; all references to Allegheny Energy or the surviving entity are to Allegheny Energy, Inc., a Maryland corporation; all references to Merger Sub are to Element Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of FirstEnergy; and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of February 10, 2010, as amended as of June 4, 2010, by and among FirstEnergy, Merger Sub and Allegheny Energy, as it may be further amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

ABOUT THE MERGER

Q1:	Why am I receiving this document?
A1:	FirstEnergy and Allegheny Energy have agreed to the merger of a subsidiary of FirstEnergy into Allegheny Energy under the terms of a merger agreement that is described in this joint proxy statement/prospectus. We are delivering this document to you because it serves as both a joint proxy statement of FirstEnergy and Allegheny Energy and a prospectus of FirstEnergy that is being used by our boards of directors to solicit the proxies of FirstEnergy and Allegheny Energy shareholders and by FirstEnergy in connection with its offering of FirstEnergy common stock in the merger.
In order to complete the merger, among other conditions, FirstEnergy shareholders must vote to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and to adopt the charter amendment, and Allegheny Energy stockholders must vote to approve the merger agreement and the merger. FirstEnergy and Allegheny Energy will hold separate special meetings to obtain these approvals.
This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the special meetings of shareholders of FirstEnergy and Allegheny Energy.
Q2:	What will happen in the proposed merger?
A2:	In the proposed merger, a wholly owned subsidiary of FirstEnergy will merge with and into Allegheny Energy, as a result of which Allegheny Energy will become a wholly owned subsidiary of FirstEnergy and will no longer be a publicly-traded company.
Q3:	Why are FirstEnergy and Allegheny Energy proposing the transaction?
A3:	FirstEnergy and Allegheny Energy believe that the merger will provide substantial strategic and financial benefits to each company and their respective shareholders and customers and the communities they serve, including:

•	increased scale, scope and diversification;

•	increased financial strength and flexibility;

•	combined expertise in competitive markets and complementary geography/contiguous service territories; and

•	cost saving and other synergies.

To review the reasons for the merger in greater detail, see the sections entitled “The Merger — Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger” beginning on page 62 and “The Merger — Recommendation of the Allegheny Energy Board of Directors and Its Reasons for the Merger” beginning on page 67.
Q4:	Are there risks associated with the merger that I should consider in deciding how to vote?
A4:	Yes. There are a number of risks related to the merger that are discussed in this joint proxy statement/prospectus and in other documents incorporated by reference. In evaluating the merger, you should read carefully the detailed description of the risks associated with the merger described in the section entitled “Risk Factors” beginning on page 32 and other information included in this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus.
Q5:	What will Allegheny Energy stockholders receive if the merger occurs?
A5:	Upon completion of the merger, Allegheny Energy stockholders will receive 0.667 of a share of FirstEnergy common stock for each share of Allegheny Energy common stock that they hold as described in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 124.
Based on the closing price of FirstEnergy common stock on the NYSE on February 10, 2010, the last trading day before the public announcement of the merger agreement, the merger consideration represented $27.65 in value for each share of Allegheny Energy common stock. Based on the closing price of FirstEnergy common stock on the NYSE on , 2010, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the merger consideration represented $ in value for each share of Allegheny Energy common stock.
The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to completion of the merger. The market price of FirstEnergy common stock will fluctuate prior to the merger, and the market price of FirstEnergy common stock when received by Allegheny Energy stockholders after the merger is completed could be greater or less than the current market price of FirstEnergy common stock. See the description of this and related risks in the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.
As a result of the merger, we estimate that current Allegheny Energy stockholders will own approximately 27% of the FirstEnergy common stock outstanding following the completion of the merger.
Q6:	How was the exchange ratio of FirstEnergy common stock for Allegheny Energy common stock determined?
A6:	The exchange ratio was determined in negotiations between the two companies and reflects the relative market prices of each company’s common stock during the period preceding the companies’ entry into the merger agreement and other factors that the boards of directors of each company considered relevant.

Q7:	What will happen to Allegheny Energy stock options, restricted stock and other equity based awards if the merger occurs?
A7:	Upon completion of the merger, each outstanding option to purchase shares of Allegheny Energy common stock will be converted into an option to purchase FirstEnergy common stock on a basis intended to preserve the intrinsic value of the option and otherwise on the terms and conditions applicable under the option (including any accelerated vesting that may have occurred upon approval of the merger agreement and the merger by Allegheny Energy’s stockholders). Restricted stock granted prior to the execution of the merger agreement will vest in full upon completion of the merger to the extent it did not already vest upon approval of the merger agreement and the merger by Allegheny Energy’s stockholders, and any restricted stock that did not vest before or upon completion of the merger will be converted into similarly restricted FirstEnergy common stock. Performance share awards granted before execution of the merger agreement will vest at the target level of performance and be paid out upon approval of the merger agreement and the merger by Allegheny Energy’s stockholders; upon completion of the merger, outstanding performance share awards granted after execution of the merger agreement will be converted, based on actual performance for any year ending before completion of the merger and at the target level of performance for any later year, into restricted stock units covering FirstEnergy common stock the vesting of which generally will be subject to continued employment with the combined company for the remainder of the original performance period. For a more detailed discussion of the treatment of Allegheny Energy equity awards, please see the section entitled “The Merger Agreement — Treatment of Allegheny Energy Options and Other Equity Awards” beginning on page 126.
Q8:	How will FirstEnergy shareholders be affected by the merger?
A8:	Unless they exercise their right to dissent and receive the fair cash value of their shares, after the merger, each FirstEnergy shareholder will hold the same number of shares of FirstEnergy common stock that the shareholder held immediately prior to the merger. As a result of the merger, FirstEnergy shareholders will own shares in a larger company with more assets. However, because in connection with the merger FirstEnergy will be issuing new shares of FirstEnergy common stock to Allegheny Energy stockholders in exchange for their shares of Allegheny Energy common stock, each outstanding share of FirstEnergy common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of FirstEnergy common stock outstanding after the merger. As a result of the merger, we estimate that current FirstEnergy shareholders will own approximately 73% of the FirstEnergy common stock outstanding following the completion of the merger.
Q9:	What are the tax consequences of the merger?
A9:	FirstEnergy and Allegheny Energy each expect the merger to qualify as a “reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code. Assuming the merger is treated as a “reorganization,” Allegheny Energy stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share of FirstEnergy common stock) by reason of the merger, subject to the limitations described in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 114.
FirstEnergy shareholders (other than those that exercise dissenters’ rights) generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger. FirstEnergy shareholders that exercise dissenters’ rights are urged to consult their tax advisors regarding the tax treatment of any cash received upon the exercise of dissenters’ rights in connection with the merger.

Please review carefully the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 114 for a description of the expected material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisor for a full understanding of the tax consequences of the merger to you.
Q10:	When do FirstEnergy and Allegheny Energy expect to complete the merger?
A10:	FirstEnergy and Allegheny Energy are working to complete the merger as quickly as practicable. If the shareholders of both FirstEnergy and Allegheny Energy approve their respective proposals related to the merger, we currently expect the merger to be completed during the first half of 2011. However, neither FirstEnergy nor Allegheny Energy can predict the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including a number of state and federal regulatory approvals. See the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 130.
Q11:	Are FirstEnergy or Allegheny Energy shareholders entitled to appraisal or dissenters’ rights in connection with the merger?
A11:	Under Maryland law, Allegheny Energy stockholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger. Under Ohio law, FirstEnergy shareholders are entitled to exercise dissenters’ rights provided they strictly follow all of the legal requirements. For additional information relating to dissenters’ rights, see the section entitled “The Merger — Appraisal or Dissenters’ Rights” beginning on page 111.
Q12:	What will happen to my future dividends?
A12:	As permitted under the merger agreement, FirstEnergy and Allegheny Energy may continue to pay quarterly dividends prior to completion of the merger. Under the terms of the merger agreement, neither FirstEnergy nor Allegheny Energy may increase their dividends without the other’s approval during that time. The FirstEnergy board will continue to review the dividend rate on a quarterly basis following the merger, taking into account the performance and prospects of the combined company.

ABOUT THE SPECIAL MEETINGS AND VOTING YOUR SHARES

Q13:	When and where is the special meeting of the FirstEnergy shareholders?
A13:	The FirstEnergy special meeting will be held on , 2010, at , local time, at , . For additional information relating to the FirstEnergy special meeting, please see the sections entitled “Information Regarding the FirstEnergy Special Meeting” beginning on page 43 and “The FirstEnergy Special Meeting of Shareholders” beginning on page 179.
Q14:	When and where is the special meeting of the Allegheny Energy stockholders?
A14:	The Allegheny Energy special meeting will be held on , 2010, at , local time, at , . For additional information relating to the Allegheny Energy special meeting, please see the sections entitled “Information Regarding the Allegheny Energy Special Meeting” beginning on page 47 and “The Allegheny Energy Special Meeting of Stockholders” beginning on page 181.
Q15:	Who can vote at the special meetings?
A15:	All FirstEnergy shareholders of record as of the close of business on , 2010, the record date for the FirstEnergy special meeting, are entitled to receive notice of and to vote at the FirstEnergy special meeting.
All Allegheny Energy stockholders of record as of the close of business on , 2010, the record date for the Allegheny Energy special meeting, are entitled to receive notice of and to vote at the Allegheny Energy special meeting.

Q16:	What representation by shareholders is required to conduct business at the special meetings?
A16:	For both FirstEnergy and Allegheny Energy, the presence of holders of at least a majority of the total number of shares of common stock issued and outstanding and entitled to vote as of the record date for the special meeting, whether present in person or represented by proxy, is required in order to conduct business at the special meetings. This requirement is called a quorum.
Abstentions and broker non-votes (if any) will be considered in determining the presence of a quorum but will not constitute votes cast. An abstention occurs when a shareholder submits a proxy with explicit instructions to decline to vote regarding a particular matter. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal. If your shares are held in “street name” through a broker or other nominee, you should provide your broker or other nominee with instructions as to how to vote your shares of FirstEnergy common stock or Allegheny Energy common stock. Because of the required vote standard for the authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment at the FirstEnergy special meeting and approval of the merger agreement and the merger at the Allegheny Energy special meeting, your failure to provide your broker or other nominee with instructions how to vote your shares on the applicable proposal will have the same effect as a vote cast AGAINST the applicable proposal.
Q17:	How will my shares be represented at the special meeting?
A17:	If you are entitled to vote at the FirstEnergy or Allegheny Energy special meeting and you hold your shares in your own name, you can submit a proxy or vote in person by completing a ballot at the applicable special meeting. However, FirstEnergy and Allegheny Energy encourage you to submit a proxy before the special meeting, even if you plan to attend the special meeting. A proxy is a legal designation of another person to vote your shares of common stock on your behalf. If you properly submit your proxy by telephone, through the Internet or by signing and returning your proxy card, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the FirstEnergy or Allegheny Energy board recommends, which is:

For FirstEnergy shareholders:

•	FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement,

•	FOR the proposal to adopt the charter amendment, and

•	FOR the proposal to authorize adjournment of the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies.

For Allegheny Energy stockholders:

•	FOR the proposal to approve the merger agreement and the merger, and

•	FOR the proposal to authorize adjournment of the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies.

Q18:	What vote is required to approve the proposals at the FirstEnergy special meeting?
A18:	At the FirstEnergy special meeting, the authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment require the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on each of the proposals. Approval of the adjournment proposal to solicit additional proxies, if necessary or appropriate, requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the FirstEnergy special meeting. Your vote is very important. You are encouraged to submit a proxy as soon as possible.
Q19:	What vote is required to approve the proposals at the Allegheny Energy special meeting?
A19:	At the Allegheny Energy special meeting, approval of the merger agreement and the merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Allegheny Energy common stock entitled to vote on the proposal, and approval of the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Allegheny Energy special meeting and entitled to vote on the proposal. Your vote is very important. You are encouraged to submit a proxy as soon as possible.
Q20:	If my shares are held in “street name” by my broker or other nominee, will my broker or other nominee automatically vote my shares for me?
A20:	No. If your shares are held in the name of a bank or broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of telephonic or Internet voting will depend on the bank’s or broker’s voting process. Please check with your bank or broker and follow the voting procedures your bank or broker provides.
You should instruct your bank, broker or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the FirstEnergy or Allegheny Energy special meetings. If your broker does not receive voting instructions from you regarding these proposals, your shares will NOT be voted on those proposals.
Q21:	What if I do not vote?
A21:	If your shares are held in your name and you do not submit your proxy by telephone or through the Internet or return your proxy card by mail or vote in person at your special meeting (or if your shares are held in the name of a bank, broker or other nominee and you do not instruct your bank, broker or other nominee how to vote your shares), your vote will not be counted, and it will be less likely that a quorum to conduct business at your special meeting will be obtained.
If you are a FirstEnergy shareholder, not submitting your proxy (or not voting in person at the FirstEnergy special meeting, if not submitting a proxy card) will have the same effect as a vote cast AGAINST the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and the proposal to adopt the charter amendment because, in order to approve each of these proposals, a vote of at least the majority of the outstanding shares of FirstEnergy common stock entitled to vote on each proposal is required. A failure to vote will have no effect on the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies.

If you are an Allegheny Energy stockholder, not submitting your proxy (or not voting in person at the special meeting, if not submitting a proxy card) will have the same effect as a vote cast AGAINST the approval of the merger agreement and the merger because, in order to approve the merger agreement and the merger, a vote of at least the majority of the outstanding shares of Allegheny Energy common stock entitled to vote on the proposal is required. A failure to vote will have no effect on approval of the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies.
Q22:	Why is FirstEnergy proposing to amend its charter?
A22:	FirstEnergy is proposing to amend its amended articles of incorporation to increase the number of authorized shares of its common stock in order to have a sufficient number of shares available to issue to Allegheny Energy stockholders in exchange for their shares in connection with the merger and to ensure that an adequate supply of authorized unissued shares is available for future general corporate needs. FirstEnergy has no current intention to issue any shares of common stock in addition to those issued to Allegheny Energy stockholders pursuant to the merger agreement. FirstEnergy will not be able to complete the merger if the charter amendment is not adopted. If you want the merger to be completed, you should vote for the adoption of the charter amendment to enable FirstEnergy to complete the transactions contemplated by the merger agreement. FirstEnergy does not intend to amend its amended articles of incorporation unless the merger will be completed, even if FirstEnergy shareholders approve the charter amendment proposal.
Q23:	What do I need to do now?
A23:	After you have carefully read and considered the information contained or incorporated by reference in this joint proxy statement/prospectus, please respond by submitting your proxy by telephone or via the Internet in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the FirstEnergy special meeting or Allegheny Energy special meeting, as applicable.
Q24:	Can I revoke my proxy or change my vote after I have submitted a proxy by telephone or via the Internet or mailed my signed proxy card?
A24:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the FirstEnergy special meeting or the Allegheny Energy special meeting, as applicable. You can do this in any of the three following ways:

•	by sending a written notice to the vice president and corporate secretary of FirstEnergy or the secretary of Allegheny Energy, as applicable, in time to be received before the FirstEnergy special meeting or the Allegheny Energy special meeting, as applicable, stating that you would like to revoke your proxy;

•	by submitting a later dated proxy by telephone or via the Internet or by completing, signing and dating another proxy card and returning it by mail in time to be received before the FirstEnergy special meeting or Allegheny Energy special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, by attending the FirstEnergy special meeting or the Allegheny Energy special meeting and voting in person. Simply attending the FirstEnergy special meeting or Allegheny Energy special meeting without voting will not revoke your proxy or change your vote, if you have previously submitted a proxy or voted.

If your shares of FirstEnergy common stock or Allegheny Energy common stock are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee for instructions on how to do so. See the sections entitled “Information Regarding the FirstEnergy Special Meeting — How to Change Your Vote” beginning on page 45 and “Information Regarding the Allegheny Energy Special Meeting — How to Change Your Vote” beginning on page 49.

Q25:	As a participant in the FirstEnergy Corp. Savings Plan, how do I vote my shares held in my plan account?
A25:	If you are a participant in the FirstEnergy Corp. Savings Plan, you can vote shares allocated to your plan account by completing, signing and dating your voting instruction form and returning it in the enclosed postage-prepaid envelope or by submitting your voting instructions by telephone or through the Internet as instructed on your voting instruction form. The plan trustee will vote the shares held in your plan account in accordance with your instructions. If you do not provide the plan trustee with instructions by Eastern time on , 2010, the unvoted shares will be voted by the plan trustee in the same proportion as the voted shares.
Q26:	As a participant in the Allegheny Energy Employee Stock Ownership and Savings Plan, how do I vote my shares held in my plan account?
A26:	If you are a participant in the Allegheny Energy Employee Stock Ownership and Savings Plan, the proxy/voting instruction card sent to you includes the number of shares of Allegheny Energy common stock you own through the plan and will serve as a voting instruction card to the trustee of the plan for all shares of Allegheny Energy common stock you own through the plan. You are entitled to instruct the plan trustee on how to vote your shares in the plan by telephone, via the Internet or by mail as described in your proxy/voting instruction card. The trustee will vote your shares held in the plan in accordance with your instructions. If you do not provide the trustee with instructions by Eastern time on , 2010, your shares will not be voted.
Q27:	If I am an Allegheny Energy stockholder, should I send in my stock certificates with my proxy card?
A27:	NO. Please DO NOT send your Allegheny Energy stock certificates with your proxy card. If the merger is completed, you will be sent written instructions for exchanging your stock certificates for shares of FirstEnergy common stock shortly after the time the merger is effective.
Q28:	What should I do if I receive more than one set of voting materials for the FirstEnergy special meeting or the Allegheny Energy special meeting?
A28:	You may receive more than one set of voting materials for the FirstEnergy special meeting or the Allegheny Energy special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of FirstEnergy common stock or Allegheny Energy common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares of FirstEnergy common stock or Allegheny Energy common stock are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction card that you receive by following the instructions set forth in each separate proxy or voting instruction card.

Q29:	What happens if I am a holder of both FirstEnergy common stock and Allegheny Energy common stock?
A29:	You will receive separate mailings of this joint proxy statement/prospectus and a separate proxy or voting instruction card from each company. It is important that you vote your shares with respect to each special meeting. To vote your shares at each special meeting, you must either submit your separate proxies (or voting instruction cards if your shares are held in the name of a bank, broker or other nominee) by telephone or via the Internet, if available, in accordance with the instructions set forth in each separate proxy (or voting instruction card) or complete, sign and date each separate proxy or voting instruction card and mail them in the appropriate postage-prepaid envelopes, or attend one of the special meetings and vote in person, in which case you should submit a proxy for the other special meeting.

ADDITIONAL INFORMATION

Q30:	How can I find more information about FirstEnergy and Allegheny Energy?
A30:	You can find more information about FirstEnergy and Allegheny Energy from various sources described in the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.
Q31:	Who can answer my questions?
A31:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

FirstEnergy’s Proxy Solicitor:	Allegheny Energy’s Proxy Solicitor:
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Shareholders may call toll free (877) 687-1866 Banks and Brokers may call collect (212) 750-5833	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Stockholders may call toll free (800) 549-6650 Banks and Brokers may call collect (212) 269-5550

SUMMARY

The following is a summary that highlights selected information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, FirstEnergy and Allegheny Energy encourage you to read carefully this entire joint proxy statement/prospectus, including the attached annexes. In addition, FirstEnergy and Allegheny Energy encourage you to read the information incorporated by reference in this joint proxy statement/prospectus, which includes important business and financial information about FirstEnergy and Allegheny Energy that has been filed with the SEC. You may obtain the information incorporated by reference in this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

The Companies

FirstEnergy Corp.

FirstEnergy, an Ohio corporation formed in 1996, is a diversified energy company headquartered in Akron, Ohio, with total revenues in 2009 of approximately $13 billion. Its subsidiaries and affiliates are involved in the generation, transmission and distribution of electricity, as well as energy management and other energy-related services. Its seven electric utility distribution companies comprise the nation’s fifth largest investor-owned electric system, based on 4.5 million customers served within 36,100 square miles of Ohio, Pennsylvania, New Jersey and New York. Its generation subsidiaries control more than 14,000 megawatts of capacity. FirstEnergy’s common stock is listed on the NYSE and trades under the symbol “FE.”

Element Merger Sub, Inc., referred to as Merger Sub, is a Maryland corporation and a wholly owned subsidiary of FirstEnergy that was formed for the sole purpose of effecting the merger. If the merger is completed, Merger Sub will cease to exist following its merger with and into Allegheny Energy.

FirstEnergy’s and Merger Sub’s principal executive offices are located at 76 South Main Street, Akron, Ohio 44308 and their telephone number is (800) 631-8945.

This joint proxy statement/prospectus incorporates important business and financial information about FirstEnergy from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

Allegheny Energy, Inc.

Allegheny Energy is a Maryland corporation formed in 1925, with total revenues in 2009 of approximately $3.4 billion. Allegheny Energy, through its subsidiaries, owns and operates electric generation facilities and delivers electric services to customers in Pennsylvania, West Virginia, Maryland and Virginia. Allegheny Energy common stock is listed on the NYSE and trades under the symbol “AYE.”

Allegheny Energy’s principal executive offices are located at 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601 and its telephone number is (724) 837-3000.

This joint proxy statement/prospectus incorporates important business and financial information about Allegheny Energy from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

The Merger

On February 10, 2010, the boards of directors of FirstEnergy and Allegheny Energy each unanimously approved the merger agreement and the merger pursuant to which Merger Sub will merge with and into Allegheny Energy with Allegheny Energy becoming a wholly owned subsidiary of FirstEnergy. Upon completion of the merger, FirstEnergy will issue to Allegheny Energy stockholders 0.667 of a share of FirstEnergy common stock for each share of Allegheny Energy common stock held prior to the merger. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to completion of the merger.

For more information regarding the merger transaction, see the sections entitled “The Merger” beginning on page 52, “The Merger Agreement” beginning on page 124 and Annex A.

Recommendations of the Boards of Directors to Shareholders

Recommendation of FirstEnergy’s Board of Directors

The FirstEnergy board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of FirstEnergy and its shareholders and approved the transactions contemplated by the merger agreement, including the share issuance and the charter amendment. The FirstEnergy board of directors recommends that FirstEnergy shareholders vote FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement, FOR the proposal to adopt the charter amendment and FOR the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approvals. For more information regarding the recommendation of the FirstEnergy board, see the section entitled “The Merger — Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger” beginning on page 62.

Recommendation of Allegheny Energy’s Board of Directors

The Allegheny Energy board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Allegheny Energy and its stockholders and has approved the merger agreement and the merger. The Allegheny Energy board of directors recommends that Allegheny Energy stockholders vote FOR the proposal to approve the merger agreement and the merger and FOR the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval. For more information regarding the recommendation of the Allegheny Energy board, see the section entitled “The Merger — Recommendation of the Allegheny Energy Board of Directors and Its Reasons for the Merger” beginning on page 67.

Opinions of Financial Advisors

Opinion of FirstEnergy’s Financial Advisor

FirstEnergy retained Morgan Stanley & Co. Incorporated, referred to as Morgan Stanley, to provide it with financial advisory services and a financial opinion in connection with the merger. FirstEnergy selected Morgan Stanley as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of FirstEnergy. At the meeting of the FirstEnergy board on February 10, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to FirstEnergy.

The full text of the written opinion of Morgan Stanley, dated February 10, 2010, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus. The summary of the Morgan Stanley fairness opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. FirstEnergy shareholders are urged to read the opinion carefully and in its entirety. The Morgan Stanley opinion is directed to the FirstEnergy board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement. The Morgan Stanley opinion does not address any other aspect of the merger and does not constitute a recommendation to any FirstEnergy or Allegheny Energy shareholder as to how any such shareholder should vote with respect to the proposed merger or any other matter. The opinion also does not address the prices at which shares of FirstEnergy common stock will trade following the completion of the merger or at any other time. Pursuant to the terms of Morgan Stanley’s engagement, FirstEnergy agreed to pay Morgan Stanley a fee of $35 million, a portion of which became payable upon announcement of the execution of the merger agreement, a portion of which is contingent upon FirstEnergy shareholder and Allegheny Energy stockholder approval of the proposals described in this joint proxy statement/prospectus and a portion of which is contingent upon completion of the merger.

For more information regarding the opinion of FirstEnergy’s financial advisor, see the section entitled “The Merger — Opinion of FirstEnergy’s Financial Advisor” beginning on page 78. See also Annex C to this joint proxy statement/prospectus.

Opinion of Allegheny Energy’s Financial Advisor

Allegheny Energy retained Goldman, Sachs & Co., referred to as Goldman Sachs, to provide it with financial advisory services and, at Allegheny Energy’s request, to render an opinion as to the fairness from a financial point of view of the consideration to be received in connection with the merger. Allegheny Energy selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. At the meeting of the Allegheny Energy board on February 10, 2010, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, that, as of February 10, 2010 and based upon and subject to the assumptions, considerations, qualifications and limitations set forth therein, the exchange ratio of 0.667 of a share of FirstEnergy common stock to be paid for each share of Allegheny Energy common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Allegheny Energy common stock (other than FirstEnergy and its affiliates).

The full text of the written opinion of Goldman Sachs, dated February 10, 2010, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus. The summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. Allegheny Energy stockholders are urged to read the opinion carefully and in its entirety. Goldman Sachs provided its opinion for the information and assistance of the board of directors of Allegheny Energy in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Allegheny Energy common stock should vote with respect to the merger or any other matter. Pursuant to an engagement letter between Allegheny Energy and Goldman Sachs, Allegheny Energy agreed to pay Goldman Sachs a fee of $23 million, of which $7 million became payable upon execution of the merger agreement on February 10, 2010, $8 million is contingent upon Allegheny Energy stockholder approval of the merger and $8 million is contingent upon completion of the merger.

For more information regarding the opinion of Allegheny Energy’s financial advisor, see the section entitled “The Merger — Opinion of Allegheny Energy’s Financial Advisor” beginning on page 91 and Annex D.

Ownership of FirstEnergy Common Stock After the Merger

Based upon the number of shares of FirstEnergy and Allegheny Energy common stock outstanding on          , 2010 (excluding shares issuable upon exercise of outstanding FirstEnergy and Allegheny Energy equity awards), we estimate that former Allegheny Energy stockholders will own approximately 27% and current FirstEnergy shareholders will own approximately 73% of the then outstanding shares of FirstEnergy common stock upon completion of the merger.

Directors and Executive Officers of FirstEnergy After the Merger

Following completion of the merger, Anthony J. Alexander will remain chief executive officer and president of FirstEnergy, and Paul J. Evanson, currently the chairman, president and chief executive officer of Allegheny Energy, will become the executive vice chairman of FirstEnergy and report to Mr. Alexander. Effective upon completion of the merger, FirstEnergy will increase the size of its board by two members to thirteen and appoint two current members of the board of Allegheny Energy to the FirstEnergy board. The headquarters of FirstEnergy will remain in Akron, Ohio after completion of the merger.

Additional Interests of the FirstEnergy Directors and Executive Officers in the Merger

In considering the recommendation of the FirstEnergy board with respect to the merger, FirstEnergy shareholders should be aware that the executive officers and directors of FirstEnergy have certain interests in the merger that may be different from, or in addition to, the interests of FirstEnergy shareholders generally. These interests include the fact that all FirstEnergy directors and executive officers are expected to continue to serve in the same or similar positions after completion of the merger.

The FirstEnergy board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that the FirstEnergy shareholders approve the share issuance and adopt the charter amendment. See the sections entitled “The Merger — Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger” beginning on page 62 and “The Merger — Additional Interests of the FirstEnergy Directors and Executive Officers in the Merger” beginning on page 103.

Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger

In considering the recommendation of the Allegheny Energy board with respect to the merger, Allegheny Energy stockholders should be aware that the executive officers and directors of

Allegheny Energy have certain interests in the merger that may be different from, or in addition to, the interests of Allegheny Energy stockholders generally. These interests include the following:

•	The merger agreement includes an agreement that two members of the Allegheny Energy board be added to the FirstEnergy board effective upon completion of the merger. and have been designated by FirstEnergy, upon consultation with, and in consideration of the views of, Allegheny Energy, to become members of the FirstEnergy board. The other members of Allegheny Energy’s board will no longer serve as directors of Allegheny Energy (and will not serve as directors of FirstEnergy) upon completion of the merger.

•	Paul J. Evanson, currently chairman, president and chief executive officer of Allegheny Energy, will become executive vice chairman of the combined company and report to Mr. Alexander.

•	Equity incentive compensation awards will be subject to vesting and other special treatment in some circumstances.

•	The executive officers of Allegheny Energy, other than Mr. Evanson, are participants in Allegheny Energy’s Executive Change in Control Severance Plan under which, if their employment is terminated with good reason or without cause within 24 months following completion of the merger (or before the merger if the circumstances of the termination are attributable to FirstEnergy), they will be entitled to (1) a cash severance payment equal to either three times or two times (depending on their level in the organization) their base salary and target annual bonus, (2) a pro-rata annual bonus at target for the year of termination, (3) a lump-sum cash payment in lieu of continued medical and dental coverage equal to $60,000 or $40,000 (depending on their level in the organization), (4) forgiveness of any obligation to repay earlier relocation benefits, (5) full vesting in Allegheny Energy’s Supplemental Executive Retirement Plan and an additional three or two years of service credit under that plan (depending on their level in the organization), and (6) for all but one of such executive officers, a gross-up payment for any “golden parachute” excise taxes for which the executive may be liable in respect of the benefits to be received by the executive that are contingent upon the completion of the merger unless such amount does not exceed 110% of the smallest amount that would be subject to that tax.

•	Mr. Evanson’s employment agreement with Allegheny Energy provides that if he terminates his employment following completion of the merger for good reason, or his employment is terminated involuntarily without cause, he will be entitled to (1) a cash severance payment equal to the sum of his base salary and target annual bonus, (2) a pro-rata annual bonus at target for the year of termination, (3) continued welfare benefits for one year (or cash payments to purchase such benefits for such period), and (4) a lump sum payment of the amount of supplemental pension benefit otherwise due him but determined (in the case of a termination before the end of the employment agreement term, June 15, 2011) as if he had continued to serve through the end of the term.

•	The merger agreement provides for the continuation of indemnification existing in favor of the current and former directors, officers and employees of Allegheny Energy and its subsidiaries, with such indemnification obligations being guaranteed by FirstEnergy. The merger agreement also contains certain obligations related to the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to the effective time of the merger for persons who are currently covered under Allegheny Energy’s existing policies.

The Allegheny Energy board was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger and making its recommendation that the Allegheny Energy stockholders approve the merger agreement and the merger. See the sections entitled “The Merger — Recommendation of the Allegheny Energy Board of Directors and Its Reasons for the Merger” beginning on page 67 and “The Merger — Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger” beginning on page 104.

Treatment of Allegheny Energy Stock Options, Restricted Stock and Other Equity Based Compensation

Under the Allegheny Energy equity incentive compensation plans, upon approval of the merger agreement and the merger by Allegheny Energy stockholders, the following treatment will apply to stock awards (other than grants of restricted or unrestricted Allegheny Energy common stock to members of Allegheny Energy’s board) that were granted before the execution of the merger agreement and that remain outstanding upon stockholder approval of the merger agreement and the merger:

•	options to purchase Allegheny Energy common stock will become fully vested and exercisable, and any options that are not exercised before completion of the merger will be converted upon completion of the merger into fully vested and exercisable options to purchase FirstEnergy common stock on a basis intended to preserve the intrinsic value of the option and otherwise on the terms and conditions applicable under the options;

•	restricted Allegheny Energy common stock (other than that held by members of Allegheny Energy’s board) will vest in full; and

•	performance awards will be deemed earned at the target performance level and will be settled in shares of Allegheny Energy common stock not more than 30 days following stockholder approval of the merger agreement and the merger.

Restricted stock granted to Allegheny Energy directors before execution of the merger agreement will vest in full upon completion of the merger.

Neither stockholder approval of the merger agreement and the merger nor completion of the merger will cause Allegheny Energy equity incentive awards granted after execution of the merger agreement to vest. However, any performance awards granted after execution of the merger agreement will be deemed earned at the target performance level for the year in which the merger is completed and all subsequent years (for example, if the closing occurs in 2011, actual performance will be applied in respect of 2010 and target performance will be assumed for 2011 and 2012), and the resulting number of performance shares will be treated as restricted stock units whose payment at the end of the three-year performance cycle is generally subject to continued employment during that period (subject to earlier vesting upon retirement, disability or death in accordance with Allegheny Energy’s historical performance share grant practices). Upon completion of the merger, the performance shares will be redenominated in FirstEnergy shares in proportion to the exchange ratio of 0.667. Any options that are outstanding upon completion of the merger (including those whose vesting was accelerated as described above) will be assumed by FirstEnergy on the same terms and conditions as applied to the assumed option immediately prior to the merger except that the option will cover shares of FirstEnergy common stock in a manner that is intended to preserve, as of the closing, the intrinsic value of the Allegheny Energy option immediately before closing.

If the holder of a stock option or performance share terminates his or her employment for good reason or is terminated without cause following completion of the merger (or, for certain employees, before the merger if the circumstances of the termination are attributable to FirstEnergy), then any performance awards and any options (to the extent not yet then already fully vested) will vest in full.

Regardless of when vested, options will remain exercisable for their full term in the case of Paul J. Evanson, the chairman, president and chief executive officer of Allegheny Energy, and generally for 90 days following termination of employment in the case of other employees (or for three years for certain employees if they are retirement eligible).

For a more complete description of the effect of the merger on Allegheny Energy stock-based awards, see the sections entitled “The Merger — Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger” beginning on page 104 and “The Merger Agreement — Treatment of Allegheny Energy Options and Other Equity Awards” beginning on page 126.

Listing of Shares of FirstEnergy Common Stock; Delisting of Shares of Allegheny Energy Common Stock

FirstEnergy will use its reasonable best efforts to cause the shares of FirstEnergy common stock issuable pursuant to the merger agreement to be approved for listing on the NYSE at or prior to the completion of the merger, subject to official notice of issuance. Approval of the listing on the NYSE of the shares of FirstEnergy common stock issuable pursuant to the merger agreement is a condition to each party’s obligation to complete the merger. If the merger is completed, Allegheny Energy common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.

For more information regarding the conditions to the completion of the merger and a complete list of such conditions, see the section entitled “The Merger — Listing of FirstEnergy Common Stock and Delisting and Deregistration of Allegheny Energy Common Stock” beginning on page 111.

Appraisal or Dissenters’ Rights in Connection with the Merger

Under Maryland law, Allegheny Energy stockholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger.

Under Ohio law, FirstEnergy shareholders who (1) do not vote to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and (2) deliver a written demand for payment of the fair cash value of their shares of FirstEnergy common stock not later than ten days after the FirstEnergy special meeting, shall be entitled, if and when the merger is completed, to receive the fair cash value of their shares of FirstEnergy common stock. The right as a FirstEnergy shareholder to receive the fair cash value of FirstEnergy shares of common stock, however, is contingent upon strict compliance by the dissenting FirstEnergy shareholder with the procedures set forth in Ohio Revised Code Section 1701.85, a copy of which is attached to this joint proxy statement/prospectus as Annex E. If you wish to submit a written demand for payment of the fair cash value of your FirstEnergy common stock, you should deliver your demand no later than ten days after the FirstEnergy special meeting.

For more information regarding dissenters’ rights, see the section entitled “The Merger — Appraisal or Dissenters’ Rights” beginning on page 111.

Accounting Treatment

FirstEnergy will account for the merger under accounting principles generally accepted in the United States, which we refer to as GAAP, with FirstEnergy being deemed to have acquired Allegheny Energy. This means that the assets and liabilities of Allegheny Energy will be recorded, as of the completion of the merger, at their fair values and added to those of FirstEnergy, including potentially an amount for goodwill to the extent the purchase price exceeds the fair value of the identifiable net assets. Financial statements of FirstEnergy issued after the merger will reflect only the operations of Allegheny Energy’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of Allegheny Energy.

For more information regarding the accounting treatment of the transaction see the section entitled “The Merger — Accounting Treatment” beginning on page 114.

Material U.S. Federal Income Tax Consequences of the Merger

Assuming the merger is completed as described in the merger agreement and in this joint proxy statement/prospectus, FirstEnergy and Allegheny Energy each expect the merger to be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code. Assuming the merger is so treated, Allegheny Energy stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share of FirstEnergy common stock) by reason of the merger, subject to the limitations described in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 114.

FirstEnergy shareholders (other than those that exercise dissenters’ rights) generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger. FirstEnergy shareholders that exercise dissenters’ rights are urged to consult their tax advisors regarding the tax treatment of any cash received upon the exercise of dissenters’ rights in connection with the merger.

For more information regarding the expected material U.S. federal income tax consequences of the merger, see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 114.

Litigation Relating to the Merger

In connection with the merger, purported shareholders of Allegheny Energy have filed putative shareholder class action and/or derivative lawsuits in Pennsylvania and Maryland state courts, as well as in the United States District Court for the Western District of Pennsylvania, against Allegheny Energy and its directors and certain officers, referred to as the Allegheny Energy defendants, and FirstEnergy and Merger Sub. In summary, the lawsuits allege, among other things, that the Allegheny Energy directors breached their fiduciary duties by approving the merger agreement, and that Allegheny Energy, FirstEnergy and Merger Sub aided and abetted in these alleged breaches of fiduciary duty. The complaints seek, among other things, jury trials, money damages and injunctive relief. While FirstEnergy and Allegheny Energy believe the lawsuits are without merit and have defended vigorously against the claims, in order to avoid the costs associated with the litigation, the defendants have agreed to the terms of a disclosure-based settlement of the lawsuits.

For more information regarding the litigation related to the merger see the sections entitled “Risk Factors— Pending litigation against FirstEnergy and Allegheny Energy could result in an injunction preventing the completion of the merger, the payment of damages in the event the merger is completed and/or may adversely affect FirstEnergy’s business, financial condition or results of operations following the merger” beginning on page 42 and “The Merger — Litigation Relating to the Merger” beginning on page 118.

Regulatory Matters Relating to the Merger

To complete the merger, FirstEnergy and Allegheny Energy must make filings with and obtain authorizations, approvals or consents from a number of federal and state public utility, antitrust and other regulatory authorities. The merger is subject to requirements of the Hart-Scott-Rodino

Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act, and the expiration or termination of the waiting period (and any extension of the waiting period) applicable to the merger under the HSR Act. The merger is also subject to the regulatory requirements of other state and federal domestic agencies and authorities, including the Federal Energy Regulatory Commission, referred to as the FERC, the Maryland Public Service Commission, referred to as the MDPSC, the Pennsylvania Public Utility Commission, referred to as the PAPUC, the Virginia State Corporation Commission, referred to as the VSCC, the Public Service Commission of West Virginia, referred to as the WVPSC, and the Federal Communications Commission, referred to as the FCC.

For more information regarding regulatory matters relating to the proposed merger, see the section entitled “Regulatory Matters Relating to the Merger” beginning on page 120.

Overview of the Merger Agreement

Conditions to Completion of the Merger

A number of conditions must be satisfied or waived, before the merger can be completed. These include, among others:

•	approval by Allegheny Energy stockholders of the merger agreement and the merger;

•	authorization and approval by FirstEnergy shareholders of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment;

•	the absence of any order issued by any court or any other legal restraint preventing or restraining the completion of the merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	the approval for listing on the NYSE of the FirstEnergy common stock to be issued in the merger;

•	the accuracy of the representations and warranties made by FirstEnergy and Allegheny Energy in the merger agreement, except where the failure to be accurate does not have and would not reasonably be expected to have a “material adverse effect”;

•	the performance in all material respects of each party’s obligations under the merger agreement;

•	the absence of any change or event that has had or would reasonably be expected to have a material adverse effect on FirstEnergy or Allegheny Energy; and

•	the receipt by each party of a tax opinion from such party’s legal counsel.

For more information regarding the conditions to the completion of the merger and a complete list of such conditions, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 130.

No Solicitation

Neither FirstEnergy nor Allegheny Energy, nor any of their subsidiaries or their respective officers, directors or employees will, and each will use its reasonable best efforts not to, directly or indirectly, take any of the following actions:

•	solicit, initiate, seek, knowingly encourage or knowingly take any other action designed to facilitate any acquisition proposal;

•	furnish any nonpublic information in connection with any acquisition proposal;

•	engage or participate in any discussions or negotiations with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any agreement for an acquisition transaction;

except, FirstEnergy or Allegheny Energy may, as applicable, prior to approval by their respective shareholders of the proposals related to the merger, and subject to certain notice and other requirements, furnish nonpublic information to, or engage in discussions or negotiations with, any person in response to an unsolicited, bona fide acquisition proposal that the board of directors of that party determines in good faith after consultation with its financial advisors is, or would be reasonably likely to lead to a superior offer, under certain circumstances.

For more information regarding the limitations on FirstEnergy and Allegheny Energy and their boards to consider other proposals, see the section entitled “The Merger Agreement — Additional Agreements — Non-Solicitation” beginning on page 141.

Termination of the Merger Agreement

The merger agreement may be terminated at any time by mutual written agreement of FirstEnergy and Allegheny Energy. It can also be terminated by either FirstEnergy or Allegheny Energy under several specific circumstances, including:

•	if the merger is not completed on or prior to April 10, 2011 (subject to possible extension);

•	if a final and nonappealable governmental action preventing the merger is in effect;

•	if the FirstEnergy or Allegheny Energy shareholder approval is not obtained;

•	if the non-terminating party has materially breached the merger agreement and such breach is not timely cured and gives rise to a failure to satisfy a closing condition;

•	if the non-terminating party has materially breached its non-solicitation obligations under the merger agreement;

•	under specific circumstances if the terminating party receives an unsolicited takeover proposal from a third party; or

•	if there has been a change of recommendation by the board of directors of the other party.

For more information regarding the rights of FirstEnergy and Allegheny Energy to terminate the merger agreement, see the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 143.

Termination Fee and Expense Reimbursement

Under specific circumstances, FirstEnergy or Allegheny Energy, as applicable, may be required, subject to certain conditions, to pay a termination fee of $350 million or $150 million, respectively, and/or reimburse the other party for its transaction expenses in an amount not to exceed $45 million.

For more information regarding termination fees and expense reimbursement obligations, see the section entitled “The Merger Agreement — Effect of Termination” beginning on page 144.

The Shareholders’ Meetings

FirstEnergy Special Meeting of Shareholders

The FirstEnergy special meeting will be held on          , 2010, at          , local time, at          ,          . For more information regarding the FirstEnergy special meeting, see the sections entitled “Information Regarding the FirstEnergy Special Meeting” beginning on page 41 and “The FirstEnergy Special Meeting of Shareholders” beginning on page 179.

At the FirstEnergy special meeting, FirstEnergy shareholders will be asked to:

•	authorize and approve the share issuance and the other transactions contemplated by the merger agreement;

•	adopt the charter amendment; and

•	authorize the adjournment of the FirstEnergy special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and/or adopt the charter amendment at the time of the FirstEnergy special meeting.

Only holders of record of FirstEnergy common stock at the close of business on          , 2010, the FirstEnergy special meeting record date, are entitled to notice of, and to vote at, the FirstEnergy special meeting and any adjournments or postponements of the FirstEnergy special meeting. At the close of business on that date, there were           shares of FirstEnergy common stock outstanding and entitled to vote at the FirstEnergy special meeting.

Authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment are conditions to the completion of the merger. The proposals to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and to adopt the charter amendment require the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on each of the proposals. FirstEnergy is proposing to amend its amended articles of incorporation to increase the number of authorized shares of its common stock in order to have a sufficient number of shares available to issue to Allegheny Energy stockholders in exchange for their shares in connection with the merger and to ensure that an adequate supply of authorized unissued shares is available for future general corporate needs. FirstEnergy has no current intention to issue any shares of common stock in addition to those issued to Allegheny Energy stockholders pursuant to the merger agreement. FirstEnergy does not intend to amend its amended articles of incorporation unless the merger is completed, even if FirstEnergy shareholders approve the charter amendment proposal. For more information regarding the charter amendment, see the section entitled “The FirstEnergy Special Meeting of Shareholders — Proposal #2 — The Charter Amendment” beginning on page 179. The proposal to authorize the adjournment of the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and adopt the charter amendment at the time of the FirstEnergy special meeting requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the FirstEnergy special meeting, regardless of whether a quorum is present.

At the close of business on the record date for the FirstEnergy special meeting, FirstEnergy’s directors and executive officers collectively beneficially owned approximately           shares of

FirstEnergy common stock (inclusive of shares subject to stock options which may be exercised within 60 days following that date), which represents approximately  % of the FirstEnergy common stock entitled to vote at the FirstEnergy special meeting. For more information regarding the voting and the share ownership of the FirstEnergy board and executive officers, see the sections entitled “Information Regarding the FirstEnergy Special Meeting — Voting by FirstEnergy Directors and Executive Officers” beginning on page 46 and “Security Ownership of Certain Beneficial Owners and Management of FirstEnergy” beginning on page 173.

Allegheny Energy Special Meeting of Stockholders

The Allegheny Energy special meeting will be held on          , 2010, at          , local time, at          ,          . For more information regarding the Allegheny Energy special meeting, see the sections entitled “Information Regarding the Allegheny Energy Special Meeting” beginning on page 47 and “The Allegheny Energy Special Meeting of Stockholders” beginning on page 181.

At the Allegheny Energy special meeting, Allegheny Energy stockholders will be asked to:

•	approve the merger agreement and the merger; and

•	authorize the adjournment of the Allegheny Energy special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the merger agreement and the merger at the time of the Allegheny Energy special meeting.

Only holders of record of Allegheny Energy common stock at the close of business on          , 2010, the Allegheny Energy special meeting record date, are entitled to notice of, and to vote at, the Allegheny Energy special meeting and any adjournments or postponements of the Allegheny Energy special meeting. At the close of business on that date, there were           shares of Allegheny Energy common stock outstanding and entitled to vote at the Allegheny Energy special meeting.

Approval of the merger agreement and the merger by Allegheny Energy stockholders is a condition to the completion of the merger. The proposal to approve the merger agreement and the merger requires the affirmative vote of holders of at least a majority of the shares of Allegheny Energy common stock outstanding and entitled to vote on the proposal. The proposal to authorize the adjournment of the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the merger at the time of the Allegheny Energy special meeting requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Allegheny Energy special meeting and entitled to vote, regardless of whether a quorum is present.

At the close of business on the record date for the Allegheny Energy special meeting, Allegheny Energy’s directors and executive officers collectively beneficially owned approximately           shares of Allegheny Energy common stock (inclusive of shares subject to stock options which may be exercised within 60 days following that date), which represents approximately     % of the Allegheny Energy common stock entitled to vote at the Allegheny Energy special meeting. For more information regarding the voting and the share ownership of the Allegheny Energy board and executive officers, see the sections entitled “Information Regarding the Allegheny Energy Special Meeting — Voting by Allegheny Energy Directors and Executive Officers” beginning on page 50 and “Security Ownership of Certain Beneficial Owners and Management of Allegheny Energy” beginning on page 175.

Comparison of Rights of FirstEnergy Shareholders and Allegheny Energy Stockholders

The rights of FirstEnergy shareholders are governed by Ohio law and the rights of Allegheny Energy stockholders are governed by Maryland law. There are additional differences in the rights of

FirstEnergy shareholders and Allegheny Energy stockholders as a result of the provisions of the charter and bylaws and other corporate documents of each company.

For more information regarding the differences in shareholder rights, see the section entitled “Comparison of Rights of FirstEnergy’s Shareholders and Allegheny Energy’s Stockholders” beginning on page 159.

FIRSTENERGY
SELECTED HISTORICAL FINANCIAL DATA

The selected historical consolidated financial data of FirstEnergy for each of the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 have been derived from FirstEnergy’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005 have been derived from FirstEnergy’s audited consolidated financial statements for such years, which have not been incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data of FirstEnergy as of and for the three months ended March 31, 2010 and 2009 have been derived from FirstEnergy’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which is incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of FirstEnergy or the combined company, and you should read the following information together with FirstEnergy’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2009, and FirstEnergy’s unaudited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Registrant and Subsidiaries” contained in FirstEnergy’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

	As of or For the
	Three Months Ended March 31,		As of or For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)
	(In millions, except per share amounts)

Revenues	$3,299	$3,334	$12,967	$13,627	$12,802	$11,501	$11,358
Income From Continuing Operations	$155	$119	$1,006	$1,342	$1,309	$1,258	$879
Earnings Available to FirstEnergy Corp.	$155	$119	$1,006	$1,342	$1,309	$1,254	$861
Basic Earnings per Share of Common Stock:
Income from continuing operations	$0.51	$0.39	$3.31	$4.41	$4.27	$3.85	$2.68
Earnings per basic share	$0.51	$0.39	$3.31	$4.41	$4.27	$3.84	$2.62
Diluted Earnings per Share of Common Stock:
Income from continuing operations	$0.51	$0.39	$3.29	$4.38	$4.22	$3.82	$2.67
Earnings per diluted share	$0.51	$0.39	$3.29	$4.38	$4.22	$3.81	$2.61
Dividends Declared per Share of Common Stock	$0.55	$0.55	$2.20	$2.20	$2.05	$1.85	$1.705
Weighted Average Number of Basic
Shares Outstanding	304	304	304	304	306	324	328
Weighted Average Number of Diluted
Shares Outstanding	306	306	306	307	310	327	330
Total Assets	$34,078	$33,557	$34,304	$33,521	$32,311	$31,196	$31,841

Capitalization:
Total Equity	$8,535	$8,284	$8,557	$8,315	$9,007	$9,069	$9,225
Preferred Stock	—	—	—	—	—	—	184
Long-Term Debt and Other Long-Term Obligations	11,847	9,697	11,908	9,100	8,869	8,535	8,155

Total Capitalization	$20,382	$17,981	$20,465	$17,415	$17,876	$17,604	$17,564

ALLEGHENY ENERGY
SELECTED HISTORICAL FINANCIAL DATA

The selected historical consolidated financial data of Allegheny Energy for each of the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 have been derived from Allegheny Energy’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005 have been derived from Allegheny Energy’s audited consolidated financial statements for such years, which have not been incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data of Allegheny Energy for and as of the three months ended March 31, 2010 and 2009 have been derived from Allegheny Energy’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which is incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Allegheny Energy or the combined company, and you should read the following information together with Allegheny Energy’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Allegheny Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, and Allegheny Energy’s unaudited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Allegheny Energy’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

	Three Months Ended March 31,		Year Ended December 31,
Income statement data:	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)
	(In millions, except per share amounts)

Operating revenues	$1,048.9	$957.2	$3,426.8	$3,385.9	$3,307.0	$3,121.5	$3,037.9
Operating expenses	$830.4	$667.4	$2,507.0	$2,576.4	$2,489.7	$2,389.2	$2,501.1
Operating income	$218.5	$289.8	$919.8	$809.5	$817.3	$732.3	$536.8
Income from continuing operations attributable to Allegheny Energy, Inc.	$88.2	$133.9	$392.8	$395.4	$412.2	$318.7	$75.1
Income (loss) from discontinued operations, net of tax	$—	$—	$—	$—	$—	$0.6	$(6.1)
Net income attributable to Allegheny Energy, Inc.	$88.2	$133.9	$392.8	$395.4	$412.2	$319.3	$63.1
Weighted average number of diluted shares outstanding	170	170	170.0	170.0	169.5	168.7	158.6
Earnings per share attributable to Allegheny Energy, Inc.:
Income from continuing operations attributable to Allegheny Energy, Inc.
-Basic	$0.52	$0.79	$2.32	$2.35	$2.48	$1.94	$0.48
-Diluted	$0.52	$0.79	$2.31	$2.33	$2.43	$1.89	$0.47
Net income attributable to Allegheny Energy, Inc.
-Basic	$0.52	$0.79	$2.32	$2.35	$2.48	$1.94	$0.40
-Diluted	$0.52	$0.79	$2.31	$2.33	$2.43	$1.89	$0.40
Dividends per share	$0.15	$0.15	$0.60	$0.60	$0.15	$—	$—

	March 31,	December 31,
Balance sheet data:	2010	2009	2008	2007	2006	2005
	(Unaudited)

Property, plant and equipment, net	$9,098.2	$8,957.1	$8,002.2	$7,196.6	$6,512.9	$6,277.4
Total assets	$11,700.2	$11,589.1	$10,811.0	$9,906.6	$8,552.4	$8,558.8

Short-term debt	$—	$—	$—	$10.0	$—	$—
Long-term debt due within one year	$167.0	$140.8	$93.9	$95.4	$201.2	$477.2
Long-term debt	$4,397.7	$4,417.0	$4,115.9	$3,943.9	$3,384.0	$3,624.5
Total equity	$3,226.0	$3,128.1	$2,855.7	$2,548.6	$2,115.1	$1,741.3

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined consolidated statements of income data of FirstEnergy for the three months ended March 31, 2010 and the year ended December 31, 2009 have been prepared to give effect to the merger as if the merger was completed on January 1, 2009. The unaudited pro forma condensed combined consolidated balance sheet data of FirstEnergy as of March 31, 2010 has been prepared to give effect to the merger as if the merger was completed on March 31, 2010.

The following selected unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2009 for income statement purposes, and on March 31, 2010 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 32. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 147.

	Three Months
	Ended	Year Ended
	March 31, 2010	December 31, 2009
	(In millions, except per share data)

Pro Forma Condensed Combined Consolidated Statement of Income Data:
Revenues	$4,348	$16,394
Income From Continuing Operations	240	1,398
Net Income	240	1,398
Earnings Available to FirstEnergy Corp.	246	1,413
Basic Earnings Per Share of Common Stock	$0.59	$3.38
Diluted Earnings Per Share of Common Stock	$0.59	$3.36

As of
March 31, 2010
(In millions)

Pro Forma Condensed Combined Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$496
Total Assets	47,283
Long-Term Debt and Other Long-Term Obligations	16,449
Total Liabilities	34,687
Total Equity	12,596

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes earnings per share for (a) FirstEnergy and Allegheny Energy on a historical basis, (b) pro forma combined basis for FirstEnergy giving effect to the merger and (c) pro forma equivalent information for Allegheny Energy attributable to 0.667 of a share of FirstEnergy common stock per share of Allegheny Energy common stock. It has been assumed for purposes of the pro forma combined financial information provided below that the merger was completed on January 1, 2009 for earnings per share purposes, and on March 31, 2010 for book value per share purposes. The following information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” and related notes included in this joint proxy statement/prospectus beginning on page 147.

	FirstEnergy		Allegheny Energy
		Pro Forma		Pro Forma
	Historical	Combined	Historical	Equivalent(1)

Three Months Ended March 31, 2010
Basic Earnings Per Share of Common Stock(2)	$0.51	$0.59	$0.52	$0.39
Diluted Earnings Per Share of Common Stock(2)	0.51	0.59	0.52	0.39
Cash Dividends Declared Per Share	0.55	0.55	0.15	0.37
Book Value Per Share of Common Stock(3)	28.03	30.09	19.02	20.07
Year Ended December 31, 2009
Basic Earnings Per Share of Common Stock(2)	$3.31	$3.38	$2.32	$2.25
Diluted Earnings Per Share of Common Stock(2)	3.29	3.36	2.31	2.24
Cash Dividends Declared Per Share	2.20	2.20	0.60	1.47

(1)	The pro forma equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.667 of a share of FirstEnergy common stock per share of Allegheny Energy common stock.

(2)	The pro forma combined consolidated statements of income for the three months ended March 31, 2010 and the year ended December 31, 2009 were prepared by combining FirstEnergy’s historical consolidated statements of income and Allegheny Energy’s historical consolidated statements of income adjusted to give effect to pro forma events that are (a) directly attributable to the merger, (b) factually supportable and (c) expected to have a continuing impact on combined results.

(3)	Historical book value per share is computed by dividing common stockholders’ equity by the number of shares of FirstEnergy or Allegheny Energy common stock outstanding, as applicable. Pro forma combined book value per share is computed by dividing pro forma total equity by the pro forma number of shares of FirstEnergy common stock that would have been outstanding as of March 31, 2010.

COMPARATIVE FIRSTENERGY AND ALLEGHENY ENERGY MARKET PRICE AND DIVIDEND DATA

FirstEnergy’s common stock is listed on the NYSE under the symbol “FE.” Allegheny Energy’s common stock is listed on the NYSE under the symbol “AYE.”

The following table presents closing prices for shares of FirstEnergy common stock and Allegheny Energy common stock on February 10, 2010, the last trading day before the public announcement of the execution of the merger agreement and          , 2010, the latest practicable trading day before the date of this joint proxy statement/prospectus. This table also presents the equivalent market value per share of Allegheny Energy common stock on February 10, 2010 and          , 2010, as determined by multiplying the closing prices of shares of FirstEnergy common stock on those dates by the exchange ratio of 0.667.

Although the exchange ratio is fixed, the market prices of FirstEnergy common stock and Allegheny Energy common stock will fluctuate before the special meetings and before the merger is completed. The market value of the merger consideration ultimately received by Allegheny Energy stockholders will depend on the closing price of FirstEnergy common stock on the day such stockholders receive their shares of FirstEnergy common stock.

Equivalent
Per Share of
Allegheny Energy
	FirstEnergy	Allegheny Energy	Common
	Common Stock	Common Stock	Stock

February 10, 2010	$41.46	$21.02	$27.65
, 2010	$	$	$

The table below sets forth, for the calendar quarters indicated, the high and low sale prices per share of FirstEnergy common stock and Allegheny Energy common stock on the NYSE. The table also shows the amount of cash dividends declared on FirstEnergy common stock and Allegheny Energy common stock for the calendar quarters indicated.

	FirstEnergy
	Common Stock
			Cash Dividends
	High	Low	Declared(1)

Year Ended December 31, 2010:
First Quarter	$47.09	$38.31	$0.55
Second Quarter (through June 24, 2010)	$39.96	$33.57	$—
Year Ended December 31, 2009:
Fourth Quarter	$47.77	$41.57	$0.55
Third Quarter	$47.82	$36.73	$1.10
Second Quarter	$43.29	$35.26	$—
First Quarter	$53.63	$35.63	$0.55
Year Ended December 31, 2008:
Fourth Quarter	$66.69	$41.20	$0.55
Third Quarter	$84.00	$63.03	$1.10
Second Quarter	$83.49	$69.20	$—
First Quarter	$78.51	$64.44	$0.55
Year Ended December 31, 2007:
Fourth Quarter	$74.98	$63.39	$0.55
Third Quarter	$68.31	$58.75	$1.00
Second Quarter	$72.90	$62.56	$—
First Quarter	$67.11	$57.77	$0.50

(1)	Since 2008, the quarterly dividend rate of $0.55 per share has remained unchanged. The dividend declared in the first quarter of 2010 was paid in the second quarter of 2010. The dividends declared in 2009 and 2008 included three quarterly payments of $0.55 per share in 2009 and 2008, respectively, and one quarterly payment of $0.55 per share in 2010 and 2009, respectively. Dividends declared in 2007 include three quarterly payments of $0.50 per share in 2007 and one quarterly payment of $0.55 per share in 2008.

	Allegheny Energy
	Common Stock
			Cash Dividends
	High	Low	Declared

Year Ended December 31, 2010:
First Quarter	$23.99	$20.40	$0.15
Second Quarter (through June 24, 2010)	$23.47	$18.97	$0.15
Year Ended December 31, 2009:
Fourth Quarter	$27.15	$21.84	$0.15
Third Quarter	$27.70	$23.42	$0.15
Second Quarter	$29.85	$22.70	$0.15
First Quarter	$35.97	$20.32	$0.15
Year Ended December 31, 2008:
Fourth Quarter	$36.61	$23.86	$0.15
Third Quarter	$51.14	$33.94	$0.15
Second Quarter	$55.98	$49.38	$0.15
First Quarter	$64.75	$45.46	$0.15
Year Ended December 31, 2007:
Fourth Quarter	$65.48	$52.37	$0.15
Third Quarter	$57.30	$48.18	$—
Second Quarter	$56.13	$48.67	$—
First Quarter	$50.25	$44.28	$—

The information in the preceding tables is historical only. FirstEnergy and Allegheny Energy urge you to obtain current market quotations for shares of FirstEnergy and Allegheny Energy common stock before voting at your special meeting.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words such as “expect,” “anticipate,” “target,” “goal,” “project,” “intend,” “plan,” “believe,” “budget,” “should,” “continue,” “could,” “forecast,” “may,” “might,” “potential,” “strategy,” “synergies,” “will,” “would,” “seek,” “estimate,” variations of such words and similar expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. Any statements regarding the benefits of the merger, or FirstEnergy’s or Allegheny Energy’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger,” “The Merger — Recommendation of the Allegheny Energy Board of Directors and Its Reasons for the Merger,” “The Merger — Opinion of FirstEnergy’s Financial Advisor” and “The Merger — Opinion of Allegheny Energy’s Financial Advisor” constitute forward-looking statements.

These forward-looking statements represent FirstEnergy’s and Allegheny Energy’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of these factors are outside the control of FirstEnergy and Allegheny Energy and could cause actual results to differ materially from the results expressed or implied by these forward-looking statements. In addition to the risk factors described in the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus, these factors include:

•	those identified and disclosed in public filings with the SEC made by FirstEnergy and Allegheny Energy;

•	obtaining FirstEnergy and Allegheny Energy shareholder approval of the merger;

•	the risk that required governmental and regulatory approvals for the merger may not be obtained, or, if obtained, may impose unfavorable terms, conditions or restrictions;

•	litigation relating to the merger;

•	satisfying the conditions to the closing of the merger;

•	the length of the time necessary to complete the merger;

•	successfully integrating the FirstEnergy and Allegheny Energy businesses, and avoiding problems which may result in the combined company not operating as effectively and efficiently as expected;

•	the possibility that the estimated synergies will not be realized within the expected timeframe or at all;

•	competition, whether new or existing;

•	industrial, commercial and residential growth in the service territory of FirstEnergy and Allegheny Energy;

•	prevailing economic, market and business conditions;

•	the cost and availability of capital and any restrictions imposed by lenders or creditors;

•	changes in the industry in which FirstEnergy and Allegheny Energy operate;

•	the weather and other natural phenomena, including the economic, operational and other effects of severe weather, such as tornadoes, hurricanes, ice, sleet, snow storms or droughts;

•	conditions beyond FirstEnergy’s or Allegheny Energy’s control such as disaster, acts of war or terrorism;

•	the failure to renew, or the revocation of, any licensing or other required permits;

•	unexpected costs or unexpected liabilities, or the effects of acquisition accounting varying from the companies’ expectations or changes in accounting policies;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect, which may increase borrowing costs and/or make it more difficult to pay or refinance its debts and require it to borrow or divert cash flow from operations in order to service debt payments;

•	the effects on the businesses of the companies resulting from uncertainty surrounding the merger, including with respect to customers, employees or suppliers or the diversion of management’s time and attention;

•	adverse outcomes of pending or threatened litigation or governmental investigations unrelated to the merger;

•	the effects on the companies of future regulatory or legislative actions, including changes in environmental and other laws and regulations to which FirstEnergy, Allegheny Energy or their subsidiaries and facilities are subject;

•	conduct of and changing circumstances related to third-party relationships on which FirstEnergy and Allegheny Energy rely, including the level of credit worthiness of counterparties;

•	the volatility and unpredictability of stock market and credit market conditions;

•	fluctuations in interest rates;

•	variations between the stated assumptions on which forward-looking statements are based and FirstEnergy’s and Allegheny Energy’s actual experience; and

•	other economic, business, and/or competitive factors.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus and should be read in conjunction with the risk factors and other disclosures contained or incorporated by reference into this joint proxy statement/prospectus. The areas of risk and uncertainty described above, which are not exclusive, should be considered in connection with any written or oral forward-looking statements that may be made in this joint proxy statement/prospectus or on, before or after the date of this joint proxy statement/prospectus by FirstEnergy or Allegheny Energy or anyone acting for any or both of them. Except as required by applicable law or regulation, neither FirstEnergy nor Allegheny Energy undertakes any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this joint proxy statement/prospectus or to report the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 30 you should carefully consider the following risks before deciding how to vote.

Because the exchange ratio is fixed and the market price of shares of FirstEnergy common stock will fluctuate, Allegheny Energy stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of Allegheny Energy common stock will be converted into the right to receive 0.667 of a share of FirstEnergy common stock. The number of shares of FirstEnergy common stock to be issued pursuant to the merger agreement for each share of Allegheny Energy common stock is fixed and will not change to reflect changes in the market price of FirstEnergy or Allegheny Energy common stock. The market price of FirstEnergy common stock at the time of completion of the merger may vary significantly from the market prices of FirstEnergy common stock on the date the merger agreement was executed, the date of this joint proxy statement/prospectus and the date of the special meetings. Accordingly, at the time of the special meetings, you will not know or be able to calculate the market value of the merger consideration you will receive upon the completion of the merger.

In addition, the merger might not be completed until a significant period of time has passed after the special meetings. Because the exchange ratio will not be adjusted to reflect any changes in the market value of FirstEnergy common stock or Allegheny Energy common stock, the market value of the FirstEnergy common stock issued in the merger and the Allegheny Energy common stock surrendered in the merger may be higher or lower than the values of those shares on earlier dates.

Stock price changes may result from a variety of factors, many of which are beyond the control of FirstEnergy and Allegheny Energy, including:

•	market reaction to the announcement of the merger and market assessment of the likelihood of the merger being completed;

•	changes in the respective businesses, operations or prospects of FirstEnergy or Allegheny Energy, including FirstEnergy’s and Allegheny Energy’s ability to meet earnings estimates;

•	litigation or regulatory developments affecting FirstEnergy or Allegheny Energy or the utility industry;

•	general business, market, industry or economic conditions; and

•	other factors beyond the control of FirstEnergy and Allegheny Energy, including those described elsewhere in this “Risk Factors” section and in documents incorporated by reference in this joint proxy statement/prospectus.

Neither FirstEnergy nor Allegheny Energy is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

The merger agreement contains provisions that limit FirstEnergy’s and Allegheny Energy’s ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of either Allegheny Energy or FirstEnergy from making an alternative transaction proposal and, in certain circumstances, could require FirstEnergy or Allegheny Energy to pay to the other a termination fee of $350 million or $150 million, respectively, as well as up to $45 million of transaction expenses.

Under the merger agreement, FirstEnergy and Allegheny Energy are restricted, subject to limited exceptions, from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in the section entitled “The Merger Agreement” beginning on page 124), both FirstEnergy and Allegheny Energy are restricted from soliciting, initiating, seeking, knowingly encouraging or facilitating, or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Additionally, under the merger agreement, in the event of a potential change by either the FirstEnergy or the Allegheny Energy board of its recommendation with respect to the merger-related proposals, the company changing its recommendation must provide the other with five business days prior notice and if requested, negotiate in good faith an adjustment to the terms and conditions of the merger agreement prior to changing its recommendation. FirstEnergy and Allegheny Energy may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including, compliance with the non-solicitation provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of FirstEnergy or Allegheny Energy from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. As a result of these restrictions, neither FirstEnergy nor Allegheny Energy may be able to enter into an agreement with respect to a more favorable alternative transaction without incurring potentially significant liability to the other.

Under the merger agreement, FirstEnergy or Allegheny Energy may be required to pay to the other a termination fee of $350 million or $150 million, respectively, if the merger agreement is terminated under certain circumstances, and/or reasonably documented transaction expenses up to $45 million. Should the merger agreement be terminated in circumstances under which such a termination fee or expense reimbursement is payable, the payment of this fee or reimbursement by FirstEnergy or Allegheny Energy (or by a third party acquiror) could have material and adverse consequences to the financial condition and operations of the company making such payment.

FirstEnergy and Allegheny Energy will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect their businesses and impact the combined company’s operational and financial performance after the merger.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on FirstEnergy and Allegheny Energy. Although FirstEnergy and Allegheny Energy intend to take steps designed to reduce any adverse effects, these uncertainties may impair FirstEnergy’s or Allegheny Energy’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with FirstEnergy and Allegheny Energy to seek to change existing business relationships with FirstEnergy and Allegheny Energy.

Employee retention and recruitment may be particularly challenging prior to the completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If, despite FirstEnergy’s and Allegheny Energy’s retention and recruiting efforts, key employees depart or fail to accept employment with either company because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, FirstEnergy’s and Allegheny Energy’s financial results could be affected. Furthermore, FirstEnergy’s operational and financial performance following the merger could be adversely affected if it is unable to retain key employees and skilled workers of Allegheny Energy. The loss of the services of key employees and skilled workers and their experience and knowledge regarding Allegheny Energy’s business could adversely affect FirstEnergy’s future operating results and its successful ongoing operation of the business.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. The diversion of management attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could affect FirstEnergy’s and Allegheny Energy’s financial results.

In addition, the merger agreement restricts either company, without the other’s consent, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent FirstEnergy or Allegheny Energy from pursuing otherwise attractive business opportunities and making other changes to FirstEnergy’s or Allegheny Energy’s business prior to completion of the merger or termination of the merger agreement. See the section entitled “The Merger Agreement — Conduct of Business Pending the Merger” beginning on page 131.

Many of the anticipated benefits of combining FirstEnergy and Allegheny Energy may not be realized.

FirstEnergy and Allegheny Energy entered into the merger agreement with the expectation that the merger would result in various benefits including, among other things, synergies, cost savings and operating efficiencies. The success of the merger will depend, in part, on the combined company’s ability to realize these anticipated benefits and cost savings from combining the businesses of FirstEnergy and Allegheny Energy. However, to realize these anticipated benefits and cost savings, FirstEnergy and Allegheny Energy must successfully combine their businesses. If FirstEnergy and Allegheny Energy are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected. The pro forma financial statements presented elsewhere in this joint proxy statement/prospectus do not reflect potential synergies and are not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or indicative of the future consolidated results of operations or financial position of the combined company.

FirstEnergy and Allegheny Energy have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. Further, the size of the merger may make integration difficult, expensive and disruptive, adversely affecting FirstEnergy’s revenues after the merger. While the merger agreement provides for the establishment of an integration committee, FirstEnergy may have difficulty addressing possible differences in corporate cultures and management philosophies. Integration efforts between the two companies will also divert management attention and resources. These integration activities could have an adverse effect on the businesses of both FirstEnergy and Allegheny Energy during the transition period. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect FirstEnergy’s future business, financial condition, operating results and prospects. In addition, FirstEnergy may not be able to eliminate duplicative costs or realize other efficiencies from integrating the businesses to offset part or all of the transaction and merger-related costs incurred by FirstEnergy and Allegheny Energy.

FirstEnergy and Allegheny Energy may be unable to obtain in the anticipated timeframe, or at all, the regulatory approvals required to complete the merger or, in order to do so, FirstEnergy and Allegheny Energy may be required to comply with material restrictions or conditions that may negatively affect the combined company after the merger is completed or cause them to abandon the merger. Furthermore, FirstEnergy and Allegheny Energy may subsequently agree to conditions without further seeking shareholder approval, even if such conditions could have an adverse impact on FirstEnergy, Allegheny Energy or the combined company.

The merger is subject to review by the U.S. Department of Justice Antitrust Division, referred to as the Antitrust Division, and the Federal Trade Commission, referred to as the FTC, under the HSR Act, and the expiration or termination of the waiting period (and any extension of the waiting period) applicable to the merger under the HSR Act is a condition to closing the merger. The merger is also subject to the regulatory requirements of other federal and state agencies and authorities, including the FERC, the MDPSC, the PAPUC, the VSCC, the WVPSC and the FCC. FirstEnergy and Allegheny Energy can provide no assurance that all required regulatory authorizations, approvals or consents will be obtained or that these authorizations, approvals or consents will not contain terms, conditions or restrictions that would be detrimental to FirstEnergy after the completion of the merger. A substantial delay in obtaining the required authorizations, approvals or consents or the imposition of unfavorable terms, conditions or restrictions contained in such authorizations, approvals or consents could have a material adverse effect on the synergies and other anticipated benefits of the merger, thereby impacting the business, financial condition or results of operations of FirstEnergy after the merger. In addition, delays or unfavorable terms could lead FirstEnergy or Allegheny Energy to become involved in litigation with one or more governmental entities or third parties, or may cause FirstEnergy or Allegheny Energy to significantly delay and/or abandon the merger.

The special meetings of shareholders at which the merger-related proposals will be considered will likely take place before any or all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the merger-related proposals are approved, FirstEnergy and Allegheny Energy may subsequently agree to conditions without further seeking shareholder approval, even if such conditions could have an adverse impact on FirstEnergy, Allegheny Energy or the combined company.

Even after the statutory waiting period under the HSR Act has expired, and even after completion of the merger, governmental authorities could seek to block or challenge the merger as they deem necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. FirstEnergy or

Allegheny Energy may not prevail, or may incur significant costs, in defending or settling any action under the antitrust laws.

Any delay in completing the merger may materially adversely affect the synergies and other benefits that FirstEnergy and Allegheny Energy expect to achieve from the merger and the integration of their respective businesses.

FirstEnergy may record goodwill that could become impaired and adversely affect its operating results.

The merger will be accounted for in accordance with GAAP. Under accounting for business combinations, the assets and liabilities of Allegheny Energy will be recorded, as of completion of the merger, at their respective fair values and added to those of FirstEnergy. The reported financial condition and results of operations of FirstEnergy issued after completion of the merger will reflect Allegheny Energy balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Allegheny Energy for periods prior to the merger. Following completion of the merger, the earnings of FirstEnergy will reflect purchase accounting adjustments. See the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 147.

The total purchase price will be allocated to Allegheny Energy’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. Any excess of the purchase price over those fair values will be recorded as goodwill. To the extent the value of any goodwill or intangibles becomes impaired, FirstEnergy may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on FirstEnergy’s operating results.

FirstEnergy and Allegheny Energy will incur substantial transaction fees and merger-related costs in connection with the merger.

FirstEnergy and Allegheny Energy expect to incur a number of non-recurring transaction costs associated with completing the merger, as well as costs in combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. The cumulative amount of non-recurring transaction costs expected to be incurred by FirstEnergy and Allegheny Energy to complete the merger is currently estimated to be approximately $120 million. Additional costs will be incurred in the integration of the businesses of FirstEnergy and Allegheny Energy. Although it is expected that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction and other merger-related costs over time, FirstEnergy and Allegheny Energy may incur such costs in excess of their expectations, and whether or not unexpected costs arise, this net benefit may not be achieved in the near term, or at all.

The opinions obtained by FirstEnergy and Allegheny Energy from their respective financial advisors do not reflect changes in circumstances between the signing of the merger agreement and completion of the merger.

Each of the financial advisors of FirstEnergy and Allegheny Energy rendered opinions dated February 10, 2010, with respect to the fairness from a financial point of view, as of February 10, 2010, of the merger consideration to FirstEnergy and to Allegheny Energy’s stockholders, respectively. Each opinion was based on the financial, economic, market and other conditions as in effect on, and the information made available to the opinion giver as of, February 10, 2010. Neither of the opinions will be updated, revised or reaffirmed as of the date of this joint proxy statement/

prospectus, the time the merger will be completed or any other date. The opinions do not reflect changes in circumstances of FirstEnergy or Allegheny Energy or in the financial, economic, market and other conditions or other factors affecting FirstEnergy or Allegheny Energy after February 10, 2010. For a description of the opinions that FirstEnergy and Allegheny Energy received from their respective financial advisors, please refer to the sections entitled “The Merger — Opinion of FirstEnergy’s Financial Advisor” beginning on page 78 and “The Merger — Opinion of Allegheny Energy’s Financial Advisor” beginning on page 91.

The market price of FirstEnergy common stock after the merger may be affected by factors different from those affecting the shares of Allegheny Energy or FirstEnergy currently.

Upon completion of the merger, holders of Allegheny Energy common stock will become holders of FirstEnergy common stock. The businesses of FirstEnergy differ from those of Allegheny Energy in important respects and, accordingly, the results of operations of the combined company and the market price of FirstEnergy’s shares of common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of FirstEnergy and Allegheny Energy. For a discussion of the businesses of FirstEnergy and Allegheny Energy and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus referred to in the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

The merger may not be accretive to earnings and may cause dilution to FirstEnergy’s earnings per share, which may negatively affect the market price of FirstEnergy’s common stock.

FirstEnergy currently anticipates that the merger will be accretive to earnings per share in the first year following the completion of the merger. This expectation is based on preliminary estimates which may materially change. FirstEnergy could also encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the merger or be subject to other factors that affect preliminary estimates. Any of these factors could cause dilution to FirstEnergy’s earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of FirstEnergy’s common stock.

Current FirstEnergy and Allegheny Energy shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

FirstEnergy will issue approximately 115.4 million shares of FirstEnergy common stock to Allegheny Energy stockholders in the merger (including shares to be issued in connection with outstanding Allegheny Energy equity awards). As a result, current FirstEnergy shareholders and Allegheny Energy stockholders are expected to hold approximately 73% and 27% respectively, of FirstEnergy’s common stock outstanding immediately following the completion of the merger.

FirstEnergy shareholders and Allegheny Energy stockholders currently have the right to vote for their respective directors and on other matters affecting the applicable company. When the merger occurs, each Allegheny Energy stockholder that receives shares of FirstEnergy common stock will become a shareholder of FirstEnergy with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of Allegheny Energy. Correspondingly, unless they exercise their right to dissent and receive the fair cash value of their shares, each FirstEnergy shareholder will remain a shareholder of FirstEnergy with a percentage ownership of the combined organization that is smaller than the shareholder’s percentage of FirstEnergy prior to the merger. As a result of these reduced ownership percentages, FirstEnergy shareholders will have less influence on the management and policies of FirstEnergy than they now have, and former Allegheny

Energy stockholders will have less influence on the management and policies of the combined company than they now have with respect to Allegheny Energy.

Failure to complete the merger could negatively affect the stock prices and the future businesses and financial results of FirstEnergy and Allegheny Energy.

Completion of the merger is not assured and is subject to risks, including the risks that approval of the transaction by shareholders of FirstEnergy and Allegheny Energy or by governmental agencies is not obtained or that certain other closing conditions are not satisfied. If the merger is not completed, the ongoing businesses of FirstEnergy and/or Allegheny Energy may be adversely affected and FirstEnergy and Allegheny Energy will be subject to several risks, including:

•	having to pay certain significant costs relating to the merger without receiving the benefits of the merger, including in certain circumstances a termination fee of $350 million in the case of FirstEnergy and $150 million in the case of Allegheny Energy and, for either FirstEnergy or Allegheny Energy in certain circumstances, the reasonably documented transaction expenses of the other party up to $45 million;

•	the attention of management of FirstEnergy and Allegheny Energy will have been diverted to the merger rather than each company’s own operations and pursuit of other opportunities that could have been beneficial to that company;

•	the potential loss of key personnel, particularly for Allegheny Energy, during the pendency of the merger as employees may experience uncertainty about their future roles with the combined company;

•	FirstEnergy and Allegheny Energy will have been subject to certain restrictions on the conduct of their business, which may prevent them from making certain acquisitions or dispositions or pursuing certain business opportunities while the merger is pending;

•	resulting negative customer perception could adversely affect the ability of FirstEnergy and Allegheny Energy to compete for, or to win, new and renewal business in the marketplace;

•	the stock price of FirstEnergy or Allegheny Energy may decline to the extent that the current market prices reflect an assumption by the market that the merger will be completed; and

•	having to face the continuing general competitive pressures and risks of their businesses and the electric utility industry, which may increase if the merger is not completed.

Members of the management and boards of directors of FirstEnergy and Allegheny Energy have interests in the merger that are different from, or in addition to, those of other FirstEnergy and Allegheny Energy shareholders and that could have influenced their decision to support or approve the merger.

In considering whether to approve the proposals at the special meetings, FirstEnergy and Allegheny Energy shareholders should recognize that some of the members of management and the boards of directors of FirstEnergy and Allegheny Energy have interests in the merger that differ from, or are in addition to, their interests as shareholders of FirstEnergy and stockholders of Allegheny Energy. For a discussion of the interests of directors and executive officers in the merger, see the sections entitled “The Merger — Additional Interests of the FirstEnergy Directors and Executive Officers in the Merger” beginning on page 103 and “The Merger — Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger” beginning on page 104.

FirstEnergy’s indebtedness following the merger will be higher than FirstEnergy’s existing indebtedness. Notwithstanding anticipated improvements in certain key credit metrics, such as debt-to-capitalization ratios, it may be more difficult for FirstEnergy to pay or refinance its debts and FirstEnergy may need to borrow or divert its cash flow from operations to service debt payments. The additional indebtedness could limit FirstEnergy’s ability to pursue other strategic opportunities and increase its vulnerability to adverse economic and industry conditions and may cause FirstEnergy to take other actions that will increase the dilution of its shareholders and former Allegheny Energy stockholders or reduce earnings.

In connection with the merger, FirstEnergy will assume Allegheny Energy’s outstanding debt. FirstEnergy’s total indebtedness as of December 31, 2009 was approximately $14.9 billion. FirstEnergy’s pro forma total indebtedness as of December 31, 2009, after giving effect to the merger, would have been approximately $19.7 billion (including approximately $2.0 billion of currently payable long-term debt, approximately $1.2 billion of short-term borrowings and approximately $16.5 billion of long-term debt and other long-term obligations). FirstEnergy’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows for as long as the indebtedness is outstanding.

FirstEnergy’s increased indebtedness could have important consequences to holders of FirstEnergy common stock. For example, it could:

•	make it more difficult for FirstEnergy to pay or refinance its debts as they become due during adverse economic and industry conditions because any related decrease in revenues could cause FirstEnergy to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit FirstEnergy’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place FirstEnergy at a competitive disadvantage to its competitors with less debt;

•	require a substantial portion of FirstEnergy’s cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes;

•	result in a downgrade in the rating of FirstEnergy’s indebtedness, which could limit FirstEnergy’s ability to borrow additional funds, increase the interest rates applicable to FirstEnergy’s indebtedness or increase FirstEnergy’s requirements to post additional collateral to support outstanding contract guarantees (following the public announcement of the execution of the merger agreement, Standard & Poor’s Ratings Service lowered its corporate credit rating on FirstEnergy to “BBB-” from “BBB” and lowered the senior unsecured ratings of FirstEnergy to “BB+” from “BBB-” and lowered ratings by one notch on FirstEnergy’s rated subsidiaries);

•	reduce the amount of credit available to FirstEnergy and its subsidiaries to support its hedging activities; and

•	result in higher interest expense in the event of increases in interest rates since some of FirstEnergy’s borrowings are, and will continue to be, at variable rates of interest.

Based upon current levels of operations, FirstEnergy expects to be able to obtain sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under FirstEnergy’s and its current subsidiaries’ existing credit facilities, indentures and other instruments governing their outstanding indebtedness, and under the indebtedness of Allegheny

Energy and its subsidiaries that may remain outstanding after the merger, but there can be no assurance that FirstEnergy will be able to repay or refinance such borrowings and obligations.

FirstEnergy is committed to maintaining and improving its credit ratings. In order to maintain and improve these credit ratings, FirstEnergy may consider it appropriate to reduce the amount of indebtedness outstanding following the merger. This may be accomplished in several ways, including issuing additional shares of common stock or securities convertible into shares of common stock, selling assets, reducing discretionary uses of cash, or a combination of these and other measures. Issuances of additional shares of common stock or securities convertible into shares of common stock would have the effect of diluting the ownership percentage that current FirstEnergy shareholders and former Allegheny Energy stockholders hold in the combined company and might reduce the reported earnings per share. Sales of additional assets could reduce the earnings of the combined company, depending on the earnings attributable to the divested assets. The specific measures that FirstEnergy may ultimately decide to use to maintain or improve its credit ratings and their timing will depend upon a number of factors, including market conditions and forecasts at the time those decisions are made.

The merger will combine two companies that are currently affected by developments in the electric utility industry, including changes in regulation. A failure to adapt to the changing regulatory environment after the merger could adversely affect the stability of earnings and could result in the erosion of the combined company’s revenues and profits.

Because FirstEnergy, Allegheny Energy and their respective subsidiaries are regulated in the United States at the federal level and in a number of states, the two companies have been and will continue to be impacted by legislative and regulatory developments in those jurisdictions, as will the combined company following the merger. After the merger, FirstEnergy and/or its subsidiaries will be subject in the United States to extensive federal regulation, including environmental regulation, as well as to state and local regulation in Ohio, Pennsylvania, West Virginia, New York, New Jersey, Maryland and Virginia. The costs and burdens associated with complying with the increased number of regulatory jurisdictions may have a material adverse effect on FirstEnergy. Moreover, the likelihood that federal and/or state legislation or regulation with respect to carbon emissions will be passed or implemented may adversely affect the market price of FirstEnergy’s common stock, or its business, financial condition or results of operation.

The combined company will have a higher percentage of coal-fired generation capacity compared to FirstEnergy’s current generation mix. As a result, FirstEnergy may be exposed to greater risk from regulations of coal and coal combustion by-products than it faces as a stand-alone company prior to the merger.

After the completion of the merger, the combined company’s generation fleet will have a higher percentage of coal-fired generation capacity compared to FirstEnergy’s current generation mix. As a result, FirstEnergy’s exposure to new or changing legislation, regulation or other legal requirements related to greenhouse gas or other emissions may be increased compared to its current exposure. Approximately 52% of FirstEnergy’s current generation fleet capacity is coal-fired, with the remainder being low-emitting natural gas, oil fired or non-emitting nuclear and pumped storage. Approximately 78% of Allegheny Energy’s current generation fleet capacity is coal-fired. After the completion of the merger, approximately 62% of FirstEnergy’s fleet capacity would be coal-fired. Historically, coal-fired generating plants face greater exposure to the costs of complying with federal, state and local environmental statutes, rules and regulations relating to emissions of substances such as sulfur dioxide, nitrogen oxide and mercury. In addition, there are currently a number of federal, state and international initiatives under consideration to, among other things, require reductions in greenhouse gas emissions from power generation or other facilities, and to regulate coal combustion by-products, such as coal ash, as hazardous waste. These legal requirements and initiatives could require substantial additional costs, extensive mitigation efforts and, in the case of greenhouse gas legislation, would raise uncertainty about the future viability of fossil fuels as an energy source for new and existing electric generation facilities. Failure to comply with any such existing or future legal requirements may also result in the assessment of fines and penalties. Significant resources also may be expended to defend against allegations of violations of any such requirements. FirstEnergy expects approximately 78% of its generation fleet to be non-emitting or low-emitting by the end of 2010. All of Allegheny’s supercritical coal-fired generation assets are scrubbed, and its generation portfolio also includes pumped storage and natural gas generation capacity. The combined company’s generation fleet nevertheless could face greater exposure to risks relating to the foregoing legal requirements than FirstEnergy’s current fleet due to the combined company’s increased percentage of coal-fired generation facilities.

Following the merger, Allegheny Energy stockholders will own equity interests in a company that owns and operates nuclear generating facilities, which can present unique risks.

FirstEnergy’s ownership interest in and operation of nuclear facilities subjects it to various risks to which Allegheny Energy is not currently subject, including the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials; limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives; and costs associated with regulatory oversight by the Nuclear Regulatory Commission, referred to as the NRC, including NRC imposed fines, lost revenues as a result of any NRC ordered shutdown of FirstEnergy nuclear facilities, or increased capital costs as a result of increased NRC safety and security regulations. As shareholders of FirstEnergy following the merger, Allegheny Energy stockholders may be adversely affected by these risks.

Upon receipt of shares of FirstEnergy common stock upon completion of the merger, Allegheny Energy stockholders will become shareholders in FirstEnergy, an Ohio corporation, which may change certain rights and privileges they hold as stockholders of Allegheny Energy, a Maryland corporation.

FirstEnergy is an Ohio corporation and is governed by the laws of the State of Ohio and by its amended articles of incorporation and amended code of regulations. Ohio corporation law extends to shareholders certain rights and privileges that may not exist under Maryland law and, conversely, does not extend certain rights and privileges that a stockholder of a company, such as Allegheny Energy, governed by Maryland law, may have. For a detailed discussion of the rights of FirstEnergy shareholders versus the rights of Allegheny Energy stockholders, see the section entitled “Comparison of Rights of FirstEnergy’s Shareholders and Allegheny Energy’s Stockholders” beginning on page 159.

Pending litigation against FirstEnergy and Allegheny Energy could result in an injunction preventing the completion of the merger, the payment of damages in the event the merger is completed, and/or may adversely affect FirstEnergy’s business, financial condition or results of operations following the merger.

In connection with the merger, purported shareholders of Allegheny Energy have filed putative shareholder class action and/or derivative lawsuits in Pennsylvania and Maryland state courts, as well as in the United States District Court for the Western District of Pennsylvania, against the Allegheny Energy defendants, FirstEnergy and Merger Sub. In summary, the lawsuits allege, among other things, that the Allegheny Energy directors breached their fiduciary duties by approving the merger agreement, and that Allegheny Energy, FirstEnergy and Merger Sub aided and abetted in these alleged breaches of fiduciary duty. The complaints seek, among other things, jury trials, money damages and injunctive relief. The Maryland lawsuits were consolidated and an amended complaint filed. The court also has entered a stipulated order certifying a class with no opt-out rights. All defendants moved to dismiss the amended complaint. The Pennsylvania state court also consolidated the lawsuits filed in that court and the defendants moved to stay the proceeding. No response is currently due to the complaint filed in federal court. While FirstEnergy and Allegheny Energy believe the lawsuits are without merit and have defended vigorously against the claims, in order to avoid the costs associated with the litigation, the defendants have agreed to the terms of a disclosure-based settlement of the lawsuits. At the time of the filing of this joint proxy statement/prospectus, however, the defendants had yet to reach an agreement with counsel for all of the plaintiffs concerning fee applications, and a formal stipulation of settlement has not yet been filed with any court. If the parties are unable to obtain final approval of the settlement, then litigation will proceed, and the outcome of any such litigation is inherently uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay the completion of the merger and result in substantial costs to FirstEnergy and Allegheny Energy. In accordance with its bylaws, Allegheny Energy will advance expenses to and, as necessary, indemnify all of its directors in connection with the foregoing proceedings. All applicable insurance policies may not provide sufficient coverage for the claims under these lawsuits, and rights of indemnification with respect to these lawsuits will continue whether or not the merger is completed. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger closes may adversely affect FirstEnergy’s business, financial condition or results of operations.

Risks relating to FirstEnergy and Allegheny Energy

FirstEnergy and Allegheny Energy are, and will continue to be, subject to the risks described in Part I, Item 1A — “Risk Factors” in FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed by FirstEnergy on February 19, 2010 with the SEC and Part I, Item 1A, “Risk Factors” of Allegheny Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed by Allegheny Energy on March 1, 2010 with the SEC, and in each case incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183 for how you can obtain information incorporated by reference in this joint proxy statement/prospectus.

INFORMATION REGARDING THE FIRSTENERGY SPECIAL MEETING

Date, Time, Place and Purpose of the FirstEnergy Special Meeting

The special meeting of the shareholders of FirstEnergy will be held at          ,          on          , 2010, at          , local time. The purpose of the FirstEnergy special meeting is:

1. to consider and vote on the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement;

2. to consider and vote on the proposal to adopt the charter amendment;

3. to consider and vote on the proposal to adjourn the special meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to authorize and approve the share issuance and the other transactions contemplated by the merger agreement or adopt the charter amendment; and

4. to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting by or at the direction of the board of directors of FirstEnergy.

Recommendation of the FirstEnergy Board of Directors

The FirstEnergy board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that you vote FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement, FOR the proposal to adopt the charter amendment and FOR the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approvals. For the reasons for this recommendation, see the section entitled “The Merger — Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger” beginning on page 62.

Who Can Vote at the FirstEnergy Special Meeting

Only holders of record of FirstEnergy common stock at the close of business on          , 2010, the FirstEnergy record date, are entitled to notice of, and to vote at, the FirstEnergy special meeting and any adjournments or postponements of the FirstEnergy special meeting. At the close of business on that date, there were             shares of FirstEnergy common stock outstanding and entitled to vote at the FirstEnergy special meeting, held by approximately           shareholders of record.

Each share of FirstEnergy common stock is entitled to one vote on each proposal to be considered at the FirstEnergy special meeting.

Quorum; Abstentions and Broker Non-Votes

In order to conduct business at the FirstEnergy special meeting, the holders of at least a majority of the total number of shares of FirstEnergy common stock issued and outstanding and entitled to vote as of the record date for the FirstEnergy special meeting must be present in person or represented by proxy. This requirement is called a quorum. Proxies marked “Abstain” and broker non-votes, if any, will be treated as shares that are present for purposes of determining the presence of a quorum. An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Broker “non-votes” are shares held by brokers or nominees for which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers.

Under rules applicable to broker-dealers, none of the proposals to be voted on at the FirstEnergy special meeting is an item on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the FirstEnergy special meeting.

Votes Required for Approval

The authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment are conditions to the completion of the merger.

The authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment require the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on each of the proposals. Because these proposals require the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on each of the proposals, a failure to vote or an abstention from voting, or a failure of a shareholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote cast AGAINST such proposal. Accordingly, beneficial owners of FirstEnergy shares should instruct their brokers or nominees how to vote.

Approval of the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the FirstEnergy special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions and broker non-votes will have the same effect as a vote cast AGAINST approval of the proposal. A failure to submit a proxy (or to vote in person at the FirstEnergy special meeting, if not submitting a proxy card) will have no effect on the outcome of any vote to adjourn the FirstEnergy special meeting.

How to Vote Your Shares

Shares Held in Your Own Name

If you hold your shares in your own name, you may submit a proxy by telephone, via the Internet or by mail or vote by attending the FirstEnergy special meeting and voting in person.

•	Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until Eastern Time on , 2010, by calling the toll-free telephone number on the enclosed proxy card. Telephone proxy submission is available 24 hours a day. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded. You will be asked to provide the control number shown on your proxy card, which authenticates you as a FirstEnergy shareholder.

•	Submitting a Proxy via the Internet: You can submit a proxy via the Internet until Eastern Time on , 2010, by accessing the website listed on your proxy card and following the instructions you will find on the website. Internet proxy submission is available 24 hours a day. You will be asked to provide the control number shown on your proxy card, which authenticates you as a FirstEnergy shareholder, and you will be given the opportunity to confirm that your instructions have been properly recorded.

•	Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions.

If you provide specific voting instructions, your shares will be voted at the special meeting in accordance with your instructions. If you hold shares in your name and sign and return a proxy card or submit a proxy by telephone or via the Internet without giving specific voting instructions, your shares will be voted as follows: FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement, FOR the proposal to adopt the charter amendment and FOR the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approvals.

Proxies solicited may be voted only at the FirstEnergy special meeting and any adjournment or postponement of the FirstEnergy special meeting and will not be used for any other FirstEnergy meeting of shareholders.

Shares Held in “Street Name”

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the FirstEnergy special meeting, you must request a legal proxy from your bank, broker or other nominee that holds your shares and, in addition to proof of identification, present that legal proxy identifying you as the beneficial owner of your shares of FirstEnergy common stock and authorizing you to vote those shares at the FirstEnergy special meeting.

How to Change Your Vote

FirstEnergy shareholders may revoke their proxy at any time before it is exercised by timely sending written notice to FirstEnergy’s corporate secretary that they would like to revoke their proxy, by timely delivering a properly executed, later-dated proxy (including over the Internet or telephone) or by voting by ballot at the FirstEnergy special meeting. Simply attending the FirstEnergy special meeting without voting will not revoke their proxy. However, shares held by participants in the FirstEnergy Corp. Savings Plan may only be voted by the plan’s trustee on behalf of such participants, and such participants may not vote their shares in person at the FirstEnergy special meeting. If you do not provide the plan trustee instructions by          Eastern time on          , 2010, unvoted shares will be voted by the trustee in the same proportion as the voted shares.

If your shares are held in the name of a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to revoke or change your vote.

Tabulation of the Votes

FirstEnergy will appoint an inspector of election for the FirstEnergy special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation

FirstEnergy will pay the cost of soliciting proxies. Directors, officers and employees of FirstEnergy may solicit proxies on behalf of FirstEnergy in person or by telephone, facsimile or other means for which such person will receive no additional compensation. FirstEnergy has engaged Innisfree M&A Incorporated to assist it in the distribution and solicitation of proxies. FirstEnergy has agreed to pay Innisfree M&A Incorporated a fee of $50,000 plus payment of certain fees and expenses for its services to solicit proxies.

In accordance with the regulations of the SEC and the NYSE, FirstEnergy also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of FirstEnergy common stock.

Voting by FirstEnergy Directors and Executive Officers

At the close of business on the record date for the FirstEnergy special meeting, FirstEnergy’s directors and executive officers collectively beneficially owned approximately           shares of FirstEnergy common stock (inclusive of shares subject to stock options which may be exercised within 60 days following that date), which represents approximately     % of the FirstEnergy common stock entitled to vote at the FirstEnergy special meeting. It is expected that FirstEnergy’s directors and executive officers will vote their shares FOR authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment, although none of them has entered into any agreement requiring them to do so. See the section entitled “Security Ownership of Certain Beneficial Owners and Management of FirstEnergy” beginning on page 173.

Adjournments

The FirstEnergy special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FirstEnergy special meeting to approve the share issuance or the charter amendment. Any adjournment may be made from time to time with the affirmative vote of a majority of the shares represented in person or by proxy, whether or not a quorum exists. FirstEnergy is not required to notify shareholders of any adjournment if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, FirstEnergy may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by FirstEnergy shareholders for use at the FirstEnergy special meeting will be used at any adjournment or postponement of the meeting. References to the FirstEnergy special meeting in this joint proxy statement/prospectus are to such special meeting as adjourned or postponed.

Other Business

At this time, FirstEnergy is unaware of any matters, other than as set forth above, that may properly come before the FirstEnergy special meeting. If any other matters properly come before the FirstEnergy special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the FirstEnergy special meeting or any adjournment or postponement of the FirstEnergy special meeting, will be deemed authorized to vote or otherwise act on such matters in accordance with their judgment.

Assistance

If you need assistance in voting your shares or have questions regarding the FirstEnergy special meeting, the share issuance proposal or the charter amendment proposal, please contact Innisfree M&A Incorporated toll free at (877) 687-1866. Banks and brokers may call collect (212) 750-5833.

INFORMATION REGARDING THE ALLEGHENY ENERGY SPECIAL MEETING

Date, Time, Place and Purpose of the Allegheny Energy Special Meeting

A special meeting of Allegheny Energy stockholders will be held at          ,          on          , 2010, at          , local time, to consider and vote on the proposals listed below:

1. the proposal to approve the merger agreement and the merger; and

2. the proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the merger agreement and the merger at the time of the special meeting.

At the Allegheny Energy special meeting, Allegheny Energy stockholders will also be asked to consider and vote on any other matter that may properly come before the Allegheny Energy special meeting or any adjournment or postponement of the Allegheny Energy special meeting. At this time, the Allegheny Energy board of directors is unaware of any matters, other than those set forth above, that may properly come before the Allegheny Energy special meeting.

Recommendation of the Allegheny Energy Board of Directors

The Allegheny Energy board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Allegheny Energy and its stockholders and recommends that Allegheny Energy stockholders vote FOR the proposal to approve the merger agreement and the merger and FOR the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval. For the reasons for this recommendation, see the section entitled “The Merger— Recommendation of the Allegheny Energy Board of Directors and Its Reasons for the Merger” beginning on page 67.

Who Can Vote at the Allegheny Energy Special Meeting

Only holders of record of Allegheny Energy common stock at the close of business on          , 2010, the Allegheny Energy special meeting record date, are entitled to notice of, and to vote at, the Allegheny Energy special meeting and any adjournments or postponements of the Allegheny Energy special meeting. At the close of business on that date, there were           shares of Allegheny Energy common stock outstanding and entitled to vote at the Allegheny Energy special meeting.

Each share of Allegheny Energy common stock is entitled to one vote on each proposal to be considered at the Allegheny Energy special meeting.

Quorum; Abstentions and Broker Non-Votes

In order to conduct business at the Allegheny Energy special meeting (other than action to adjourn the Allegheny Energy special meeting), the holders of at least a majority of the total number of shares of Allegheny Energy common stock issued and outstanding and entitled to vote as of the record date for the Allegheny Energy special meeting, must be present in person or represented by proxy. This requirement is called a quorum. A quorum of stockholders is required to take action to approve the merger agreement and the merger at the Allegheny Energy special meeting, but not to approve any adjournment of the Allegheny Energy special meeting. Proxies marked “Abstain” and broker “non-votes,” if any, will be treated as shares that are present for purposes of determining the presence of a quorum. An “abstention” occurs when a stockholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Broker “non-votes” are shares held by brokers or nominees for which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers.

Under rules applicable to broker-dealers, none of the proposals to be voted on at the Allegheny Energy special meeting is an item on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the Allegheny Energy special meeting.

Votes Required for Approval

Approval of the merger agreement and the merger by Allegheny Energy stockholders is a condition to the completion of the merger.

The proposal to approve the merger agreement and the merger requires the affirmative vote of holders of at least a majority of the shares of Allegheny Energy common stock outstanding and entitled to vote on the proposal. Because approval is based on the affirmative vote of a majority of the outstanding shares of Allegheny Energy common stock, an Allegheny Energy stockholder’s failure to submit a proxy card (or to vote in person at the Allegheny Energy special meeting, if not submitting a proxy card) or an abstention from voting (or the failure of an Allegheny Energy stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee), will have the same effect as a vote cast AGAINST approval of the merger agreement and the merger. Accordingly, beneficial owners of Allegheny Energy shares should instruct their brokers or nominees how to vote.

The proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the merger at the time of the Allegheny Energy special meeting, requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Allegheny Energy special meeting and entitled to vote on the proposal, regardless of whether a quorum is present. Abstentions and broker non-votes, if any, will have the same effect as a vote cast AGAINST approval of the proposal. A failure to submit a proxy (or to vote in person at the Allegheny Energy special meeting, if not submitting a proxy card) will have no effect on the outcome of any vote to adjourn the Allegheny Energy special meeting.

How to Vote Your Shares

Shares Held in Your Own Name

If you hold your shares in your own name, you may submit a proxy by telephone, via the Internet or by mail or vote by attending the Allegheny Energy special meeting and voting in person.

•	Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until Eastern Time on , 2010, by calling the toll-free telephone number on the enclosed proxy card. Telephone proxy submission is available 24 hours a day. Easy-to-follow voice prompts allow you to submit a proxy for your shares and confirm that your instructions have been properly recorded. You will be asked to provide the control number shown on your proxy card, which authenticates you as an Allegheny Energy stockholder.

•	Submitting a Proxy via the Internet: You can submit a proxy via the Internet until Eastern Time on , 2010, by accessing the website listed on your proxy card and following the instructions you will find on the website. Internet proxy submission is available 24 hours a day. You will be asked to provide the control number shown on your proxy card, which authenticates you as an Allegheny Energy stockholder, and you will be given the opportunity to confirm that your instructions have been properly recorded.

•	Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions.

If you provide specific voting instructions, your shares will be voted at the Allegheny Energy special meeting in accordance with your instructions. If you hold shares in your name and sign and return a proxy card or submit a proxy by telephone or via the Internet without giving specific voting instructions, your shares will be voted as follows: FOR the proposal to approve the merger agreement and the merger and FOR the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement and the merger at the time of the Allegheny Energy special meeting.

Proxies solicited may be voted only at the Allegheny Energy special meeting and any adjournment or postponement of the Allegheny Energy special meeting and will not be used for any other Allegheny Energy meeting of stockholders.

Shares Held in “Street Name”

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the Allegheny Energy special meeting, you must request a legal proxy from your bank, broker or other nominee that holds your shares and, in addition to proof of identification, present that legal proxy identifying you as the beneficial owner of your shares of Allegheny Energy common stock and authorizing you to vote those shares at the Allegheny Energy special meeting.

How to Change Your Vote

If you hold your shares in your own name, you will have the power to revoke your proxy and/or change your vote at any time before it is exercised at the Allegheny Energy special meeting. You can do this by:

•	delivering a written notice of revocation to the secretary of Allegheny Energy, dated later than the proxy, before the vote is taken at the Allegheny Energy special meeting;

•	delivering a duly executed proxy to the secretary of Allegheny Energy bearing a later date, before the vote is taken at the Allegheny Energy special meeting;

•	submitting a proxy on a later date by telephone or via the Internet (only your last telephone or Internet proxy will be counted), before 11:59 p.m. Eastern Time on , 2010; or

•	attending the Allegheny Energy special meeting and voting in person (your attendance at the Allegheny Energy special meeting, in and of itself, will not revoke the proxy).

Any written notice of revocation, or later dated proxy, should be delivered to:

Secretary of Allegheny Energy, Inc.
c/o Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

Alternatively, you may hand deliver a written revocation notice, or a later dated proxy, to the secretary at the Allegheny Energy special meeting before we begin voting.

If your shares are held in the name of a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to revoke or change your vote.

Tabulation of the Votes

Allegheny Energy will appoint an inspector of election for the Allegheny Energy special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation

This joint proxy statement/prospectus is being furnished in connection with the solicitation of proxies from Allegheny Energy stockholders by the Allegheny Energy board of directors to be voted at the Allegheny Energy special meeting. Allegheny Energy will pay for all costs incurred by it in connection with the solicitation. In addition to solicitation by mail, the directors, officers and employees of Allegheny Energy, FirstEnergy and their respective subsidiaries may solicit proxies from stockholders of Allegheny Energy in person or by telephone, facsimile or other electronic methods without additional compensation other than reimbursement for their actual expenses.

Allegheny Energy has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist it in the solicitation of proxies for the Allegheny Energy special meeting. Allegheny Energy estimates it will pay D.F. King & Co., Inc. a fee of $22,500 for its services. In addition, Allegheny Energy will reimburse D.F. King & Co., Inc. for its reasonable out-of-pocket expenses.

Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Allegheny Energy will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with forwarding the materials.

Stockholders should not send stock certificates with their proxies. A letter of transmittal and instructions for the surrender of Allegheny Energy common stock certificates will be mailed to Allegheny Energy stockholders shortly after completion of the merger.

Voting by Allegheny Energy Directors and Executive Officers

At the close of business on the record date for the Allegheny Energy special meeting, Allegheny Energy’s directors and executive officers and their affiliates collectively beneficially owned approximately           shares of Allegheny Energy common stock (inclusive of shares subject to stock options which may be exercised within 60 days following that date), which represents approximately     % of the Allegheny Energy common stock entitled to vote at the Allegheny Energy special meeting. It is expected that Allegheny Energy’s directors and executive officers will vote their shares FOR approval of the merger agreement and the merger, although none of them has entered into any agreement requiring them to do so. See the section entitled “Security

Ownership of Certain Beneficial Owners and Management of Allegheny Energy” beginning on page 175.

Adjournments

The Allegheny Energy special meeting may be adjourned to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Allegheny Energy special meeting to approve the merger agreement and the merger at the time of the special meeting. Under Allegheny Energy’s bylaws, any adjournment may be made from time to time by the Chairman of the Allegheny Energy board of directors or with the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Allegheny Energy special meeting and entitled to vote on the proposal, whether or not a quorum exists. Allegheny Energy is not required to notify stockholders of any adjournment of 120 days or less after the original record date if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, Allegheny Energy may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by Allegheny Energy stockholders for use at the Allegheny Energy special meeting will be used at any adjournment or postponement of the meeting. References to the Allegheny Energy special meeting in this joint proxy statement/prospectus are to such special meeting as adjourned or postponed.

Other Business

At this time, Allegheny Energy is unaware of any matters, other than as set forth above, that may properly come before the Allegheny Energy special meeting. If any other matters properly come before the Allegheny Energy special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Allegheny Energy special meeting or any adjournment or postponement of the Allegheny Energy special meeting, will be deemed authorized to vote or otherwise act on such matters in accordance with their judgment.

Assistance

If you need assistance in voting your shares or have questions regarding the Allegheny Energy special meeting, the proposals to be considered at the Allegheny Energy special meeting, or the merger, please contact D.F. King & Co., Inc. toll-free at (800) 549-6650 (banks and brokers call collect at (212) 269-5550).

THE MERGER

The following is a description of the material aspects of the merger and the material terms of the merger agreement. While FirstEnergy and Allegheny Energy believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. FirstEnergy and Allegheny Energy encourage you to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A and incorporated by reference into this section of the joint proxy statement/prospectus, for a more complete understanding of the merger.

General

Each of the FirstEnergy and Allegheny Energy boards of directors has unanimously approved the merger agreement and the transactions contemplated by it. In the merger, Merger Sub will merge with and into Allegheny Energy with Allegheny Energy surviving the merger as a wholly owned subsidiary of FirstEnergy. Allegheny Energy stockholders will receive the merger consideration described below in the section entitled “The Merger Agreement — Merger Consideration” beginning on page 124.

Background of the Merger

The management of FirstEnergy and Allegheny Energy are each generally familiar with the business and operations of the other company as participants in the electric utility industry. Executives from FirstEnergy, Allegheny Energy and other electric utility companies periodically interact with each other at industry meetings and at other events. For example, on June 4, 2009, Paul J. Evanson, Chief Executive Officer and President of Allegheny Energy, and Anthony J. Alexander, Chief Executive Officer and President of FirstEnergy, served on a panel together at a conference sponsored by Citibank. During 2009, Mr. Evanson had general discussions with various industry executives, including with Mr. Alexander at a social event on August 25, 2009, and on other occasions with other individuals, including the Chief Executive Officer of another large publicly-traded electric utility company referred to as Company A, regarding the industry and their businesses.

On an ongoing basis, FirstEnergy evaluates options for achieving its long-term strategic goals and enhancing shareholder value. For several years, the FirstEnergy board of directors and management have been engaged in a strategic planning process designed to position FirstEnergy to take advantage of growth opportunities in the electric utility industry and to enhance its position in the competitive generation market. As part of this process, FirstEnergy management has periodically made presentations to the FirstEnergy board regarding a variety of possible business combinations in light of its evolving acquisition criteria and opportunities presented by various potential transactions. These acquisition criteria and opportunities presented by various potential transactions have generally included the potential for growth, an enhanced market opportunity for generation output, and reducing FirstEnergy’s exposure to environmental and commodity price risk. During the November 2009 strategic planning process, FirstEnergy management presented to the FirstEnergy board strategic alternatives that included a possible combination with Allegheny Energy. The FirstEnergy board authorized Mr. Alexander at a time he deemed appropriate to contact Mr. Evanson to learn if Allegheny Energy had any interest in a possible transaction.

The senior management team and board of directors of Allegheny Energy periodically monitor and assess developments in the electric utility industry and are generally aware of the business activities of other major electric utility companies, including FirstEnergy. From time to time, Allegheny Energy’s board reviews strategic opportunities in the electric utility industry in response to developments within its businesses, industry trends, competitive conditions and changes in legislation and regulation.

At Allegheny Energy’s annual board strategy session in July 2009, the Allegheny Energy board reviewed key industry, legislative and regulatory trends and their potential impacts on the company’s businesses and evaluated various options for achieving long-term strategic goals and enhancing stockholder value. As part of the Allegheny Energy board’s strategic planning process, this review included the consideration of possible strategic opportunities in an effort to better position Allegheny Energy for future growth in light of industry and regulatory developments. Specifically, the Allegheny Energy board discussed potentially mitigating the company’s exposure to the consequences of carbon legislation and increasing the company’s size and scale to enable it to diversify its generation portfolio and make additional capital investments while maintaining its financial strength.

In mid-2009, Allegheny Energy had exploratory discussions with a large publicly-traded electric utility company to consider on a preliminary basis a potential business combination. Shortly thereafter, such discussions were mutually abandoned. At the time of these discussions, the parties entered into a confidentiality agreement, which included a standstill provision that expired upon the announcement of the execution of the merger agreement by Allegheny Energy and FirstEnergy.

At its regularly scheduled meetings on September 10, 2009 and October 15, 2009, the Allegheny Energy board reviewed the company’s prospects for growth and long-term goals and discussed various strategic opportunities for the company. At these meetings, the Allegheny Energy board discussed, but determined not to pursue, expansion in the independent power producer sector to enhance the company’s scale and generation portfolio.

In the weeks prior to an industry conference in the fall of 2009, the Chief Executive Officer of Company A contacted Mr. Evanson to arrange a meeting during the conference to discuss general industry matters, including climate change issues. Ultimately, this meeting did not occur.

In its regularly scheduled board meeting on December 3, 2009, Mr. Evanson discussed with the Allegheny Energy board the potential impact of carbon legislation and more stringent environmental regulations on the company and the potential benefits of an increased scale and scope, including improved access to capital. At this meeting, he also discussed with the Allegheny Energy board various strategic options for the company, including the possibility of a business combination transaction and the potential strategic rationale for such a transaction. Given the mutual abandonment of business combination discussions with another large, publicly-traded utility company in mid-2009, Mr. Evanson described two other companies, FirstEnergy and Company A, that could represent a potential strategic fit for Allegheny Energy and compared for the Allegheny Energy board the financial metrics, operational metrics, service territories and generation assets of FirstEnergy and Company A. Mr. Evanson noted that these two companies appeared to be the only two companies that were positioned to satisfy the criteria that the board had agreed were important for a strategic transaction and that the timing could be right to start discussions with these companies. He did not propose that Allegheny Energy undertake a traditional auction or approach any companies other than FirstEnergy and Company A given both the board’s desire to target a transaction candidate that represented the best potential long-term strategic fit, as well as its general knowledge of the industry and the value of Allegheny Energy. The Allegheny Energy board indicated its support for Mr. Evanson, when he deemed it appropriate, to contact the chief executive officers of FirstEnergy and Company A and, if these executives were interested in exploring the possibility of a business combination transaction, to entertain such discussions. Mr. Evanson also discussed with the Allegheny Energy board the intention to retain Goldman Sachs as Allegheny

Energy’s financial advisor with respect to a potential business combination transaction. On this same day, Allegheny Energy management contacted Skadden, Arps, Slate, Meagher & Flom LLP, referred to as Skadden, in connection with serving as Allegheny Energy’s outside legal counsel for such a potential transaction.

On December 10, 2009, representatives of Goldman Sachs met with members of Allegheny Energy senior management to discuss a possible combination with FirstEnergy or Company A.

On December 14, 2009, Mr. Evanson contacted Company A’s Chief Executive Officer, who at that time asked to reschedule the meeting to discuss general industry matters that had been previously scheduled for the fall industry conference but had been cancelled. On December 22, 2009, Mr. Evanson had a lunch meeting with Company A’s Chief Executive Officer in Pittsburgh, Pennsylvania. At this meeting, Company A’s Chief Executive Officer raised the subject of a possible transaction between the two companies, and Mr. Evanson indicated that he would discuss the potential opportunity with the Allegheny Energy board. No specific terms or proposals for a possible transaction were discussed at this meeting.

In early December 2009, Mr. Alexander had discussions with representatives of Morgan Stanley in New York concerning a possible business combination with Allegheny Energy and the timing of a contact with Mr. Evanson. During the week of December 14, 2009, a representative of Morgan Stanley contacted both Mr. Alexander and Mr. Evanson suggesting a possible meeting date in late December between the two executives, and in the conversation with Mr. Evanson suggested that Mr. Alexander was interested in discussing a possible business combination with Allegheny Energy. The representative from Morgan Stanley followed up with both Mr. Alexander and Mr. Evanson shortly thereafter and arranged a meeting for December 29, 2009 in North Palm Beach, Florida. At this meeting, Mr. Alexander expressed his interest in pursuing a possible transaction between the two companies, and Mr. Evanson indicated that he would discuss the potential opportunity with the Allegheny Energy board. No specific terms or proposals for a possible transaction were discussed at this meeting.

On January 4 and 5, 2010, Mr. Evanson and other members of Allegheny Energy senior management discussed by telephone with representatives of Goldman Sachs and Skadden, the possibility of a transaction with either FirstEnergy or Company A and a process for pursuing and considering such a transaction. Allegheny Energy senior management and its advisors discussed their belief that since any transaction would likely involve consideration in the form of stock, an accelerated schedule would be advisable in order to minimize the opportunities for premature disclosure to the market, which could result in movement in the relative market prices of the stock of Allegheny Energy and any counterparty to a transaction and potentially cause discussions regarding a potential transaction to be terminated.

On January 5, 2010, Allegheny Energy’s board held a special telephonic meeting, which was attended by representatives from Goldman Sachs. Mr. Evanson updated the Allegheny Energy board regarding his discussions with both Mr. Alexander and Company A’s Chief Executive Officer and the interest of both companies in pursuing a potential business combination transaction with Allegheny Energy. After a thorough discussion, including an executive session of the non-management directors to consider whether to pursue a transaction, the Allegheny Energy board authorized Mr. Evanson to approach both FirstEnergy and Company A to propose a process in which both companies would be permitted to conduct due diligence leading to the submission of a non-binding indicative proposal by each for Allegheny Energy’s consideration.

Following the meeting between Mr. Evanson and Mr. Alexander on December 29, 2009, and before January 6, 2010, Mr. Alexander called Mr. Smart, Chairman of the FirstEnergy board, to inform him of his discussion with Mr. Evanson and of the potential for a response in early January.

On January 6, 2010, Mr. Evanson separately contacted each of Mr. Alexander and Company A’s Chief Executive Officer and preliminarily discussed Allegheny Energy’s proposed process for submission of a non-binding indicative proposal regarding a potential business combination. Both executives indicated to Mr. Evanson that their companies wished to engage in the proposed process.

On January 6, 2010, Mr. Evanson informed Mr. Alexander that the Allegheny Energy board would consider a transaction, if it was better than the stand-alone options available to Allegheny Energy. Mr. Evanson further informed Mr. Alexander that the Allegheny Energy board was supportive of going forward, provided that: (1) FirstEnergy would agree to an expeditious process in which all preliminary due diligence, management presentations and a non-binding letter of intent would be completed within three weeks, and if the Allegheny Energy board desired to proceed further, that final due diligence and all other matters would be completed to permit the signing and announcement by February 11, 2010 (a date that had been chosen in consideration of the desire for an expedited process and discussed by the Allegheny Energy board in its meeting on January 5, 2010), and (2) FirstEnergy would agree to a process in which another potential party would participate in parallel. Mr. Evanson had a similar discussion on the same date with the Chief Executive Officer of Company A. Following Mr. Evanson’s call to Mr. Alexander, Mr. Alexander discussed the Allegheny Energy response and conditions with each FirstEnergy board member individually by phone, commencing on January 6, 2010, and received their individual concurrence with the recommendation to proceed with further discussions.

On January 6, 2010, Morgan Stanley was retained by FirstEnergy as its financial advisor. On January 7, 2010, Akin Gump Strauss Hauer & Feld LLP, referred to as Akin Gump, was officially retained as FirstEnergy’s legal advisor. On January 8, 2010, PricewaterhouseCoopers LLP, FirstEnergy’s independent accountant, was retained by FirstEnergy for the potential transaction.

On January 6, 2010, Skadden retained two economic consultants with electric utility industry expertise to assist with competition analysis relating to a potential business combination between Allegheny Energy and either FirstEnergy or Company A.

FirstEnergy and Company A separately entered into confidentiality agreements with Allegheny Energy on January 8, 2010 and January 11, 2010, respectively. Among other things, each confidentiality agreement contained mutual standstill restrictions that, in accordance with and subject to the terms of the confidentiality agreement, prohibited either party from making an unsolicited offer to acquire the other party’s stock for a period of two years. After the execution of these confidentiality agreements, Allegheny Energy began to exchange confidential financial and legal information with each of FirstEnergy and Company A.

During the week of January 11, 2010, Akin Gump retained a consulting firm with electric utility industry expertise to assist with the competition analysis relating to a potential business combination between FirstEnergy and Allegheny Energy and FirstEnergy retained a consulting firm to assist FirstEnergy management with its analysis of potential synergies from a merger transaction with Allegheny Energy.

On January 15, 2010, members of FirstEnergy’s management and their representatives from Morgan Stanley met with Allegheny Energy’s management and their representatives from Goldman Sachs at Skadden’s Washington, D.C. offices. At this meeting, executives from each company made presentations regarding their respective businesses and operations. The discussions at this meeting also included a timeline for the activities leading to the announcement of a potential transaction, including due diligence, analysis of the required regulatory approvals, the submission of a non-binding indicative proposal and the preparation and negotiation of a merger agreement. Allegheny Energy had held a similar meeting with Company A’s management at Skadden’s Washington, D.C. offices on January 14, 2010. After each management presentation, the parties exchanged lists of materials that they wished to review in connection with their due diligence investigations. In the course of their respective management presentations, Mr. Evanson met separately with both Mr. Alexander and Company A’s Chief Executive Officer and talked through general terms of a possible transaction. In addition, Mr. Evanson told each executive that, although not a requirement for a proposal and only if so desired by such company, he would be willing to consider a role as non-executive chairman of the board of the combined company to assist with the integration of the companies. Mr. Alexander expressed to Mr. Evanson an interest in having him serve in some continuing role with the combined company. Company A’s Chief Executive Officer indicated that Company A would take such a role under advisement.

After the management presentations, representatives from Allegheny Energy, Goldman Sachs and Skadden discussed the next steps of the process, including matters related to due diligence and the timetable leading to receipt of a non-binding indicative proposal from each company.

On January 19, 2010, Allegheny Energy formally engaged Goldman Sachs to act as its financial advisor with respect to a possible transaction. On that same date, at Allegheny Energy managements’ direction, Goldman Sachs distributed a formal bid instruction letter to the financial advisors for each of FirstEnergy and Company A as well as a proposed term sheet prepared by Allegheny Energy and its advisors outlining various financial, regulatory, deal protection, governance and other proposed terms. The proposed term sheet did not include specific economic terms with respect to a potential transaction and did not request proposals with respect to continuing roles for Allegheny Energy officers. The bid instruction letter outlined the process for the submission of a non-binding indicative proposal and mark-up of the proposed term sheet by January 28, 2010 (consistent with the timetable and process discussed by the Allegheny Energy board on January 5, 2010). Goldman Sachs communicated to the parties’ respective financial advisors that FirstEnergy and Company A should submit their best and final offer, with the understanding that there would be no further bids requested from the companies in light of Allegheny Energy’s desire to proceed expeditiously and efficiently and to focus its resources on completing a transaction with the company that presented the best offer, to the extent the Allegheny Energy board considered the proposal acceptable.

Also on January 19, 2010, FirstEnergy, Company A and their respective representatives were granted access to Allegheny Energy’s online dataroom to continue their due diligence investigations. At this time, each of FirstEnergy and Company A also granted Allegheny Energy and its representatives access to their respective online datarooms. These datarooms contained additional confidential due diligence materials regarding various business, commercial, legal, regulatory and other matters. Over the next several weeks, Allegheny Energy and its representatives continued to exchange information, update the datarooms and hold conference calls for due diligence purposes with each of FirstEnergy and Company A.

At a regularly scheduled meeting of the FirstEnergy board on January 19, 2010, FirstEnergy management briefed the FirstEnergy board members on the strategic rationale for a potential merger transaction, which included the increased scale and scope of the combined company, greater diversification in FirstEnergy’s energy delivery business and generation portfolio, the acquisition of Allegheny Energy’s super-critical, coal-fired generation units and the other items listed under the section entitled “— Recommendation of the FirstEnergy Board of Directors and Its Reasons for the

Merger — Strategic Considerations” beginning on page 63. FirstEnergy management also briefed the board on the discussions with Allegheny Energy to date and the proposed transaction timeline, and responded to questions from the board. Representatives of FirstEnergy’s financial advisor, Morgan Stanley, and legal advisor, Akin Gump, were present for the portion of the meeting during which a potential transaction with Allegheny Energy was discussed. Representatives of Morgan Stanley presented a high-level preliminary financial analysis of a potential merger transaction and representatives of Akin Gump reviewed the duties and obligations of directors in the context of significant corporate transactions such as a merger. At this meeting, FirstEnergy’s board discussed the possibility of a transaction with Allegheny Energy and authorized management to continue due diligence and discussions with Allegheny Energy regarding a possible merger.

During the period when FirstEnergy and Company A were developing their proposals, Mr. Evanson had conversations from time to time with both Mr. Alexander and Company A’s Chief Executive Officer to discuss matters relating to a possible transaction, including the status of the due diligence process and that the Allegheny Energy board would place significant weight on the premium represented by a transaction proposal.

On or about January 25, 2010, Mr. Alexander indicated to Mr. Evanson that FirstEnergy was considering proposing that Mr. Evanson serve as Executive Vice Chairman of the combined company and report to Mr. Alexander. Mr. Evanson was receptive to the concept of this continuing position.

On January 27, 2010, DLA Piper LLP (US), referred to as DLA Piper, Allegheny Energy’s Maryland counsel, was retained by Allegheny Energy for the potential transaction.

On January 27, 2010, the FirstEnergy board met with members of FirstEnergy management and representatives of Morgan Stanley and Akin Gump for the purposes of reviewing a proposed non-binding indicative proposal for a transaction with Allegheny Energy. At this meeting, members of FirstEnergy management briefed the FirstEnergy board on the strategic rationale for a merger with Allegheny Energy, the potential financial benefits of a merger including the potential synergies that could be achieved, the status of discussions between FirstEnergy and Allegheny Energy, the ongoing due diligence review of Allegheny Energy and the regulatory approvals that would be required in connection with a merger. Representatives of Morgan Stanley reviewed with the FirstEnergy board its preliminary financial analysis with respect to a potential merger transaction. The FirstEnergy management team also reviewed with the FirstEnergy board the proposed non-binding indicative proposal to be submitted to Allegheny Energy, which contemplated (i) a merger transaction with a fixed exchange ratio pursuant to which each share of Allegheny Energy common stock would be converted into the right to receive 0.667 of a share of FirstEnergy common stock, (ii) a proposed corporate governance structure for FirstEnergy after the merger, including Mr. Alexander serving as the Chief Executive Officer and Mr. Evanson potentially serving as Executive Vice Chairman reporting to Mr. Alexander and that after the merger the FirstEnergy board would be expanded from 11 to 13 members with two of the current Allegheny Energy directors appointed to the board, and (iii) a proposed termination fee of $175 million if the merger agreement were terminated under certain circumstances. The exchange ratio proposed in the non-binding indicative proposal was determined by FirstEnergy based upon its initial valuation of Allegheny Energy, FirstEnergy’s estimate of the potential financial and strategic benefits of the merger, the relative market prices of each company’s common stock and FirstEnergy’s desire to present a bid that the Allegheny Energy board would find attractive, understanding that Allegheny Energy was receiving a proposal from another party. The FirstEnergy board authorized FirstEnergy management to deliver the non-binding indicative proposal to Allegheny Energy.

On January 28, 2010, Allegheny Energy received each of FirstEnergy’s and Company A’s non-binding indicative proposal and mark-up of the proposed term sheet. Company A’s proposal contemplated an all stock transaction, with a proposed exchange ratio that represented a meaningfully lower implied premium to Allegheny Energy stockholders than the implied premium of FirstEnergy’s proposal. Company A’s proposal contemplated appointing three Allegheny Energy directors to the combined company’s board of directors, and did not specify any appointments of Allegheny Energy officers.

Later that day, Mr. Alexander telephoned Mr. Evanson to discuss the terms of FirstEnergy’s non-binding indicative proposal and the potential benefits of a transaction between FirstEnergy and Allegheny Energy.

On January 29, 2010, Goldman Sachs distributed to the financial advisors for each of Company A and FirstEnergy a draft merger agreement for review by their respective clients, and asked that each be prepared to submit their comments on the merger agreement by mid-week of the following week. In addition, on January 29, 2010, representatives of Goldman Sachs and Skadden had discussions with representatives of Morgan Stanley and Akin Gump regarding various terms of FirstEnergy’s non-binding indicative proposal, including the standard for federal and state regulatory approvals, the circumstances under which the parties would be able to terminate the merger agreement or change their recommendation of the transaction and the amount of the termination fee.

On January 30, 2010, after further discussions among Allegheny Energy, Goldman Sachs and Skadden regarding timing, Goldman Sachs contacted the financial advisors for each of Company A and FirstEnergy and requested return of a mark-up of the merger agreement by February 2, 2010.

On February 1, 2010, Mr. Alexander contacted Mr. Evanson to discuss the status of FirstEnergy’s bid and to further discuss, on more substantive terms, the role envisioned for Mr. Evanson as Executive Vice Chairman of the combined company reporting to Mr. Alexander. This included a discussion of the general responsibilities envisioned for Mr. Evanson, including transitioning the Allegheny Energy relationships in its operating regions, assistance with integration of the companies, and talent retention and development. On the same day, Company A’s Chief Executive Officer contacted Mr. Evanson to discuss the status of Company A’s bid. Company A’s Chief Executive Officer offered a small increase in its proposed exchange ratio, which still represented a meaningfully lower implied premium to Allegheny Energy stockholders than the implied premium of FirstEnergy’s proposal.

Also on February 1, 2010, prior to their return of a mark-up of the merger agreement, FirstEnergy’s outside legal counsel, Akin Gump, informed Allegheny Energy’s outside legal counsel, Skadden, of certain high level issues raised in the initial draft of the merger agreement, including the standard for federal and state regulatory approvals and fiduciary and breakup fee provisions.

On February 2, 2010, Allegheny Energy’s board held a special all-day meeting at Skadden’s offices in Washington, D.C. to discuss the proposals from each of FirstEnergy and Company A and to determine whether to continue to explore a business combination transaction and, if so, an appropriate course of action for moving forward. At the meeting, the board members received information about their duties under Maryland law and related matters in connection with their consideration of a potential transaction. Mr. Evanson updated the board on the process that led to the submission of non-binding indicative proposals from each of FirstEnergy and Company A. Representatives from Goldman Sachs reviewed with the Allegheny Energy board the financial terms of a potential transaction with each of FirstEnergy and Company A (including proposed exchange ratios, the implied premium to Allegheny Energy’s stockholders and the pro forma ownership percentage of the combined company), based on the non-binding indicative proposals received from each of FirstEnergy and Company A, and presented certain financial analyses in connection with a potential transaction with each of FirstEnergy and Company A (including analyses with respect to valuation metrics for each of Allegheny Energy, FirstEnergy and Company A on a stand-alone basis and with respect to the pro forma impact of a potential transaction between Allegheny Energy and each of FirstEnergy and Company A). Allegheny Energy management and its legal advisors reviewed with the Allegheny Energy board the status of due diligence with respect to FirstEnergy and Company A. The Allegheny Energy board discussed significant events and challenges that Allegheny Energy faced during the prior decade, Allegheny Energy’s current valuation and growth drivers, and reviewed data for a stand-alone scenario, and data and rationales for a possible business combination. In this regard the board discussed certain challenges facing the company, including weak commodity pricing, potential climate change legislation, diversification of its generation portfolio, issues of size and scale and access to capital. The Allegheny Energy board also discussed the business, operations and regulatory issues of each of FirstEnergy and Company A and compared the implied premium offered to Allegheny Energy stockholders in each of the proposals. The board also considered the possible effects of a merger on other Allegheny Energy stakeholders — in particular, employees and customers. Representatives from Skadden noted that a transaction with FirstEnergy presented a marginally greater regulatory approval risk than a transaction with Company A. Representatives from Skadden reviewed and compared for the board the FirstEnergy and Company A term sheet mark-ups on financial, regulatory, deal protection, governance (including number of board seats offered on the combined company) and other terms. Representatives from Skadden noted that neither of the term sheet mark-ups were materially more favorable to Allegheny Energy than the other on non-financial terms, but that Company A had requested a two-week exclusivity period to perform extensive confirmatory diligence. Representatives from Talisman International, LLC, Allegheny Energy’s nuclear consultant, provided detailed descriptions of the nuclear sites in a potential transaction. The information provided to Allegheny Energy’s board included assessments of performance and reliability of the units, regulatory and operational risks, management oversight of nuclear assets, capital expenditures, maintenance schedules and NRC license extensions. Representatives of Skadden met separately with the non-management directors in executive session and described the consequences of a possible transaction under Allegheny Energy’s executive compensation plans and arrangements, noting that outstanding equity awards would vest upon a change in control under, and as defined in, the Long-Term Incentive Plan and describing the amount of change in control payments. Representatives from Skadden indicated that FirstEnergy had proposed a continuing role for Mr. Evanson as Executive Vice Chairman of the combined company, reporting to Mr. Alexander. Next steps and a timeline for consideration of a potential transaction were discussed with the full board. The meeting was then adjourned until the morning of February 3, 2010.

In the evening of February 2, 2010, outside legal counsel for each of FirstEnergy and Company A delivered their mark-ups of the draft merger agreement to Skadden.

On February 3, 2010, the special meeting of Allegheny Energy’s board resumed. The board reviewed and requested follow-up information regarding certain due diligence matters, including nuclear matters. Representatives for Skadden reviewed the contemplated process for negotiating and finalizing a merger agreement and the importance, during such time, of maintaining confidentiality and in protecting against any premature leaks regarding the negotiations. At the conclusion of the meeting, the board expressed support for pursuing negotiations with FirstEnergy. The Allegheny Energy board’s decision in this regard took into account the superior value of the FirstEnergy proposal, as well as the proposed terms of the non-binding indicative proposal, the mark-up of the proposed term sheet, the due diligence findings to date and the likelihood of the completion of the transaction. Given the board’s view that the FirstEnergy proposal was, overall, superior to

Company A’s proposal taking into account these factors, the board did not view it as worthwhile to continue a dual track of negotiations with Company A. Furthermore, in the interest of minimizing the risk of a premature leak regarding merger discussions, the board authorized Allegheny Energy management and its advisors to proceed with discussions with FirstEnergy in an expeditious manner and to suspend, for the time being, discussions with Company A.

On that same day, Mr. Evanson called Mr. Alexander to inform him that the Allegheny Energy board had determined to pursue negotiations with FirstEnergy. Mr. Evanson also contacted Company A’s Chief Executive Officer to inform him that, at such time, Allegheny Energy would not be further pursuing Company A’s proposal, but that the situation was dynamic. Company A’s Chief Executive Officer accepted this information and did not give Mr. Evanson any indication that Company A desired an opportunity to revise its proposal.

On February 3, 2010, based on matters discussed at the Allegheny Energy board meeting, Skadden informed Akin Gump of certain of the more significant issues presented in FirstEnergy’s mark-up of the merger agreement that would require further negotiation among the parties, including the standard for federal and state regulatory approvals and fiduciary and breakup fee provisions, and scheduled a meeting between the parties for the following day.

On February 3, 2010, a telephonic meeting of the FirstEnergy board of directors was convened. At the meeting, FirstEnergy’s management informed the FirstEnergy board that Allegheny Energy was proceeding with negotiations regarding a potential merger with FirstEnergy and the proposed timeline. The FirstEnergy board authorized management to proceed with negotiations regarding a potential transaction with Allegheny Energy.

On February 4, 2010, Deloitte & Touche LLP, Allegheny Energy’s independent accountant was engaged to assist Allegheny Energy in connection with a potential transaction regarding FirstEnergy.

On February 4, 2010, representatives of FirstEnergy, Akin Gump, Allegheny Energy and Skadden met at Skadden’s offices in Washington, D.C. to review and discuss the revised version of the draft merger agreement. From February 5, 2010 through February 10, 2010, FirstEnergy and Allegheny Energy and their respective legal advisors had extensive discussions with respect to contractual issues in the draft merger agreement, including (i) the nature and scope of the representations and warranties to be given by each party, (ii) the scope of negative covenants applicable to each party during the period of time prior to the closing of the merger, (iii) the definition of material adverse effect, (iv) the standard for federal and state regulatory approvals, (v) the circumstances under which termination fees and expense reimbursement would be payable by either party, and (vi) the amount of the termination fee that would be payable by each party in the event that the merger agreement was terminated under certain circumstances.

On February 8, 2010, Mr. Evanson informed Company A’s Chief Executive Officer that, in view of the status of negotiations with another party, it was unlikely that Allegheny Energy would be further pursuing Company A’s proposal.

Additionally, on February 8, 2010, Mr. Evanson spoke with Mr. Alexander and requested clarifications relating to the Executive Vice Chairman employment arrangement being offered to him with the combined company, including with respect to the term of the arrangement, the division of Mr. Evanson’s time between office locations and the overall time commitment anticipated, and asked that the arrangement be put into writing. On that same date, Mr. Evanson received from Mr. Alexander a draft letter outlining the general terms of the proposed employment arrangement, including the anticipated level of compensation, which terms were consistent with the employment agreement later executed by Mr. Evanson and FirstEnergy and filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. The terms of Mr. Evanson’s employment agreement with FirstEnergy are described beginning on page 108.

On February 8, 2010, Allegheny Energy’s treasury group contacted the lenders under certain credit facilities of Allegheny Energy and its subsidiaries and secured amendments to such agreements having the effect of delaying for 90 days the triggering of a change in control (as defined in the credit agreements) after execution of a merger agreement, instead of upon signing. These lenders subsequently provided their consent to the transaction such that the merger will not cause any change in control, default or similar event under the credit agreements.

On February 9, 2010, a meeting of the FirstEnergy board was convened to review the status of the proposed merger with Allegheny Energy. At the meeting, FirstEnergy management reviewed certain aspects of the proposed transaction with the board and responded to various questions from members of the board. Representatives of Morgan Stanley made a presentation regarding the financial aspects of the proposed merger and informed the FirstEnergy board that on February 10, 2010 they would be prepared to deliver an oral opinion that the proposed exchange ratio was fair from a financial point of view to FirstEnergy. Akin Gump reviewed certain legal matters with the FirstEnergy board, including the terms and conditions of the draft merger agreement and the proposed charter amendment. The board scheduled a meeting for the following day to consider the proposed transaction.

On February 10, 2010, FirstEnergy, Allegheny Energy and their respective legal advisors finalized a proposed merger agreement to be executed by the parties.

On February 10, 2010, Allegheny Energy’s board held a special meeting at Skadden’s offices in New York City to review and consider the proposed transaction. The meeting was attended by members of Allegheny Energy management and representatives of Goldman Sachs and Skadden, as well as DLA Piper. Allegheny Energy’s outside legal advisors reviewed the duties of directors under Maryland law in connection with the consideration of the proposed transaction. Allegheny Energy management provided the Allegheny Energy board with an update regarding confirmatory due diligence items and discussed the negotiations that had taken place with FirstEnergy and its legal advisors. Representatives from Skadden described in detail the material terms of the proposed merger agreement. Representatives of Goldman Sachs reviewed the financial terms of the proposed transaction and Goldman Sachs’ financial analyses with respect to the proposed transaction and delivered Goldman Sachs’ oral opinion, which was subsequently confirmed in writing, that, as of February 10, 2010 and based upon and subject to the assumptions, considerations, qualifications and limitations set forth therein, the exchange ratio of 0.667 of a share of FirstEnergy common stock for each share of Allegheny Energy common stock was fair, from a financial point of view, to Allegheny Energy’s stockholders (other than FirstEnergy and its affiliates). See the section entitled “— Opinion of Allegheny Energy’s Financial Advisor” beginning on page 91 and the opinion which is attached as Annex D and incorporated by reference to this section of the joint proxy statement/prospectus. Representatives from Skadden then reviewed and discussed with the non-management directors meeting in executive session the proposed continuing role for Mr. Evanson with the combined company after the merger. After further discussion, the full board of directors of Allegheny Energy unanimously determined that the proposed merger agreement and the merger were advisable, fair and in the best interests of Allegheny Energy and its stockholders and authorized Allegheny Energy management to execute the merger agreement on the terms described to the Allegheny Energy board.

Also on February 10, 2010, a telephonic meeting of the FirstEnergy board was convened to review and consider the proposed transaction and the charter amendment. At the meeting, FirstEnergy management informed the FirstEnergy board that the merger agreement had been finalized and that the Allegheny Energy board had approved the proposed merger. Also at the meeting Morgan Stanley delivered its oral opinion, later confirmed in writing, that as of February 10, 2010 and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the proposed merger agreement was fair from a financial point of view to FirstEnergy. See the section entitled “— Opinion of FirstEnergy’s Financial Advisor” beginning on page 78 and the opinion which is attached as Annex C and incorporated by reference to this section of the joint proxy statement/prospectus. The members of the FirstEnergy board considered and discussed the information presented at the meeting and at prior meetings regarding the proposed merger. Following such discussions, the FirstEnergy board, by unanimous vote, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of the FirstEnergy shareholders and approved the merger agreement and the transactions contemplated thereby and authorized FirstEnergy management to execute the merger agreement.

Promptly after the meetings of the boards of directors of FirstEnergy and Allegheny Energy, the management of FirstEnergy and Allegheny Energy executed the merger agreement and FirstEnergy delivered an executed letter to Mr. Evanson which described the anticipated role that Mr. Evanson would play as Executive Vice Chairman of FirstEnergy following the merger reporting to Mr. Alexander. A joint press release announcing the merger was issued on the morning of February 11, 2010.

Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger

By unanimous vote at a meeting held on February 10, 2010, the FirstEnergy board of directors determined that the merger agreement and the transactions contemplated by it, including the merger and the charter amendment, are advisable and in the best interests of FirstEnergy and its shareholders and approved the merger agreement, the share issuance and the other transactions contemplated by the merger agreement and the charter amendment. The FirstEnergy board of directors recommends that FirstEnergy shareholders vote FOR the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement and FOR the proposal to adopt the charter amendment.

In reaching its decision to approve the merger agreement and to recommend that FirstEnergy shareholders vote to approve the issuance of FirstEnergy common stock to Allegheny Energy stockholders pursuant to the merger agreement and adopt the charter amendment, the FirstEnergy board consulted with FirstEnergy’s management, legal and financial advisors, and considered a variety of factors with respect to the merger. The following discussion of the factors considered by the FirstEnergy board is not exhaustive. In view of the wide variety of factors considered by the FirstEnergy board in connection with its evaluation of the merger, the FirstEnergy board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, it reviewed the collection of factors in the aggregate. In considering the factors described below, individual members of the FirstEnergy board may have given different weight to different factors. The FirstEnergy board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement, the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment. The FirstEnergy board considered this information as a whole, and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

Among the material information and factors considered by the FirstEnergy board were the following:

•	Strategic Considerations

The FirstEnergy board considered a number of factors pertaining to the strategic rationale for the merger, including the following:

•	Increased Scale and Scope; Diversification. The merger will create a combined company with increased scale and scope in energy delivery, generation and transmission. In addition, the combined company will have greater diversification and balance in its energy delivery business and generation portfolio. This increased scale, scope and diversification should allow for improved service, reliability and operational flexibility with greater potential earnings. The merger will create a larger company with total assets of approximately $47 billion calculated on a pro forma historical combined basis. The combined company will be the largest U.S. diversified electric utility by customers, and will also operate one of the largest unregulated power generation fleets in the United States. In the energy delivery business, the combined company will have 10 electric distribution companies with more than six million customers. In the generation business, the combined company is expected to own and/or operate approximately 24,000 megawatts of domestic capacity in multiple states, including approximately 11,200 MWs of generation units that are equipped with environmental controls to minimize air emissions, approximately 4,000 MWs of nuclear energy and more than 2,200 megawatts of renewable energy, including hydroelectric, contracted wind and pumped-storage capacity. Also included in the combined fleet is approximately 10,400 MWs of super-critical coal-fired generation units. This diversified generation portfolio creates a more balanced portfolio in terms of geography, fuel mix, dispatch and load-servicing capacity. The combined company will have over 20,000 miles of high-voltage transmission lines connecting the Midwest and Mid-Atlantic with planned growth underway. See the bullet point entitled “Transmission Projects” below.

•	Anticipated Financial Strength and Flexibility. The increased scale and scope is ultimately expected to strengthen the balance sheet of the combined company. In addition, the diversification of the energy delivery and generation portfolios of the combined company should result in a more stable cash flow. The all-stock transaction is expected to improve credit metrics, including the debt-to-capitalization ratio, of the combined company.

•	Combined Expertise in Competitive Markets and Complementary Geography. The FirstEnergy board believes the merger will combine companies with complementary areas of expertise. The combined company is expected to be able to draw upon the intellectual capital, technical expertise and experience of a deeper and more diverse workforce. The combined company should also be better able to invest in and deploy new technologies. The FirstEnergy board considered that the combined company will operate regulated utility businesses in seven adjacent states, which should be beneficial in the integration and management of the combined company.

•	Synergies. The FirstEnergy board considered that, although no assurance can be given that any particular level of cost savings and other synergies will be achieved, FirstEnergy management had identified estimated synergies of approximately $180 million in the first full year of operations following completion of the merger and approximately $350 million in the second full year of operations following completion of the merger, prior to “costs to achieve” and transaction costs. The FirstEnergy board took note of the fact that the synergy numbers were estimates, that they may change and that achieving the synergies is subject to a number of uncertainties. See the section entitled “Risk Factors — Many of the anticipated benefits of combining FirstEnergy and Allegheny Energy may not be realized” beginning on page 34.

•	Comparable Business Approach. The FirstEnergy board considered the comparable corporate cultures and competitive strategies of the two companies, including their shared commitment to supporting and participating in competitive energy markets. In addition, the FirstEnergy board considered the common vision of the prospects for future consolidation in the electric utility sector and the present and future effect of deregulation on electric utility companies.

•	Transmission Projects. The FirstEnergy board considered the significant transmission projects in which Allegheny Energy is involved, including the Potomac-Appalachian Transmission Highline, referred to as PATH, and the Trans-Allegheny Interstate Line, referred to as TrAIL (while also considering the possibility that the PATH project could be further delayed or even canceled), and that these projects should further diversify the asset base of the company and have the potential to contribute to earnings growth without a dependency on commodity prices.

•	Impact of the Merger on Customers and Employees. The FirstEnergy board evaluated the expected impact of the merger on FirstEnergy’s customers and employees. Specifically, the FirstEnergy board believes that the merger should benefit customers by enhancing operations and strengthening reliability and provide more opportunities for employees in a larger, more competitive company.

•	Impact of the Merger on Communities. The FirstEnergy board evaluated the expected impact of the merger on the communities in which FirstEnergy and Allegheny Energy are located and which they serve. In particular, the FirstEnergy board believes the merger will benefit the communities served by the combined company by creating a stronger combined company better able to provide more reliable service. In addition, the companies expect to maintain their substantial presence in the cities and communities they serve. During the three-year period after closing, FirstEnergy will provide community development and charitable contributions to Allegheny Energy’s utility service areas consistent with Allegheny Energy’s current levels, and thereafter consistent with FirstEnergy levels of contributions within its current utility service areas. See the section entitled “The Merger Agreement — Additional Agreements — Charitable Contributions” beginning on page 139.

•	Share Prices The FirstEnergy board took note of the historic stock prices of FirstEnergy and Allegheny Energy, including that the exchange ratio represented a 31.6% premium over the closing price of Allegheny Energy’s common stock on February 10, 2010 and a 22.3% premium over the 60-day average closing price of Allegheny Energy’s common stock as of February 10, 2010.

•	Financial Considerations. The FirstEnergy board considered the expected financial impact of the merger on FirstEnergy in light of FirstEnergy’s acquisition criteria, including that the merger is expected to be accretive to FirstEnergy’s earnings in the first year following the merger. In particular, the FirstEnergy board considered the quantitative analysis of the merger on the combined company’s earnings per share and the financial prospects of FirstEnergy and Allegheny Energy, including the financial projections prepared by the management of FirstEnergy and the financial projections prepared by the management of Allegheny Energy. The FirstEnergy board also considered the historic financial condition, operating results and businesses of FirstEnergy and Allegheny Energy, including information with respect to their respective earnings history.

•	Opinion of Financial Advisor. The FirstEnergy board considered the opinion of Morgan Stanley to the FirstEnergy board that, as of February 10, 2010, and subject to and based upon the assumptions, considerations, qualifications and limitations discussed in such opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to FirstEnergy. See the section entitled “— Opinion of FirstEnergy’s Financial Advisor” beginning on page 78 and Annex C to this joint proxy statement/prospectus which contains the full text of the written opinion of Morgan Stanley, dated February 10, 2010, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion, and is incorporated by reference into this section of the joint proxy statement/prospectus.

•	Strategic Alternatives. The FirstEnergy board considered the trends and competitive developments in the diversified electric utility industry and the range of strategic alternatives available to FirstEnergy, including continuing to operate as a stand-alone entity, combining some or all of its operations with another company in a merger or joint venture transaction, making selected asset acquisitions in different areas of its business and making selected asset dispositions.

•	Recommendation of Management. The FirstEnergy board took into account FirstEnergy management’s recommendation in favor of the merger.

•	Terms of the Merger Agreement. The FirstEnergy board reviewed the terms of the merger agreement, including that the exchange ratio is fixed, the restrictions on each party’s interim operations, the conditions to each party’s obligation to complete the merger, the instances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances. See the section entitled “The Merger Agreement” beginning on page 124 for a detailed discussion of the terms and conditions of the merger agreement. The FirstEnergy board also considered the course of negotiations of the merger agreement.

•	Severance Arrangements. The FirstEnergy board considered the severance arrangements of Allegheny Energy in place prior to the execution of the merger agreement and the financial impact of such arrangements and the impact on the retention of key management of Allegheny Energy.

•	Due Diligence. The FirstEnergy board considered the scope of the due diligence investigation conducted by management and FirstEnergy’s advisors and evaluated the results thereof, including the information contained in Allegheny Energy’s disclosure letter relating to the merger agreement. The FirstEnergy board also took note of the coverage of identified risk areas in the representations and warranties in the merger agreement.

•	Likelihood of Completion of the Merger. The FirstEnergy board considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals without unacceptable conditions as well as the recent history of proposed mergers in the electric distribution industry. The FirstEnergy board took note of the closing condition in the merger agreement that neither FirstEnergy nor Allegheny Energy is required to agree to certain actions or conditions in connection with the required statutory approvals. See the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 130 for a description of these matters.

•	Corporate Governance. The FirstEnergy board considered the corporate governance provisions of the merger agreement including that, upon completion of the merger, the FirstEnergy board will be comprised of eleven legacy FirstEnergy directors and two legacy Allegheny Energy directors and that following completion of the merger, the headquarters of the combined company will remain in Akron, Ohio, Mr. Anthony J. Alexander will remain President and Chief Executive Officer of FirstEnergy and that Mr. Paul J. Evanson, the current Chairman, President and Chief Executive Officer of Allegheny Energy, will serve as the Executive Vice Chairman of FirstEnergy and report to Mr. Alexander.

The FirstEnergy board also considered the potential risks of the merger, including the following:

•	Regulatory Approvals. The FirstEnergy board considered the regulatory approvals required to complete the merger and the risk that governmental authorities and third parties may seek to impose unfavorable terms or conditions on the required approvals or that such approvals would not be obtained at all. The FirstEnergy board also considered the potential length of the regulatory approval process and that the merger agreement provides that it may not be terminated until 14 months from the date of the merger agreement, which may be extended to 20 months under specified circumstances.

•	Restrictions Under the Merger Agreement. The FirstEnergy board considered the provisions of the merger agreement placing restrictions on FirstEnergy’s operations until completion of the merger. The FirstEnergy board also considered the risk that, although FirstEnergy has the right under certain limited circumstances to consider and participate in negotiations with respect to proposals for alternative transactions, the provisions of the merger agreement relating to the potential payment of a termination fee of $350 million may have the effect of discouraging such proposals. In addition, the FirstEnergy board considered that the merger agreement includes other customary restrictions on the ability of FirstEnergy to solicit offers for alternative proposals or engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued. The FirstEnergy board understood that these provisions may have the effect of discouraging alternative proposals and may make it less likely that the transactions related to such proposals would be negotiated or pursued, even if potentially more favorable to the shareholders of FirstEnergy than the merger.

•	Diversion of Management. The FirstEnergy board considered the possible diversion of management resulting from the substantial time and effort necessary to complete the merger and integrate the operations of FirstEnergy and Allegheny Energy following completion of the merger.

•	Integration and Achievement of Anticipated Synergies. The FirstEnergy board evaluated the challenges inherent in the combination of two business enterprises of the size and scope of FirstEnergy and Allegheny Energy, including the possibility of not achieving the anticipated synergies and other benefits sought from the merger.

•	Impact on Credit Rating and Ability to Service Debt. The FirstEnergy board considered the possibility that the merger could result in a lower credit rating for the combined company and certain of its subsidiaries from that of FirstEnergy and its subsidiaries prior to announcing the merger and the implications of such lower credit rating. See the section entitled “Risk Factors — FirstEnergy’s indebtedness following the merger will be higher than FirstEnergy’s existing indebtedness. Notwithstanding improvements in certain key credit metrics, such as debt-to-capitalization ratios, it may be more difficult for FirstEnergy to pay or refinance its debts and FirstEnergy may need to borrow or divert its cash flow from operations to service debt payments.

The additional indebtedness could limit FirstEnergy’s ability to pursue other strategic opportunities and increase its vulnerability to adverse economic and industry conditions and may cause FirstEnergy to take other actions that will increase the dilution of its shareholders and former Allegheny Energy stockholders or reduce earnings” beginning on page 39.

•	Increased Regulation. The FirstEnergy board considered the additional regulation to which the combined company would be subject, including regulation by the MDPSC, the VSCC and the WVPSC.

•	Employee Matters. The FirstEnergy board considered the impact that business uncertainty pending completion of the merger could have on the ability to attract, retain and motivate key personnel until the merger is completed.

•	Additional Interests of Executive Officers and Directors. The FirstEnergy board considered that certain executive officers and directors of FirstEnergy may have interests with respect to the merger in addition to their interests as shareholders of FirstEnergy. See the section entitled “— Additional Interests of the FirstEnergy Directors and Executive Officers in the Merger” beginning on page 103 for further information.

The FirstEnergy board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above, such as assumptions regarding potential synergies. It should be noted that this explanation of the reasoning of the FirstEnergy board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements’’ beginning on page 30.

Recommendation of the Allegheny Energy Board of Directors and Its Reasons for the Merger

By unanimous vote, the Allegheny Energy board of directors, at a meeting held on February 10, 2010, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable, fair to and in the best interests of Allegheny Energy and its stockholders and approved the merger agreement and the transactions contemplated thereby, including the merger. The Allegheny Energy board of directors recommends that Allegheny Energy stockholders vote FOR the proposal to approve the merger agreement and the merger at the Allegheny Energy special meeting and FOR the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies in favor of such approval.

In reaching its determination to recommend the approval of the merger agreement and the merger, the Allegheny Energy board consulted with management, as well as Goldman Sachs, Allegheny Energy’s financial advisor, and Allegheny Energy’s internal and outside legal counsel and outside consultants, and considered various material factors, which are discussed below. The following discussion of the information and factors considered by the Allegheny Energy board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the merger, the Allegheny Energy board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the Allegheny Energy board may have given different weight or priority to different factors. The Allegheny Energy board considered this information and these factors as a whole, and overall considered the relevant information and factors to be favorable to, and in support of, its determination and recommendation.

Among the material information and factors considered by the Allegheny Energy board were the following:

•	Strategic Considerations. The Allegheny Energy board considered a number of factors pertaining to the strategic rationale for the merger, including the following:

•	Mitigation of Impact of Environmental Legislation and Regulation. The Allegheny Energy board considered the current trend of increasing legislative and regulatory initiatives with respect to coal-fired generation facilities, including initiatives regarding carbon emissions and climate change. The combined company’s generation fleet will be more diversified than that of Allegheny Energy as a stand-alone company, with significant non-carbon emitting capacity and a greater balance in terms of fuel mix. Thus, the merger is expected to reduce Allegheny Energy’s exposure to the impact of evolving environmental legislation and regulation.

•	Increased Scale, Scope and Diversification. The Allegheny Energy board considered that the merger will create a combined company with increased scale and scope in a variety of dimensions. The combined company will have greater diversification of markets, regulatory jurisdictions and generation portfolio. By extending its operations across more states, the merger will diversify Allegheny Energy’s regulatory risk by subjecting the combined company’s utility operations to the jurisdiction of additional state regulators rather than only to the jurisdiction of Pennsylvania, West Virginia, Maryland and Virginia regulators.

The combined company will create a significant presence in its region and industry sector. The combined company will own and/or operate approximately 24,000 megawatts of electric generation, of which 21,000 megawatts will be in competitive markets. This combined company’s generation portfolio will be more diversified in terms of geography and fuel mix. The combined company will also create a stronger portfolio of utility businesses, with approximately 6.1 million retail electric customers and enhanced retail marketing capability.

The increased scale and scope is ultimately expected to enhance the financial strength and flexibility of the combined company, which should have greater access to capital then Allegheny Energy as a stand-alone company.

•	Potential Benefit from Higher Power Prices. Like Allegheny Energy, the combined company will be positioned to benefit from a future recovery in the general economy and in power prices in particular. In light of the current downturn in the economy and the related decrease in power prices, the Allegheny Energy board found a strategic benefit in the ability of the combined company, like Allegheny Energy, to gain from a rebound in power prices.

•	Contiguous Service Territories. The Allegheny Energy board considered that together, Allegheny Energy and FirstEnergy serve a contiguous area covering parts of Ohio, Pennsylvania, New York, New Jersey, Maryland, West Virginia, and Virginia. The companies’ adjacent geographical footprints will allow their existing businesses to complement each other and facilitate the combined company’s retail sales strategy. Further, the combined company’s geographical footprint, when combined with Allegheny Energy’s transmission assets, will allow the combined company to take advantage of opportunities created by the continuing need for power to be transmitted to the eastern region of the United States as electricity demand grows in that region.

•	Nuclear Generation Capability. The Allegheny Energy board considered that the merger will allow Allegheny Energy to benefit from the nuclear generation capability of FirstEnergy. As a zero-carbon emissions technology, FirstEnergy’s nuclear generation assets will balance Allegheny Energy’s coal-fired generation assets, producing a more diversified generation fleet with a lower carbon profile than Allegheny Energy has as a stand-alone company. Given the high cost and unique technical requirements associated with developing new nuclear generation, Allegheny Energy does not have the size or technical expertise necessary to develop or acquire nuclear generation assets and operate them as a stand-alone company.

•	Combined Expertise. The Allegheny Energy board considered that the merger will combine complementary areas of expertise. The combined company is expected to be able to draw upon the intellectual capital, technical expertise and experience of a deeper, more diverse workforce.

•	Common Regulatory Framework. The Allegheny Energy board considered that the regulatory frameworks applicable to the combined company’s franchised service areas are generally favorable, diversify regulatory risk as identified above, and provide additional scale for the two companies’ expertise in dealing with the complexities of regulation and the interplay of regulation and deregulation at state and federal levels.

•	Equity Participation in Combined Company. The Allegheny Energy board took note of the fact that the merger consideration will be paid in FirstEnergy common stock, which provides Allegheny Energy stockholders with the opportunity to participate in any future earnings or growth of the combined company and future appreciation of FirstEnergy common stock following the merger, should they determine to retain the FirstEnergy common stock to be received in the merger. In this regard, the Allegheny Energy board considered the fact that Allegheny Energy stockholders would own approximately 27% of the combined company. The Allegheny Energy board also considered the fact that receiving shares of FirstEnergy common stock would provide liquidity for those Allegheny Energy stockholders who do not desire to continue holding their shares of FirstEnergy common stock and seek to sell their shares into the market following the merger.

•	Premium Over Market Prices. The Allegheny Energy board considered that the exchange ratio of 0.667 of a share of FirstEnergy common stock for each share of Allegheny Energy common stock resulted in an implied merger consideration as of February 8, 2010 of $27.34 per share (based in turn on the $40.99 closing price of FirstEnergy common stock on February 8, 2010). The exchange ratio represented a premium over the market prices at which Allegheny Energy common stock had previously traded, including a premium of approximately:

•	38.7% over the closing price of Allegheny Energy common stock of $21.26 per share on January 27, 2010, the trading day prior to the date FirstEnergy’s non-binding indicative proposal was received by Allegheny Energy;

•	30.9% over the closing price of Allegheny Energy common stock of $20.89 per share on February 8, 2010, the day when the materials for the February 10, 2010 board meeting were prepared; and

•	34.8% over the average closing price of Allegheny Energy common stock over the 30-day trading period ended on February 8, 2010.

During the course of the February 10, 2010 meeting, the Allegheny Energy board was provided updated premium information based on the February 10, 2010 closing prices.

•	Premium Compared to Other Utility Transactions. The Allegheny Energy board considered that the premiums described above are higher than the premiums offered in other transactions in the utility industry announced since December 2004. For the transactions reviewed by the Allegheny Energy board, the median premium as of the date which was one week prior to the announcement date of the transaction was 18.8%, with the premiums ranging from 0.2% to 26.3%, and the median premium as of the date which was one day prior to the announcement date of the transaction was 15.2%, with the premiums ranging from 7.0% to 25.3%.

•	Dividend Increase. Although the Allegheny Energy board recognized that dividends are declared at the discretion of the board and that the FirstEnergy board could change its dividend policy, assuming FirstEnergy maintains its current dividend amount, the combined company dividend to be received by holders of Allegheny Energy common stock at the 0.667 exchange ratio would be 145% higher than the dividend they currently receive on their Allegheny Energy shares. The Allegheny Energy board considered that the combined company’s future dividend rate would be supported by the combined company’s strong balance sheet and cash flows.

•	Financial Considerations. The Allegheny Energy board considered the expected financial impact of the merger on Allegheny Energy. In particular, the Allegheny Energy board considered the anticipated impact of the Allegheny Energy merger on the combined company’s earnings per share and the financial prospects of Allegheny Energy and FirstEnergy, including the financial projections prepared by the management of Allegheny Energy and the financial projections prepared by the management of FirstEnergy (with adjustments made by Allegheny Energy management). The Allegheny Energy board also considered historical trading information for shares of Allegheny Energy common stock and FirstEnergy common stock and the historical financial condition, operating results and businesses of Allegheny Energy and FirstEnergy, including information with respect to their respective earnings histories, return on capital and cash flow as well as comparisons of historical operational measures for Allegheny Energy and FirstEnergy. In addition, the Allegheny Energy board considered the stand-alone illustrative valuation of FirstEnergy under various methodologies based on its long range plan, as adjusted by Allegheny Energy management based on their due diligence.

•	Cost Savings and Synergies. Neither the Allegheny Energy board nor Allegheny Energy management produced its own estimates of potential synergies from a combination with FirstEnergy in order to reflect a conservative approach toward the achievement of synergies, and for the same reason Allegheny Energy agreed that Goldman Sachs should prepare its financial analyses on a pre-synergy basis. The Allegheny Energy board, however, considered that although no assurance can be given that any particular level of synergies will be achieved, FirstEnergy has estimated that the combination will generate synergies from across generation and fuel, regulated utilities, corporate activities and information services businesses. The companies anticipate that upon review with state commissions, savings attributed to regulated utility operations will be shared between customers and shareholders over time in an equitable manner. The Allegheny Energy board took note of the fact that the synergy numbers were estimates prepared by FirstEnergy, that they may change and that achieving the synergies is subject to a number of uncertainties.

•	Opinion of Goldman Sachs. The Allegheny Energy board considered Goldman Sachs’ opinion to Allegheny Energy’s board, dated February 10, 2010, that, as of such date and based upon and subject to the assumptions, considerations, qualifications and limitations set forth therein, the exchange ratio in the proposed merger was fair, from a financial point of view, to Allegheny Energy’s stockholders (other than FirstEnergy and its affiliates). See the section entitled “— Opinion of Allegheny Energy’s Financial Advisor” beginning on page 91 of this joint proxy statement/prospectus for a fuller description. The full text of Goldman Sachs’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is attached as Annex D and incorporated by reference into this section of the joint proxy statement/prospectus.

•	Merger Agreement. The Allegheny Energy board reviewed, with Allegheny Energy’s legal advisors, the structure of the merger and other terms of the merger agreement. In particular, the Allegheny Energy board considered the following specific aspects of the merger agreement:

•	that the merger is intended to qualify as a reorganization for U.S. federal income tax purposes and the expectation that the receipt of shares of FirstEnergy common stock will generally not be a taxable event to Allegheny Energy stockholders for U.S. federal income tax purposes;

•	the representations and warranties made by Allegheny Energy and FirstEnergy in the merger agreement, including the “material adverse effect” standard that qualifies many of the representations and warranties made by each party;

•	the nature of the closing conditions included in the merger agreement, as well as the likelihood of satisfaction of all conditions to the completion of the merger;

•	Allegheny Energy’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written acquisition proposal, if Allegheny Energy’s board determines in good faith, after consultation with its outside legal and financial advisors, that such proposal constitutes or is reasonably likely to lead to a transaction that is more favorable, from a financial point of view, to Allegheny Energy’s stockholders than the merger;

•	the right of Allegheny Energy’s board to change its recommendation in favor of the merger upon receipt of a superior offer or upon the occurrence of an intervening event (as defined in the merger agreement and discussed in the section entitled “The Merger Agreement — Additional Agreements — Non-Solicitation” beginning on page 141 of this joint proxy statement/prospectus), in each case, if failing to take such action would be reasonably likely to be inconsistent with the exercise by the board of its duties under applicable law;

•	the circumstances under which the Allegheny Energy termination fee is payable by Allegheny Energy to FirstEnergy and the size of the termination fee, which was determined by negotiation between the parties based on an analysis of precedent transactions and the relative sizes of the companies and which the Allegheny Energy board views as reasonable in light of the size and benefits of the transaction and not preclusive of a superior offer, if one were to emerge;

•	the circumstances under which the FirstEnergy termination fee is payable by FirstEnergy to Allegheny Energy and the size of the termination fee, which was determined by negotiation between the parties based on an analysis of precedent transactions and the relative sizes of the companies and which the Allegheny Energy board views as favorable;

•	the general ability of Allegheny Energy to operate its business in the ordinary course during the period between the signing of the merger agreement and the closing of the merger, as well as the ability of Allegheny Energy to enter into retention agreements or arrangements to help retain employees and management during the period between the signing of the merger agreement and the closing of the merger;

•	the requirement that Allegheny Energy obtain stockholder approval as a condition to completion of the merger; and

•	the requirement that FirstEnergy use reasonable best efforts to obtain required regulatory approvals and clearances to complete the merger, subject to certain exceptions described in the section entitled “The Merger Agreement — Additional Agreements — Efforts Related to Consents and Approvals of Governmental Entities and Third Parties” beginning on page 139 of this joint proxy statement/prospectus.

•	Mr. Evanson’s Employment with FirstEnergy. The Allegheny Energy board considered the fact that FirstEnergy is expected to employ Mr. Evanson as Executive Vice Chairman after the merger. The Allegheny Energy board determined that the skills, talents and experiences of Mr. Evanson would be beneficial to FirstEnergy, and the integration of the two companies and thus to Allegheny Energy stockholders who choose to retain their FirstEnergy common stock received in the merger.

•	Regulatory Approvals. The Allegheny Energy board considered the belief that regulatory approvals and clearances necessary to complete the merger are reasonably obtainable.

•	Alternatives to the Merger. The Allegheny Energy board considered the belief that, after careful consideration of potential alternatives to the merger, the merger with FirstEnergy is expected to yield greater benefits to Allegheny Energy stockholders (including the benefits discussed above) than would the range of alternatives considered. The potential alternatives considered included various stand-alone strategies, including generation portfolio diversification and business separation, and potential transactions of various types with a range of third parties other than FirstEnergy, including a merger with Company A, and merger of equals and acquisition opportunities.

•	Management Recommendation. The Allegheny Energy board considered the recommendation of senior management of Allegheny Energy that the merger is in the best interests of Allegheny Energy’s stockholders based on their knowledge of current conditions in the electricity generation, distribution and transmission industry and markets and the likely effects of these factors on Allegheny Energy’s and FirstEnergy’s potential growth, productivity and strategic options.

•	Due Diligence. The Allegheny Energy board considered the scope of the due diligence investigation conducted by management and certain of Allegheny Energy’s outside advisors and evaluated the results thereof.

•	Employee Matters. The Allegheny Energy board considered that FirstEnergy has agreed to honor all Allegheny Energy collective bargaining agreements, benefit plans and compensation arrangements in effect before the closing in accordance with their terms, and that for at least one year after the closing, FirstEnergy will provide current and former Allegheny Energy employees not covered by collective bargaining agreements compensation and benefits that are no less favorable in the aggregate than the compensation and benefits provided to those employees immediately before the merger. While FirstEnergy is entitled to make modifications to the compensation and benefits of those employees, these modifications may not result in compensation and benefits for those employees that are less favorable in the aggregate than the compensation and benefits that are provided to similarly situated non-union employees of FirstEnergy not covered by collective bargaining agreements. FirstEnergy has agreed that Allegheny Energy employees generally will be credited with pre-closing service for benefit plan purposes, and FirstEnergy has also agreed that severance benefits will not be reduced during the one-year period following closing.

•	Impact of the Merger on Customers. The Allegheny Energy board evaluated the expected impact of the merger on Allegheny Energy’s customers. Specifically, the Allegheny Energy board believes that the merger should benefit customers by enhancing operations and improving reliability.

•	Impact of the Merger on Communities. The Allegheny Energy board considered the fact that the merger would have a positive impact on the communities served by Allegheny Energy based on the greater strength of the combined company as compared to Allegheny Energy on a stand-alone basis, and the potential for the combined company to become a more significant benefactor of charities in the communities served by Allegheny Energy. In addition, the companies expect to maintain their substantial presence in the communities they serve. During the three-year period after closing, FirstEnergy will provide community development and charitable contributions to Allegheny Energy’s utility service areas consistent with Allegheny Energy’s current levels, and thereafter consistent with FirstEnergy levels of contributions within its current utility service areas. See the section entitled “The Merger Agreement — Additional Agreements — Charitable Contributions” beginning on page 139.

•	Board of Directors of Combined Company. The Allegheny Energy board considered the fact that the board of directors of the combined company will include two members who served as directors of Allegheny Energy prior to the completion of the merger.

The Allegheny Energy board also considered certain potentially negative factors in its deliberations concerning the merger, including but not limited to the following:

•	Fixed Exchange Ratio. The Allegheny Energy board considered the fact that because the merger consideration is a fixed exchange ratio of shares of FirstEnergy common stock to Allegheny Energy common stock, Allegheny Energy stockholders could be adversely affected by a decrease in the trading price of FirstEnergy common stock during the pendency of the merger and the fact that the merger agreement does not provide Allegheny Energy with a price-based termination right or other similar protection. The Allegheny Energy board determined that this structure was appropriate and the risk acceptable in view of factors such as the Allegheny Energy board’s review of the relative intrinsic values and financial performance of FirstEnergy and Allegheny Energy, as well as the opportunity Allegheny Energy stockholders have as a result of the fixed exchange ratio to benefit from any increase in the trading price between the announcement and completion of the merger.

•	Integration. The Allegheny Energy board considered the risk that the potential benefits of the merger will not be realized or will not be realized within the expected time period and the risks and challenges associated with the integration by FirstEnergy of Allegheny Energy’s businesses, operations and workforce, which is mitigated by the fact that FirstEnergy successfully completed two prior integrations.

•	Regulatory Approvals. The Allegheny Energy board considered the regulatory approvals required to complete the merger and the risk that the applicable governmental authorities and third parties may seek to impose unfavorable terms or conditions on the required approvals. The Allegheny Energy board also considered the potential length of the regulatory approval process and that the merger agreement provides that it may not be terminated as a result of the failure to meet these and other closing conditions until April 10, 2011, which may be extended to a date up to July 10, 2011 and further extended to a date up to October 10, 2011 under specified circumstances.

•	Failure to Close. The Allegheny Energy board considered the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to Allegheny Energy if the closing of the merger is not timely or if the merger does not close at all, including the impact on Allegheny Energy’s relationships with employees and third parties and the effect a public announcement of termination of the merger agreement may have on the trading price of Allegheny Energy’s common stock.

•	Diversion of Focus. The risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger.

•	Merger Agreement. The Allegheny Energy board considered the risks associated with various provisions of the merger agreement, including:

•	the requirements that Allegheny Energy must pay to FirstEnergy a termination fee of $150 million, and up to $45 million of its reasonable transaction expenses, if the merger agreement is terminated under certain circumstances, which might discourage other parties potentially interested in an acquisition of, or combination with, Allegheny Energy from pursuing that opportunity, even if potentially more favorable to the stockholders of Allegheny Energy than the merger. See the section entitled “The Merger Agreement — Effect of Termination” beginning on page 144 of this joint proxy statement/prospectus.

•	the fact that the merger agreement includes other customary restrictions on the ability of Allegheny Energy to solicit offers for alternative proposals or engage in discussions regarding such proposals, subject to exceptions, which could have the effect of discouraging such proposals from being made or pursued, even if potentially more favorable to the stockholders of Allegheny Energy than the merger.

•	the requirement that Allegheny Energy conduct its business in the ordinary course prior to the completion of the merger and subject to specified restrictions on the conduct of Allegheny Energy’s business without FirstEnergy’s consent (not to be unreasonably withheld, conditioned or delayed), which might delay or prevent Allegheny Energy from undertaking certain business opportunities that might arise pending completion of the merger.

•	Risk Factors. The Allegheny Energy board considered the risks described in the section entitled “Risk Factors” beginning on page 32 of this joint proxy statement/prospectus.

The Allegheny Energy board concluded that the potentially negative factors associated with the proposed merger were outweighed by the potential benefits that it expected the Allegheny Energy stockholders would achieve as a result of the merger, including the belief of the Allegheny Energy board that the proposed merger would maximize the value of Allegheny Energy’s stockholders’ shares and mitigate the risks and uncertainties affecting the future prospects of Allegheny Energy. Accordingly, the Allegheny Energy board determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Allegheny Energy and its stockholders.

In addition, the Allegheny Energy board was aware of and considered the interests that Allegheny Energy’s directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as stockholders of Allegheny Energy generally, as described in the section entitled “— Additional Interests of Allegheny Energy Directors and Executive Officers in the Merger” beginning on page 104 of this joint proxy statement/prospectus.

This explanation of Allegheny Energy’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 30 of this joint proxy statement/prospectus.

Certain Unaudited Prospective Financial Information Utilized by the FirstEnergy Board of Directors and FirstEnergy’s Financial Advisor

FirstEnergy Unaudited Prospective Financial Information

FirstEnergy does not as a matter of course make public long-term projections as to future performance due to, among other reasons, the uncertainty, unpredictability and volatility of the underlying assumptions and estimates. However, FirstEnergy is including in this joint proxy statement/prospectus unaudited prospective financial information prepared by FirstEnergy management, which we refer to as the FirstEnergy Forecasts, for the fiscal years 2010 through 2014 that was used in connection with the evaluation of the merger by FirstEnergy.

The FirstEnergy Forecasts presented below were provided to the FirstEnergy board and were furnished to and used by FirstEnergy’s financial advisor, Morgan Stanley. FirstEnergy also provided Allegheny Energy and its financial advisor with the FirstEnergy Forecasts, which were adjusted by Allegheny Energy as discussed in “— Certain Unaudited Prospective Financial Information Utilized by the Allegheny Energy Board of Directors and Allegheny Energy’s Financial Advisor” beginning on page 88. Additionally, in connection with the discussions concerning the merger, Allegheny Energy provided FirstEnergy and its financial advisor with unaudited prospective financial information prepared by Allegheny Energy management, which we refer to as the Allegheny Energy Forecasts. The Allegheny Energy Forecasts were based on assumptions regarding the future prices of certain commodities, which in some cases were different from the assumptions used by FirstEnergy’s management in preparing the FirstEnergy Forecasts. As part of the evaluation of the merger by FirstEnergy, the projected earnings per share included within the FirstEnergy Forecasts were adjusted, which we refer to as the FirstEnergy Adjusted Forecasts, to reflect Allegheny Energy’s assumptions with respect to the commodity prices used in the Allegheny Forecasts. The FirstEnergy Forecasts and the FirstEnergy Adjusted Forecasts were considered by the FirstEnergy board and used by Morgan Stanley for purposes of its financial analyses regarding the merger.

The inclusion of the FirstEnergy Forecasts and the FirstEnergy Adjusted Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that FirstEnergy or its board considered, or now considers, these forecasts to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read carefully “— Important Information About the Unaudited Prospective Financial Information” beginning on page 77.

The following tables present the FirstEnergy Forecasts and the FirstEnergy Adjusted Forecasts for the fiscal years ending 2010 through 2014, as used by the FirstEnergy board for purposes of its consideration of the merger and by Morgan Stanley for purposes of its financial analyses regarding the merger:

FirstEnergy Forecasts

	Projected Fiscal Year
	2010	2011	2012	2013	2014
	(In millions, except per share amounts)

EBITDA(1)	$3,817	$3,730	$4,111	$4,217	$4,285
EPS	$3.60	$4.05	$5.04	$5.21	$5.40

FirstEnergy Adjusted Forecasts

	Projected Fiscal Year
	2010	2011	2012	2013	2014

EPS	$3.60	$4.05	$4.77	$4.63	$4.34

(1)	Excludes other income, gains or losses on asset sales and interest and amortization from securitized debt.

Allegheny Unaudited Prospective Financial Information

As discussed above, in connection with discussions concerning the merger, Allegheny Energy provided to FirstEnergy the Allegheny Energy Forecasts. To further evaluate the merits of the merger, the projected earnings per share included within the Allegheny Energy Forecasts were adjusted based on the commodity pricing assumptions included in the FirstEnergy Forecasts, which we refer to as the Allegheny Energy Adjusted Forecasts. Both the Allegheny Energy Forecasts and the Allegheny Energy Adjusted Forecasts were considered by the FirstEnergy board and used by Morgan Stanley for purposes of its financial analyses regarding the merger. The Allegheny Energy Forecasts provided to FirstEnergy are discussed under “— Certain Unaudited Prospective Financial Information Utilized by the Allegheny Energy Board of Directors and Allegheny Energy’s Financial Advisor” beginning on page 88.

The inclusion of the Allegheny Energy Forecasts and the Allegheny Energy Adjusted Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that FirstEnergy or its board considered, or now considers, these forecasts to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read carefully “— Important Information About the Unaudited Prospective Financial Information” beginning on page 89.

The components of the Allegheny Energy Forecasts and the Allegheny Energy Adjusted Forecasts used by the FirstEnergy board for purposes of its consideration of the merger and by Morgan Stanley for purposes of its financial analyses regarding the merger are set forth below:

Allegheny Energy Forecasts

	Projected Fiscal Year
	2010	2011	2012	2013	2014
	(In millions, except per share amounts)

EBITDA(1)	$1,194	$1,300	$1,239	$1,294	$1,551
EPS	$2.28	$2.52	$2.27	$2.49	$3.42

Allegheny Energy Adjusted Forecasts

	Projected Fiscal Year
	2010	2011	2012	2013	2014

EPS	$2.28	$2.40	$2.71	$3.36	$4.48

(1)	Excludes other income and interest and amortization from securitized debt.

Important Information about the Unaudited Prospective Financial Information

FirstEnergy is electing to provide the unaudited prospective financial information discussed above in this joint proxy statement/prospectus to provide the shareholders of FirstEnergy and the stockholders of Allegheny Energy access to certain non-public unaudited prospective financial information that was made available to the FirstEnergy board, the Allegheny Energy board and FirstEnergy’s and Allegheny Energy’s financial advisors in connection with the merger. This financial information was considered by the FirstEnergy board for purposes of evaluating the merger. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information in this joint proxy statement/prospectus should not be regarded as an indication that any of FirstEnergy, Allegheny Energy or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of FirstEnergy, Allegheny Energy or their respective affiliates assumes any responsibility for the accuracy of this information. The unaudited prospective financial information discussed above is not being included in this joint proxy statement/prospectus to influence FirstEnergy shareholders or Allegheny Energy stockholders to vote in favor of the proposals to be voted upon at the special meetings, but because it represents unaudited prospective financial information prepared by FirstEnergy and Allegheny Energy that was used for purposes of the financial analyses performed by FirstEnergy’s financial advisor and Allegheny Energy’s financial advisor. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus shall not be deemed an admission or representation by FirstEnergy or Allegheny Energy that such information is material.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of FirstEnergy involving judgments with respect to, among other things, industry performance and competition, future business, economic, competitive, regulatory, and financial market conditions, commodity prices (which are historically volatile) and matters specific to FirstEnergy’s business, including future business decisions, that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 30 and 32, respectively, or otherwise incorporated by reference into this joint proxy statement/prospectus from FirstEnergy’s and Allegheny Energy’s previously filed Exchange Act reports, all of which are difficult to predict and many of which are beyond the control of FirstEnergy and/or Allegheny Energy. In addition, the unaudited prospective financial information discussed above reflects estimates and assumptions that were made as of the date the unaudited prospective financial information was prepared and which have not been updated since to reflect any changes in commodity prices or other assumptions. These estimates and assumptions do not reflect current conditions, and no assurances can be given that these estimates or assumptions will accurately reflect future conditions. As a result, there can be no guarantee that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The combination of the FirstEnergy and Allegheny Energy unaudited prospective financial information does not represent the results that the combined company will achieve if the merger is completed, nor does it represent unaudited prospective financial information for the combined company.

The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither FirstEnergy’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information. The report of FirstEnergy’s independent registered public accounting firm contained in FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this joint proxy statement/prospectus, relates to FirstEnergy’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. FirstEnergy has made no representation to Allegheny Energy, in the merger agreement or otherwise, concerning this unaudited prospective financial information.

The above unaudited prospective financial information does not give effect to the merger. FirstEnergy shareholders and Allegheny Energy stockholders are urged to review FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2009, and future SEC filings for a description of risk factors with respect to FirstEnergy’s business, its reported results of operations, its financial condition and its capital resources. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 30 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by FirstEnergy, Allegheny Energy, or any other person to any shareholder of FirstEnergy or any stockholder of Allegheny Energy regarding the ultimate performance of FirstEnergy compared to the information included in the above unaudited prospective financial information. The unaudited prospective financial information in this joint proxy statement/prospectus constitutes forward-looking statements and should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events nor construed as financial guidance.

FIRSTENERGY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of FirstEnergy’s Financial Advisor

FirstEnergy retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the transaction. FirstEnergy selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of FirstEnergy. At the meeting of the FirstEnergy board of directors on February 10, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to FirstEnergy.

The full text of the written opinion of Morgan Stanley, dated February 10, 2010, which discusses, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex C and incorporated by reference into this section of the joint proxy statement/prospectus. The summary of the Morgan Stanley fairness opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. FirstEnergy shareholders are urged to read the opinion carefully and in its entirety. The Morgan Stanley opinion is directed to the FirstEnergy board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement. The Morgan Stanley opinion does not address any other aspect of the merger and does not constitute a recommendation to any FirstEnergy or Allegheny Energy shareholder as to how any such shareholder should vote with respect to the proposed merger or any other matter. The opinion also does not address the prices at which shares of FirstEnergy common stock will trade following the completion of the merger or at any other time.

For the purposes of its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Allegheny Energy and FirstEnergy, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Allegheny Energy and FirstEnergy, respectively;

•	reviewed certain financial projections prepared by the managements of Allegheny Energy and FirstEnergy, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger provided by the management of FirstEnergy;

•	discussed the past and current operations and financial condition and the prospects of Allegheny Energy, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Allegheny Energy;

•	discussed the past and current operations and financial condition and the prospects of FirstEnergy, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of FirstEnergy;

•	reviewed the pro forma impact of the merger on FirstEnergy’s earnings per share, cash flow, consolidated capitalization and other financial ratios and metrics;

•	reviewed the reported prices and trading activity for Allegheny Energy’s common stock and FirstEnergy’s common stock;

•	compared the financial performance of Allegheny Energy and FirstEnergy and the prices and trading activity of Allegheny Energy’s common stock and FirstEnergy’s common stock with that of certain other publicly-traded companies comparable with Allegheny Energy and FirstEnergy, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Allegheny Energy and FirstEnergy and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Allegheny Energy and FirstEnergy, and formed a substantial basis for the opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared by or on behalf of the managements of Allegheny Energy and FirstEnergy, respectively, on bases reflecting the best currently available estimates and judgments of the future financial performance of Allegheny Energy and FirstEnergy, respectively. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Allegheny Energy and FirstEnergy of: (i) the strategic, financial and operational benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Allegheny Energy and FirstEnergy; (iii) their ability to retain key employees of Allegheny Energy and FirstEnergy, respectively; and (iv) the validity of, and risks associated with, Allegheny Energy’s and FirstEnergy’s existing and future products, services, business models and technologies. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger.

Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of FirstEnergy and Allegheny Energy and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Allegheny Energy’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Allegheny Energy’s common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Allegheny Energy, nor was it furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, February 10, 2010. Events occurring after February 10, 2010 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated as of February 10, 2010. Although each analysis was provided to the FirstEnergy board of directors, in connection with arriving at its opinion, Morgan Stanley considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Historical Trading and Exchange Ratio Analysis.  Morgan Stanley reviewed the ranges of closing prices of FirstEnergy common stock and Allegheny Energy common stock for various periods ending on February 8, 2010. Morgan Stanley noted that for the 52-week period ending February 8, 2010, the ranges of closing prices per share for FirstEnergy common stock and Allegheny Energy common stock were $35.26 to $53.63 and $20.32 to $35.03, respectively. Morgan Stanley also calculated the average trading ratio of the price of Allegheny Energy common stock to the price of FirstEnergy common stock over the following periods:

Period Ending	Average Historical
February 8, 2010	Trading Ratio

February 8, 2010	0.510	x
6 Months Prior	0.537	x
1 Year Prior	0.580	x
2 Years Prior	0.613	x
3 Years Prior	0.678	x

Morgan Stanley also calculated the high and low trading ratios to be 0.889x and 0.474x, respectively, over the three years ending February 8, 2010. Morgan Stanley noted that the merger exchange ratio of 0.667x resulted in implied consideration of $27.34 per share of Allegheny Energy common stock, based on the closing price of FirstEnergy common stock of $40.99 as of February 8, 2010.

Equity Research Analysts’ Price Targets.  Morgan Stanley reviewed the most recent equity research analysts’ per-share target prices for Allegheny Energy common stock and FirstEnergy common stock. These targets reflect each analyst’s estimate of the future public market trading price for Allegheny Energy common stock and FirstEnergy common stock. Target prices for Allegheny Energy common stock ranged from $22.00 to $37.00, compared with the implied offer value per share of $27.34 as of February 8, 2010. Target prices for FirstEnergy common stock ranged from $38.00 to $53.00, compared with the closing price of FirstEnergy common stock of $40.99 as of February 8, 2010.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Allegheny Energy common stock or FirstEnergy common stock and these estimates are subject to uncertainties, including the future financial performance of Allegheny Energy and FirstEnergy and future financial market conditions.

Comparable Public Companies Analysis.  Morgan Stanley reviewed and compared certain publicly available and internal financial information, ratios and publicly available market multiples relating to Allegheny Energy and FirstEnergy, respectively, to corresponding financial data for publicly-traded utility companies that shared characteristics with Allegheny Energy and FirstEnergy to derive an implied valuation range for each company.

The companies included in the FirstEnergy comparable companies analysis were:

•	Entergy Corporation;

•	Exelon Corporation;

•	FPL Group, Inc.; and

•	Public Service Enterprise Group Incorporated.

The companies included in the Allegheny Energy comparable companies analysis were:

•	Public Service Enterprise Group Incorporated;

•	PPL Corporation; and

•	Edison International.

Morgan Stanley then reviewed both publicly available and internal financial information for each of Allegheny Energy and FirstEnergy to compare financial information and multiples of market value of the companies included in the comparable companies analysis to the following metrics for Allegheny Energy and FirstEnergy:

•	stock price to 2010 estimated earnings per share (which is referred to herein as EPS); and

•	stock price to 2011 estimated EPS.

The multiples and ratios for Allegheny Energy, FirstEnergy and for each of the comparable companies were calculated using the closing price of each company’s common stock on February 8, 2010 and were based on the most recent publicly available information and I/B/E/S estimates for calendar years 2010 and 2011.

The following table reflects the results of this analysis, as compared to the multiples for Allegheny Energy and FirstEnergy based on median statistics of earnings for these companies obtained from I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors:

Price to EPS
	2010E	2011E

Representative range derived from Allegheny Energy comparables	9.25x — 11.0x	9.0x — 10.25x
Allegheny Energy multiples (I/B/E/S)	9.3x	8.2x
Representative range derived from FirstEnergy comparables	11.0x — 12.0x	10.0x — 11.0x
FirstEnergy multiples (I/B/E/S)	11.4x	10.0x

Applying a representative range of multiples derived from the comparable public companies analysis, Morgan Stanley calculated a range of implied equity values per share of Allegheny Energy common stock and FirstEnergy common stock with respect to the following metrics based on I/B/E/S estimates and projected financial results for each of Allegheny Energy and FirstEnergy, taking into account the different commodity curve forecasts of FirstEnergy and Allegheny Energy:

•	stock price to 2010 estimated EPS; and

•	stock price to 2011 estimated EPS.

Based on this analysis, Morgan Stanley derived a range of implied equity value per share of Allegheny Energy common stock of $20.81 to $26.14 and a range of implied equity value per share of FirstEnergy common stock of $39.38 to $44.88. Morgan Stanley noted that based on a closing price of FirstEnergy common stock of $40.99 as of February 8, 2010, the exchange ratio of 0.667x resulted in implied consideration of $27.34 per share of Allegheny Energy common stock.

No company utilized in the comparable public companies analysis is identical to Allegheny Energy or FirstEnergy. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Allegheny Energy and FirstEnergy and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Allegheny Energy and FirstEnergy, such as the impact of competition on Allegheny Energy or FirstEnergy and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Allegheny Energy or FirstEnergy or the industry or in the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using comparable company data.

Sum-of-the-Parts Discounted Cash Flow Analyses.  Given the different nature of the businesses in which Allegheny Energy and FirstEnergy participate, Morgan Stanley also analyzed each company as the sum of its constituent businesses, or as the “sum of the parts,” and performed a discounted cash flow analysis on each of its constituent businesses. A discounted cash flow analysis is designed to provide insight into the value of a company as a function of its future cash flows and terminal value. Morgan Stanley’s discounted cash flow analysis was based on:

•	subsidiary and consolidated financial projections provided by the management of Allegheny Energy for the period from January 1, 2010 through December 31, 2014 (also referred to in this joint proxy statement/prospectus as the Allegheny Energy forward-looking financial information); and

•	subsidiary and consolidated financial projections provided by the management of FirstEnergy for the period from January 1, 2010 through December 31, 2014 (also referred to in this joint proxy statement/prospectus as the FirstEnergy forward-looking financial information).

Unlevered free cash flows were calculated by tax-affecting earnings before interest and taxes and adding back the aggregate of depreciation and amortization, deferred taxes, and other noncash expenses less the sum of capital expenditures and investment in noncash working capital. The free cash flows and range of terminal values were then discounted to present values using a range of discount rates which were chosen by Morgan Stanley based upon an analysis of market discount rates applicable to comparable companies in the electric utility sector.

Allegheny Energy.  For the Allegheny Energy discounted cash flow analysis, Morgan Stanley performed discounted cash flow analysis on the following business units with the noted assumptions and considerations.

•	Regulated Utilities: For each of Allegheny Energy’s regulated utility subsidiaries, West Penn Power Company, The Potomac Edison Company and Monongahela Power Company, Morgan Stanley calculated a range of terminal values at the end of the projection period for each subsidiary by applying a multiple to each subsidiary’s projected 2014 earnings and then adding back the projected net debt (defined as total debt less securitized debt and cash) in 2014. For West Penn Power Company and The Potomac Edison Company, which are transmission and distribution businesses, the price to earnings multiple range used was 12.5x to 14.0x and the weighted average cost of capital was 5.5% to 6.5%. For Monongahela Power Company, which is a utility business with transmission, distribution and generation operations, the price to earnings multiple range used was 11.5x to 13.0x and the weighted average cost of capital was 5.5% to 6.5%.

•	Allegheny Energy Supply Company, LLC: For Allegheny Energy’s unregulated generation subsidiary, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a multiple of Aggregate Value (defined as equity value plus estimated non-convertible debt, minority interest, capital lease obligations and preferred stock less cash and cash equivalents)/EBITDA (defined as earnings before interest, tax, depreciation and amortization) to Allegheny Energy Supply Company LLC’s projected 2014 EBITDA. The Aggregate Value to EBITDA multiple range used was 6.5x to 7.5x and the weighted average cost of capital range was 8.0% to 8.5%.

•	Transmission: For Allegheny Energy’s transmission subsidiary, which holds Allegheny Energy’s investment in the PATH and TrAIL transmission projects, Morgan Stanley calculated a range of terminal values at the end of the projection period for each of PATH and TrAIL by applying a multiple to the projected 2014 earnings for each project and then adding back the projected net debt in 2014. The price to earnings multiple range used was 15.0x to 18.0x and the weighted average cost of capital was 6.0% to 7.0%.

•	Corporate: For unallocated corporate-level expenses and other items, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a perpetual growth rate to projected 2014 corporate free cash flow. The perpetual growth rate range used was 0.0% to 1.0% and the weighted average cost of capital was 7.0% to 8.0%.

From this analysis, Morgan Stanley calculated a range of equity values per share of Allegheny Energy common stock of $29.03 to $36.70 on the basis of Allegheny Energy’s forecast of relevant commodity curves. Applying FirstEnergy’s forecast of relevant commodity curves to Allegheny Energy’s projections yielded a range of equity values per share of Allegheny Energy common stock of $39.84 to $49.38. Morgan Stanley noted that the implied consideration to be paid for each share of Allegheny Energy common stock was $27.34 as of February 8, 2010.

FirstEnergy.  For the FirstEnergy discounted cash flow analysis, Morgan Stanley performed discounted cash flow analysis on the following business units with the noted assumptions and considerations.

•	Regulated Utilities: For each of FirstEnergy’s regulated utility subsidiaries, Ohio Edison Company, The Toledo Edison Company, The Cleveland Electric Illuminating Company, Jersey Central Power & Light Company, Pennsylvania Electric Company, Pennsylvania Power Company and Metropolitan Edison Company, each of which is a transmission and distribution business, Morgan Stanley calculated a range of terminal values at the end of the projection period for each subsidiary by applying a multiple to the projected 2014 earnings for each subsidiary and then adding back the projected net debt in 2014. The price to earnings multiple range used was 12.5x to 14.0x and the weighted average cost of capital ranged 5.0% to 8.0%, depending on the long-term capital structure of the utility.

•	American Transmission Systems, Incorporated: For FirstEnergy’s transmission subsidiary American Transmission Systems, Incorporated, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a multiple to the subsidiary’s projected 2014 earnings and then adding back the projected net debt in 2014. The price to earnings multiple range used was 15.0x to 18.0x and the weighted average cost of capital was 6.0% to 7.0%.

•	FirstEnergy Solutions Corp.: For FirstEnergy’s unregulated generation subsidiary, FirstEnergy Solutions Corp., Morgan Stanley calculated a range of terminal values at the end of the projection period by applying an Aggregate Value/EBITDA multiple to FirstEnergy

Solutions Corp.’s projected 2014 EBITDA. The Aggregate Value to EBITDA multiple range used was 7.0x to 8.0x and the weighted average cost of capital range was 8.0% to 9.0%.

•	Corporate: For unallocated corporate-level expenses and other items, Morgan Stanley calculated a range of terminal values at the end of the projection period by applying a perpetual growth rate to projected 2014 corporate free cash flow. The perpetual growth rate range used was 0.0% to 1.0% and the weighted average cost of capital was 7.0% to 8.0%.

From this analysis, Morgan Stanley calculated a range of equity values per share of FirstEnergy common stock of $47.02 to $60.81 on the basis of FirstEnergy’s forecast of relevant commodity curves. Applying Allegheny Energy’s forecast of relevant commodity curves to FirstEnergy’s projections yielded a range of equity values per share of FirstEnergy common stock of $39.19 to $51.64. Morgan Stanley noted that the closing price of FirstEnergy common stock on February 8, 2010 was $40.99.

The sum-of-the-parts discounted cash flow analyses do not imply the value at which the individual Allegheny Energy or FirstEnergy businesses could be sold. Morgan Stanley did not consider the effect of transaction costs, including taxes that could be payable, associated with a disposition of any of the Allegheny Energy or FirstEnergy businesses.

Sum-of-the-Parts Comparable Public Companies Analysis.  Morgan Stanley also used a comparable companies analysis as described earlier to analyze each of Allegheny Energy’s and FirstEnergy’s constituent businesses. Using management estimates, Morgan Stanley compared certain financial measures of selected comparable companies to those of the relevant businesses within Allegheny Energy and FirstEnergy. Morgan Stanley selected these comparable companies based upon its views as to the comparability of the financial and operating characteristics of these companies to the relevant Allegheny Energy and FirstEnergy businesses. Morgan Stanley calculated reference value ranges for the Allegheny Energy and FirstEnergy businesses by applying various multiples derived from these comparable companies to selected financial measures of the relevant Allegheny Energy and FirstEnergy businesses based on information provided by each company’s management. Based on this analysis, Morgan Stanley calculated per share values for Allegheny Energy common stock ranging from $25.14 to $32.34. Morgan Stanley noted that the implied consideration to be paid for each share of Allegheny Energy common stock was $27.34 as of February 8, 2010. In addition, based on this analysis, Morgan Stanley calculated per share values for FirstEnergy common stock ranging from $37.14 to $45.45 and noted that the closing price of FirstEnergy common stock on February 8, 2010 was $40.99.

Analysis of Selected Precedent Transactions.  Morgan Stanley also performed an analysis of selected precedent transactions, which attempted to provide an implied value for Allegheny Energy by comparing it to other companies involved in business combinations. Using publicly available information, Morgan Stanley considered two sets of announced or completed transactions:

•	United States mergers, referred to in this joint proxy statement/prospectus as “Large U.S. All-Stock Mergers,” announced since January 1990 involving 100% stock-for-stock exchanges with a transaction size of at least $1 billion; and

•	Utility sector corporate acquisition transactions since January 2005, referred to in this joint proxy statement/prospectus as “Utility Acquisitions.”

Morgan Stanley compared certain financial and market statistics of the two sets of selected precedent transactions. Based on an assessment of the Large U.S. All-Stock Mergers, Morgan Stanley applied a premium to unaffected market price ranging from 20% to 40%. Based on the analysis of the Large U.S. All-Stock Mergers, Morgan Stanley calculated a per-share price for

Allegheny Energy common stock ranging from $25.07 to $29.25. Based on an assessment of the Utility Acquisitions, Morgan Stanley applied a premium to unaffected market price ranging from 15% to 30% as well as a multiple to the I/B/E/S median estimate for Allegheny Energy’s 2010 earnings ranging from 15.0x — 18.5x. Based on the analysis of Utility Acquisitions, Morgan Stanley calculated a per-share price for Allegheny Energy common stock ranging from $24.02 to $41.63. Morgan Stanley noted that the implied consideration to be paid for each share of Allegheny Energy common stock was $27.34 as of February 8, 2010.

No transaction utilized as a comparison in the analysis of selected precedent transactions is identical to the merger in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Allegheny Energy and other factors that would affect the value of the companies to which it is being compared. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, global business, economic, market and financial conditions and other matters, many of which are beyond the control of Allegheny Energy, such as the impact of competition on Allegheny Energy and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Allegheny Energy or the industry or the financial markets in general. Mathematical analysis (such as determining the mean or median) is not, in itself, a meaningful method of using precedent transactions data.

Premium to 52-Week High.  Morgan Stanley applied a premium of 0% to 10% to the highest closing price of Allegheny Energy common stock during the 52-week period ending February 8, 2010, which was $35.03. Based on this analysis, Morgan Stanley calculated a per-share value of Allegheny Energy common stock ranging from $35.03 to $38.53. Morgan Stanley noted that the implied consideration to be paid for each share of Allegheny Energy common stock was $27.34 as of February 8, 2010.

Pro Forma Transaction Analysis.  Using financial projections provided by the managements of Allegheny Energy and FirstEnergy and publicly available I/B/E/S earnings estimates, Morgan Stanley reviewed the pro forma impact of the merger on FirstEnergy’s internal projections of EPS for the years 2011-2013, taking into account the different commodity curve forecasts of FirstEnergy and Allegheny Energy, and I/B/E/S median EPS estimates for the years 2011-2012. For purposes of this analysis, the transaction was viewed as pro forma for 2011 with respect to full-year consolidated financial statements.

Using each company’s forward-looking financial information as the basis of comparison, the pro forma impact on Reported Earnings Per Share (defined as earnings per share taking into account all projected merger-related adjustments, including certain purchase accounting adjustments and FirstEnergy’s estimates of expected synergies) was found to be accretive to earnings from 2011 to 2013 to FirstEnergy. Using I/B/E/S median EPS estimates as the basis of comparison, the pro forma impact on Reported Earnings Per Share was found to be accretive to earnings from 2011 to 2012 to FirstEnergy.

In connection with the review of the transaction by FirstEnergy’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley’s analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of FirstEnergy common stock or Allegheny Energy common stock.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of FirstEnergy or Allegheny Energy. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates. The analyses performed were performed solely as part of Morgan Stanley’s analysis of the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement and were conducted in connection with the delivery of Morgan Stanley’s opinion dated February 10, 2010 to the FirstEnergy board of directors. The analyses do not purport to be appraisals or to reflect the prices at which FirstEnergy common stock or Allegheny Energy common stock might actually trade. The exchange ratio under the merger agreement and other terms of the merger agreement were determined through arm’s length negotiations between FirstEnergy and Allegheny Energy and approved by the FirstEnergy board of directors. Morgan Stanley provided advice to FirstEnergy during these negotiations, but did not, however, recommend any specific exchange ratio or merger consideration to FirstEnergy, or that any specific exchange ratio or merger consideration constituted the only appropriate exchange ratio or merger consideration for the transaction. The opinion of Morgan Stanley was one of a number of factors taken into consideration by FirstEnergy’s board of directors in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement. Consequently, Morgan Stanley’s analyses described above should not be viewed as determinative of the opinion of FirstEnergy’s board of directors with respect to the value of FirstEnergy or Allegheny Energy, or the exchange ratio, or of whether the FirstEnergy board of directors would have been willing to agree to a different exchange ratio or merger consideration. See the section entitled “— Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger” beginning on page 62. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley, as part of its investment banking businesses, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. FirstEnergy selected Morgan Stanley as its financial advisor based upon the firm’s qualifications, experience and expertise and because it is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. In the ordinary course of its trading and brokerage activities, Morgan Stanley and its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for their own accounts or for the accounts of customers, in the equity or debt securities or senior loans of FirstEnergy or Allegheny Energy or any currency or commodity related to FirstEnergy or Allegheny Energy. Pursuant to the terms of its engagement, FirstEnergy has agreed to pay Morgan Stanley a fee of $35 million, a portion of which became payable upon announcement of the execution of the merger agreement, a portion of which is contingent upon FirstEnergy shareholder and Allegheny Energy stockholder approval and a portion of which is contingent upon completion of the merger. FirstEnergy has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, FirstEnergy has agreed to indemnify

Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for FirstEnergy and Allegheny Energy and have received fees for the rendering of these services. In addition, an affiliate of Morgan Stanley is a lender of $68 million in principal amount in connection with the $1 billion credit facility, dated as of September 24, 2009, of Allegheny Energy Supply Company, LLC and a lender of $10 million in principal amount in connection with the $350 million credit facility, dated as of January 25, 2010, of Trans-Allegheny Interstate Line Company, the borrower under each of which is a wholly owned subsidiary of Allegheny Energy. Morgan Stanley also may in the future seek to provide financial advisory or financing services to FirstEnergy and Allegheny Energy and may receive fees for such services.

Certain Unaudited Prospective Financial Information Utilized by the Allegheny Energy Board of Directors and Allegheny Energy’s Financial Advisor

Allegheny Energy Unaudited Prospective Financial Information

Allegheny Energy does not as a matter of course make public long-term projections as to future performance due to, among other reasons, the uncertainty, unpredictability and volatility of the underlying assumptions and estimates. However, Allegheny Energy is including in this joint proxy statement/prospectus unaudited prospective financial information prepared by Allegheny Energy management for the fiscal years 2010 through 2014, which we refer to as the Allegheny Energy Forecasts, that was used in connection with the evaluation of the merger by Allegheny Energy.

The Allegheny Energy Forecasts presented below were provided to the Allegheny Energy board and were furnished to and used by Allegheny Energy’s financial advisor, Goldman Sachs. Allegheny Energy also provided FirstEnergy and its financial advisor with the Allegheny Energy Forecasts, which were adjusted by FirstEnergy as discussed in “— Certain Unaudited Prospective Financial Information Utilized by the FirstEnergy Board of Directors and FirstEnergy’s Financial Advisor” beginning on page 75.

The inclusion of the Allegheny Energy Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Allegheny Energy or its board considered, or now considers, these forecasts to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read carefully “— Important Information About the Unaudited Prospective Financial Information” beginning on page 89.

The following table presents the Allegheny Energy Forecasts for the fiscal years ending 2010 through 2014, as used by the Allegheny Energy board for purposes of its consideration of the merger and by Goldman Sachs for purposes of its financial analyses regarding the merger:

Allegheny Energy Forecasts

	Projected Fiscal Year
	2010	2011	2012	2013	2014
	(dollars in millions, except per share amounts)

EBITDA	$1,377	$1,369	$1,317	$1,386	$1,653
EPS	$2.28	$2.52	$2.27	$2.49	$3.42

FirstEnergy Unaudited Prospective Financial Information

In connection with discussions concerning the merger, FirstEnergy provided to Allegheny Energy the FirstEnergy Forecasts, as discussed in “— Certain Unaudited Prospective Financial Information Utilized by the FirstEnergy Board of Directors and FirstEnergy’s Financial Advisor” beginning on page 75. The FirstEnergy Forecasts were based on assumptions regarding the future prices of certain commodities, which in some cases were different from the assumptions used by Allegheny Energy’s management in preparing the Allegheny Energy Forecasts, and certain other operational and commercial assumptions. As part of the evaluation of the merger, the FirstEnergy Forecasts were adjusted by Allegheny Energy management to reflect Allegheny Energy’s assumptions with respect to the future prices of power based on available market information as of year-end 2009 obtained from published broker quotes and Allegheny Energy’s view regarding certain other operational and commercial assumptions used in the FirstEnergy Forecasts, which adjusted assumptions Allegheny Energy management deemed appropriate for use in a base case. Accordingly, in its consideration of the merger, the Allegheny Energy board did not consider the FirstEnergy Forecasts prepared by FirstEnergy and instead relied upon the FirstEnergy Forecasts as adjusted by Allegheny Energy management, which we refer to as the Adjusted FirstEnergy Base Case Forecasts. Allegheny Energy management also provided Goldman Sachs with the Adjusted FirstEnergy Base Case Forecasts for purposes of its financial analyses.

The inclusion of the Adjusted FirstEnergy Base Case Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Allegheny Energy or its board considered, or now considers, these forecasts to be a reliable predictor of future results. You should not place undue reliance on the unaudited financial forecasts contained in this joint proxy statement/prospectus. Please read carefully “— Important Information About the Unaudited Prospective Financial Information” beginning on page 77.

The components of the Adjusted FirstEnergy Base Case Forecasts used by the Allegheny Energy board for purposes of its consideration of the merger and by Goldman Sachs for purposes of its financial analyses, are set forth below:

Adjusted FirstEnergy Base Case Forecasts

	Projected Fiscal Year
	2010	2011	2012	2013	2014
	(dollars in millions, except per share amounts)

EBITDA	$4,109	$3,891	$3,787	$3,709	$3,868
EPS	$3.71	$3.76	$3.62	$3.26	$3.44

Important Information about the Unaudited Prospective Financial Information

Allegheny Energy is electing to provide the unaudited prospective financial information discussed above in this joint proxy statement/prospectus to provide the shareholders of FirstEnergy and the stockholders of Allegheny Energy access to certain non-public unaudited prospective financial information that was made available to the FirstEnergy board, the Allegheny Energy board and FirstEnergy’s and Allegheny Energy’s financial advisors in connection with the merger. This financial information was considered by the Allegheny Energy board for purposes of evaluating the merger. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information in this joint proxy statement/prospectus should not be regarded as an indication that any of FirstEnergy, Allegheny Energy or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. None of FirstEnergy, Allegheny Energy or their respective affiliates assumes any responsibility for the accuracy of this information. The unaudited prospective financial information discussed above is not being included in this joint proxy statement/prospectus to influence FirstEnergy shareholders or Allegheny Energy stockholders to vote in favor of the proposals to be voted upon at the special meetings, but because it represents unaudited prospective financial information prepared by FirstEnergy and Allegheny Energy that was used for purposes of the financial analyses performed by FirstEnergy’s financial advisor and Allegheny Energy’s financial advisor. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus shall not be deemed an admission or representation by FirstEnergy or Allegheny Energy that such information is material.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of Allegheny Energy involving judgments with respect to, among other things, industry performance and competition, future business, economic, competitive, regulatory and financial market conditions, commodity prices (which are historically volatile) and matters specific to Allegheny Energy’s business, including future business decisions, that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 30 and 32, respectively, or otherwise incorporated by reference into this joint proxy statement/prospectus from Allegheny Energy’s and FirstEnergy’s previously filed Exchange Act reports, all of which are difficult to predict and many of which are beyond the control of Allegheny Energy and/or FirstEnergy. In addition, the unaudited prospective financial information discussed above reflects estimates and assumptions that were made as of the date the unaudited prospective financial information was prepared and which have not been updated since to reflect any changes in commodity prices or other assumptions. These estimates and assumptions do not reflect current conditions, and no assurances can be given that these estimates or assumptions will accurately reflect future conditions. As a result, there can be no guarantee that the unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The combination of the FirstEnergy and Allegheny Energy unaudited prospective financial information does not represent the results that the combined company will achieve if the merger is completed, nor does it represent unaudited prospective financial information for the combined company.

The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Allegheny Energy’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained in this joint proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the unaudited prospective financial information. The report of Allegheny Energy’s independent registered public accounting firm contained in Allegheny Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this joint proxy statement/prospectus, relates to Allegheny Energy’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Allegheny Energy has made no representation to FirstEnergy, in the merger agreement or otherwise, concerning this unaudited prospective financial information.

The above unaudited prospective financial information does not give effect to the merger. FirstEnergy shareholders and Allegheny Energy stockholders are urged to review Allegheny Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, and future SEC filings for a description of risk factors with respect to Allegheny Energy’s business, its reported results of operations, its financial condition and its capital resources. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 30 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by FirstEnergy, Allegheny Energy, or any other person to any shareholder of FirstEnergy or any stockholder of Allegheny Energy regarding the ultimate performance of Allegheny Energy compared to the information included in the above unaudited prospective financial information. The unaudited prospective financial information in this joint proxy statement/prospectus constitutes forward-looking statements and should not be regarded as an indication that such unaudited prospective financial information will be an accurate prediction of future events nor construed as financial guidance.

ALLEGHENY ENERGY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Allegheny Energy’s Financial Advisor

Allegheny Energy retained Goldman Sachs to provide it with financial advisory services and, at Allegheny Energy’s request, to render an opinion as to the fairness from a financial point of view of the consideration to be received in connection with the merger. At the meeting of the board of directors of Allegheny Energy on February 10, 2010, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, that, as of February 10, 2010 and based upon and subject to the assumptions, considerations, qualifications and limitations set forth therein, the exchange ratio of 0.667 of a share of FirstEnergy common stock to be paid for each share of Allegheny Energy common stock pursuant to the merger agreement was fair from a financial point of view to the holders of Allegheny Energy common stock (other than FirstEnergy and its affiliates).

The full text of the written opinion of Goldman Sachs, dated February 10, 2010, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex D and incorporated by reference into this section of the joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the board of directors of Allegheny Energy in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Allegheny Energy common stock should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Allegheny Energy and FirstEnergy for the five fiscal years ended on December 31, 2008;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Allegheny Energy and FirstEnergy;

•	certain publicly available research analyst reports for Allegheny Energy and FirstEnergy;

•	certain other communications from Allegheny Energy and FirstEnergy to their respective shareholders; and

•	certain internal financial analyses and forecasts for Allegheny Energy prepared by its management, which are referred to below as the Allegheny Energy Forecasts, and certain internal financial analyses and forecasts for FirstEnergy prepared by its management, as adjusted by the management of Allegheny Energy, which are referred to below as the Adjusted FirstEnergy Base Case Forecasts, in each case as approved for Goldman Sachs’ use by Allegheny Energy.

Goldman Sachs also held discussions with members of the senior managements of Allegheny Energy and FirstEnergy regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of Allegheny Energy and FirstEnergy. In addition, Goldman Sachs reviewed the reported price and trading activity for the Allegheny Energy common stock and for the FirstEnergy common stock, compared certain financial and stock market information for Allegheny Energy and FirstEnergy with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the utility industry and performed such other studies and analyses, and considered such other factors, as it considered appropriate. Allegheny Energy did not produce an estimate of potential synergies resulting from the merger. With the approval of Allegheny Energy, Goldman Sachs prepared its financial analyses on a pre-synergy basis.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman Sachs assumed that the Allegheny Energy Forecasts and the Adjusted FirstEnergy Base Case Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Allegheny Energy. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Allegheny Energy or FirstEnergy or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Allegheny Energy or FirstEnergy or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the merger will be obtained without any adverse effect on Allegheny Energy or FirstEnergy or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger will be completed on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs did not express any opinion as to the impact of the merger on the solvency or viability of Allegheny Energy or FirstEnergy or the ability of Allegheny Energy or FirstEnergy to pay their obligations when they come due. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of Allegheny Energy to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to Allegheny Energy. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than FirstEnergy and its affiliates) of Allegheny Energy common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion did not express any view on, and did not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Allegheny Energy. Goldman Sachs’ opinion did not express any view on, and did not address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Allegheny Energy or class of such persons in connection with the merger, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of FirstEnergy common stock will trade at any time. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Allegheny Energy in connection with rendering the opinion described above. The following summary does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 8, 2010 and is not necessarily indicative of current market conditions.

For purposes of performing certain of its financial analyses, Goldman Sachs calculated an exchange ratio of 0.510 shares of FirstEnergy common stock per share of Allegheny Energy common stock, which is referred to below as the “market exchange ratio,” by dividing the closing price of Allegheny Energy common stock of $20.89 on February 8, 2010 by the closing price of FirstEnergy common stock of $40.99 on February 8, 2010. Goldman Sachs also noted that the exchange ratio of 0.667 of a share of FirstEnergy common stock per share of Allegheny Energy common stock to be paid for each share of Allegheny Energy common stock pursuant to the merger agreement, which is referred to below as the “merger exchange ratio,” implied a price per share for Allegheny Energy common stock of $27.34 based on the closing prices of Allegheny Energy and FirstEnergy on February 8, 2010.

Historical Trading Analysis

Goldman Sachs calculated the premium implied by the merger exchange ratio based on the closing prices per share of Allegheny Energy common stock and FirstEnergy common stock on February 8, 2010 and on January 27, 2010, the trading day prior to the date FirstEnergy’s non-binding indicative proposal was received by Allegheny Energy, as well as the average premium implied by the merger exchange ratio based on the closing prices per share of Allegheny Energy common stock and FirstEnergy common stock during the period from January 27, 2010 to

February 8, 2010 and the 30 trading day period ended on February 8, 2010. This analysis showed the following implied premiums and average premiums:

Date or Period	Implied Premium

February 8, 2010	30.9%
January 27, 2010	38.7%
January 27, 2010 — February 8, 2010	36.8% (average)
30 trading day period ended February 8, 2010	34.8% (average)

Goldman Sachs analyzed premium information relating to selected transactions in the utilities industry announced since 2004 listed below:

•	The acquisition of Aquila, Inc. by Great Plains Energy Incorporated and Black Hills Corporation, announced on February 7, 2007;

•	The acquisition of Cinergy Corp. by Duke Energy Corporation, announced on May 9, 2005;

•	The acquisition of Constellation Energy Group Inc. by FPL Group, Inc., announced on December 19, 2005;

•	The acquisition of Constellation Energy Group, Inc. by MidAmerican Energy Holdings Company, announced on September 18, 2008;

•	The acquisition of Duquesne Light Holdings, Inc. by a consortium of investors led by Macquarie Infrastructure Partners, Inc. and Diversified Utility and Energy Trusts, announced on July 5, 2006;

•	The acquisition of Energy East Corp. by Iberdrola SA, announced on June 25, 2007;

•	The acquisition of KeySpan Corp. by National Grid plc, announced on February 27, 2006;

•	The acquisition of NorthWestern Corporation by Babcock & Brown Infrastructure Ltd., announced on April 25, 2006;

•	The acquisition of Peoples Energy Corporation by WPS Resources Corporation, announced on July 6, 2006;

•	The acquisition of Public Service Enterprise Group Incorporated by Exelon Corporation announced on December 20, 2004;

•	The acquisition of Puget Energy, Inc. by a consortium of investors led by Macquarie Infrastructure Partners, Inc., the Canada Pension Plan Investment Board and British Columbia Investment Management Corporation, announced on October 26, 2007; and

•	The acquisition of TXU Corp. by Kohlberg Kravis Roberts & Co. L.P. and Texas Pacific Group, Inc., announced on February 26, 2007.

For each of the selected transactions, Goldman Sachs reviewed the premium as of the date which was one day prior to the announcement date of the selected transaction and as of the date which was one week prior to the announcement date of the selected transaction. Goldman Sachs compared such premiums and found a median one-day transaction premium of 15.2% and a median one-week transaction premium of 18.8%.

Goldman Sachs, utilizing its professional judgment and experience, then selected an indicative range of premiums of the acquisition price over the closing price on the day prior to the announcement of the merger of 10.5% to 20.0%, reflecting the range of premiums in the all stock transactions included among the selected transactions listed above (the acquisition of Public Service

Enterprise Group Incorporated by Exelon Corporation, announced on December 20, 2004, the acquisition of Cinergy Corp. by Duke Energy Corporation, announced on May 9, 2005, the acquisition of Peoples Energy Corporation by WPS Resources Corporation, announced on July 6, 2006, and the acquisition of Constellation Energy Group Inc. by FPL Group, Inc., announced on December 19, 2005). Goldman Sachs then used these percentages to calculate a corresponding range of implied equity values per share of Allegheny Energy common stock, which was $23.00 to $25.00, based on the closing price of Allegheny Energy common stock on February 8, 2010 of $20.89. Goldman Sachs also calculated the exchange ratio implied by dividing each of the $23.00 low end and the $25.00 high end of the range of implied equity values of Allegheny Energy common stock by the $40.99 closing price of FirstEnergy common stock on February 8, 2010. This analysis indicated a range of implied exchange ratios of 0.561 to 0.610 of a share of FirstEnergy common stock per share of Allegheny Energy common stock.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for Allegheny Energy and FirstEnergy to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the utilities industry, which are collectively referred to below as the “Selected Companies”:

•	Constellation Energy Group, Inc.;

•	Edison International;

•	Entergy Corporation;

•	Exelon Corporation;

•	FPL Group, Inc.;

•	PPL Corporation; and

•	Public Service Enterprise Group Incorporated.

Although none of the selected companies is directly comparable to Allegheny Energy or FirstEnergy, the companies included were chosen because they are publicly traded companies in the utilities industry that for the purposes of this analysis Goldman Sachs considered to be similar to Allegheny Energy and FirstEnergy because they had a mix of both regulated utility operations and significant merchant power generation operations.

With respect to Allegheny Energy, FirstEnergy and the selected companies, Goldman Sachs calculated:

•	The enterprise value, referred to as EV, which is defined as the market value of common equity plus the book value of debt, plus minority interest, less cash, as a multiple of estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for calendar year 2011, which is referred to below as “2011E EV/EBITDA”;

•	The EV as a multiple of estimated EBITDA for calendar year 2012, which is referred to below as “2012E EV/EBITDA”;

•	The price per share as a multiple of estimated earnings per share, referred to as EPS, for calendar year 2011, which is referred to below as “2011E P/E”; and

•	The price per share as a multiple of estimated EPS for calendar year 2012, which is referred to below as “2012E P/E.”

The multiples and ratios for Allegheny Energy, FirstEnergy and for each of the other selected companies, were calculated using the closing price of each company’s common stock on February 8, 2010 and were based on the most recent publicly available information and I/B/E/S estimates for calendar years 2011 and 2012.

This analysis indicated the following indicative multiples:

	Range*	Median*	Allegheny Energy	FirstEnergy

2011E EV/EBITDA	4.1x — 7.3x	6.1x	5.7x	6.5x
2012E EV/EBITDA	4.1x — 7.0x	6.2x	5.7x	6.6x
2011E P/E	8.4x — 10.8x	9.7x	8.4x	10.0x
2012E P/E	9.0x — 12.2x	9.7x	9.4x	9.6x

*	Includes Allegheny Energy and FirstEnergy.

Based on this analysis, Goldman Sachs then selected certain reference ranges for each of the four categories of multiples listed in the table above utilizing its professional judgment and experience and taking into account the ranges and medians listed in the table above and applied those ranges to determine indicative ranges of implied equity values of Allegheny Energy common stock based on the Allegheny Energy Forecasts. Goldman Sachs also selected certain reference ranges for each of the four categories of multiples listed in the table above and applied those ranges to determine indicative ranges of implied equity values of FirstEnergy common stock based on the Adjusted FirstEnergy Base Case Forecasts. This analysis indicated the following indicative ranges of implied equity values of Allegheny Energy and FirstEnergy common stock:

	Allegheny Energy		FirstEnergy
		Implied Equity		Implied Equity
	Reference	Values of Allegheny	Reference	Values of
	Ranges of	Energy Common	Ranges of	FirstEnergy
	Multiples	Stock	Multiples	Common Stock

2011E EV/EBITDA	5.0x — 6.0x	$15.25 — $23.25	6.0x — 7.0x	$30.75 — $43.50
2012E EV/EBITDA	5.0x — 6.0x	$13.75 — $21.25	6.0x — 7.0x	$28.50 — $41.00
2011E P/E	8.0x — 9.0x	$20.25 — $22.75	9.5x — 10.5x	$35.75 — $39.50
2012E P/E	9.0x — 10.0x	$20.50 — $22.75	9.0x —10.0x	$32.50 — $36.25

Goldman Sachs then calculated the exchange ratio implied by dividing the $14.50 average of the low ends of the implied equity value of Allegheny Energy common stock specified in the table above based on 2011E EV/EBITDA and 2012E EV/EBITDA multiple ranges by the $42.25 average of the high ends of the implied equity value of FirstEnergy common stock specified in the table above based on 2011E EV/EBITDA and 2012E EV/EBITDA multiple ranges. Goldman Sachs also calculated the exchange ratio implied by dividing the $22.25 average of the high ends of the implied equity value of Allegheny Energy common stock specified in the table above based on 2011E EV/EBITDA and 2012E EV/EBITDA multiple ranges by the $29.62 average of the low ends of the implied equity value of FirstEnergy common stock specified in the table above based on 2011E EV/EBITDA and 2012E EV/EBITDA multiple ranges. This analysis indicated a range of implied exchange ratios of 0.343 to 0.751 shares of FirstEnergy common stock per share of Allegheny Energy common stock.

Goldman Sachs also calculated the exchange ratio implied by dividing the $20.38 average of the low ends of the implied equity value of Allegheny Energy common stock specified in the table above based on 2011E P/E and 2012E P/E multiple ranges by the $37.88 average of the high ends of the implied equity value of FirstEnergy common stock specified in the table above based on

2011E P/E and 2012E P/E multiple ranges. Goldman Sachs also calculated the exchange ratio implied by dividing the $22.75 average of the high ends of the implied equity value of Allegheny Energy common stock specified in the table above based on 2011E P/E and 2012E P/E multiple ranges by the $34.13 average of the low ends of the implied equity value of FirstEnergy common stock specified in the table above based on 2011E P/E and 2012E P/E multiple ranges. This analysis indicated a range of implied exchange ratios of 0.538 to 0.667 of a share of FirstEnergy common stock per share of Allegheny Energy common stock.

Illustrative Discounted Cash Flow Analyses

Goldman Sachs performed a discounted cash flow, referred to as DCF, analysis to determine a range of illustrative implied present values of Allegheny Energy common stock based on projected unlevered free cash flows for Allegheny Energy on a stand-alone basis for the years ending on December 31, 2010 through 2014, using the Allegheny Energy Forecasts. For the purposes of this analysis, and several other analyses described below, Goldman Sachs took into consideration two possible scenarios. Under the first scenario, referred to as the Base Case, federal and/or state regulations of emissions of carbon dioxide, referred to below as carbon legislation, would not be adopted. Under the second scenario, referred to as the Carbon Legislation Case, carbon legislation would be adopted and become effective beginning in 2013 and would have the financial impact estimated by Allegheny Energy management based on certain assumptions, including with respect to the estimated cost of carbon. Goldman Sachs calculated Allegheny Energy’s terminal EV on December 31, 2014 by applying a range of EV/EBITDA terminal multiples to estimated 2014 EBITDA of Allegheny Energy. Goldman Sachs selected EV/EBITDA terminal multiples ranging from 5.0x to 6.0x in order to calculate the terminal value based upon several factors, including an analysis of the EV/EBITDA multiples of the Selected Companies. The results of the terminal EV calculation were then discounted to the present value by using an illustrative range of discount rates from 7.0% to 8.0%, and the implied terminal equity value of Allegheny Energy was then calculated by subtracting the year end 2009 net debt (which Goldman Sachs calculated for the purposes of this analysis as total debt less $527 million securitized debt less cash). The ranges of discount rates used by Goldman Sachs in this analysis were derived by Goldman Sachs utilizing a weighted average cost of capital “WACC” analysis, based on the capital asset pricing model and taking into account certain financial metrics for the United States equity markets generally and Allegheny Energy specifically, including the equity risk premium of 6.47% and risk-free rate of 4.58% consistent with the Ibbotson Associates long term equity premium analysis for the period 1926-2009, and a beta for Allegheny Energy of 1.06. Goldman Sachs then calculated the implied present value per share of Allegheny Energy common stock by adding the present value of the five years of projected unlevered free cash flows ending on December 31, 2014 to the present value of Allegheny Energy’s terminal equity value. This analysis resulted in a range of implied present values of approximately $13.50 to $22.25 per share of Allegheny Energy common stock in the Base Case and a range of implied present values of approximately $12.00 to $20.50 per share of Allegheny Energy common stock in the Carbon Legislation Case.

Goldman Sachs performed a DCF analysis to determine a range of illustrative implied present values of FirstEnergy common stock based on projected unlevered free cash flows for FirstEnergy on a stand-alone basis for the years ending on December 31, 2010 through 2014, using the Adjusted FirstEnergy Base Case Forecasts. Goldman Sachs calculated FirstEnergy’s terminal EV on December 31, 2014 by applying a range of EV/EBITDA terminal multiples to estimated 2014 EBITDA of FirstEnergy. Goldman Sachs selected EV/EBITDA terminal multiples ranging from 6.0x to 7.0x in order to calculate the terminal value based upon several factors, including an analysis of the EV/EBITDA multiples of the Selected Companies. The results of the terminal EV calculation were then discounted to the present value by using a range of discount rates from 6.5% to 7.5%, and the implied terminal equity value of FirstEnergy was then calculated by subtracting the year end 2009 net debt (which Goldman Sachs calculated for the purposes of this analysis as total debt less cash). The ranges of discount rates used by Goldman Sachs in this analysis were derived by Goldman Sachs utilizing a WACC analysis, based on the capital asset pricing model and taking into account certain financial metrics for the United States equity markets generally and FirstEnergy specifically, including the equity risk premium of 6.47% and risk-free rate of 4.58% consistent with the Ibbotson Associates long term equity premium analysis for the period 1926-2009, and a beta for FirstEnergy of 0.96. Goldman Sachs then calculated the implied present value per share of FirstEnergy common stock by adding the present value of the five years of projected unlevered free cash flows ending on December 31, 2014 to the present value of FirstEnergy’s terminal equity value. This analysis resulted in a range of implied present values of approximately $24.50 to $37.00 per share of FirstEnergy common stock in the Base Case and a range of implied present values of approximately $32.25 to $44.75 per share of FirstEnergy common stock in the Carbon Legislation Case.

Goldman Sachs also calculated the exchange ratio implied by dividing the low end of approximately $13.50 (Base Case) and $12.00 (Carbon Legislation Case), respectively, of the implied value of Allegheny Energy common stock indicated by the DCF analysis by the high end of approximately $37.00 (Base Case) and $44.75 (Carbon Legislation Case), respectively, of the implied value of FirstEnergy common stock indicated by the DCF analysis. Goldman Sachs also calculated the exchange ratio implied by dividing the high end of approximately $22.25 (Base Case) and $20.50 (Carbon Legislation Case), respectively, of the implied value of Allegheny Energy common stock indicated by the DCF analysis by the low end of approximately $24.50 (Base Case) and $32.25 (Carbon Legislation Case), respectively, of the implied value of FirstEnergy common stock indicated by the DCF analysis. This analysis indicated a range of implied exchange ratios of 0.365 to 0.908 in the Base Case and of 0.268 to 0.636 in the Carbon Legislation Case.

Goldman Sachs also performed a DCF analysis to determine a range of illustrative implied present values per share of the combined company’s common stock, based on projected pro forma unlevered free cash flows for the combined company for the years ending on December 31, 2010 through 2014, using the Allegheny Energy Forecasts and the Adjusted FirstEnergy Base Case Forecasts. Goldman Sachs calculated the present value of the projected pro forma unlevered free cash flows for the years ending on December 31, 2010 through 2014 by using a range of discount rates from 6.0% to 8.0%, reflecting estimates of the WACC for the combined company. Goldman Sachs then calculated the present value of the combined company’s terminal EV on December 31, 2014 by applying a range of EV/EBITDA multiples of 5.5x to 7.5x to estimated 2014 EBITDA. The results of the terminal EV calculation were then discounted to the present value by using a range of discount rates from 6.0% to 8.0%, reflecting estimates of the WACC for the combined company, and the implied terminal equity value of the combined company was then calculated by subtracting the year end 2009 net debt of Allegheny Energy (which Goldman Sachs calculated for the purposes of this analysis as total debt less $527 million securitized debt less cash) and the year end 2009 net debt of FirstEnergy (which Goldman Sachs calculated for the purposes of this analysis as total debt less cash). Goldman Sachs then calculated the implied present value of the combined company’s common stock by adding the present value of the five years of projected unlevered free cash flows ending on December 31, 2014 to the present value of the combined company’s terminal equity value. The resulting implied present values of the combined company’s common stock were then multiplied by the merger exchange ratio to arrive at a range of implied present values of Allegheny Energy common stock. This analysis resulted in a range of implied present values of approximately $15.66 to $32.71 per share of Allegheny Energy common stock in the Base Case and a range of implied present values of approximately $18.98 to $36.02 per share of Allegheny Energy common stock in the Carbon Legislation Case.

Illustrative Sum-of-the-Parts Analysis

Goldman Sachs performed an illustrative sum-of-the-parts analysis to determine a range of implied equity values of Allegheny Energy common stock, which was based on a hypothetical separate valuation of Allegheny Energy’s Electric Utilities, Transmission and Supply business segments and Corporate (Other). Utilizing its professional judgment and experience, Goldman Sachs applied (i) a range of multiples of 11.5x to 13.0x to the estimated 2010 net income of the Electric Utilities business segment, which range of multiples was determined based upon several factors, including an analysis of net income multiples of selected companies which exhibited similar business characteristics to Allegheny Energy’s Electric Utilities business segment, including with respect to engaging primarily in the regulated utilities business, without any significant unregulated business activities, (ii) a range of multiples of 13.0x to 15.0x to the estimated 2014 net income of the Transmission business segment discounted to present value using an illustrative 10% discount rate (reflecting an estimate of the cost of equity for Allegheny Energy’s Transmission business segment), which range of multiples was determined based upon several factors, including an analysis of net income multiples of selected companies which exhibited similar business characteristics to Allegheny Energy’s Transmission business segment, (iii) and a range of multiples of 6.0x to 7.5x to the estimated 2012 EBITDA of the Supply business segment, which range of multiples was determined based upon several factors, including an analysis of EBITDA multiples of selected companies which exhibited similar business characteristics to Allegheny Energy’s Supply business segment, including with respect to engaging purely in the merchant power generation business, and (iv) a range of multiples of 10.0x to 13.0x to the estimated 2010 net income for Corporate (Other). The estimated financial data used in the analysis was based on the Allegheny Energy Forecasts and publicly available information. For purposes of performing this analysis, for each of Allegheny Energy’s business segments, Goldman Sachs used such business segment’s estimated net income or EBITDA provided in the Allegheny Energy Forecasts, as applicable, during a specified year. Goldman Sachs selected each such year based on Goldman Sachs’ professional judgment and experience taking into consideration, among other things, specific circumstances of each business segment. The sum-of-the-parts analysis indicated the following ranges of approximate implied equity values of Allegheny Energy common stock:

Implied Equity
Values of
Allegheny Energy
Common Stock

Base Case	$21.50 - $28.00
Carbon Legislation Case	$19.75 - $26.25

Goldman Sachs also performed an illustrative sum-of-the-parts analysis to determine a range of implied equity values per share of FirstEnergy common stock, which was based on a hypothetical separate valuation of FirstEnergy’s Electric Utilities, Transmission and FirstEnergy Solutions Corp. business segments and Corporate (Other). Utilizing its professional judgment and experience, Goldman Sachs applied (i) a range of multiples of 12.5x to 13.5x to the estimated 2010 net income of the Electric Utilities business segment, which range of multiples was determined based upon several factors, including an analysis of net income multiples of selected companies which exhibited similar business characteristics to FirstEnergy’s Electric Utilities business segment, including with respect to engaging primarily in the regulated utilities business, without any significant unregulated business activities, (ii) a range of multiples of 13.0x to 14.0x to the estimated 2010 net income of the Transmission business segment, which range of multiples was determined based upon several factors, including an analysis of net income multiples of selected companies which exhibited similar business characteristics to FirstEnergy’s Transmission business segment, (iii) a range of multiples of 7.0x to 9.0x to the estimated 2011 EBITDA of the FirstEnergy Solutions Corp. business segment, which range of multiples was determined based upon several factors, including an analysis of EBITDA multiples of selected companies which exhibited similar business characteristics to the FirstEnergy Solutions Corp. business segment, including with respect to engaging purely in the merchant power generation business, and (iv) a range of multiples of 10.0x to 12.0x to the estimated 2010 net income for Corporate (Other). The estimated financial data used in the analysis was based on the Adjusted FirstEnergy Base Case Forecasts and publicly available information. For purposes of performing this analysis, for each of FirstEnergy’s business segments, Goldman Sachs used such business segment’s estimated net income or EBITDA provided in the Adjusted FirstEnergy Base Case Forecasts, as applicable, during a specified year. Goldman Sachs selected each such year based on Goldman Sachs’ professional judgment and experience taking into consideration, among other things, specific circumstances of each business segment. The sum-of-the-parts analysis indicated the following ranges of approximate implied equity values of FirstEnergy common stock:

Implied Equity
Values of
FirstEnergy
Common Stock

Base Case	$35.00 - $44.00
Carbon Legislation Case	$42.75 - $51.75

Goldman Sachs then calculated, for the Base Case, the exchange ratio implied by dividing the low end of approximately $21.50 of the implied equity value of Allegheny Energy common stock by the high end of approximately $44.00 of the implied equity value of FirstEnergy common stock, and the exchange ratio implied by dividing the high end of approximately $28.00 of the implied equity value of Allegheny Energy common stock by the low end of approximately $35.00 of the implied equity value of FirstEnergy common stock. This analysis indicated a range of implied exchange ratios of 0.489 to 0.800. Goldman Sachs also calculated, for the Carbon Legislation Case, the exchange ratio implied by dividing the low end of approximately $19.75 of the implied equity value of Allegheny Energy common stock by the high end of approximately $51.75 of the implied equity value of FirstEnergy common stock, and the exchange ratio implied by dividing the high end of approximately $26.25 of the implied equity value of Allegheny Energy common stock by the low end of approximately $42.75 of the implied equity value of FirstEnergy common stock. This analysis indicated a range of implied exchange ratios of 0.382 to 0.614 shares of FirstEnergy common stock per share of Allegheny Energy common stock.

Contribution Analysis

Goldman Sachs examined the implied contribution of each of Allegheny Energy and FirstEnergy to the combined company’s pro forma EBITDA and net income for the years 2011 through 2014, based on estimated EBITDA and net income for each company on a stand-alone basis for the years 2011 through 2014 derived from the Allegheny Energy Forecasts, the Adjusted FirstEnergy Base Case Forecasts and publicly available information, and excluding any potential synergies resulting from the merger. This analysis indicated that the implied contribution of Allegheny Energy to the combined company ranged from approximately 25% to approximately 37%, with the median being approximately 27%. Goldman Sachs also derived an implied range of exchange ratios from approximately 0.604 to approximately 1.072. The results of this analysis are presented in tabular format below:

	FirstEnergy	Allegheny Energy
	Contribution	Contribution	Implied
	(percentage)	(percentage)	Exchange Ratio

EBITDA 2011E	75%	25%	0.611
EBITDA 2012E	75%	25%	0.604
EBITDA 2013E	73%	27%	0.649
EBITDA 2014E	71%	29%	0.742
Net income 2011E	73%	27%	0.673
Net income 2012E	73%	27%	0.650
Net income 2013E	69%	31%	0.817
Net income 2014E	63%	37%	1.072

As part of this analysis, Goldman Sachs also calculated a median implied exchange ratio of approximately 0.659 shares of FirstEnergy common stock per share of Allegheny Energy common stock derived by using the median implied contribution of Allegheny Energy to the combined company and the median implied contribution of FirstEnergy to the combined company based on the above analysis.

Pro Forma Analysis

Goldman Sachs prepared an illustrative pro forma analysis of the potential financial impact of the merger, excluding any potential synergies resulting from the merger, on FirstEnergy’s estimated EPS for years 2010 through 2014 using the Allegheny Energy Forecasts and the Adjusted FirstEnergy Base Case Forecasts. For each of the years 2010 through 2014, Goldman Sachs compared the estimated EPS of FirstEnergy common stock on a stand-alone basis to the estimated EPS of the FirstEnergy common stock on a pro forma basis following the merger. Based on this analysis, and excluding any potential synergies resulting from the merger, the proposed merger would be dilutive to FirstEnergy in years 2010 through 2012 and accretive in years 2013 and 2014.

In addition, based on the current annual dividend paid on the Allegheny Energy common stock of $0.60 per share and the current annual dividend paid on the FirstEnergy common stock of $2.20 per share, Goldman Sachs calculated that, based on the 0.667 merger exchange ratio, Allegheny Energy stockholders would receive a pro forma annual dividend of approximately $1.47 per share following the merger, representing a 145% increase compared to the current annual dividend paid on the Allegheny Energy common stock of $0.60 per share.

Sensitivity Analysis

Goldman Sachs reviewed the potential impact of four hypothetical scenarios (each of which was based on Allegheny Energy management estimates and assumptions) on the projected value of Allegheny Energy common stock on a stand-alone basis (which is referred to as the Allegheny Energy stand-alone sensitivity value) as compared to the potential impact of the same hypothetical scenarios on a projected pro forma value of 0.667 of a share of FirstEnergy common stock following the merger, excluding any potential synergies resulting from the merger (which is referred to as the Allegheny Energy pro forma sensitivity value), in each case, using the Allegheny Energy Forecasts and the Adjusted FirstEnergy Base Case Forecasts. The first scenario was an increase in market power prices of $10/MWH. The second scenario was the Carbon Legislation Case. The third scenario was the adoption by the Environmental Protection Agency, which is referred to as the EPA, of more stringent regulations than those currently in effect and the corresponding costs of compliance estimated by Allegheny Energy management. The fourth scenario analyzed the potential combined financial impact of the second and third scenarios. For each scenario, Goldman Sachs calculated the Allegheny Energy stand-alone sensitivity value, which ranged from approximately $13.50 to approximately $31.50, and the Allegheny Energy pro forma sensitivity value, which ranged from approximately $20.00 to approximately $33.00. Goldman Sachs then noted that, for each scenario, the Allegheny Energy pro forma sensitivity value was higher than the Allegheny Energy stand-alone sensitivity value.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Allegheny Energy or FirstEnergy or the contemplated merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of Allegheny Energy as to the fairness from a financial point of view to the holders of Allegheny Energy common stock (other than FirstEnergy and its affiliates) of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Allegheny Energy, FirstEnergy, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s length negotiations between Allegheny Energy and FirstEnergy and was approved by the board of directors of Allegheny Energy. Goldman Sachs provided advice to Allegheny Energy during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Allegheny Energy or its board of directors or indicate that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

As described above, Goldman Sachs’ opinion to the board of directors of Allegheny Energy was one of many factors taken into consideration by the board of directors of Allegheny Energy in making its determination to engage in the merger and approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D and incorporated by reference to this section of the joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Allegheny Energy, FirstEnergy and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Allegheny Energy in connection with, and participated in certain of the negotiations leading to, the merger. In addition, Goldman Sachs has provided certain investment banking and other financial services to Allegheny Energy and its affiliates from time to time, including having acted as senior co-manager with respect to a public offering of fixed rate debt (aggregate principal amount of $215,000,000) in October 2007, as senior co-manager with respect to a public offering of fixed rate debt (aggregate principal amount of $235,000,000) in June 2009, as joint-bookrunner with respect to a public offering of Allegheny Energy’s 6.75% Senior Unsecured Notes due September 2039 (aggregate principal amount of $250,000,000) in September 2009, and as joint-bookrunner with respect to an offering of Allegheny Energy’s 5.75% Senior Unsecured Notes due September 2019 (aggregate principal amount of $350,000,000) in September 2009. During the two-year period ending February 10, 2010, the date on which Goldman Sachs rendered its fairness opinion, the Investment Banking Division of Goldman Sachs received aggregate compensation from Allegheny Energy for investment banking services unrelated to the merger of approximately $1 million. Goldman Sachs also has provided certain investment banking and other financial services to FirstEnergy and its affiliates from time to time, including having acted as joint-lead bookrunner with respect to an offering of FirstEnergy’s 7.70% Senior Unsecured Notes due January 2019 (aggregate principal amount of $300,000,000) in January 2009, as joint-bookrunner with respect to a public offering of FirstEnergy’s 5.50% First Mortgage Bonds due August 2024 (aggregate principal amount of $300,000,000) in August 2009, as joint-bookrunner with respect to an offering of FirstEnergy’s 5.25% Senior Unsecured Notes due January 2022 (aggregate principal amount of $400,000,000) in December 2009, and as a counterparty with respect to various derivative transactions entered into by FirstEnergy from 2007 to 2009. Goldman Sachs also may provide investment banking and other financial services to Allegheny Energy, FirstEnergy and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

The board of Allegheny Energy selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated January 19, 2010, Allegheny Energy engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of that engagement letter, Allegheny Energy has agreed to pay Goldman Sachs a fee of $23 million, of which $7 million became payable upon execution of the definitive merger agreement on February 10, 2010, $8 million is contingent upon approval of the merger by holders of the requisite majority of Allegheny Energy common stock and $8 million is contingent upon completion of the merger. In addition, Allegheny Energy has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Additional Interests of the FirstEnergy Directors and Executive Officers in the Merger

In considering the recommendation of the FirstEnergy board with respect to the merger, FirstEnergy shareholders should be aware that the executive officers and directors of FirstEnergy have certain interests in the merger that may be different from, or in addition to, the interests of FirstEnergy shareholders generally. The FirstEnergy board was aware of these interests and considered them, among other matters, in evaluating, negotiating and approving the merger agreement and making its recommendation that the FirstEnergy shareholders approve the share issuance and adopt the charter amendment. These interests are described below.

Continuing Positions with FirstEnergy

Under the terms of the merger agreement, all of the directors of FirstEnergy immediately before the merger will continue to serve as directors of FirstEnergy after completion of the merger. Additionally, it is expected that each of the executive officers of FirstEnergy before the merger will, after the completion of the merger, continue to serve as executive officers of FirstEnergy holding the same or similar offices as they held with FirstEnergy immediately before the merger.

Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger

In considering the recommendation of the Allegheny Energy board with respect to the merger, Allegheny Energy stockholders should be aware that the executive officers and directors of Allegheny Energy have certain interests in the merger that may be different from, or in addition to, the interests of Allegheny Energy stockholders generally. The Allegheny Energy board was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger and making its recommendation that the Allegheny Energy stockholders approve the merger agreement and the merger. These interests are described below.

Continued FirstEnergy Board Service

The parties have agreed that two members of the Allegheny Energy board will be added to the FirstEnergy board effective upon completion of the merger.           and           have been designated to become members of the FirstEnergy board. The other directors of Allegheny Energy will no longer serve as directors of Allegheny Energy (and will not serve as directors of FirstEnergy) effective upon completion of the merger and will become eligible to receive any vested benefits, including if applicable any deferrals under Allegheny Energy’s non-employee director deferred compensation plan.

Allegheny Energy’s non-employee directors are compensated through (1) quarterly stock awards, (2) an annual cash retainer, including additional cash retainers for serving as the presiding director and for serving on committees and as the chair of a committee, and (3) fees for board and committee meetings attended. FirstEnergy’s non-employee directors are compensated through a combination of annual cash and equity-based retainers, including cash retainers for: (a) board and committee meetings attended, company office or facility visits, industry meetings or trainings attended upon request; (b) serving as chairperson on the corporate governance committee, the compensation committee, the finance committee, the nuclear committee or the audit committee, (c) serving as a member of the audit committee, and (d) serving as the non-executive chairman of the board of directors. Since the compensation amounts for non-employee directors of Allegheny Energy and FirstEnergy are different, the aggregate annual compensation of           and           for serving as directors of FirstEnergy may be higher or lower than their Allegheny Energy director compensation.

Treatment of Stock Options and Other Equity Awards

Under the Allegheny Energy stock plans, upon approval of the merger agreement and the merger by the Allegheny Energy stockholders, the following treatment will apply to stock awards (other than grants of restricted or unrestricted Allegheny Energy common stock to members of the Allegheny Energy board of directors) that were granted before the execution of the merger agreement and that remain outstanding upon stockholder approval of the merger agreement and the merger:

•	options to purchase Allegheny Energy common stock will become fully vested and exercisable, and any options that are not exercised before completion of the merger will automatically convert upon completion of the merger (as described in greater detail below) into an option to acquire FirstEnergy common stock on a basis intended to preserve the intrinsic value of the option and otherwise on the terms and conditions applicable under the option;

•	restricted Allegheny Energy common stock (other than that held by Allegheny Energy directors) will vest in full; and

•	performance awards will be deemed earned at the target performance level and will be settled in shares of Allegheny Energy common stock not more than 30 days following stockholder approval of the merger agreement and the merger.

The following table sets forth, as of June 1, 2010, (1) the number of stock options held by each Allegheny Energy executive officer whose vesting will accelerate upon stockholder approval of the merger agreement and the merger and their weighted average exercise price, (2) the number of restricted shares whose restrictions will lapse upon stockholder approval of the merger agreement and the merger, and (3) the number of performance shares whose payment will be accelerated upon stockholder approval of the merger agreement and the merger. The Allegheny Energy directors hold no such awards. The table also sets forth the value of those awards assuming a value of $19.63 per share of Allegheny Energy’s common stock (its closing price per share on the NYSE on June 1, 2010). The value of such awards could change depending on the per share value of Allegheny Energy common stock at the time of stockholder approval of the merger agreement.

		Weighted			Value of		Value of
		Average	Value of		Restricted		Performance
	Number of	Exercise Price	Options at		Shares at		Shares at
	Shares Subject	Per Option	Assumed	Number of	Assumed	Number of	Assumed
	to Unvested	Share	Share Value	Restricted	Share Value	Performance	Share Value	Total
Name	Options	($)	($)	Shares	($)	Shares	($)	($)

Paul J. Evanson	477,182	29.230	0	0	0	244,872	4,806,837	4,806,837
Curtis H. Davis	29,539	28.671	0	0	0	15,160	297,591	297,591
Rodney L. Dickens	17,953	26.100	0	0	0	4,710	92,457	92,457
Edward Dudzinski	21,035	28.622	0	0	0	10,602	208,117	208,117
David M. Feinberg	29,539	29.229	0	11,900	233,597	15,160	297,591	531,188
Eric S. Gleason	75,039	38.741	0	0	0	15,160	297,591	297,591
Kirk R. Oliver	41,519	24.091	0	0	0	18,090	355,107	355,107
William F. Wahl, III	9,997	29.116	0	0	0	5,115	100,407	100,407

Restricted Allegheny Energy common stock granted to Allegheny Energy directors before execution of the merger agreement will vest in full upon completion of the merger. The following table sets forth the number of restricted shares held by directors, as of June 1, 2010, that will vest upon completion of the merger. The table also sets forth the value of those awards assuming a value of $19.63 per share of Allegheny Energy’s common stock (its closing price per share on the NYSE on June 1, 2010). The value of such awards could change depending on the per share value of Allegheny Energy common stock.

		Value of Restricted
	Number of	Shares at Assumed
	Restricted	Share Value
Name	Shares	($)

H. Furlong Baldwin	0	0
Eleanor Baum	1,000	19,630
Cyrus F. Freidheim, Jr.	0	0
Julia L. Johnson	0	0
Ted J. Kleisner	0	0
Christopher D. Pappas	0	0
Steven H. Rice	1,294	25,401
Gunnar E. Sarsten	1,000	19,630
Michael H. Sutton	0	0

Stock awards (other than the ordinary course quarterly grants of unrestricted stock to directors) granted after execution of the merger agreement will not vest upon either stockholder approval of the merger agreement or completion of the merger. However, any performance awards granted after execution of the merger agreement will be deemed earned at the target performance level for the year in which the merger is completed and all subsequent years (e.g., if the closing occurs in 2011, actual performance will be applied in respect of 2010 and target performance will be assumed for 2011 and 2012), and the resulting number of performance shares will be treated as restricted Allegheny Energy common stock units whose payment at the end of the three-year performance cycle is generally subject to continued employment during that period (subject to earlier vesting upon retirement, disability or death in accordance with Allegheny Energy’s historical performance share grant practices). Upon completion of the merger, each such restricted stock unit will be redenominated in FirstEnergy shares in proportion to the exchange ratio of 0.667.

Any options to purchase shares of Allegheny Energy common stock that are outstanding upon completion of the merger (including those whose vesting was accelerated as described above) will be assumed by FirstEnergy on the same terms and conditions as applied to the assumed stock option immediately prior to the merger except that the option will cover shares of FirstEnergy common stock in a manner that is intended to preserve, as of the completion of the merger, the intrinsic value of the Allegheny Energy option immediately before completion of the merger (such that the number of FirstEnergy shares covered by the option will equal the number of Allegheny Energy shares subject to the assumed option immediately prior to the merger multiplied by the exchange ratio, rounded down to the nearest whole share, and the exercise price per share will equal the exercise price under the assumed option immediately prior to the merger divided by the exchange ratio, rounded up to the nearest whole cent).

If the holder of a stock option or performance share terminates his or her employment for good reason or is terminated without cause following completion of the merger (or, for Allegheny Energy executive officers other than Mr. Evanson, before the merger if the circumstances of the termination are attributable to FirstEnergy), then any performance awards will vest in full and (to the extent not yet then already fully vested) any options will vest in full as well. Regardless of when vested, options will remain exercisable for their full term (in the case of Mr. Evanson) and for three years or 90 days following termination of employment for other executive officers (depending on whether they are retirement eligible upon termination).

No Allegheny Energy stock options have been granted since execution of the merger agreement. The following table shows, for each executive officer, the target number of Allegheny Energy performance shares granted since the execution of the merger agreement:

Number of
Performance
Name	Shares

Paul J. Evanson	359,436
Curtis H. Davis	22,808
Rodney L. Dickens	20,861
Edward Dudzinski	16,648
David M. Feinberg	22,808
Eric S. Gleason	22,808
Kirk R. Oliver	33,698
William F. Wahl, III	7,863

Severance Arrangements

Each of the Allegheny Energy executive officers other than Mr. Evanson participates in Allegheny Energy’s Executive Change in Control Severance Plan, which provides for certain severance benefits upon a qualifying termination of employment (a “good reason resignation” by the executive or an involuntary termination without “cause,” as those terms are defined in the plan) within 24 months following completion of the merger (or before the merger if the circumstances of the termination are attributable to FirstEnergy). Likewise, pursuant to his employment agreement, Mr. Evanson is entitled to certain severance benefits if he terminates his employment following completion of the merger for “good reason” (including without limitation his failure to become chief executive officer or chairman of the combined company) or his employment is involuntarily terminated without “cause,” as those terms are defined in the employment agreement.

These severance benefits are described in more detail below. Pursuant to the Executive Change in Control Severance Plan and Mr. Evanson’s employment agreement, respectively, each of the executives is prohibited for one year following termination of employment for any reason from competing against Allegheny Energy or its successors in certain respects and for two years following termination for any reason from soliciting Allegheny Energy employees.

Executive Change in Control Severance Plan

In the event of a qualifying termination of employment, the executive officers of Allegheny Energy other than Mr. Evanson are entitled to the following:

•	a lump sum severance payment equal to three times (two times in the case of Mr. Wahl) the sum of the executive officer’s base salary and target bonus amount;

•	a bonus payment equal to the target annual bonus for the year of termination, prorated for the number of days the executive officer was employed during such year;

•	a lump-sum payment of $60,000 ($40,000 in the case of Mr. Wahl) in lieu of continued medical and dental coverage;

•	forgiveness of any obligation to repay any relocation benefits previously provided by Allegheny Energy to the executive officer;

•	full vesting in Allegheny Energy’s Supplemental Executive Retirement Plan (in which only Mr. Dudzinski is presently vested) and an additional three years of service credit under that plan (two years in the case of Mr. Wahl); and

•	for executive officers other than Mr. Dickens, a gross-up payment for any “golden parachute” excise taxes for which the executive may be liable in respect of the benefits to be received by the executive that are contingent upon the completion of the merger unless such amount does not exceed 110% of the smallest amount that would be subject to that tax.

The following table sets forth the approximate amount of the foregoing benefits determined as if the merger had occurred and the executives experienced a qualifying termination of employment as of June 1, 2010. The actual amounts payable will vary depending on the timing of the merger and any qualifying termination, the amount of salary and bonuses being earned by the executive officers at that time, and various assumptions about the “golden parachute” excise tax imposed in respect of Section 280G of the Internal Revenue Code. As a result, the actual amounts, if any, to be received by an executive officer may differ in material respects from the amounts set forth below.

			Payment in		Present
		Pro-Rata	Lieu of	Relocation	Value of	280G
	Severance	Bonus	Continued	Payment	Additional	Gross-Up
	Payment	Payment	Medical/	Forgiveness	SERP	Payment
Name	($)	($)	Dental ($)	($)	Benefits ($)	($)	Total ($)

Curtis H. Davis	1,845,000	85,417	60,000	0	599,002	1,297,592	3,887,011
Rodney L. Dickens	1,687,500	78,125	60,000	132,276	380,651	0	2,338,552
Edward Dudzinski	1,522,350	70,479	60,000	0	393,384	0	2,046,213
David M. Feinberg	1,845,000	85,417	60,000	0	508,417	1,386,978	3,885,812
Eric S. Gleason	1,845,000	85,417	60,000	909	355,914	1,323,537	3,670,777
Kirk R. Oliver	2,756,250	164,063	60,000	31,308	697,003	2,023,043	5,731,667
William F. Wahl, III	686,000	40,833	40,000	0	412,119	580,325	1,759,277

*	As of June 1, 2010, Mr. Dudzinski had a vested Allegheny Energy Supplemental Executive Retirement Plan benefit of $1,215,970.

Evanson Employment Agreement with Allegheny Energy

In the event of a qualifying termination of employment under his employment agreement, Mr. Evanson is entitled to the following:

•	a lump sum severance payment equal to the sum of his base salary and target bonus amount;

•	a pro-rata annual bonus at target for the year of termination;

•	continued welfare benefits for one year (or cash payments to purchase such benefits for such period); and

•	a lump sum payment of the amount of supplemental pension benefit otherwise due him but determined (in the case of a termination before the end of the employment agreement term, June 15, 2011) as if he had continued to serve through the end of the term.

Mr. Evanson is not entitled to any gross-up in respect of “golden parachute” excise taxes.

The following table sets forth the approximate amount of the foregoing benefits determined as if the merger had occurred and Mr. Evanson experienced a qualifying termination of employment as of June 1, 2010. The actual amounts payable will vary depending on the timing of the merger and any qualifying termination and the amount of salary and bonus being earned by Mr. Evanson at that time. As a result, the actual amounts, if any, to be received by Mr. Evanson may differ in material respects from the amounts set forth below.

Additional
		Pro-Rata	Continued	Supplemental
	Severance	Bonus	Welfare	Pension Benefit
Name	Payment ($)	Payment ($)	Benefits ($)	($)*	Total ($)

Paul J. Evanson	2,700,000	625,000	29,688	866,671	4,221,359

*	Mr. Evanson is not a participant in the Allegheny Energy Supplemental Executive Retirement Plan but, in lieu of payments under that plan, he is entitled to a cash payment equal to $66,667 for each month that he is employed by Allegheny Energy, beginning June 16, 2003, through the end of the term of his employment agreement. The amount shown in the table reflects the incremental amount he will be credited for the period not worked. The amount of the supplemental pension benefit already earned by him as of June 1, 2010 is approximately $5,533,361.

Continuing Employment with FirstEnergy

Certain of Allegheny Energy’s current executive officers may serve as employees of FirstEnergy or the surviving entity after the completion of the merger; however the merger agreement does not require FirstEnergy or the surviving entity to continue or resume the employment of any specific person. FirstEnergy has agreed that, for at least one year following completion of the merger, it will provide the executive officers (and all other nonunion employees) compensation and employee benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to them immediately before the merger (provided that FirstEnergy at its election may modify those benefits to the extent the modifications do not result in compensation and benefits for the nonunion employees that are less favorable in the aggregate than that which is then provided to similarly situated nonunion FirstEnergy employees). However, the rate of vacation accrual for the executive officers (and any other Allegheny Energy employee) accruing at least five weeks of paid vacation per year (including all of the Allegheny Energy executive officers) will not be reduced and will not be increased.

Mr. Evanson’s Continuing Employment with FirstEnergy

In connection with the merger, FirstEnergy and Paul J. Evanson have entered into an employment agreement, dated as of March 19, 2010, pursuant to which, upon completion of the merger, Mr. Evanson will serve as executive vice chairman of FirstEnergy reporting to and working at the discretion of Mr. Alexander, and will also be available at either the FirstEnergy headquarters or in Greensburg, Pennsylvania. The agreement is to commence upon the completion of the merger and is for a two year term. From and after the date of completion of the merger, neither Allegheny Energy, FirstEnergy, nor Mr. Evanson will have any rights or obligations under Mr. Evanson’s existing employment agreement with Allegheny Energy, but nothing under the new agreement alters any of Mr. Evanson’s rights prior to the merger under his existing agreement with Allegheny Energy. The specific terms of Mr. Evanson’s new employment agreement were finalized following the date FirstEnergy and Allegheny Energy entered into the merger agreement.

Under the employment agreement, Mr. Evanson will receive an annual base salary of $1,000,000, referred to as his base salary, and will be eligible to receive an annual bonus under the FirstEnergy bonus plan, with a target bonus opportunity equal to 80% of his base salary.

In lieu of Mr. Evanson’s participation in the FirstEnergy pension plan, upon termination for any reason, Mr. Evanson will be entitled to a lump-sum cash payment in an amount equal to $83,333 for each month he is employed with FirstEnergy. Additionally, upon termination for any reason, Mr. Evanson will be entitled to a lump-sum cash payment in respect of certain accrued benefits under his existing employment agreement with Allegheny Energy in an amount equal to the sum of (i) $6,400,000, representing the amounts owed to Mr. Evanson under his existing Allegheny Energy employment agreement, calculated as if he was employed by Allegheny Energy until June 15, 2011 and (ii) an amount equal to the sum of Mr. Evanson’s annual base salary plus a target bonus opportunity of 125% of his annual base salary at Allegheny Energy on the day preceding the completion of the merger.

Under the employment agreement, if Mr. Evanson is terminated for “Cause” or resigns without “Good Reason” (as such terms are defined in the employment agreement), he will receive (i) his base salary through the date of termination, (ii) any unpaid prior year’s bonus and any deferred compensation, (iii) any expense reimbursements and (iv) the benefit in lieu of pension and certain accrued benefits under his existing employment agreement with Allegheny Energy in the amounts set forth in the paragraph immediately above. Collectively, the amounts in (i), (ii), (iii) and (iv) are referred to as the accrued amounts. If Mr. Evanson is terminated by FirstEnergy without Cause or resigns for Good Reason, he will be entitled to receive (i) the accrued amounts, (ii) the amount of his target bonus opportunity prorated for the year of his termination, referred to as the pro rata bonus and (iii) the following additional amounts: (x) an amount equal to the lesser of $1,000,000, or the total amount of base salary that would have been payable during the period after such termination date had he remained employed through the end of the agreement, (y) an amount equal to the lesser of $800,000, or the total amount of his target bonus opportunity that would have been payable during the period after such termination date had he remained employed through the end of the term of the agreement and (z) an amount equal to the lesser of $1,000,000, or the total amount of benefit in lieu of pension, as set forth above, that would have been payable for services during the period after such termination date, had he remained employed through the end of the term of the agreement. Upon the death or disability of Mr. Evanson, he or his beneficiary will receive (i) the accrued amounts and (ii) the pro rata bonus.

Mr. Evanson will be eligible to participate in FirstEnergy’s flexible benefits plan and executive deferred compensation plan and other programs, policies and arrangements available to senior executives, with specified exceptions (such as FirstEnergy’s Long-Term Incentive Plan). Mr. Evanson will be entitled to executive perquisites to the same extent as those currently available to the FirstEnergy chief executive officer, including personal use of the FirstEnergy aircraft. Additionally, under his employment agreement, Mr. Evanson agreed to certain non-competition covenants during the term of his employment with FirstEnergy and for one year following any termination of his employment.

The above description of Mr. Evanson’s employment agreement with FirstEnergy is qualified in its entirety by the full text of the employment agreement, which is filed as exhibit 10.1 to this registration statement.

Indemnification and Insurance

The merger agreement provides for the continuation of indemnification existing in favor of the current and former directors, officers and employees of Allegheny Energy and its subsidiaries as provided in the organizational and governing documents of Allegheny Energy and its subsidiaries or under indemnification agreements between such persons and Allegheny Energy and its subsidiaries as in effect prior to date of the merger agreement for a period of six years after the effective time of the merger, with such indemnification obligations being guaranteed by FirstEnergy. The merger agreement also contains certain obligations related to the purchase of directors’ and officers’ liability insurance and fiduciary liability insurance tail policies with respect to matters existing or occurring at or prior to the completion of the merger for persons who are currently covered under Allegheny Energy’s existing policies. These interests are described in detail below at “The Merger Agreement — Additional Agreements — Indemnification and Insurance” beginning on page 140.

Corporate Governance Matters

Following completion of the merger, Anthony J. Alexander will remain chief executive officer and president of FirstEnergy, and Paul J. Evanson, currently the chairman, president and chief executive officer of Allegheny Energy, will become the executive vice chairman of FirstEnergy and will report to Mr. Alexander. Effective upon the completion of the merger, FirstEnergy will increase the size of its board by two members to 13 and appoint two current members of the board of Allegheny Energy which FirstEnergy will designate upon consultation with, and in consideration of the views of, Allegheny Energy, before mailing this joint proxy statement/prospectus. If either designated director is unwilling or unable to serve as a director of FirstEnergy due to illness, death, resignation or any other reason, then FirstEnergy will select a replacement upon consultation with, and in consideration of the views of, Allegheny Energy. The designated directors will serve on committees of the board of directors of FirstEnergy on an equitable basis proportionate to the size of the board of directors of FirstEnergy. The headquarters of FirstEnergy will remain in Akron, Ohio after completion of the merger.

Listing of FirstEnergy Common Stock and Delisting and Deregistration of Allegheny Energy Common Stock

FirstEnergy will use its reasonable best efforts to cause the shares of FirstEnergy common stock issuable pursuant to the merger agreement to be approved for listing on the NYSE at or prior to the completion of the merger, subject to official notice of issuance. Approval of the listing on the NYSE of the shares of FirstEnergy common stock issuable pursuant to the merger agreement is a condition to each party’s obligation to complete the merger. If the merger is completed, Allegheny Energy common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Appraisal or Dissenters’ Rights

Under Maryland law, Allegheny Energy stockholders will not be entitled to exercise any appraisal or dissenters’ rights in connection with the merger.

Under Ohio law, FirstEnergy shareholders are entitled to dissenters’ rights in connection with the merger. However, FirstEnergy shareholders are entitled to relief as dissenting shareholders under Ohio Revised Code Section 1701.85 only if they strictly comply with all of the procedural and other requirements of Section 1701.85, a copy of which has been attached as Annex E to this joint proxy statement/prospectus. The following is a description of the material terms of Ohio Revised Code Section 1701.85.

FirstEnergy shareholders who wish to perfect their rights as dissenting shareholders in the event the merger is completed:

•	must be record holders of the shares of FirstEnergy common stock as to which the shareholders seek relief as of , 2010, the date fixed for the determination of shareholders entitled to notice of the FirstEnergy special meeting. Because only shareholders of record on the record date may exercise dissenters’ rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee or other holder and who desires to exercise dissenters’ rights must, in all cases, instruct the record holder of the shares to satisfy all of the requirements outlined under Ohio Revised Code Section 1701.85;

•	must not vote their shares of FirstEnergy common stock in favor of the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement. Failing to vote (by neither returning a proxy card nor voting at the meeting) or abstaining from voting (by marking the appropriate box on the proxy card and not voting at the meeting) does not waive dissenting shareholders’ rights;

•	must deliver to FirstEnergy, not later than ten days after the FirstEnergy special meeting, a written demand for payment of the fair cash value of the shares as to which the dissenting shareholder seeks relief. The written demand must state the name of the shareholder, the shareholder’s address, the number and class of shares as to which the shareholder seeks relief and the amount claimed as the fair value for those shares. FirstEnergy will not notify shareholders of the expiration of this ten-day period; and

•	must, if FirstEnergy so requests, submit their share certificates to FirstEnergy within 15 days from the date of the sending of such request for endorsement thereon by FirstEnergy that a demand for the cash value of such shares has been made. Such a request is not an admission by FirstEnergy that any dissenting shareholder is entitled to relief. FirstEnergy will promptly return the share certificates to the dissenting shareholders. At the option of FirstEnergy, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, dissenting shareholders who fail to deliver their certificate upon request from FirstEnergy may have their dissenting shareholders’ rights terminated, unless a court for good cause shown otherwise directs.

Voting against the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement will not satisfy the requirements of a written demand for payment. Any written demand for payment should be mailed or delivered to Vice President and Corporate Secretary, FirstEnergy Corp., 76 South Main Street, Akron, OH 44308-1890. Because the written demand must be delivered to FirstEnergy within the ten-day period following the FirstEnergy special meeting, FirstEnergy recommends that a dissenting shareholder use certified or registered mail, return receipt requested, to confirm that the shareholder has made timely delivery.

If a dissenting shareholder and FirstEnergy have not come to an agreement on the fair cash value per share of the shares of FirstEnergy common stock, either may, within three months after the service of the written demand by the shareholder, file a complaint in the Court of Common Pleas of Summit County, Ohio for a determination of the fair cash value of the dissenting shares. As discussed below, if neither the dissenting shareholder nor FirstEnergy files or joins in such a complaint within three months, the rights of such dissenting shareholder will terminate. If the court finds that the shareholder is entitled to be paid the fair cash value of any shares, the court may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of the fair cash value.

The fair cash value of a share of FirstEnergy common stock to which a dissenting shareholder is entitled under Section 1701.85 will be determined as of the day prior to the FirstEnergy special meeting. Fair cash value will be computed as the amount a willing seller and willing buyer would accept or pay if neither was compelled to sell or buy, excluding any appreciation or depreciation in market value resulting from the submission of the share issuance and the other transactions contemplated by the merger agreement to the shareholders of FirstEnergy for approval.

Notwithstanding the foregoing, the fair cash value may not exceed the amount specified in the shareholder’s written demand. The fair cash value of the shares may be higher, the same as or lower than the market value of the shares on the date of the merger. The court will make a finding as to the fair cash value of a share and render judgment against FirstEnergy for its payment with interest at such rate and from such date as the court considers equitable. The court will assess or apportion the costs of the proceedings as it considers equitable.

Payment of the fair cash value must be made within 30 days after the later of the final determination of such value or the closing date of the merger. Such payment shall be made only upon simultaneous surrender to FirstEnergy of the share certificates for which such payment is made.

The rights of any dissenting shareholder will terminate if:

•	the dissenting shareholder has not complied with Section 1701.85, unless FirstEnergy, by its board of directors, waives this failure;

•	FirstEnergy abandons or is finally enjoined or prevented from carrying out the merger, or the shareholders of FirstEnergy rescind their authorization and approval of the share issuance and the other transactions contemplated by the merger agreement;

•	the dissenting shareholder withdraws his or her or its written demand with the consent of FirstEnergy, by its board of directors; or

•	FirstEnergy and the dissenting shareholder have not agreed upon the fair cash value per share of the FirstEnergy common stock and neither has timely filed or joined in a complaint in the Court of Common Pleas of Summit County, Ohio for a determination of the fair cash value of the shares.

From the time of the dissenting shareholder’s giving of the demand, all other rights with respect to such FirstEnergy common stock, including voting, dividend and distribution rights, will be suspended until FirstEnergy purchases the shares, or the right to receive fair cash value is otherwise terminated. If during the suspension, any cash dividend is paid on shares of FirstEnergy common stock, an amount equal to such dividend which, except for the suspension, would have been payable upon such shares of FirstEnergy common stock will be paid to the holder of record as a credit upon the fair cash value of the shares. Such rights will be reinstated should the right to receive fair cash value be terminated other than by the purchase of the shares by FirstEnergy, and all distributions which, except for the suspension, would have been made will be made to the holder of record of the shares at the time of termination.

Because a proxy card which is signed and returned but does not contain voting instructions regarding the proposal to authorize and approve the share issuance and the other transactions contemplated by the merger agreement will be voted for such proposal, FirstEnergy shareholders who wish to exercise dissenters’ should not sign and return an unmarked proxy card.

Restrictions on Sales of Shares of FirstEnergy Common Stock Received in the Merger

Shares of FirstEnergy common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, referred to as the Securities Act, or under the Exchange Act, except for shares of FirstEnergy common stock issued to any Allegheny Energy stockholder who may be deemed to be an “affiliate” of FirstEnergy after the completion of the merger, such as the two Allegheny Energy directors who will join the board of directors of FirstEnergy effective upon completion of the merger. This joint proxy statement/prospectus does not cover resales of FirstEnergy common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Accounting Treatment

FirstEnergy will account for the merger under GAAP with FirstEnergy being deemed to have acquired Allegheny Energy. This means that the assets and liabilities of Allegheny Energy will be recorded, as of the completion of the merger, at their fair values and added to those of FirstEnergy, including potentially an amount for goodwill to the extent the purchase price exceeds the fair value of the identifiable net assets. Financial statements of FirstEnergy issued after the merger will reflect only the operations of Allegheny Energy’s business after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of Allegheny Energy.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting for business combinations. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of the assets and liabilities of Allegheny Energy’s business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of Allegheny Energy’s business as compared to the unaudited pro forma combined financial information included in this joint proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill, if any.

Material U.S. Federal Income Tax Consequences of the Merger

General

The following describes the material U.S. federal income tax consequences of the merger to Allegheny Energy stockholders and FirstEnergy shareholders if they hold shares of Allegheny Energy or FirstEnergy common stock, as applicable, as a capital asset for U.S. federal income tax purposes (generally property held for investment) and are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

This discussion is not intended to be a complete analysis and does not address all potential tax consequences that may be relevant to any particular Allegheny Energy stockholder or FirstEnergy shareholder. Moreover, this discussion does not apply to Allegheny Energy stockholders or FirstEnergy shareholders if they are subject to special treatment under the Internal Revenue Code including, without limitation, because they are:

•	a foreign person or entity;

•	a tax-exempt organization, financial institution, mutual fund, dealer or broker in securities or insurance company;

•	a dealer or trader who marks its securities to market for U.S. federal income tax purposes;

•	a person who holds shares of Allegheny Energy or FirstEnergy common stock as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

•	a person who holds shares of Allegheny Energy or FirstEnergy common stock in an individual retirement or other tax-deferred account;

•	a person whose functional currency is not the U.S. dollar;

•	an individual who received shares of Allegheny Energy or FirstEnergy common stock, or who acquires shares of FirstEnergy common stock, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

•	except where specifically stated below, a person whose relative stock interest in Allegheny Energy or FirstEnergy is not minimal or who exercises control over the affairs of Allegheny Energy or FirstEnergy;

•	a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or S corporation for U.S. federal income tax purposes) or a person who holds an interest in such entity; or

•	a person subject to the alternative minimum tax.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is an Allegheny Energy stockholder or FirstEnergy shareholder, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. A partner in a partnership that is an Allegheny Energy stockholder or FirstEnergy shareholder should consult its tax advisors as to the particular U.S. federal income tax consequences applicable to it.

This discussion also does not address the tax consequences of the merger under foreign, state, local or other tax laws. The following discussion is based on existing U.S. federal income tax law, including the provisions of the Internal Revenue Code, the Treasury Regulations thereunder, rulings of the Internal Revenue Service, referred to as the IRS, judicial decisions and other administrative pronouncements, all as in effect on the date of this joint proxy statement/prospectus. Neither FirstEnergy nor Allegheny Energy can provide any assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth below.

Any future change in the U.S. federal income tax law or interpretation thereof could apply retroactively and could affect the accuracy of the following discussion. In addition, neither FirstEnergy nor Allegheny Energy can assure Allegheny Energy stockholders or FirstEnergy shareholders that the IRS will agree with the conclusions expressed herein.

Allegheny Energy stockholders and FirstEnergy shareholders are strongly urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from their own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences arising out of the merger and the ownership and disposition of shares of FirstEnergy common stock.

Opinions Regarding Tax Treatment to be Delivered at the Time of Completion of the Merger

FirstEnergy and Allegheny Energy intend for the merger to qualify as a reorganization for U.S. federal income tax purposes. At or prior to the effective time of and as a closing condition to the merger, FirstEnergy will have received a written opinion from Akin Gump, and Allegheny Energy will have received a written opinion from Skadden, both to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Neither FirstEnergy nor Allegheny Energy intends to waive this closing condition. The opinions will each rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by FirstEnergy and Allegheny Energy, including those contained in certificates of officers of FirstEnergy and Allegheny Energy. The accuracy of those representations, covenants and assumptions may affect the conclusions set forth in these opinions, in which case the tax consequences of the merger could differ substantially from those discussed in this section. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position and there can be no assurance that the IRS would not seek to adopt, or that a court would not agree with, that contrary position. No ruling has been or will be sought from the IRS on tax consequences of the merger.

Tax Consequences of the Merger to Allegheny Energy Stockholders

Assuming that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences of the merger to Allegheny Energy stockholders generally will be as follows:

•	Upon the exchange of shares of Allegheny Energy common stock for shares of FirstEnergy common stock pursuant to the merger, Allegheny Energy stockholders will not recognize any gain or loss (except to the extent of cash received in lieu of a fractional share of FirstEnergy common stock, as discussed below).

•	To the extent that an Allegheny Energy stockholder receives cash in lieu of a fractional share of FirstEnergy common stock, such stockholder will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the portion of the Allegheny Energy stockholder’s adjusted tax basis in the Allegheny Energy common stock surrendered that is allocable to such fractional share. The gain or loss will generally be long-term capital gain or loss, if, as of the effective date of the merger, the Allegheny Energy stockholder’s holding period for the Allegheny Energy common stock is longer than one year. Allegheny Energy stockholders are urged to consult their tax advisors regarding the tax treatment of any cash received in the merger in lieu of fractional shares of FirstEnergy common stock.

•	The aggregate tax basis of any shares of FirstEnergy common stock Allegheny Energy stockholders receive in exchange for their shares of Allegheny Energy common stock in the merger (before reduction for the basis in any fractional share of FirstEnergy common stock for which they receive cash) will be the same as the aggregate adjusted tax basis of their shares of Allegheny Energy common stock.

•	The holding period of any shares of FirstEnergy common stock Allegheny Energy stockholders receive in the merger generally will include the holding period of the shares of Allegheny Energy common stock they exchanged for such shares of FirstEnergy common stock.

•	If Allegheny Energy stockholders have differing bases or holding periods in respect of their shares of Allegheny Energy common stock, they should consult their tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of FirstEnergy common stock received in the merger.

U.S. Information Reporting and Backup Withholding

Under U.S. federal income tax laws, FirstEnergy or the exchange agent generally will be required to report to an Allegheny Energy stockholder and to the IRS cash payments made to such Allegheny Energy stockholder in lieu of the issuance of fractional shares of FirstEnergy common stock in the merger, and Allegheny Energy stockholders may be subject to a backup withholding tax (currently at a rate of 28%) with respect to any cash received in the merger in lieu of fractional shares of FirstEnergy common stock unless they (1) are a corporation or come within certain other exempt categories or (2) provide a correct taxpayer identification number and, in each case, otherwise comply with applicable requirements of the backup withholding rules. To prevent backup withholding on payments made to Allegheny Energy stockholders pursuant to the merger, Allegheny Energy stockholders must provide the exchange agent with their correct taxpayer identification number by completing an IRS Form W-9 or a substitute Form W-9. If Allegheny Energy stockholders willfully fail to provide their correct taxpayer identification number, they may be subject to penalties imposed by the IRS in addition to backup withholding. Any amounts withheld under these rules are creditable against an Allegheny Energy stockholder’s U.S. federal income tax liability if such stockholder timely files proper documentation with the IRS. Allegheny Energy stockholders are urged to consult their tax advisors regarding the tax treatment of any cash received in the merger in lieu of fractional shares of FirstEnergy common stock.

Tax Return Reporting

If any Allegheny Energy stockholders that are considered “significant holders” receive shares of FirstEnergy common stock in the merger, they each will be required (1) to file a statement with their U.S. federal income tax return providing certain facts pertinent to the merger, including the tax basis in, and fair market value of, the shares of Allegheny Energy common stock that they surrendered in the merger and (2) to retain permanent records of these facts relating to the merger. A “significant holder” for these purposes is any Allegheny Energy stockholder who, immediately before the merger, owned at least 5% (by vote or value) of the total outstanding shares of Allegheny Energy common stock.

Tax Consequences of the Merger to FirstEnergy Shareholders

FirstEnergy shareholders (other than those that exercise dissenters’ rights) generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger. FirstEnergy shareholders that exercise dissenters’ rights are urged to consult their tax advisors regarding the tax treatment of any cash received upon the exercise of dissenters’ rights in connection with the merger.

The foregoing discussion is for general information purposes only and not intended to be legal or tax advice to any particular Allegheny Energy stockholder or FirstEnergy shareholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Allegheny Energy stockholder or FirstEnergy shareholder will depend on that stockholder’s or shareholder’s particular situation. Allegheny Energy stockholders and FirstEnergy shareholders should consult their own tax advisor to determine the specific tax consequences of the merger, including tax return reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, and the effect of any proposed change in the tax laws to them.

Litigation Relating to the Merger

In connection with the merger, purported shareholders of Allegheny Energy have filed putative shareholder class action and/or derivative lawsuits in Pennsylvania and Maryland state courts, as well as in the United States District Court for the Western District of Pennsylvania, against the Allegheny Energy defendants, FirstEnergy and Merger Sub. In summary, the lawsuits allege, among other things, that the Allegheny Energy directors breached their fiduciary duties by approving the merger agreement, and that Allegheny Energy, FirstEnergy and Merger Sub aided and abetted in these alleged breaches of fiduciary duty. The complaints seek, among other things, jury trials, money damages and injunctive relief. Additional details about the actions are provided below. While FirstEnergy and Allegheny Energy believe the lawsuits are without merit and have defended vigorously against the claims, in order to avoid the costs associated with the litigation, the defendants have agreed to the terms of a disclosure-based settlement of the lawsuits. At the time of the filing of this joint proxy statement/prospectus, however, the defendants had yet to reach an agreement with counsel for all of the plaintiffs concerning fee applications, and a formal stipulation of settlement has not yet been filed with any court. If the parties are unable to obtain final approval of the settlement, then litigation will proceed, and the outcome of any such litigation is inherently uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay the completion of the merger and result in substantial costs to FirstEnergy and Allegheny Energy. In accordance with its bylaws, Allegheny Energy has agreed to advance expenses to and, as necessary, indemnify all of its directors in connection with the foregoing proceedings. All applicable insurance policies may not provide sufficient coverage for the claims under these lawsuits, and rights of indemnification with respect to these lawsuits will continue whether or not the merger is completed. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger closes may adversely affect FirstEnergy’s business, financial condition or results of operations.

The Maryland Action

Four putative class action and derivative lawsuits were filed in the Circuit Court for Baltimore City, Maryland. One was withdrawn. The court consolidated the three cases under the caption Oakmont Capital Management, LLC v. Evanson, et al., C.A. No. 24-C-10-1301, and appointed Lewis M. Lynn as Lead Plaintiff. Plaintiff Lynn filed a Consolidated Amended Complaint on April 12, 2010. On April 21, 2010, defendants filed Motions to Dismiss the Consolidated Amended Complaint for failure to state a claim. The court has stayed all discovery pending resolution of those motions. The court also has entered a stipulated order certifying a class with no opt-out rights. On May 27, 2010, the parties reported to the court that they have agreed to the terms of a disclosure-based settlement and requested that the court cancel the oral argument on the motions to dismiss that had been scheduled for June 3, 2010. On May 28, 2010, the court removed the hearing from its calendar.

The Pennsylvania Action

Three shareholder lawsuits were filed in the Court of Common Pleas of Westmoreland County, Pennsylvania, raising putative class action and derivative claims against the Allegheny Energy directors and officers, FirstEnergy and Allegheny Energy. The court has consolidated these actions under the caption, In re Allegheny Energy, Inc. Shareholder Class and Derivative, Litigation, Lead Case No. 1101 of 2010, and appointed lead counsel. On April 5, 2010, the Allegheny Energy defendants filed a Motion to Stay the Proceedings. Shortly thereafter, FirstEnergy similarly filed a Motion to Stay. Plaintiffs filed a Motion for Expedited Discovery. The court scheduled a hearing on the motions for May 27, 2010. On May 21, 2010, plaintiffs filed a Verified Consolidated Shareholder Derivative and Class Complaint. On May 26, 2010, the parties filed a Motion for a Continuance of the May 27 hearing, which the court granted. On June 1, 2010, the parties reported to the court that they have agreed to the terms of a disclosure-based settlement.

The District Court Action

A putative shareholder lawsuit styled as a class action was filed in the United States District Court for the Western District of Pennsylvania and is captioned Louisiana Municipal Police Employees’ Retirement System v. Evanson, et al., C.A. No. 10-319 NBF. On June 1, 2010, the parties reported to the court that they have agreed to the terms of a disclosure-based settlement.

REGULATORY MATTERS RELATING TO THE MERGER

General

In order to complete the merger, FirstEnergy and Allegheny Energy must make filings with and obtain authorizations, approvals or consents from a number of federal and state public utility, antitrust and other regulatory authorities. The material federal and state filings, authorizations, approvals or consents are described below. FirstEnergy and Allegheny Energy are not currently aware of any material governmental filings, authorizations, approvals or consents that are required prior to the parties’ completion of the merger other than those described below. If additional filings, authorizations, approvals or consents are required to complete the merger, FirstEnergy and Allegheny Energy contemplate that such filings, authorizations, approvals or consents will be sought or made if required by an order of a state utility commission or if mutually agreed by the parties.

FirstEnergy and Allegheny Energy have agreed to use their reasonable best efforts to obtain all regulatory authorizations, approvals and consents required to complete the merger. However, in using their reasonable best efforts to obtain these required regulatory authorizations, approvals and consents under the terms of the merger agreement, neither FirstEnergy nor Allegheny Energy may be required to take certain actions (such as divesting or holding separate assets or entering into settlements or consent decrees) (1) as required by federal governmental authorities if such action would reasonably be expected to have a material adverse effect on FirstEnergy (without giving effect to the merger) or on the combined company, giving effect to the merger and after taking into account actions required by state regulatory authorities; or (2) as required by state regulatory authorities if such action would reasonably be expected to have a material adverse effect on Allegheny Energy or on FirstEnergy, provided that for purposes of determining whether a potential adverse effect resulting from a condition imposed by a state regulatory authority would be expected to have a material adverse effect on FirstEnergy, FirstEnergy shall be deemed to be a company the size and scale of Allegheny Energy.

FirstEnergy and Allegheny Energy currently anticipate completing the merger in the first half of 2011. Although FirstEnergy and Allegheny Energy believe that they will receive the required authorizations, approvals and consents described below to complete the merger, there can be no assurance as to the timing of these authorizations, approvals and consents or as to FirstEnergy’s and Allegheny Energy’s ultimate ability to obtain such consents or approvals (or any additional authorizations, approvals or consents which may otherwise become necessary) or that such authorizations, approvals consents will be obtained on terms and subject to conditions satisfactory to Allegheny Energy and FirstEnergy.

Hart-Scott-Rodino Act

The merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of the HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed merger. Neither FirstEnergy nor Allegheny Energy believes that the merger will violate federal antitrust laws, but there can be no guarantee that the Antitrust Division or the FTC will not take a different position. If the merger is not completed within 12 months after the expiration or earlier termination of the applicable HSR Act waiting period, FirstEnergy and Allegheny Energy will be required to submit new information to the Antitrust Division and the FTC, and a new HSR

Act waiting period will have to expire or be earlier terminated before the merger could be completed. The companies have made their HSR Act filings, which started the initial 30-day HSR Act waiting period. On June 24, 2010, FirstEnergy and Allegheny Energy each received a Request for Additional Information and Documentary Material, referred to as the Second Request, from the Antitrust Division in connection with the Antitrust Division’s HSR Act review of the merger. The issuance of the Second Request extends the HSR Act waiting period for an additional 30 days following substantial compliance with the Second Request unless the waiting period is earlier terminated.

Federal Power Act

FirstEnergy and Allegheny Energy each have public utility subsidiaries subject to the jurisdiction of the FERC under the FPA. Section 203 of the FPA provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may merge or consolidate with a holding company system that includes a transmitting utility or electric utility company without first having obtained authorization from the FERC. The FERC must authorize the merger if it finds that the transaction is consistent with the public interest. The FERC has stated in its 1996 utility merger policy statement that, in analyzing a merger under Section 203 of the FPA, it will evaluate the following criteria:

•	the effect of the merger on competition in wholesale electric power markets;

•	the effect of the merger on the applicants’ FERC jurisdictional ratepayers; and

•	the effect of the merger on state and federal regulation of the applicants.

In addition, in accordance with the Energy Policy Act of 2005, the FERC also must find that the transaction will not result in the cross-subsidization by public utility subsidiaries of other subsidiaries or improper encumbrances or pledges of utility assets and, if such cross-subsidization or encumbrances were to occur, whether they are consistent with the public interest.

The FERC will review these factors to determine whether the merger is consistent with the public interest. If the FERC finds that the merger would adversely affect competition in wholesale electric power markets, rates for transmission or the wholesale sale of electric energy, or regulation, or that the merger would result in cross-subsidies or improper encumbrances that are not consistent with the public interest, it may, pursuant to the FPA, impose remedial conditions intended to mitigate such effects or it may decline to authorize the merger. In the event the FERC chooses to impose remedial conditions, FirstEnergy and Allegheny Energy would then review such conditions in light of the requirements imposed under the merger agreement. Based on FERC precedent, FirstEnergy and Allegheny Energy believe that the merger should satisfy the FERC’s merger guidelines and that any mitigation conditions imposed by the FERC would not have a material adverse effect of the type described by the merger agreement that would permit either company to refuse to accept such conditions. However, there can be no guarantee that the FERC will agree with the parties’ characterization of FERC precedent or that the FERC will not change its analytic framework in a manner adverse to the parties. The companies and their public utility subsidiaries filed their application under Section 203 of the FPA on May 11, 2010. On June 10, 2010, the FERC requested that FirstEnergy and Allegheny Energy provide additional information regarding their merger application. FirstEnergy and Allegheny Energy provided the requested information on June 21, 2010. Comments on the merger application and additional information are due July 12, 2010. The FERC is required to rule on a completed merger application not later than 180 days from the date on which the completed application is filed. The FERC may, however, for good cause, issue an order extending the time for consideration of the merger application by an additional 180 days. If no order is issued within the statutory deadline, then the transaction is deemed to be approved.

State Regulatory Approvals

The following is a brief description of state regulatory jurisdiction over the merger and required approvals:

Pennsylvania Public Utility Commission

Allegheny Energy and FirstEnergy (or certain of their affiliates) are subject to the jurisdiction of the PAPUC. Under Pennsylvania law, the PAPUC will have jurisdiction to review and approve the merger. The PAPUC can approve a merger only if it finds that it is necessary or proper for the service, accommodation, convenience or safety of the public. This requires a finding that a merger will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. The PAPUC also is required to consider whether the proposed merger, consolidation, acquisition or disposition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity customers in Pennsylvania from obtaining the benefits of a properly functioning and workable competitive retail electricity market. Pennsylvania law requires that the PAPUC conduct a hearing to consider these issues, and that the PAPUC impose such terms and conditions as it finds necessary to preserve the benefits of a properly functioning and workable competitive retail electricity market. The companies and their public utility subsidiaries filed their application with the PAPUC on May 14, 2010. Pennsylvania law does not establish any time limits on the PAPUC’s review of a proposed transaction.

Public Service Commission of West Virginia

Allegheny Energy (or certain of its affiliates) is subject to the jurisdiction of the WVPSC. Under West Virginia law, the WVPSC will have jurisdiction to review and approve the merger. West Virginia law requires a showing that the terms and conditions of a merger are reasonable, do not adversely affect the public and that neither party to the merger is given an undue advantage over the other. The companies and their public utility subsidiaries filed their application with the WVPSC on May 18, 2010. West Virginia law does not impose any time limits on the WVPSC’s review of a proposed transaction.

Maryland Public Service Commission

Allegheny Energy (or certain of its affiliates) is subject to the jurisdiction of the MDPSC. Under Maryland law, the MDPSC will have jurisdiction to review the merger. Maryland law requires the MDPSC to approve a transaction if it finds that the transaction “is consistent with the public interest, convenience and necessity, including benefits and no harm to consumers.” In making this determination, the MDPSC is required to consider the following 12 criteria: the potential impact of the acquisition on rates and charges paid by customers and on the services and conditions of operation of the public service company; the potential impact of the acquisition on continuing investment needs for the maintenance of utility services, plant and related infrastructure; the proposed capital structure that will result from the acquisition, including allocation of earnings from the public service company; the potential effects on employment by the public service company; the projected allocation between shareholders and ratepayers of any savings that are expected; issues of reliability, quality of service and quality of customer service; the potential impact of the acquisition on community investment; affiliate and cross-subsidization issues; the use or pledge of utility assets for the benefit of an affiliate; jurisdictional and choice-of-law issues; whether it is necessary to revise the MDPSC’s ring fencing and code of conduct regulations in light of the acquisition; and any other issues the MDPSC considers relevant to the assessment of the acquisition.

The companies and their public utility subsidiaries filed their application with the MDPSC on May 27, 2010. The MDPSC is required to issue an order no later than 180 days (6 months) after an application is filed. However, the MDPSC can give itself a 45-day extension for good cause, which it did when it issued its initial order in the matter on June 24, 2010. If no order is issued by the January 7, 2011 statutory deadline, then the transaction is deemed to be approved.

Virginia State Corporation Commission

Allegheny Energy (or certain of its affiliates) is subject to the jurisdiction of the VSCC. Under Virginia law, the VSCC will have jurisdiction to review and approve the merger. Virginia law provides that, if the VSCC determines, with or without hearing, that adequate service to the public at just and reasonable rates will not be impaired or jeopardized by granting the prayer of the petition, then the VSCC shall approve the transaction, with whatever conditions the VSCC deems to be appropriate in order to satisfy this standard. The application of the companies and their public utility subsidiaries was deemed complete on June 14, 2010. The VSCC is required to rule on a merger application in 60 days, subject to up to an additional 120-day extension.

Federal Communications Commission

Under the provisions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996, an entity holding radio licenses for private internal communications must obtain the approval of the FCC before the transfer of control or assignment of those licenses. Affiliates of Allegheny Energy hold certain FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer control of those licenses.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary may not include all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, as amended, which is attached as Annex A and incorporated by reference into this section of the joint proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement summary below is included in this joint proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

The representations, warranties and covenants contained in the merger agreement and described in this joint proxy statement/prospectus were made only for purposes of the merger agreement and as of specific dates, were made solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors. The representations and warranties contained in the merger agreement do not survive the closing of the merger. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by FirstEnergy and Allegheny Energy.

Structure of the Merger

Pursuant to the terms and subject to the conditions of the merger agreement, at the effective time of the merger, Merger Sub will merge with and into Allegheny Energy, and Allegheny Energy will continue as the surviving entity and become a direct wholly owned subsidiary of FirstEnergy. Allegheny Energy, as the surviving entity of the merger, is sometimes referred to as the surviving entity.

Effective Time of the Merger

The merger will become effective upon the filing of the articles of merger with the State Department of Assessments and Taxation of Maryland, or at such later time as agreed to by the parties and set forth in the articles of merger. The filing of the articles of merger is expected to occur on the same date as the closing under the merger agreement, which, unless otherwise agreed, will occur on or before the third business day after the satisfaction or waiver of the conditions to the merger set forth in the merger agreement.

Merger Consideration

Effect on Capital Stock

At the effective time, each share of Allegheny Energy common stock issued and outstanding immediately prior to the effective time, including grants of restricted common stock, will be converted into the right to receive 0.667 of a share of FirstEnergy’s common stock, which is referred to as the merger consideration.

Adjustments

The exchange ratio will be equitably adjusted if, at any time between the signing of the merger agreement and the effective time of the merger, there is any change in the number or class of the outstanding shares of capital stock of FirstEnergy or Allegheny Energy, by reason of any reclassification, recapitalization, stock split, combination, exchange or similar readjustment, or stock dividend or stock distribution with a record date during such period, provided that such action is not taken in violation of the merger agreement.

Dividends and Distributions

No dividends or other distributions declared or made after the effective time of the merger on FirstEnergy common stock with a record date after such effective time will be paid to Allegheny Energy stockholders, until such stockholder surrenders its Allegheny Energy shares for exchange. Likewise, no cash payment in lieu of fractional shares will be paid to such stockholder until it surrenders its Allegheny Energy shares.

Fractional Shares

Fractional shares of FirstEnergy common stock will not be issued in connection with the merger. After the effective time of the merger, the exchange agent appointed by FirstEnergy will sell on the NYSE the excess of the number of whole shares of FirstEnergy common stock delivered to the exchange agent over the aggregate number of whole shares of FirstEnergy common stock to be distributed to the former holders of Allegheny Energy common stock. The exchange agent will pay to each former Allegheny Energy stockholder a portion of the sale proceeds based upon the ratio of each stockholder’s fractional share interest to the aggregate amount of fractional share interests to which all former Allegheny Energy stockholders are entitled.

Conversion of Shares; Exchange of Certificates

The conversion of shares of Allegheny Energy common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Prior to the effective time, FirstEnergy will appoint an exchange agent, FirstEnergy shall cause the exchange agent to establish an exchange fund which shall contain certificates representing the shares of FirstEnergy common stock issuable in the merger, held for the benefit of the holders of Allegheny Energy common stock, restricted stock, performance shares and restricted stock units. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates formerly representing shares of Allegheny Energy common stock for merger consideration to be received in the merger pursuant to the merger agreement.

Exchange Procedures

After the merger is completed, the exchange agent will mail to each Allegheny Energy stockholder a letter of transmittal and instructions for use in surrendering shares of Allegheny Energy common stock in exchange for FirstEnergy common stock, cash in lieu of fractional shares, and any dividends or distributions payable with respect to such FirstEnergy common stock. The exchange of any book entry shares will be made in accordance with the exchange agent’s customary procedures with respect to securities presented by book entry.

No Further Ownership Rights in Allegheny Energy Common Stock; Transfer Books

After the effective time of the merger, there will be no transfers on the stock transfer books of Allegheny Energy of any shares of Allegheny Energy common stock outstanding immediately prior to the merger. Certificates or book entry shares of Allegheny Energy common stock presented to the surviving entity or the exchange agent after the effective time of the merger will be canceled and exchanged for the merger consideration payable in respect of such certificates or book entry shares, any cash in lieu of fractional shares and any distributions to which the holders are entitled pursuant to the merger agreement, without interest.

Termination of Exchange Fund

Any portion of the merger consideration payable pursuant to the merger agreement and made available to the exchange agent that remains unclaimed by holders of Allegheny Energy common stock for 180 days after the effective time of the merger will be returned to FirstEnergy upon demand. Thereafter, a holder of Allegheny Energy common stock must look only to FirstEnergy for payment of the merger consideration to which the holder is entitled under the terms of the merger agreement.

Lost Stock Certificates

If a certificate formerly representing shares of Allegheny Energy common stock has been lost, stolen or destroyed, the exchange agent will deliver the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and, if required by FirstEnergy, the posting of a bond in such reasonable amount as FirstEnergy will require as indemnity.

Withholding Taxes

Each of FirstEnergy, Merger Sub, Allegheny Energy and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Allegheny Energy stockholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any applicable state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger agreement as having been paid to the Allegheny Energy stockholders to whom such amounts would otherwise have been paid.

Treatment of Allegheny Energy Options and Other Equity Awards

Treatment of Allegheny Energy Stock Options

Upon the completion of the merger, each option to purchase shares of Allegheny Energy common stock that was granted under the Allegheny Energy stock plans and that is outstanding immediately prior to the completion of the merger will automatically convert into an option to acquire, on the same terms and conditions as were applicable to the Allegheny Energy option prior to the merger (after giving effect to any acceleration of vesting as a result of the merger), a number of shares of FirstEnergy common stock equal to the product of (a) the number of shares of Allegheny Energy common stock subject to the Allegheny Energy stock option and (b) 0.667, rounded down to the nearest whole share of FirstEnergy common stock, at an exercise price per share of FirstEnergy common stock equal to the quotient obtained by dividing (x) the per share exercise price of the Allegheny Energy stock option by (y) 0.667, rounded up to the nearest whole cent. In the event that Section 409A or Section 421(a) of the Internal Revenue Code applies, the foregoing adjustment will be made in a manner consistent with Section 409A or Section 421(a) of the Internal Revenue Code, as applicable.

Treatment of Allegheny Energy Restricted Stock

Upon the completion of the merger, each award of restricted Allegheny Energy common stock that was awarded under the Allegheny Energy plans and is outstanding immediately prior to the completion of the merger will automatically convert into a right to receive a number of shares of FirstEnergy common stock (and cash in lieu of fractional shares) equal to the product of (a) the total number of shares of Allegheny Energy common stock and (b) 0.667, which shares of FirstEnergy common stock will have the same terms and conditions as were applicable to the restricted Allegheny Energy common stock prior to the completion of the merger (giving effect to any acceleration of the lapse of restrictions on the Allegheny Energy common stock resulting from the merger). However, unless the holder of the Allegheny Energy common stock remits the amount of any required withholding obligation, the number of shares of FirstEnergy common stock delivered to the holder will be reduced by a number of shares of FirstEnergy common stock with a value equal to the amount required to be deducted and withheld by applicable law.

Treatment of Allegheny Energy Performance Shares and Allegheny Energy Restricted Stock Units

Upon the completion of the merger, each award of Allegheny Energy performance shares or Allegheny Energy restricted stock units with respect to Allegheny Energy common stock under the Allegheny Energy plans that is outstanding immediately prior to the completion of the merger will automatically be converted, on the same terms and conditions as were applicable to Allegheny Energy performance shares or Allegheny Energy restricted stock units as the case may be (giving effect to any acceleration of vesting resulting from the merger), into the right to receive a number of shares of FirstEnergy common stock (and cash in lieu of fractional shares) equal to the product of (a) the total number of shares of Allegheny Energy common stock subject to the award of Allegheny Energy performance shares or Allegheny Energy restricted stock units, as the case may be, at the target level of performance and (b) 0.667. However, unless the holder of the award of Allegheny Energy performance shares or Allegheny Energy restricted stock units remits the amount of any required withholding obligation, the number of shares of FirstEnergy common stock delivered to the holder will be reduced by a number of shares of FirstEnergy common stock with a value equal to the amount required to be deducted and withheld by applicable law. See the section entitled “The Merger — Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger — Treatment of Stock Options and Other Equity Awards” beginning on page 104.

Charter and Bylaws of the Surviving Entity; Directors and Officers of the Surviving Entity

At the effective time, each of the charter and bylaws of Merger Sub as in effect immediately prior to the effective time will be the charter and bylaws of Allegheny Energy until amended in accordance with its respective provisions and applicable law.

Subject to applicable law, the directors of Merger Sub and the officers of Allegheny Energy immediately prior to the effective time will be the directors and officers, respectively, of the surviving entity until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

FirstEnergy Board of Directors After the Merger

Effective upon completion of the merger, FirstEnergy will increase the size of its board of directors by two members and will fill those two vacancies with two of the current members of Allegheny Energy’s board of directors. Pursuant to the terms of the merger agreement,      and      have been designated as the Allegheny Energy directors to become members of the FirstEnergy board upon completion of the merger. These two directors will serve on committees of the FirstEnergy board on an equitable basis proportionate to the size of the FirstEnergy board of directors.

Representations and Warranties

The merger agreement contains generally customary representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties were made for the purposes, and subject to the qualifications, limitations and exceptions, described in the introduction to the section entitled “The Merger Agreement” beginning on page 124. Each of FirstEnergy and Merger Sub, on the one hand, and Allegheny Energy, on the other hand, has made representations and warranties to the other in the merger agreement with respect to the following subject matters:

•	corporate existence, good standing and qualification to conduct business;

•	capitalization;

•	corporate power and authorization to enter into and carry out the obligations under the merger agreement and the enforceability of the merger agreement;

•	absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations under the merger agreement;

•	governmental and regulatory approvals or consents required to complete the merger;

•	filings and reports with the SEC and other governmental entities and related matters;

•	absence of undisclosed liabilities;

•	absence of a material adverse effect since January 1, 2009;

•	investigations, litigation or outstanding judgments or orders;

•	accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;

•	compliance with laws, including possession of necessary permits;

•	tax matters;

•	employee benefit matters;

•	employment and labor matters;

•	environmental matters;

•	ownership and operation of nuclear power plants;

•	insurance matters;

•	trading matters;

•	required vote of shareholders;

•	opinion of financial advisor;

•	finders or brokers;

•	reorganization under the Internal Revenue Code;

•	regulatory proceedings;

•	intellectual property;

•	real property; and

•	material contracts.

Allegheny Energy has made additional representations and warranties to FirstEnergy in the merger agreement with respect to takeover laws and stockholders’ rights plans. FirstEnergy has made additional representations and warranties to Allegheny Energy in the merger agreement with respect to FirstEnergy’s lack of ownership of Allegheny Energy common stock.

Certain representations and warranties of FirstEnergy and Allegheny Energy are qualified as to materiality or as to “material adverse effect,” which means an event, change, effect, development, state of facts, circumstance, condition or occurrence that is materially adverse to the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of either FirstEnergy and its subsidiaries or Allegheny Energy and its subsidiaries, taken as a whole, or on the ability of the parties to complete the merger, except that no material adverse effect may be caused by or arise from:

(a)	general economic conditions

(b)	events affecting the economy or the electric generation, transmission and distribution industries broadly;

(c)	changes in electric transmission or distribution systems, including decreases in planned spending with respect to electric transmission or distribution systems;

(d)	changes in GAAP;

(e)	force majeure events;

(f)	changes in wholesale or retail markets for electric power, capacity or fuel;

(g)	any change in law or regulation;

(h)	the announcement of, existence of, or compliance with the merger agreement, or the merger itself, including possible union organizing activity;

(i)	any action taken at the request of the other party to the merger agreement;

(j)	any legal claim or proceeding arising from allegations of breach of fiduciary duty or other violation relating to the merger;

(k)	reduction of credit rating as a result of the announcement of the merger; and

(l)	consummation, or not, of the sale of certain of Allegheny Energy’s operations in Virginia (with respect to Allegheny Energy only).

However, no material adverse effect with respect to FirstEnergy may be caused by or arise from the items listed in (a) through (g) above only if there has been no disproportionate effect on FirstEnergy or its subsidiaries relative to other similarly situated participants in the utility industry.

Likewise, no material adverse effect with respect to Allegheny Energy may be caused by or arise from the items listed in (a) through (e) above only if there has been no disproportionate effect on Allegheny Energy and its subsidiaries relative to other similarly situated participants in the utility industry, and no material adverse effect with respect to Allegheny Energy may be caused by or arise from the items listed in (f) and (g) above only if there has been no disproportionate effect on Allegheny Energy and its subsidiaries relative to a hypothetical participant in the utility industry that owns similar power generation assets (with respect to fuel type and location) or if the material adverse effect is the result of an increase in the generally prevailing price of Northern Appalachian coal.

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions.

Conditions to Each Party’s Obligations

Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•	approval by Allegheny Energy stockholders of the merger agreement and the merger;

•	authorization and approval by FirstEnergy shareholders of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment;

•	the absence of any order issued by any court or any other legal restraint preventing or restraining the completion of the merger;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part; and

•	the NYSE listing of the FirstEnergy common stock to be issued in the merger and such other shares to be reserved for issuance in connection with the merger, subject to official notice of issuance.

Additional Conditions to FirstEnergy’s and Merger Sub’s Obligations

The obligation of FirstEnergy and Merger Sub to complete the merger is also subject to the satisfaction or waiver of certain conditions, including:

•	the accuracy of Allegheny Energy’s representations and warranties, except in certain cases where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in the merger agreement) individually or in the aggregate has not had, and would not reasonably be expected to have, a material adverse effect on Allegheny Energy;

•	the performance in all material respects by Allegheny Energy of its obligations under the merger agreement;

•	the absence of any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Allegheny Energy;

•	the delivery by Allegheny Energy to FirstEnergy of an officer’s certificate, dated the closing date of the merger, certifying to the effect that certain closing conditions have been satisfied;

•	the receipt by FirstEnergy of a tax opinion from its legal counsel;

•	the receipt by FirstEnergy of a copy of Allegheny Energy’s tax opinion from its legal counsel;

•	the receipt of federal regulatory approvals without conditions having a material adverse effect on FirstEnergy (without giving effect to the merger) or on the combined company (after giving effect to the merger and to any conditions imposed by state regulatory approvals), and the receipt of state regulatory approvals without conditions having a material adverse effect on Allegheny Energy or FirstEnergy (assuming for this purpose that FirstEnergy and its subsidiaries were a consolidated group of entities of the size and scale of Allegheny Energy and its subsidiaries, taken as a whole); and

•	the receipt by Allegheny Energy of consents or approvals (in a form reasonably satisfactory to FirstEnergy) from sufficient lenders under certain of Allegheny Energy’s credit facilities, such that the merger will not cause any change in control, default or similar event under such facilities (effective February 26, 2010, Allegheny Energy had received such consents).

Additional Conditions to Allegheny Energy’s Obligations

The obligation of Allegheny Energy to complete the merger is also subject to the satisfaction or waiver of certain conditions, including:

•	the accuracy of FirstEnergy’s representations and warranties, except in certain cases where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in the merger agreement) individually or in the aggregate has not had, and would not reasonably be expected to have, a material adverse effect on FirstEnergy;

•	the performance in all material respects by FirstEnergy and Merger Sub of their respective obligations under the merger agreement;

•	the absence of any change or event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on FirstEnergy;

•	the delivery by FirstEnergy to Allegheny Energy of an officer’s certificate, dated the closing date of the merger, certifying to the effect that certain closing conditions have been satisfied;

•	the receipt by Allegheny Energy of a tax opinion from its legal counsel;

•	the receipt by Allegheny Energy of a copy of FirstEnergy’s tax opinion from its legal counsel; and

•	the receipt of federal regulatory approvals without conditions having a material adverse effect on FirstEnergy (without giving effect to the merger) or on the combined company after giving effect to the merger and to any conditions imposed by state regulatory approvals, and the receipt of state regulatory approvals without conditions having a material adverse effect on Allegheny Energy or FirstEnergy (assuming for this purpose that FirstEnergy and its subsidiaries were a consolidated group of entities of the size and scale of Allegheny Energy and its subsidiaries, taken as a whole).

Conduct of Business Pending the Merger

Conduct of Allegheny Energy’s Business

Unless required by applicable law, with the written consent of FirstEnergy (which consent will not be unreasonably withheld, delayed or conditioned), or as expressly required or contemplated by the merger agreement, Allegheny Energy has agreed that it will, and will cause its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger:

•	conduct its business in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve its existing business;

•	subject to certain exceptions, not take, or permit any of its subsidiaries to take, the following actions:

•	amend its organizational documents;

•	declare, set aside or pay dividends or make any distribution payable in cash, stock or property in respect of any capital stock, other than (i) the payment of quarterly dividends not to exceed the current dividend rate and otherwise in accordance with past dividend practice and (ii) the payment of dividends from a subsidiary to Allegheny Energy or to another wholly-owned subsidiary;

•	split, combine or reclassify its capital stock or issue other securities;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	redeem, repurchase or otherwise acquire indebtedness for borrowed money of Allegheny Energy or its subsidiaries, other than between Allegheny Energy and its subsidiaries or among its subsidiaries in the ordinary course, and other than (i) at or within 120 days of stated maturity, (ii) any required amortization payments and mandatory prepayments, and (iii) indebtedness under certain specified agreements;

•	acquire or agree to acquire any person or assets if the amount to be expended exceeds $5 million in any one transaction or $25 million in the aggregate in any 12-month period or if the acquisition is reasonably likely to materially delay the receipt of required regulatory approvals for the merger;

•	make capital expenditures other than (i) as set forth in the budget for 2010 or capital expenditure plan for 2011 (with limitations on amounts with respect to environmental matters), (ii) as required by law or government entities or as necessary to repair damaged or destroyed facilities, (iii) capital expenditures not in excess of $30 million prior to December 31, 2010 or an additional $60 million after such date (with limitations on transmission and distribution capital expenditures) and (iv) capital expenditures related to the TrAIL project or the PATH project or other projects that are fully recoverable through formula rates or that can be passed through to customers;

•	sell, lease, or grant any security interest in or otherwise dispose of or encumber in any 12-month period more than $15 million in the aggregate of its properties or assets, other than (i) dispositions with or among subsidiaries, (ii) dispositions of obsolete assets or assets being replaced, each in the ordinary course, (iii) dispositions according to plans mandated by local or state regulatory agencies, (iv) liens arising under existing indentures and agreements of subsidiaries, (v) cash collateralization of letters of credit upon a default (under existing credit facilities) and (vi) dispositions of accounts receivable of subsidiaries under accounts receivable financing arrangements;

•	increase the compensation or other benefits payable to, or enter into or change any agreement, plan or policy (including employment, change of control, severance, retention or collective bargaining agreements) with or for the benefit of, directors, executive officers, managers or employees, other than (i) increases in compensation or other benefits in the ordinary course, (ii) agreements entered into with newly-hired, non-executive officer employees or for promotions, in each case consistent with past practice, (iii) employment agreements terminable on less than 30 days’ notice without penalty, and (iv) severance agreements with non-executive officers in connection with termination of employment, consistent with past practice;

•	issue equity or dispose of or encumber any other ownership interest in Allegheny Energy or its subsidiaries, other than upon the exercise of existing awards or the granting of new awards in the ordinary course; however, any awards granted after the date of the merger agreement shall not vest or accelerate as a result of consummation of the merger but they may vest or accelerate upon termination of employment without “cause” or upon “good reason” termination;

•	repurchase capital stock;

•	create, incur or assume any indebtedness for borrowed money of Allegheny Energy or guarantees thereof, or enter into any “keep well” agreement, capital lease, “synthetic” lease or conditional sale, other than (i) in the ordinary course on terms that allow for prepayment at any time without penalty, (ii) as otherwise permitted under the merger agreement, (iii) refinancing of existing debt within 120 days of stated maturity or at lower cost of funds, or (iv) borrowings under existing commercial paper programs or revolving credit facilities; provided such actions in clauses (i) through (iv) would not cause any two of Fitch Ratings, Ltd., Standard & Poor’s Ratings Service or Moody’s Investors Service, Inc. to recognize Allegheny Energy’s corporate credit rating to be less than investment grade; also, Allegheny Energy will not make any loans, advances or capital contributions to, or investments in another person, other than in the ordinary course or as required pursuant to an obligation in effect as of the date of the merger agreement;

•	materially change financial accounting policies or procedures, except as required by GAAP, the SEC or applicable law;

•	amend, terminate or materially violate Allegheny Energy’s trading policies which restrict the level of risk Allegheny Energy is authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions (including the anticipated output from Allegheny Energy’s generation fleet and the contracted price of coal), exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions;

•	settle any claim relating to taxes, make or change any tax election, change any methods of tax accounting, file any amended tax return, enter in any closing agreement affecting tax liability or extend the application of any statute of limitations regarding any tax assessment, other than as required by law or if such action would not be materially adverse to Allegheny Energy;

•	settle material legal proceedings, other than payments or settlements (i) that do not exceed $25 million individually or $40 million in aggregate over a 12-month period, (ii) that were due prior to the date of the merger agreement, or (iii) in connection with certain regulatory proceedings;

•	enter into a new line of business or conduct business outside the U.S. other than in the ordinary course;

•	enter into material agreements, or materially modify existing agreements with any governmental entities except as required by law or in the ordinary course;

•	permit insurance to lapse or to not be at levels customary for utility companies;

•	change regulated rates or charges (other than pass-through charges), standards of service or regulatory accounting, or make any filing or agreement with respect thereto, except in consultation with FirstEnergy;

•	enter into, terminate or materially modify (i) a material contract as disclosed in Allegheny Energy’s SEC filings or the merger agreement disclosure schedules, (ii) a power sale contract with a term of three years or longer, or (iii) a coal purchase contract with a term of two years or longer; provided that these restrictions apply only to the extent permitted by law and Allegheny Energy may enter into (x) contracts in an amount under $5 million individually or under $25 million in the aggregate per fiscal year, (y) contracts in respect of the TrAIL and PATH projects or other projects the costs for which are fully recoverable through formula rates or can be passed through to customers, and (z) a power sale contract awarded in a competitive procurement process (irrespective of the terms of such contract);

•	take any action which would reasonably be expected to prevent, interfere with or delay the merger; or

•	agree or commit to take any of the foregoing actions.

Conduct of FirstEnergy’s Operations

Unless required by applicable law, with the written consent of Allegheny Energy (which consent will not be unreasonably withheld, delayed or conditioned) in writing, or except as expressly required or contemplated by to the merger agreement, FirstEnergy has agreed that it will, and will cause its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger:

•	conduct its business in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve its existing business;

•	subject to certain exceptions, not take, or permit any of its subsidiaries to take, the following actions:

•	amend its organizational documents;

•	declare, set aside or pay dividends or make any distribution payable in cash, stock or property in respect of any capital stock, other than (i) the payment of quarterly dividends not to exceed the current dividend rate and otherwise in accordance with past dividend practice and (ii) the payment of dividends from a subsidiary to FirstEnergy or to another wholly owned subsidiary;

•	split, combine or reclassify its capital stock or issue other securities;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	redeem, repurchase or otherwise acquire indebtedness for borrowed money of FirstEnergy or its subsidiaries, other than between FirstEnergy and its subsidiaries or among its subsidiaries in the ordinary course, and other than (i) at or within 120 days of stated maturity, (ii) any required amortization payments and mandatory prepayments and (iii) indebtedness under certain specified agreements;

•	acquire or agree to acquire any person or assets if (i) the amount to be expended exceeds $350 million in any one transaction or $700 million in the aggregate; provided that any acquisition would not result in a downgrade of FirstEnergy’s unsecured credit rating below investment grade or (ii) such acquisition is reasonably likely to materially delay the receipt of required regulatory approvals for the merger;

•	sell, lease or grant any security interest in or otherwise dispose of or encumber any material portion of its material properties or assets, other than (i) dispositions with or among subsidiaries, (ii) dispositions of obsolete assets or assets being replaced, each in the ordinary course, (iii) dispositions according to plans mandated by local or state regulatory agencies, (iv) liens arising under existing indentures and agreements of subsidiaries, (v) cash collateralization of letters of credit upon a default (under existing credit facilities), and (vi) dispositions of accounts receivable of subsidiaries under accounts receivable financing arrangements;

•	materially increase the compensation or other benefits payable to, or enter into or change any agreement, plan or policy (including employment, change of control, severance, retention or collective bargaining agreements) with or for the benefit of, directors, executive officers, managers or employees, other than in the ordinary course, and other than (i) agreements entered into with newly-hired employees or for promotions, in each case consistent with past practice, (ii) employment agreements terminable on less than 30 days’ notice without penalty, (iii) severance agreements with non-executive officers in connection with termination of employment, consistent with past practice, (iv) renewals of existing severance agreements, or (v) employment or severance agreements entered into in the ordinary course consistent with past practice with executive officers, but only to the extent payments under such agreements are not made solely as a result of consummation of the merger;

•	issue equity or dispose of or encumber any other ownership interest in FirstEnergy or its subsidiaries, other than upon the exercise of existing awards or the granting of new awards in the ordinary course; however, any awards granted after the date of the merger agreement shall not vest or accelerate as a result of consummation of the merger;

•	repurchase capital stock;

•	create, incur or assume any indebtedness for borrowed money of FirstEnergy or guarantees thereof, or enter into any “keep well” agreement, capital lease, “synthetic” lease or conditional sale, other than (i) in the ordinary course, (ii) as otherwise permitted under the merger agreement, (iii) refinancing of existing debt on commercially reasonable terms, or (iv) borrowings under existing commercial paper programs or revolving credit facilities; provided such actions in clauses (i) through (iv) would not cause any two of Fitch Ratings, Ltd., Standard & Poor’s Ratings Service or Moody’s Investors Service, Inc. to recognize FirstEnergy’s corporate credit rating to be less than investment grade; also, FirstEnergy will not make any loans, advances or capital contributions to, or investments in another person, other than in the ordinary course or as required pursuant to an obligation in effect as of the date of the merger agreement;

•	materially change financial accounting policies or procedures, except as required by GAAP, the SEC or applicable law;

•	amend, terminate or materially violate FirstEnergy’s trading policies which restrict the level of risk FirstEnergy is authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions;

•	settle any claim relating to taxes, make or change any tax election, change any methods of tax accounting, file any amended tax return, enter in any closing agreement affecting tax liability or extend the application of any statute of limitations regarding any tax assessment, other than as required by law or if such action would not be materially adverse to FirstEnergy;

•	settle material legal proceedings, other than payments or settlements (i) that do not exceed $30 million individually or $70 million in aggregate over a 12-month period, (ii) that were due prior to the date of the merger agreement, or (iii) in connection with regulatory proceedings;

•	enter into a new line of business or conduct non-U.S. business other than in the ordinary course;

•	permit insurance to lapse or not be at levels customary for utility companies;

•	take any action which would reasonably be expected to prevent, interfere with or delay the merger; or

•	agree or commit to take any of the foregoing actions.

Additional Agreements

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

FirstEnergy and Allegheny Energy will use reasonable best efforts to have the Form S-4 registration statement of which this joint proxy statement/prospectus is a part declared effective as promptly as reasonably practicable, and will mail the joint proxy statement/prospectus to FirstEnergy and Allegheny Energy shareholders. FirstEnergy and Allegheny Energy will generally consult on all matters related to the preparation and filing of this joint proxy statement/prospectus.

Shareholders’ Meetings

Each of FirstEnergy and Allegheny Energy will, as promptly as practicable after the Form S-4 registration statement of which this joint proxy statement/prospectus is a part is declared effective under the Securities Act, take all action necessary in accordance with applicable laws and their respective organizational documents, and duly give notice of, convene and hold a meeting of its shareholders to consider, respectively, at the FirstEnergy special meeting, the authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and the adoption of the charter amendment and, at the Allegheny Energy special meeting, the approval of the merger agreement and the merger.

Except in the case of a permitted change of recommendation by Allegheny Energy, Allegheny Energy will, through its board of directors, recommend that its stockholders approve the merger agreement and the merger and will use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the merger agreement and the merger and to take all other action necessary or advisable to secure the approval of its stockholders required by the rules of the NYSE or applicable laws. Except in the case of a permitted change of recommendation by FirstEnergy, FirstEnergy will, through its board of directors, recommend that its shareholders authorize and approve the share issuance and the other transactions contemplated by the merger agreement and adopt the charter amendment, and will use reasonable best efforts to solicit from its shareholders proxies in favor of the share issuance and the other transactions contemplated by the merger agreement and the charter amendment and to take all other action necessary or advisable to secure the approval of its shareholders required by the rules of the NYSE or applicable laws.

Each of FirstEnergy and Allegheny Energy will use reasonable best efforts to hold their respective special meeting of shareholders on the same date as the other party and as soon as reasonably practicable after the date of the merger agreement.

Stock Exchange Listing

FirstEnergy has agreed to use its reasonable best efforts to cause the shares of FirstEnergy common stock issuable as merger consideration to be listed on the NYSE prior to the effective time of the merger, subject to official notice of issuance.

Employee Benefit Matters

Upon and after the completion of the merger, FirstEnergy will generally honor all Allegheny Energy benefit plans that were in place prior to the merger in accordance with their terms as in effect immediately prior to the completion of the merger. However, FirstEnergy will not be prohibited from amending or terminating any of those plans in accordance with their terms or from terminating any Allegheny Energy employee to the extent permitted by applicable law.

For a period of at least one year following the completion of the merger, FirstEnergy will generally provide to each current and former non-union Allegheny Energy employee compensation and employee benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to those employees immediately before the merger. However, FirstEnergy is entitled to make modifications to the compensation and benefits of those employees to the extent the modifications do not result in compensation and benefits for those employees that are less favorable in the aggregate than the compensation and benefits that are then provided to similarly situated non-union employees of FirstEnergy. Notwithstanding the foregoing to the contrary, FirstEnergy will not reduce, but will not be obligated to increase, the rate at which any Allegheny Energy employee, who immediately prior to the merger earned at least five weeks paid vacation per year, earns paid vacation time after completion of the merger.

For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of FirstEnergy and its subsidiaries providing benefits to any Allegheny Energy employees after the completion of the merger, referred to as the New Plans, each Allegheny Energy employee will be credited for his or her years of service with Allegheny Energy prior to the merger to the same extent as the Allegheny Energy employee was entitled, prior to the merger, to credit for service under any similar Allegheny Energy employee benefit plan in which the Allegheny Energy employee participated or was eligible to participate immediately prior to the merger. However, the foregoing will not apply to the extent any duplication of benefits or benefit accrual under a defined benefit pension plan would occur. In addition, (a) each Allegheny Energy employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under the New Plan is comparable to an existing Allegheny Energy benefit plan, and (b) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Allegheny Energy employee, all pre-existing condition exclusions and actively-at-work requirements will be waived for the employee and his or her covered dependents, unless the conditions would not have been waived under the comparable plans of Allegheny Energy or its subsidiaries in which the employee participated immediately prior to the merger. Any eligible expenses incurred by the employee and his or her covered dependents during the time the employee’s participation in the Allegheny Energy plan ends and the time the employee’s participation in the corresponding New Plan begins will be taken into account under the New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the employee and his or her covered dependents for the applicable plan year as if the amounts had been paid in accordance with the New Plan.

Following the completion of the merger, FirstEnergy will generally honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of the parties that generally existed prior to the merger that apply to any current or former employee or current or former director of Allegheny Energy. However, this will not prevent FirstEnergy from enforcing those contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate those contracts, agreements, collective bargaining agreements or commitments.

For a period of at least one year following the completion of the merger, FirstEnergy will provide severance benefits on an individual-by-individual basis that are no less favorable to Allegheny Energy employees than the severance benefits provided to Allegheny Energy employees under Allegheny Energy’s severance programs as of immediately prior to the merger.

If an applicable Allegheny Energy benefit plan is terminated in which non-union employees of Allegheny Energy participate, FirstEnergy will (a) permit the affected non-union employees to participate in any similar plan established by FirstEnergy in a manner substantially similar to similarly situated employees of FirstEnergy, recognizing that the availability, providers or benefit levels of the plan established by FirstEnergy may reflect differing circumstances; (b) waive any pre-existing condition exclusions and actively-at-work requirements with respect to the applicable FirstEnergy plan; and (c) provide that any expenses incurred by any affected employee or his or her covered dependents on or before the date the merger is completed will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions with respect to the applicable FirstEnergy plan.

FirstEnergy will (a) allow, following the completion of the merger, Allegheny Energy employees to use the remaining amount of accrued but unused vacation and sick leave to which those employees were entitled immediately prior to the merger; (b) allow the Allegheny Energy employees to participate, as soon as practical, in all job placement, job posting, job training, career development and educational programs of FirstEnergy; and (c) consider Allegheny Energy employees for positions at FirstEnergy and its subsidiaries resulting from the merger using criteria including previous work history, job experience and qualifications.

Section 16 Matters

Prior to the effective time of the merger, FirstEnergy and Allegheny Energy will take all such steps as may be required to cause any dispositions of shares of Allegheny Energy common stock in connection with the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Allegheny Energy or will become subject to such reporting requirements with respect to FirstEnergy, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Certain Tax Matters

The merger agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each of FirstEnergy and Allegheny Energy will use their reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and to obtain tax opinions as set forth in the merger agreement.

Efforts Related to Consents and Approvals of Governmental Entities and Third Parties

Subject to the terms and conditions of the merger agreement, each of FirstEnergy and Allegheny Energy will use its reasonable best efforts to promptly take all actions necessary, proper or advisable under applicable laws to complete the merger, including obtaining all necessary approvals from governmental entities, obtaining all necessary third party approvals, defending any legal proceedings relating to the merger, and all other actions reasonably necessary to complete the merger, but no party will be required to pay any fee or penalty for any consent or approval (and Allegheny Energy and its subsidiaries will not pay more than $17.5 million without FirstEnergy’s prior consent).

Subject to the terms and conditions of the merger agreement, FirstEnergy and Allegheny Energy will as promptly as practicable, make all relevant filings with governmental entities, including with the FERC and any filings under the HSR Act and will use reasonable best efforts to cooperate with each other in determining any required consents, timely make all such other filings, and take any actions necessary, proper or advisable to complete the merger, including taking any action necessary to resolve any objections. FirstEnergy and Allegheny Energy agree to consult with each other and keep each other appraised of any developments.

If any administrative or judicial proceeding is instituted or threatened to challenge the merger as violating regulatory law, FirstEnergy and Allegheny Energy will cooperate and use their reasonable best efforts to contest and resist any such proceeding.

In using their reasonable best efforts to obtain these required regulatory approvals, under the terms of the merger agreement, neither FirstEnergy nor Allegheny Energy may be required to take certain actions (such as divesting or holding separate assets or entering into settlements or consent decrees) (i) as required by federal governmental authorities if such action would reasonably be expected to have a material adverse effect on FirstEnergy (without giving effect to the merger) or on the combined company (giving effect to the merger and to any conditions imposed by state regulatory approvals); or (ii) as required by state regulatory authorities if such action would reasonably be expected to have a material adverse effect on Allegheny Energy or on FirstEnergy, provided that for purposes of determining whether a potential adverse effect resulting from a condition imposed by a state regulatory authority would be expected to have a material adverse effect on FirstEnergy, FirstEnergy shall be deemed to be a company the size and scale of Allegheny Energy.

Public Statements

Subject to certain exceptions, and except as required by applicable law, FirstEnergy, Merger Sub and Allegheny Energy will use reasonable best efforts to consult with each other before issuing any press release or making any public announcement relating to the merger.

Charitable Contributions

During the three-year period after closing, FirstEnergy will provide community development and charitable contributions to Allegheny Energy’s utility service areas consistent with Allegheny Energy’s current levels, and thereafter consistent with FirstEnergy levels of contributions within its utility service areas.

Integration Committee

FirstEnergy and Allegheny Energy have created a transition team and transition steering committee comprised of management and senior executives from both FirstEnergy and Allegheny

Energy to examine various alternatives regarding the manner in which to best integrate the businesses of FirstEnergy and Allegheny Energy after the effective time, subject to applicable law.

Investigation

To the extent it does not unreasonably disrupt the operations of the other party, cause a violation of any third party agreement or applicable law, or risk a loss of privilege, FirstEnergy and Allegheny Energy will afford the other party and its officers, employees and representatives reasonable access during normal business hours, until the earlier of the effective time and the termination of the merger agreement, to its and its subsidiaries’ personnel and properties, contracts, commitments, books and records and any documents filed or received by it pursuant to applicable law and with such additional accounting, financing, operating and other data and information regarding it and its subsidiaries as the other party may reasonably request. Consistent with applicable law, FirstEnergy and Allegheny Energy will, and will cause their respective subsidiaries to discuss, on a reasonable basis, with the other’s representatives, material operational and regulatory matters and the general status of their ongoing operations for purposes related to the completion of the merger, and furnish promptly all other information concerning their business, properties and personnel as the other may reasonably request in connection with the merger. Allegheny Energy will permit FirstEnergy and its officers, employees and representatives access to its and its subsidiaries’ properties to perform environmental site assessments, subject to certain limitations.

Indemnification and Insurance

All rights to indemnification existing in favor of the current or former directors, officers and employees of Allegheny Energy and its subsidiaries as provided in the organizational and governing documents or indemnification agreements of Allegheny Energy and its subsidiaries, in each case as in effect as of the effective time with respect to matters occurring prior to the effective time of the merger, will survive the merger and will continue in full force and effect as obligations of the surviving entity for a period of not less than six years after the effective time. FirstEnergy has agreed to guarantee the full performance of these indemnification obligations by Allegheny Energy.

For a period of six years after the effective time, FirstEnergy will cause Allegheny Energy to maintain insurance policies for the persons who, as of the date of the merger agreement or as of the closing date of the merger, are covered by Allegheny Energy’s existing directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the effective time of the merger, provided that FirstEnergy will not be required to pay in excess of 250% of the last annual premium paid by Allegheny Energy for its existing coverage in the aggregate. Alternatively, FirstEnergy may direct Allegheny Energy to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Allegheny Energy would be permitted to spend during the six-year period, that provides coverage no materially less favorable than described above.

State Takeover Laws

FirstEnergy and Allegheny Energy have agreed that if any state antitakeover laws become, or may purport to be, applicable to the transactions contemplated by the merger, FirstEnergy and Allegheny Energy will grant such approvals and take such actions as are reasonably necessary so that the merger may be completed as promptly as practicable and otherwise act to minimize the effects of such laws on the merger.

Non-Solicitation

Neither FirstEnergy nor Allegheny Energy, nor any of their subsidiaries or their respective officers, directors or employees will, and each will use its reasonable best efforts not to, directly or indirectly, take any of the following actions:

•	solicit, initiate, seek, knowingly encourage or knowingly take any other action designed to facilitate any acquisition proposal;

•	furnish any nonpublic information in connection with any acquisition proposal;

•	engage or participate in any discussions or negotiations with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any agreement for an acquisition transaction;

except, FirstEnergy or Allegheny Energy may, as applicable, prior to shareholder approval of its respective proposals related to the merger, and subject to certain notice and other requirements, furnish nonpublic information to, or engage in discussions or negotiations with, any person in response to an unsolicited, bona fide acquisition proposal that the board of directors of that party determines in good faith after consultation with its financial advisors is, or would be reasonably likely to lead to a superior offer, so long as:

•	the board of directors of that party concludes in good faith after consultation with its outside legal counsel that failure to take such action would be reasonably likely to be inconsistent with the exercise of the board of directors’ duties under applicable law;

•	any acquisition proposal does not result from an intentional or material breach of its non-solicitation obligations;

•	notice is provided to the other party within 24 hours of receiving any acquisition proposal; and

•	the company furnishes any nonpublic information provided to the maker of the acquisition proposal only pursuant to a confidentiality agreement on terms no less favorable to it than the confidentiality agreement between FirstEnergy and Allegheny Energy and furnishes the same information to the other party to the merger agreement at substantially the same time.

In addition, FirstEnergy or Allegheny Energy, may, as applicable, take and disclose to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any acquisition proposal.

If either party receives an acquisition proposal it will promptly keep the other party advised orally and in writing of such proposal, including providing all documents and correspondence related thereto.

“Acquisition proposal” means any bona fide offer, inquiry, proposal or indication of interest received from a third party relating to any acquisition transaction.

“Acquisition transaction” means, as applicable to FirstEnergy or Allegheny Energy and their respective subsidiaries, any transaction involving any merger, consolidation, share exchange or similar transaction; any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “Group” (as defined in the Exchange Act) of persons acquires beneficial or record ownership of securities representing twenty percent (20%) or more of any class of equity securities, any acquisition of any business or assets that constitute twenty percent

(20%) or more of the consolidated net revenues, net income or assets, taken as a whole, or any liquidation or dissolution.

“Superior offer” means an acquisition proposal to acquire at least a majority of the outstanding equity securities or assets of FirstEnergy or Allegheny Energy, respectively, on terms that its respective board of directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is more favorable, from a financial point of view, to its respective shareholders than the merger and the transactions contemplated by it (including any proposal by the other party to amend the terms of the merger agreement which are committed to in writing) and is reasonably likely to be completed, taking into account, (a) all financial considerations and financial aspects of such acquisition proposal and the merger and the transactions contemplated by the merger agreement, (b) all strategic considerations, including whether such acquisition proposal is more favorable from a long-term strategic standpoint, (c) all legal and regulatory considerations of such acquisition proposal and the merger and the other transactions contemplated by the merger agreement, (d) the identity of the third party making such acquisition proposal, (e) the conditions and likelihood of completion of such acquisition proposal as compared to the merger and the other transactions contemplated by the merger agreement (taking into account any necessary regulatory approvals), (f) whether such acquisition proposal is likely to impose material obligations on FirstEnergy or Allegheny Energy, as applicable (or the post-closing entity in which its respective shareholders will hold securities) in connection with obtaining necessary regulatory approvals, (g) whether such acquisition proposal is subject to a financing condition and the likelihood of such acquisition proposal being financed, and (h) the payment of any termination fee by FirstEnergy or Allegheny Energy, as applicable, if relevant.

Ability to Make a Change of Recommendation

Neither FirstEnergy nor Allegheny Energy may change its recommendation to its shareholders or fail to re-affirm its recommendation after being requested to do so by the other party, make any public statement inconsistent with its recommendation or approve, adopt or recommend any acquisition proposal, except that FirstEnergy or Allegheny Energy may change its recommendation if:

•	such party has received an acquisition proposal that its board of directors determines, in good faith after consultation with its financial advisors, constitutes a superior proposal;

•	such party’s board of directors determines, after consultation with outside legal counsel, that failure to change its recommendation or terminate the merger agreement would be reasonably likely to be inconsistent with its duties under applicable law;

•	the other party was given five business days’ notice of the intent to change the board recommendation, during which time the merger agreement must be renegotiated in good faith, if so requested, to avoid a change of recommendation; and

•	the other party was given at least two hours advance written notice of the change of recommendation or taking of such other action.

In addition, either FirstEnergy or Allegheny Energy may change its recommendation to its shareholders where there has been no acquisition proposal, if:

•	such party’s board of directors determines, after consultation with outside legal counsel, that failure to change its recommendation would be reasonably likely to be inconsistent with its duties under applicable law;

•	the other party was given five business days’ notice of the intent to change the board recommendation, during which time the merger agreement must be renegotiated in good faith, if so requested, to avoid a change of recommendation; and

•	the other party was given at least two hours advance written notice of the change of recommendation.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned, at any time before the merger is completed and whether before or after FirstEnergy and/or Allegheny Energy shareholder approval has been obtained, in the following circumstances:

•	by FirstEnergy and Allegheny Energy’s mutual written agreement;

•	by FirstEnergy or Allegheny Energy, if the merger is not completed on or prior to the 14 month anniversary of the signing of the merger agreement, or April 10, 2011, referred to as the End Date, unless, prior to that date the End Date is extended for three months by either party by written notice to the other; and provided further that if all closing conditions have been satisfied or are capable of being satisfied (other than certain conditions with respect to approvals and legal restraints), the End Date may be extended by Allegheny Energy or FirstEnergy from time to time by written notice up to a date not beyond an additional three months after the End Date; provided further, if there has been an order by a governmental authority and the End Date falls during the waiting period with respect to such order during which the merger cannot be consummated, then the End Date will be deemed to fall three days after the end of that waiting period; however, if a party has caused the failure of the merger to close by failing to comply with the merger agreement, then that party will not have the right to terminate the merger agreement in accordance with any of the provisions described in this paragraph;

•	by FirstEnergy or Allegheny Energy, if a governmental entity has taken any action preventing or prohibiting the completion of the merger and such action has become final and nonappealable and the party seeking to terminate has used reasonable best efforts to prevent such action;

•	by FirstEnergy or Allegheny Energy, if the Allegheny Energy stockholder approval is not obtained after the Allegheny Energy stockholder meeting has concluded so long as, in the case of a termination by Allegheny Energy, the failure to obtain Allegheny Energy stockholder approval was not caused by Allegheny Energy’s material breach of the merger agreement;

•	by FirstEnergy or Allegheny Energy, if the FirstEnergy shareholder approval is not obtained after the FirstEnergy shareholder meeting has concluded so long as, in the case of a termination by FirstEnergy, the failure to obtain FirstEnergy shareholder approval was not caused by FirstEnergy’s material breach of the merger agreement;

•	by FirstEnergy or Allegheny Energy, if the other has materially breached any representation or agreement that would result in a failure to be satisfied of the conditions to such terminating party’s obligations to complete the merger and which cannot be cured by the End Date, provided the terminating party has given the other notice of such breach at least 30 days prior to the termination;

•	by FirstEnergy or Allegheny Energy, if the other has materially breached its non-solicitation obligations;

•	by FirstEnergy or Allegheny Energy, before obtaining its shareholder approval in order to enter into an agreement for a superior offer, if it has complied with its non-solicitation obligations described above and provided the other party with five business days written notice of its intent to terminate the merger agreement and the other party does not make, within five business days of receipt of such notice, an offer that the terminating party’s board of directors determines (after good faith negotiation with the other party), in its reasonable good faith judgment after consultation with its financial advisors, is more favorable, from a financial point of view, to the shareholders of FirstEnergy or Allegheny Energy, as applicable, than the applicable superior offer, subject to paying of any applicable termination fee;

•	by FirstEnergy or Allegheny Energy, if there has been a change of recommendation by the board of directors of the other party; or

•	by FirstEnergy, if waivers with respect to certain debt facilities of Allegheny Energy and certain of its subsidiaries expire, and change in control (as defined in the debt facilities) provisions are triggered, subject to certain limitations (effective February 26, 2010, Allegheny Energy had obtained consents to the merger from the lenders under such debt facilities such that the merger will not cause any change in control, default or similar event under these debt facilities).

Effect of Termination

Allegheny Energy has agreed to pay FirstEnergy $150 million (and FirstEnergy’s reasonably documented transaction expenses up to $45 million) if the merger agreement is terminated:

•	by FirstEnergy, if Allegheny Energy materially breaches its non-solicitation obligations;

•	by FirstEnergy, upon a change of recommendation by the board of directors of Allegheny Energy;

•	by Allegheny Energy, if it accepts a superior offer;

•	by FirstEnergy, if Allegheny Energy willfully breaches any representation or agreement that would result in a failure to be satisfied of the conditions to complete the merger, or by FirstEnergy or Allegheny Energy if the Allegheny Energy stockholder approval is not obtained or the merger is not completed by the End Date and, in each case:

•	prior to termination, there is a public announcement of another acquisition proposal for Allegheny Energy; and

•	within 12 months of termination, Allegheny Energy signs or consummates an acquisition transaction.

FirstEnergy has agreed to pay Allegheny Energy $350 million (and reasonably documented transaction expenses up to $45 million) if the merger agreement is terminated:

•	by Allegheny Energy, if FirstEnergy materially breaches its non-solicitation obligations;

•	by Allegheny Energy, upon a change of recommendation by the board of directors of FirstEnergy;

•	by FirstEnergy, if it accepts a superior offer;

•	by Allegheny Energy, if FirstEnergy willfully breaches any representation or agreement that would result in a failure to be satisfied of the conditions to complete the merger, or by

FirstEnergy or Allegheny Energy if the FirstEnergy shareholder approval is not obtained or the merger is not completed by the End Date and, in each case:

•	prior to termination, there is a public announcement of an acquisition proposal for FirstEnergy; and

•	within 12 months of termination, FirstEnergy signs or consummates an acquisition transaction.

Allegheny Energy has agreed to reimburse FirstEnergy’s reasonably documented transaction expenses (up to $45 million) if FirstEnergy terminates the merger agreement because the Allegheny Energy stockholder approval was not obtained, but no termination fee is payable;

Allegheny Energy has agreed to reimburse 75% of FirstEnergy’s reasonably documented transaction expenses (up to $33.75 million) if FirstEnergy terminates the merger agreement because waivers with respect to certain debt facilities of Allegheny Energy and certain of its subsidiaries expire, and change in control (as defined in the debt facilities) provisions are triggered, subject to certain limitations (effective February 26, 2010, Allegheny Energy had obtained consents to the merger from the lenders under such debt facilities such that the merger will not cause any change in control, default or similar event under these debt facilities); and

FirstEnergy has agreed to reimburse Allegheny Energy’s reasonably documented transaction expenses (up to $45 million), if Allegheny Energy terminates the merger agreement because the FirstEnergy shareholder approval was not obtained, but no termination fee was payable.

For purposes of this section “Effect of Termination,” “acquisition proposal”, “acquisition transaction” and “superior offer” shall have the meanings ascribed in the section entitled “—Non-Solicitation” above, except that all references to twenty percent (20%) shall be fifty percent (50%). “Change of recommendation” means that the board of FirstEnergy or Allegheny Energy, respectively:

•	withholds, withdraws, qualifies or modifies its recommendation in a manner adverse to the other;

•	makes any other public statement in connection with its shareholders’ or stockholders’ meeting or the merger agreement or the merger inconsistent with its recommendation;

•	approves, adopts or recommends any acquisition proposal; or

•	fails to reaffirm or re-publish its recommendation within five days of being requested by the other party to do so.

Fees and Expenses

All expenses incurred in connection with the merger agreement and the transactions contemplated by it will be paid by the party incurring such expenses, whether or not the merger is completed, except that the HSR Act filing fees and the expenses incurred in connection with printing, filing and mailing of the joint proxy statement/prospectus (including applicable SEC fees) will be borne equally by FirstEnergy and Allegheny Energy.

Amendment and Waiver

The merger agreement may be amended by the parties at any time before or after the Allegheny Energy stockholders approve the merger agreement; provided, however, that after any such approval, the parties will not make any amendment that by law requires further approval by the stockholders of Allegheny Energy without the further approval of those stockholders. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any waiver of a provision of the merger agreement must be in writing and signed by the party against whom the waiver is to be effective.

Third Party Beneficiaries

The merger agreement, except for the indemnification and insurance provisions described above, does not confer upon any person other than the parties to the merger agreement any rights or remedies.

Governing Law

The merger agreement is governed by and will be construed in accordance with (a) the laws of the State of Maryland with respect to the merger or fiduciary duties of the board of directors of Allegheny Energy or Merger Sub, (b) the laws of the State of Ohio with respect to fiduciary duties of the board of directors of FirstEnergy, and (c) the laws of the State of New York with respect to all other matters, without giving effect to any choice of law provision that would cause the application of a different jurisdiction’s law.

Jurisdiction; Specific Performance

Any matters related to the merger agreement or the transactions contemplated by it must be exclusively brought in the Federal court located in Manhattan, New York. FirstEnergy and Allegheny Energy are entitled to seek specific performance to enforce the terms of the merger agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (pro forma financial statements) have been derived from the historical consolidated financial statements of FirstEnergy and Allegheny Energy incorporated by reference in this joint proxy statement/prospectus.

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Income (pro forma statements of income) for the three months ended March 31, 2010 and the year ended December 31, 2009 give effect to the merger as if it were completed on January 1, 2009. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (pro forma balance sheet) as of March 31, 2010 gives effect to the merger as if it were completed on March 31, 2010.

The historical consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of FirstEnergy and Allegheny Energy.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed.

The acquisition of Allegheny Energy common stock by FirstEnergy in the merger will be accounted for in accordance with the acquisition method of accounting and the regulations of the SEC. The purchase price will be determined on the basis of the fair value on the acquisition date of the shares of FirstEnergy common stock issued in the merger. The purchase price for the pro forma financial statements is based on the closing price of FirstEnergy common stock on the NYSE on June 23, 2010, of $36.10 and the exchange of Allegheny Energy’s outstanding shares of common stock for the right to receive 0.667 of a share of FirstEnergy common stock.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements. Since the pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements;

•	the consolidated financial statements of FirstEnergy as of and for the year ended December 31, 2009 included in FirstEnergy’s Form 10-K, and incorporated by reference in this joint proxy statement/prospectus;

•	the unaudited consolidated interim financial statements of FirstEnergy as of and for the three months ended March 31, 2010 included in FirstEnergy’s Form 10-Q, and incorporated by reference in this joint proxy statement/prospectus;

•	the consolidated financial statements of Allegheny Energy as of and for the year ended December 31, 2009 included in Allegheny Energy’s Form 10-K, and incorporated by reference in this joint proxy statement/prospectus;

•	the unaudited consolidated interim financial statements of Allegheny Energy as of and for the three months ended March 31, 2010 included in Allegheny Energy’s Form 10-Q, and incorporated by reference in this joint proxy statement/prospectus; and

•	the other information contained in or incorporated by reference in this joint proxy statement/prospectus.

FIRSTENERGY CORP. AND ALLEGHENY ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME
For the Three Months Ended March 31, 2010

		Allegheny	Pro Forma		Pro Forma
	FirstEnergy	Energy (a)	Adjustments		Combined
	(In millions, except per share amounts)

REVENUES	$3,299	$1,049	$		$4,348

EXPENSES:
Fuel and purchased power	1,572	466	13	(b)	2,051
Other operating expenses	701	219	(5	)(c)	915
Provision for depreciation and amortization, net	405	88	4	(d)	497
General taxes	205	57			262

Total expenses	2,883	830	12		3,725

OPERATING INCOME	416	219	(12)		623

OTHER INCOME (EXPENSE):
Investment income, net	16	2			18
Interest expense	(172)	(77)	17	(e)	(232)

Total other expense	(156)	(75)	17		(214)

INCOME BEFORE INCOME TAXES	260	144	5		409
INCOME TAXES	111	56	2	(f)	169

NET INCOME	149	88	3		240
Noncontrolling interest income (loss)	(6)	—			(6)

EARNINGS AVAILABLE TO PARENT	$155	$88	$3		$246

BASIC EARNINGS PER SHARE OF COMMON STOCK	$0.51	$0.52			$0.59

WEIGHTED AVERAGE NUMBER OF BASIC SHARES OUTSTANDING	304	170	(56	)(g)	418

DILUTED EARNINGS PER SHARE OF COMMON STOCK	$0.51	$0.52			$0.59

WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING	306	170	(56	)(g)	420

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

FIRSTENERGY CORP. AND ALLEGHENY ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2009

		Allegheny	Pro Forma		Pro Forma
	FirstEnergy	Energy (a)	Adjustments		Combined
	(In millions, except per share amounts)

REVENUES	$12,967	$3,427	$		$16,394

EXPENSES:
Fuel and purchased power	5,883	1,388	55	(b)	7,326
Other operating expenses	2,697	687	(19	)(c)	3,365
Provision for depreciation and amortization, net	1,755	218	16	(d)	1,989
General taxes	753	214			967

Total expenses	11,088	2,507	52		13,647

OPERATING INCOME	1,879	920	(52)		2,747

OTHER INCOME (EXPENSE):
Investment income, net	204	7			211
Interest expense	(848)	(291)	74	(e)	(1,065)

Total other expense	(644)	(284)	74		(854)

INCOME BEFORE INCOME TAXES	1,235	636	22		1,893
INCOME TAXES	245	242	8	(f)	495

NET INCOME	990	394	14		1,398
Noncontrolling interest income (loss)	(16)	1			(15)

EARNINGS AVAILABLE TO PARENT	$1,006	$393	$14		$1,413

BASIC EARNINGS PER SHARE OF COMMON STOCK	$3.31	$2.32			$3.38

WEIGHTED AVERAGE NUMBER OF BASIC SHARES OUTSTANDING	304	170	(56	)(g)	418

DILUTED EARNINGS PER SHARE OF COMMON STOCK	$3.29	$2.31			$3.36

WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING	306	170	(56	)(g)	420

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

FIRSTENERGY CORP. AND ALLEGHENY ENERGY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
As of March 31, 2010

		Allegheny	Pro Forma			Pro Forma
	FirstEnergy	Energy(a)	Adjustments			Combined
		(In millions)

ASSETS
Current Assets:
Cash and cash equivalents	$310	$186	$			$496
Receivables	1,395	400				1,795
Materials and supplies, at average cost	699	300		14	(h)	1,013
Prepaid taxes and other	450	393		49	(i)	892

	2,854	1,279		63		4,196

Property, Plant and Equipment
In service, net	16,426	8,185		918	(j)	25,529
Construction work in progress	2,931	913				3,844

	19,357	9,098		918		29,373

Investments:
Nuclear plant decommissioning trusts	1,882	—				1,882
Investments in lease obligation bonds	495	—				495
Other	609	138		20	(h)	767

	2,986	138		20		3,144

Deferred Charges and Other Assets:
Goodwill	5,575	367		231	(k)	6,173
Regulatory assets	2,398	724				3,122
Power purchase contract asset	148	—				148
Other	760	94		273	(i)(n)	1,127

	8,881	1,185		504		10,570

	$34,078	$11,700		$1,505		$47,283

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Currently payable long-term debt	$1,783	$167	$			$1,950
Short-term borrowings	886	—				886
Accounts payable	772	413		95	(l)	1,280
Accrued taxes and other	1,445	379				1,824

	4,886	959		95		5,940

Capitalization:
Common stockholders’ equity-
Common stock	31	212		(201	)(m)	42
Other paid-in capital	5,432	1,974		2,135	(m)	9,541
Treasury stock	—	(2)		2	(m)	—
Accumulated other comprehensive loss	(1,399)	(44)		44	(m)	(1,399)
Retained earnings	4,482	1,086		(1,145	)(m)	4,423

Total common stockholders’ equity	8,546	3,226		835		12,607
Noncontrolling interest	(11)	—				(11)

Total equity	8,535	3,226		835		12,596
Long-term debt and other long-term obligations	11,847	4,398		204	(n)	16,449

	20,382	7,624		1,039		29,045

Noncurrent Liabilities:
Accumulated deferred income taxes	2,602	1,537		371	(o)	4,510
Asset retirement obligations	1,449	56				1,505
Deferred gain on sale and leaseback transaction	984	—				984
Power purchase contract liability	738	110				848
Retirement benefits	1,527	619				2,146
Lease market valuation liability	251	—				251
Regulatory liabilities	—	469				469
Other	1,259	326				1,585

	8,810	3,117		371		12,298

Commitments, Guarantees and Contingencies

	$34,078	$11,700		$1,505		$47,283

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Basis of Pro Forma Presentation

The pro forma consolidated statements of income for the three months ended March 31, 2010 and the year ended December 31, 2009 give effect to the merger as if it were completed on January 1, 2009. The pro forma consolidated balance sheet as of March 31, 2010 gives effect to the merger as if it were completed on March 31, 2010.

The pro forma financial statements have been derived from the historical consolidated financial statements of FirstEnergy and Allegheny Energy that are incorporated by reference in this joint proxy statement/prospectus. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial statements. Since the pro forma financial statements have been prepared based upon preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The merger is reflected in the pro forma financial statements as being accounted for based on the guidance provided by accounting standards for business combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 2 to the unaudited pro forma financial statements. In accordance with accounting guidance for business combinations, the assets acquired and the liabilities assumed have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the merger, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the merger is completed and the final amounts recorded for the merger may differ materially from the information presented.

Estimated transaction costs have been excluded from the pro forma consolidated income statement as they reflect non-recurring charges directly related to the merger. However, the anticipated transaction costs are reflected in the pro forma consolidated balance sheet, as an accrual to accounts payable and a reduction to retained earnings.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed.

Allegheny Energy’s regulated operations are comprised of electric generation, transmission and distribution operations. These operations are subject to the rate-setting authority of the Federal Energy Regulatory Commission, the Maryland Public Service Commission, the Pennsylvania Public Utility Commission, the Virginia State Corporation Commission and the West Virginia Public Service Commission (collectively, “Regulators”) and are accounted for pursuant to ASC 980, Regulated Operations. The pro forma financial statements have been prepared on a basis assuming that the merger will not have an impact on the determination of utility service rates for Allegheny Energy’s regulated operations. However, any change in the rate-setting practices of the Regulators could have a material effect on FirstEnergy’s financial statements. The rate-setting and cost recovery provisions currently in place for Allegheny Energy’s regulated operations provide revenues derived from costs including a return on investment of net assets and liabilities included in rate base. Thus, the fair values of Allegheny Energy’s tangible and intangible assets and liabilities subject to these rate-setting provisions approximate their carrying values, and the pro forma financial statements do not reflect any adjustments related to these amounts.

Long-term debt is not a dollar-for-dollar recovery through rates, therefore long-term debt adjustments for Allegheny Energy’s regulated operations will not be directly recovered in regulated utility service rates. Because of this indirect cost recovery through utility service rates, the pro forma financial statements include adjustments to reflect these amounts at their estimated fair value.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the pro forma financial statements, FirstEnergy has applied the accounting guidance for fair value measurements — fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2.	Preliminary Purchase Price

FirstEnergy will acquire all of the outstanding shares of Allegheny Energy’s common stock for shares of FirstEnergy common stock at the fixed exchange ratio of 0.667 of a share of FirstEnergy common stock per share of Allegheny Energy common stock. The purchase price for the merger is estimated as follows:

Allegheny Energy shares outstanding at March 31, 2010 (millions)	170
Estimated additional shares outstanding under Allegheny Energy’s equity compensation plans granted prior to the execution of the merger agreement that vest upon stockholder approval of merger (millions)	1

171
Exchange ratio	0.667

Number of shares of FirstEnergy to be issued (millions)	114
Closing price of FirstEnergy common stock on June 23, 2010	$36.10

Total purchase price (millions)	$4,120

The preliminary purchase price was computed using Allegheny Energy’s outstanding shares at March 31, 2010, and reflects the market value of FirstEnergy’s common stock to be issued in connection with the merger based on the closing price of FirstEnergy’s common stock on June 23, 2010. The preliminary purchase price will fluctuate with the market price of FirstEnergy’s common stock until it is reflected on an actual basis when the merger is completed. An increase or decrease of 25% in FirstEnergy’s common stock price would increase or decrease the consideration transferred by approximately $1 billion, which would be reflected as an increase or decrease to the purchase price of Allegheny Energy. The increase or decrease in FirstEnergy’s common stock price by as much as 25% is reasonably possible based upon the recent history of FirstEnergy’s common stock price.

Note 3.	Pro Forma Adjustments

The pro forma adjustments included in the pro forma financial statements are as follows:

Adjustments to Pro Forma Financial Statements

(a) FirstEnergy and Allegheny Energy historical presentation — Based on the amounts reported in the consolidated statements of income and balance sheets of FirstEnergy and Allegheny Energy,

certain financial line items included in Allegheny Energy’s historical presentation have been reclassified to corresponding line items included in FirstEnergy’s historical presentation. These reclassifications have no material impact on the historical operating income, net income, earnings available to parent, total assets, liabilities or stockholders’ equity reported by FirstEnergy or Allegheny Energy.

Additionally, based on FirstEnergy’s review of Allegheny Energy’s summary of significant accounting policies disclosed in Allegheny Energy’s financial statements and preliminary discussions with Allegheny Energy management, the nature and amount of any adjustments to the historical financial statements of Allegheny Energy to conform its accounting policies to those of FirstEnergy are not expected to be material. Upon completion of the merger, further review of Allegheny Energy’s accounting policies and financial statements may result in revisions to Allegheny Energy’s policies and classifications to conform to FirstEnergy.

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments for the fair value of coal contracts, emission allowances, property, plant and equipment, goodwill, long-term debt and deferred income taxes. The allocation of the preliminary purchase price is as follows (in millions):

Current assets	$1,342
Property, plant and equipment	10,016
Investments	158
Goodwill	598
Other noncurrent assets, excluding goodwill	1,091
Current liabilities	(959)
Noncurrent liabilities	(3,524)
Long-term debt and other long-term obligations	(4,602)

$4,120

Adjustments to Pro Forma Condensed Combined Consolidated Statement of Income

(b) Fuel and purchased power — Represents the amortization of the pro forma fair value adjustment related to Allegheny Energy’s coal supply contracts ($12 million and $49 million) and additional expense arising from the amortization of the pro forma fair value adjustment of Allegheny Energy’s emission allowances ($1 million and $6 million) for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.

(c) Other operating expenses — The adjustment reflects a decrease of $5 million and $19 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, in net periodic pension and other post-retirement benefits expense resulting from the elimination of the pension and other post-retirement benefit amounts previously recognized in accumulated other comprehensive loss.

(d) Provision for depreciation and amortization, net — Represents the net incremental depreciation expense resulting from the pro forma fair value adjustment of Allegheny Energy’s property, plant and equipment. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the merger is completed. For each $100 million change in the fair value adjustment to property, plant and equipment, FirstEnergy would expect an annual change in depreciation expense of approximately $2 million. The estimated useful lives of the property, plant and equipment acquired range from 15 to 50 years.

(e) Interest expense — Represents a reduction in interest expense from the pro forma fair value adjustment of Allegheny Energy’s third-party debt. The final fair value determination of the debt will be based on prevailing market interest rates at the completion of the merger and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues.

(f) Income taxes — Adjustment reflects the income tax effect of the pro forma adjustments, which was calculated using a 38% rate, approximating statutory income tax rates.

(g) Shares outstanding — Reflects the elimination of Allegheny Energy’s common stock offset by issuance of 114 million shares of FirstEnergy common stock. This share issuance does not consider that fractional shares will be paid in cash. The pro forma weighted average number of basic shares outstanding is calculated by adding FirstEnergy’s weighted average number of basic shares of common stock outstanding for the three months ended March 31, 2010 and the year ended December 31, 2009, to the number of FirstEnergy shares expected to be issued as a result of the merger. The pro forma weighted average number of diluted shares outstanding is calculated by adding FirstEnergy’s weighted average number of diluted shares of common stock outstanding for the three months ended March 31, 2010 and the year ended December 31, 2009, to the number of FirstEnergy shares expected to be issued as a result of the merger. Options outstanding under Allegheny Energy’s equity compensation plans that are anti-dilutive have been excluded from the pro forma diluted weighted average shares outstanding.

	Three Months	Year Ended
	Ended March 31,	December 31,
	2010	2009

Basic (millions):
FirstEnergy weighted average number of basic shares outstanding	304	304
Equivalent Allegheny Energy common shares after exchange	114	114

	418	418

Diluted (millions):
FirstEnergy weighted average number of diluted shares outstanding	306	306
Equivalent Allegheny Energy common shares after exchange	114	114

	420	420

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

(h) Emission allowances — Represents the pro forma adjustment to reflect the fair value of Allegheny Energy’s emission allowances expected to be utilized in future years at current market prices. Emission allowances eligible to be used in the following year have been classified as materials and supplies inventory and emission allowances eligible for use in subsequent years have been classified as other investments.

(i) Coal contracts — Represents the pro forma adjustment to reflect the fair value of Allegheny Energy’s coal contracts based on the current market prices of future coal deliveries.

(j) Property, Plant and Equipment — Reflects an increase to record Allegheny Energy’s unregulated property, plant and equipment to the estimated fair value. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the merger is completed. For each $100 million change in the fair value adjustment to property, plant and equipment, FirstEnergy would expect an annual change in depreciation expense of approximately $2 million. The estimated useful lives of the property, plant and equipment acquired range from 15 to 50 years.

(k) Goodwill — Reflects the preliminary estimate of the excess of the purchase price paid over the fair value of Allegheny Energy’s assets acquired and liabilities assumed. The estimated purchase price of the transaction, based on the closing price of FirstEnergy common stock on the NYSE on June 23, 2010, and the excess purchase price over the fair value of the assets acquired and liabilities assumed is calculated as follows (in millions):

Purchase price	$4,120
Less: Fair value of net assets acquired	3,522
Less: Allegheny Energy existing goodwill	367

Pro forma goodwill adjustment	$231

The goodwill resulting from the merger is estimated to be $598 million.

(l) Accounts payable — Reflects the accrual for estimated non-recurring transaction costs of $95 million to be incurred after March 31, 2010.

(m) Equity — The pro forma balance sheet reflects the elimination of Allegheny Energy’s historical equity balances, recognition of the new FirstEnergy common shares issued of 114 million and adjustment to retained earnings totaling $59 million (net of tax) for remaining estimated non-recurring transaction costs. These transaction costs are shown as an adjustment to retained earnings to reflect the impact of accounting guidance applicable to business combinations, which requires that these costs be expensed. Estimated transaction costs have been excluded from the pro forma income statement as they reflect non-recurring charges directly related to the merger.

(n) Debt — In connection with the merger agreement, FirstEnergy will assume all of Allegheny Energy’s outstanding debt. The pro forma adjustments represent the fair value adjustment of Allegheny Energy’s debt based on prevailing market prices at March 31, 2010 ($204 million) and the removal of related unamortized debt issuance costs from other assets ($28 million). We estimate that future amortization of the fair value adjustment over the next five years will be as follows:

Preliminary Annual
Amortization,
net of tax

2010	$42
2011	24
2012	19
2013	7
2014	4

(o) Accumulated deferred income taxes — Represents the estimated deferred tax liability, based on FirstEnergy’s estimated post-merger composite statutory tax rate of 38% multiplied by the fair value adjustments recorded to the assets acquired and liabilities assumed, excluding goodwill. This estimated tax rate is different from FirstEnergy’s effective tax rate for the three months ended March 31, 2010, which includes other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

DESCRIPTION OF FIRSTENERGY CAPITAL STOCK

Certain provisions of FirstEnergy’s amended articles of incorporation and amended code of regulations are summarized or referred to below. The summaries do not purport to be complete, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to FirstEnergy’s amended articles of incorporation and amended code of regulations.

Authorized Capital Stock

FirstEnergy is authorized by its amended articles of incorporation to issue 375,000,000 shares of common stock, par value $.10 per share, of which           shares were issued and outstanding as of          , 2010. The common stock currently outstanding is, and the common stock to be issued in connection with the merger will be, fully paid and non-assessable.

In connection with the merger, and subject to approval by FirstEnergy’s shareholders, the amended articles of incorporation will be amended such that, following the merger, FirstEnergy will be authorized to issue 490,000,000 shares of common stock.

FirstEnergy is also authorized by its amended articles of incorporation to issue 5,000,000 shares of preferred stock, par value $100 per share, of which none is currently issued and outstanding. FirstEnergy’s amended articles of incorporation gives the board of directors authority to issue preferred stock from time to time in one or more classes or series. Preferred stock could be issued with terms that could delay, defer or prevent a change of control of FirstEnergy.

Dividend Rights

Subject only to any prior rights and preferences of any shares of FirstEnergy’s preferred stock that may in the future be issued and outstanding, the holders of the common stock are entitled to receive dividends when, as and if declared by FirstEnergy’s board of directors out of legally available funds. There can be no assurance that funds will be legally available to pay dividends at any given time or that, if funds are available, the board of directors will declare a dividend.

Liquidation Rights

In the event of FirstEnergy’s dissolution or liquidation, the holders of FirstEnergy’s common stock will be entitled to receive, pro rata, after the prior rights of the holders of any issued and outstanding shares of FirstEnergy’s preferred stock have been satisfied, all assets that remain available for distribution after payment in full of all of FirstEnergy’s liabilities.

Voting Rights

The holders of FirstEnergy’s common stock are entitled to one vote on each matter submitted for their vote at any meeting of FirstEnergy’s shareholders for each share of common stock held as of the record date for the meeting. The holders of FirstEnergy’s common stock are not entitled to cumulate their votes for the election of directors.

At least 80% of the voting power of the outstanding shares must approve any amendment, repeal or adoption of any provision inconsistent with, the provisions of the amended articles of incorporation dealing with:

•	the right of the board of directors to fix or change the terms of unissued or treasury shares, or to authorize FirstEnergy’s acquisition of its outstanding shares;

•	the absence of cumulative voting and preemptive rights; or

•	the requirement that at least 80% of the voting power of the outstanding shares must approve the foregoing.

In addition, the approval of at least 80% of the voting power of the outstanding shares must be obtained to amend or repeal the provisions of the amended code of regulations dealing with:

•	the time and place of shareholders’ meetings, the manner in which special meetings of shareholders are called or the way business is conducted at such meetings;

•	the number, election and terms of directors, the manner of filling vacancies on the board of directors, the removal of directors or the manner in which directors are nominated; or

•	the indemnification of officers, directors, employees and others acting on FirstEnergy’s behalf.

Amendment of the provision of the amended code of regulations that requires the approval of 80% of the voting power of the outstanding shares in the instances enumerated above requires the same level of approval.

Adoption of amendments to FirstEnergy’s amended articles of incorporation (other than those requiring 80% approval as specified above), adoption of a plan of merger, consolidation or reorganization, authorization of a sale or other disposition of all or substantially all of the assets not made in the usual and regular course of its business or adoption of a resolution of dissolution, and any other matter that would otherwise require a two-thirds approving vote, require the approval of two-thirds of the voting power of the outstanding shares, unless the board of directors provides otherwise, in which case these matters will require the approval of a majority of the voting power of the outstanding shares and the approval of a majority of the voting power of any shares entitled to vote as a class on such proposal. In connection with its approval of the merger agreement and the merger and the charter amendment, as permitted under FirstEnergy’s amended articles of incorporation, the FirstEnergy board provided that the adoption of the charter amendment by FirstEnergy’s shareholders shall be by the affirmative vote of a majority of the outstanding shares of FirstEnergy common stock.

Ohio Law Anti-takeover Provisions

Chapter 1704 of the Ohio General Corporation Law, referred to as the OGCL, applies to certain transactions including mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an interested shareholder. An “interested shareholder” is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation in the election of directors.

Chapter 1704 restricts corporations from engaging in the transactions described above with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the directors of the corporation have approved the transaction or the interested shareholder’s acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested shareholder’s acquisition of shares of the corporation prior to the date that the shareholder became an interested shareholder, approval by disinterested shareholders of the corporation, or the transaction meeting certain statutorily defined fair price provisions.

Under Section 1701.831 of the OGCL, unless the articles of incorporation, the regulations adopted by the shareholders, or the regulations adopted by the directors pursuant to division (A)(1) of Section 1701.10 of the OGCL provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s disinterested shareholders. A “control share acquisition” is defined as the acquisition, directly or indirectly, by any person of shares of a corporation that, when added to all other shares of that corporation in respect of which the person may exercise or direct the exercise of voting power, would enable that person, immediately after the acquisition, directly or indirectly, alone or with others, to exercise levels of voting power of the corporation in the election of directors in any of the following ranges: at least 20% but less than 33-1/3%; at least 33-1/3% but no more than 50%; or more than 50%.

FirstEnergy has not opted out of the application of either Chapter 1704 or Section 1701.831.

Anti-takeover Effects

Some of the supermajority provisions of FirstEnergy’s amended articles of incorporation and amended code of regulations and the rights or the provisions of Ohio law described above, individually or collectively, may discourage, deter, delay or impede a tender offer or other attempt to acquire control of FirstEnergy even if the transaction would result in the shareholders receiving a premium for their shares over current market prices or if the shareholders otherwise believe the transaction would be in their best interests.

No Preemptive or Conversion Rights

Holders of FirstEnergy’s common stock have no preemptive or conversion rights and are not subject to further calls or assessments by FirstEnergy. There are no redemption or sinking fund provisions applicable to FirstEnergy’s common stock.

Listing

Shares of FirstEnergy’s common stock are traded on the NYSE under the symbol “FE.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for FirstEnergy’s common stock is American Stock Transfer & Trust Company, LLC.

COMPARISON OF RIGHTS OF FIRSTENERGY’S SHAREHOLDERS
AND ALLEGHENY ENERGY’S STOCKHOLDERS

The rights of FirstEnergy shareholders are governed by FirstEnergy’s amended articles of incorporation and amended code of regulations, and the laws of the State of Ohio. The rights of Allegheny Energy stockholders are governed by Allegheny Energy’s articles of restatement and amended and restated bylaws and the laws of the State of Maryland. As a result of the merger, the Allegheny Energy stockholders will become shareholders of FirstEnergy and, accordingly, their rights will be governed by FirstEnergy’s amended articles of incorporation, as amended upon the completion of the merger, and amended code of regulations and the laws of the State of Ohio. While the rights and privileges of Allegheny Energy stockholders are, in many instances, comparable to those of the shareholders of FirstEnergy, there are some differences. The following is a summary of the material differences as of the date of this joint proxy statement/prospectus (but assuming adoption of the charter amendment by FirstEnergy’s shareholders and effectiveness of the amendment) between the rights of the FirstEnergy shareholders and the rights of Allegheny Energy stockholders. These differences arise from differences between the respective governing documents of Allegheny Energy and FirstEnergy and differences between Maryland and Ohio law.

The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the OGCL, the Maryland General Corporation Law, referred to as the MGCL, and the respective governing documents, each as amended, restated, supplemented or otherwise modified from time to time, of FirstEnergy and Allegheny Energy for a more complete understanding of these differences.

FirstEnergy	Allegheny Energy

Capitalization:

Prior to the completion of the merger, FirstEnergy is authorized to issue:	Allegheny Energy is authorized to issue:

• 375,000,000 shares of common stock.	• 260,000,000 shares of common stock.

• 5,000,000 shares of preferred stock, of which none are issued and outstanding.	• No shares of preferred stock.

Subject to shareholder adoption of the charter amendment, after the completion of the merger FirstEnergy will be authorized to issue:

• 490,000,000 shares of common stock.

• 5,000,000 shares of preferred stock.
Voting Rights:

• Each holder of FirstEnergy common stock is entitled to one vote per share of common stock held. FirstEnergy shareholders do not have cumulative voting rights in the election of directors.	• Each outstanding share of Allegheny Energy common stock is entitled to one vote on each matter voted on at a stockholders meeting. Elections of Allegheny Energy’s directors are subject to cumulative voting. With respect to the election of directors, each holder of common stock is entitled to the number of votes which equals the number of shares of

FirstEnergy	Allegheny Energy

common stock held multiplied by the number of directors to be elected. Stockholders may cast all of such votes for a single director or distribute them among the directors as may seem fit.

Dividends:

•     Holders of common stock are entitled to receive dividends, when, as and if declared by the board of directors out of legally available funds.

•   The OGCL provides that dividends may be paid in cash, property or shares of a corporation’s capital stock.

•   The OGCL permits dividends to the extent they do not exceed the sum of the surplus of the corporation and the difference between (1) the reduction in surplus resulting from the immediate recognition of the transition obligation under Statement of Financial Accounting Standards No. 106 and (2) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of the dividend if the corporation had elected to amortize its recognition of the transition obligation under Statement of Financial Accounting Standard No. 106. Additionally, no dividends shall be paid when the corporation is insolvent or there is reasonable grounds to believe that by such payment it would be rendered insolvent or when the payment would violate the rights of holders of another class of outstanding shares.

•   Under the OGCL, when any portion of a dividend of an Ohio corporation is paid out of capital surplus, the corporation must notify its shareholders as to the kind of surplus out of which it is paid.
• Under Maryland law, no dividends, redemptions, stock repurchases or other distributions may be declared or paid if, after giving effect to the dividend, redemption, stock repurchase or other distribution, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. The board of directors may base a determination regarding the legality of the declaration or payment of a distribution on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

• In addition, a Maryland corporation that would be prohibited from making a distribution because its assets would be less than the sum of its total liabilities and preferences of outstanding preferred stock may also make a distribution from the net earnings of the corporation for the fiscal year in which the distribution is made, the net earnings of the corporation for the preceding fiscal year, or the sum of the net earnings of the corporation for the preceding eight fiscal quarters.

FirstEnergy	Allegheny Energy

Liquidation, Dissolution and Winding- up:

•     Under the OGCL, if an Ohio corporation is voluntarily dissolved and assets are available for distribution to shareholders after paying or adequately providing for the payment of all known obligations of the corporation, the directors may distribute the remaining assets among the shareholders according to their respective rights and interests.
• Under Maryland law, if a Maryland corporation is voluntarily dissolved and assets are available for distribution to stockholders, the directors or receiver may notify the stockholders to prove their interests within a specified time at least 60 days after the date of the notice. The notice shall be mailed to each stockholder at his address as it appears on the records of the corporation and published at least once a week for three successive weeks in a newspaper of general circulation published in the county in which the principal office of the corporation is located. The date of the notice is the later of the date of mailing or the date of first publication.

•   After the expiration of the time specified in the notice, the directors or receiver may distribute to each stockholder who has proved his interest his proportionate share of the assets, reserving the shares of those who have not proved their interests. Thereafter, the directors or receiver may incur reasonable expenses in locating the remaining stockholders and securing proof of interests from them and may charge the expenses against the funds undistributed at the time the expenses are incurred. From time to time the directors or receiver may distribute a proportionate share to any stockholder who has proved his interest since the prior distribution.

•   No earlier than three years from the date of the original notice, the directors or receiver may distribute all surplus assets remaining under his control to those stockholders who have proved their interests and are entitled to distribution. After final distribution, the interest of any stockholder who has not proved his interest is forever barred and foreclosed.

• Any assets remaining unclaimed 60 days after the final distribution, is presumed abandoned and is to be reported to the abandoned property unit of the State Comptroller’s office.

FirstEnergy	Allegheny Energy

• The directors or receiver are released and discharged from all further liability in the matter on payment or delivery of all unclaimed assets to the abandoned property unit of the State Comptroller’s office.

Number and Term of Directors:

•     FirstEnergy’s amended code of regulations provides that the number of directors will not be less than nine nor more than sixteen. Each director serves for a term expiring at the following annual meeting of shareholders and until his or her successor shall have been elected.

•   The number of directors shall be fixed from time to time by a vote of the board of directors or by a vote of the holders of at least 80% of the voting power of FirstEnergy, voting together as a single class. No decrease in the number of directors may shorten the term of any incumbent director.

•   The OGCL requires shareholder action (via amendment of the articles of incorporation or code of regulations) for creation of a classified board of directors.

•   Currently, there are eleven directors on the FirstEnergy board. All of these directors are elected by the holders of common stock. Effective upon the completion of the merger, the FirstEnergy board of directors will be expanded to thirteen members, two of whom will be former directors of Allegheny Energy.
• Allegheny Energy’s charter requires the board of directors to consist of ten directors. Directors serve for one-year terms until the next annual stockholders’ meeting and until their successors are elected and qualify. A change in the number of directors does not affect the term of a director.

•   The number of directors may be changed from time to time by the board of directors.

•   The MGCL provides that a Maryland corporation with a class of stock registered under the Exchange Act and at least three independent directors may elect, without stockholder approval, to be governed by a provision of the MGCL that allows the creation of a classified board of directors. Allegheny Energy has not elected to be governed by this provision.

• Allegheny Energy’s board of directors currently consists of ten directors.

Election of Directors:

• Directors are elected at each annual shareholder meeting at which a quorum is present by plurality vote of all votes cast at such meeting.	• Directors are elected at each annual stockholder meeting at which a quorum is present by a vote of the majority of votes cast; except that in a contested election, a plurality of all the votes cast at a stockholder meeting at which a quorum is present shall be sufficient to elect a director. Any director who fails to receive a majority of the votes cast in an uncontested election must submit a resignation.

FirstEnergy	Allegheny Energy

Removal of Directors:

• Any director may be removed with or without cause by a vote of the holders of at least 80% of the voting power of FirstEnergy, voting together as a single class.	• The MGCL provides that a majority of the voting power of the stockholders may vote to remove a director, with or without cause.

• The MGCL provides that a Maryland corporation with a class of stock registered under the Exchange Act and at least three independent directors may elect, without stockholder approval, to be governed by a provision of the MGCL that requires the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors to remove a director. Allegheny Energy has not elected to be governed by this provision.

Filling Director Vacancies:

•     The OGCL and FirstEnergy’s amended code of regulations provide that any vacancy in the board of directors, however created, shall be filled for the unexpired term by (i) a majority vote of the directors then in office or (ii) a majority vote of the shareholders after a vote to increase the number of directors at a meeting duly called for that purpose.
• The MGCL and Allegheny Energy’s bylaws provide that the board of directors may fill any vacancy by a vote of a majority of the remaining directors. The term of a director elected by the board of directors to fill a vacancy expires at the next annual stockholders’ meeting.

• The MGCL provides that the stockholders may fill a vacancy on the board of directors which results from the removal of a director. The MGCL provides that a director elected by the stockholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director.

Shareholder Consents:

• Under the OGCL, shareholders of an Ohio corporation may take action by unanimous written consent in lieu of a meeting.	• Under the MGCL and Allegheny Energy’s charter, common stockholders of Allegheny Energy may take action by unanimous consent in lieu of a meeting.

Shareholder Proposals and Director Nominations:

• FirstEnergy’s amended code of regulations contains advance notice procedures for the nomination of candidates for election as directors and for other business to be properly	• Allegheny Energy’s bylaws contain advance notice procedures for the nomination of candidates for election as directors and for

FirstEnergy	Allegheny Energy

brought before an annual meeting of shareholders.	other business to be properly brought before an annual meeting of stockholders.

•     For business to be properly brought before an annual meeting and nominations to be properly made before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the secretary of FirstEnergy. To be timely, notice must be received by the secretary, in general, not less than 30 days nor more than 60 days prior to the annual meeting. In the event that public announcement of the date of the annual meeting is made less than 70 days prior to the date of such annual meeting, notice of shareholder proposals or director nominations must be received by the close of business on the 10th day following the date that such public announcement was first made.

•   A shareholder’s notice to the secretary of business to be brought before an annual meeting must set forth, in general:

  •   a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

  •   the name and address of the shareholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made;

  •   the class and number of shares of FirstEnergy which are beneficially owned by the shareholder and the beneficial owner, if any; and

  •   any material interest of the shareholder or the beneficial owner, if any, in such business.

•   A shareholder’s nomination of person(s) for election to the board of directors must set forth, in general:

•     Written notice of stockholder nominations for the election of directors must be received by Allegheny Energy’s secretary at Allegheny Energy’s principal executive office not less than 90 days nor more than 120 days before the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that if the date of mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered no earlier than the 120th day prior to the date of mailing of the notice for such meeting or the later of the 90th day before the date of mailing of the notice for such annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made.

•   For director nominations a stockholder’s notice to Allegheny Energy’s secretary must set forth certain information, including:

  •   as to each nominee, the nominee’s name, age, business and residence address, class, series and number of any shares owned beneficially by the nominee, the date such shares were acquired, the investment intent of such acquisition and the information required by SEC rules to be included in a proxy statement regarding the nominee; and

  •   the nominee’s consent to serve as a director.

•   For any other business that the stockholder proposes to bring before the annual meeting, a stockholder’s notice to Allegheny Energy’s secretary must set forth the following information:

  •   a description of such business;

• the name and address of the nominating shareholder and of the beneficial owner, if any, on whose behalf the nomination is made;	• the reasons for proposing such business at the meeting; and

FirstEnergy	Allegheny Energy

   •     a representation that the shareholder is a holder of record entitled to vote at the meeting and intends to appear in person or by proxy at such meeting to make such nomination;

  •   the class and number of shares of FirstEnergy which are beneficially owned by the shareholder and the beneficial owner, if any;

  •   all arrangements or understandings between or among the nominating shareholder, the beneficial owner, each nominee, or any other persons pursuant to which the nomination is to be made;

  •   such other information as would be required to be included in a proxy statement filed with the SEC; and

  •   the signed consent of each director nominee.
• any material interest in such business of such stockholder and of any person acting, directly or indirectly, in concert with such stockholder in connection with such stockholder’s proposal, such person referred to as a Stockholder Associated Person, individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person.

•   All stockholder notices to Allegheny Energy’s corporate secretary must include the following information as to such stockholder and any Stockholder Associated Person:

  •   the class, series and number of all shares of stock of Allegheny Energy which are owned by such stockholder and such Stockholder Associated Person;

  •   the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person;

  •   the name and address of such stockholder and Stockholder Associated Person, if different, as they appear on Allegheny Energy’s stock ledger; and

• the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business, to the extent known by the stockholder giving notice.

Adjournment of Shareholder Meetings:

•     The OGCL and FirstEnergy’s amended code of regulations provide that the holders of a majority in voting power of FirstEnergy represented in person or by proxy at a meeting of shareholders, whether or not a quorum be present, may adjourn the meeting from time to time.
• Under Allegheny Energy’s bylaws, if a quorum is not present at any meeting of stockholders, the chairman of the meeting or a majority of the shares present in person or represented by proxy and entitled to vote at such meeting has the power to adjourn the meeting to a date not more than 120 days after the original record date without notice other than announcement at the meeting.

FirstEnergy	Allegheny Energy

Calling of Special Meeting of Shareholders:

•     FirstEnergy’s amended code of regulations provide that special meetings of shareholders may be called by the Chairman or the President, by the majority of the board of directors or by any person or persons who hold not less than 50% of all the shares outstanding and entitled to be voted on any proposal to be submitted at such meeting.
• Allegheny Energy’s bylaws provide that special meetings of stockholders may only be called by the chairman of the board, the board of directors or the secretary of Allegheny Energy upon written request of stockholders entitled to cast 25% of all the votes entitled to be cast at the meeting.

Quorum:

•     FirstEnergy’s amended code of regulations provide that the presence, in person or by proxy, of the holders of a majority of the voting power of the corporation constitutes a quorum for such meeting, unless a greater or lesser number is expressly provided for by any applicable preferred stock designation.
• The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast constitutes a quorum at a meeting of stockholders of Allegheny Energy.

Mergers, Consolidations and Other Transactions:

•     Under the OGCL, a merger, consolidation or sale of all or substantially all of the assets of a corporation must generally be authorized by the directors, and the transaction must be approved by the affirmative vote of the holders of shares constituting at least two-thirds of the voting power of the corporation or such different proportion as the articles may provide, but not less than a majority. FirstEnergy’s amended articles of incorporation provide that to the extent applicable law permits the articles of incorporation to provide for a lesser vote than the two- thirds vote otherwise required by law for any action or authorization for which a shareholder vote is required, including adoption of a plan of merger or authorization of a sale or disposition of substantially all of the assets of FirstEnergy, such action or authorization shall be by such two- thirds vote unless the board of directors provides otherwise by resolution, then such action or authorization shall be by the affirmative vote of the holders of shares entitling them to
• Under the MGCL, a board of directors must generally declare a merger, consolidation, share exchange or transfer of all or substantially all of its assets advisable and the transaction must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter, unless the charter provides for a greater or lesser vote (which must be at least a majority of the outstanding voting power). The charter of Allegheny Energy provides for a vote of the majority of the total number of shares issued and outstanding.

FirstEnergy	Allegheny Energy

exercise a majority of the voting power of the corporation.

Limitation of Personal Liability of Officers and Directors and Indemnification:

•     The OGCL provides that, with limited exceptions, a director may be held liable for monetary damages for acts or omissions as a director only if it is proven by clear and convincing evidence that the director undertook the act or omission with deliberate intent to cause injury to the corporation or with reckless disregard for its best interests.

•   FirstEnergy’s amended code of regulations provides that the corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of FirstEnergy as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. FirstEnergy shall pay, to the full extent then required by law, expenses (including attorneys’ fees) incurred by a member of the board of directors in defending any such action, suit or proceeding as they are incurred, and may pay such expenses incurred by any other person.

•   The OGCL provides that a corporation must indemnify a director, officer, employee or agent for expenses actually and reasonably incurred defending or settling (on the merits or otherwise) an action, suit or proceeding (including certain derivative suits) to the extent they have been successful on the merits or otherwise. A corporation may indemnify such persons for liability in such actions, suits or proceedings if the person acted in good faith and in a matter he or she believed to be in or not opposed to the best interest of the corporation, and with respect to a criminal
• Allegheny Energy’s charter includes a provision that limits the personal liability of a director or officer to Allegheny Energy and its stockholders for monetary damages to the full extent permitted by Maryland law and further provides that any amendment or repeal of this provision will not affect the limitation of liability accorded to any director or officer for acts or omissions occurring prior to such amendment or repeal.

•   Under Maryland law, directors’ and officers’ liability to the corporation or its stockholders for money damages may be expanded or limited, except that liability of a director or officer may not be limited: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

•   Allegheny Energy’s bylaws obligate it to provide for mandatory indemnification of and advancement of expenses for the benefit of directors and officers to the full extent permitted by Maryland law and further provide that any amendment or repeal of these provisions will not affect the indemnification rights accorded to any director or officer for acts or omissions occurring prior to such amendment or repeal.

• Under the MGCL, a corporation may not indemnify a director or officer if it is established that: (i) the act or omission of the director or officer was material to the matter

FirstEnergy	Allegheny Energy

action or proceeding, had no reasonable cause to believe the conduct was unlawful. Indemnification in these situations may be made only if ordered by a court or authorized in each specific case upon a determination by the majority of disinterested directors, independent legal counsel or the shareholders that the appropriate standard has been met. No indemnification shall be made in respect of a claim against such person by or in the right of the corporation if the person is judged to be liable for negligence or misconduct in the performance of his duty to the corporation, except by court order. Under the OGCL, a corporation must pay expenses incurred by a director in defending an action, suit or proceeding as they are incurred; provided that such recipient is obligated to repay such funds if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation. The corporation may pay expenses incurred by other persons in advance of final resolution; provided that such recipient is obligated to repay such funds if ultimately determined not entitled to indemnification.	giving rise to the proceeding; and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty; or (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

• Under the MGCL, a corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification, even though the director did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. Except for a proceeding brought to enforce indemnification or where a resolution of the board of directors or an agreement approved by the board expressly provides otherwise, a corporation may not indemnify a director for a proceeding brought by the director against the corporation.

State Anti-Takeover Statutes:

•     Chapter 1704 of the OGCL restricts shareholders who, without the prior approval of the board of directors, become holders directly or indirectly of 10% or more of the voting power of an Ohio corporation, from certain transactions including mergers, consolidations, combinations or majority share acquisitions, for at least three years.

•   The prohibition imposed by Chapter 1704
• Under the Maryland Business Combination Act, referred to as the MBCA, an interested stockholder is defined to include any person (other than the corporation or its subsidiaries) who, together with its affiliates and associates, is the beneficial owner of shares of stock representing 10% or more of the total voting power of a corporation or an affiliate or associate of the corporation that was the beneficial owner, directly or indirectly, of 10%

FirstEnergy	Allegheny Energy

continues after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the corporation or satisfies certain statutorily defined fair price provisions. Chapter 1704 does not apply to a corporation if its articles of incorporation or regulations so provide.

•     Under Section 1701.831 of the OGCL, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s disinterested shareholders. A “control share acquisition” is defined as the acquisition, directly or indirectly, by any person of shares of a corporation that, when added to all other shares of that corporation in respect of which the person may exercise or direct the exercise of voting power, would enable that person, immediately after the acquisition, directly or indirectly, alone or with others, to exercise levels of voting power of the corporation in the election of directors in any of the following ranges: at least 20% but less than 33 1/3%; at least 33 1/3% but no more than 50%; or more than 50%. Section 1701.831 does not apply to a corporation if its articles of incorporation or regulations so provide.

• FirstEnergy has not opted out of the application of either Chapter 1704 or Section 1701.831.	or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question. The term business combination is broadly defined to include many corporate actions that an interested stockholder might contemplate in order to increase his or her share ownership or reduce his or her acquisition debt. These second tier transactions include any merger or consolidation of the corporation involving an interested stockholder, any disposition of assets of the corporation to an interested stockholder, any issuance to an interested stockholder of securities of the corporation meeting certain threshold amounts and any reclassification of securities of the corporation having the effect of increasing the voting power or proportionate share ownership of an interested stockholder.

•     Under the MBCA, a business combination with an interested stockholder is subject to a five-year moratorium and, following expiration of this moratorium, must be recommended by the board of directors and approved by the affirmative vote of the holders of 80% of the corporation’s total voting power and two-thirds of the total voting power excluding the shares held by the interested stockholder (in addition to any other votes required under law or the corporation’s charter), unless the transaction is approved by the board of directors prior to the time the interested stockholder first obtained such status or the business combination satisfies certain minimum price, form of consideration and procedural requirements. Allegheny Energy has opted out of the MBCA with regard to the merger.

• Maryland Control Share Acquisition Act. The Maryland Control Share Acquisition Act, referred to as the MCSAA, provides that, subject to certain exceptions, any outstanding shares of a Maryland corporation acquired by a person or group in an acquisition that causes such acquiror to have the power to vote or direct the voting of shares in the election of

FirstEnergy	Allegheny Energy

directors in excess of 10%, 33-1/3% or 50% thresholds shall have only such voting power as shall be accorded by the affirmative vote of the holders of two-thirds of the votes of each voting group entitled to vote separately on the proposal, excluding all interested shares (as defined therein), at a meeting that, subject to certain exceptions, is required to be called for that purpose upon the acquiror’s request. Under the MCSAA, the corporation has a right to redeem outstanding control shares for which stockholders have not approved voting rights.

•     The Maryland statute permits the charter or bylaws of a corporation to exclude from its application share acquisitions occurring after the adoption of the statute. Allegheny Energy has elected to exclude itself from the provisions of the MCSAA.

• The charter and bylaws of Allegheny Energy do not contain super-majority voting provisions.

Appraisal Rights:

•     Section 1701.84 of the OGCL provides rights to seek appraisal of the fair value of shares in certain circumstances. Section 1701.85 of the OGCL, which is attached to this joint proxy statement/prospectus as Annex E, sets out the steps a shareholder must take to perfect his or her rights under the OGCL. For a description of the dissenters’ rights of FirstEnergy shareholders in connection with the merger, see the section entitled “The Merger — Appraisal or Dissenters’ Rights” beginning on page 111.
• Under the MGCL, a stockholder has the right to demand and receive payment of the fair value of the stockholders’ stock from the successor if (1) the corporation consolidates or merges with another corporation; (2) the corporation’s stock is to be acquired in a statutory share exchange; (3) the corporation transfers its assets in a manner requiring stockholder approval; (4) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved in the charter of the corporation; or (5) the transaction is subject to certain provisions of the MBCA.

• Maryland law provides that a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if, among other things, (1) the stock is listed on a national securities

FirstEnergy	Allegheny Energy

exchange on the record date for determining stockholders entitled to vote on the matter or, in certain mergers, the date notice is given or waived (except certain mergers where stock held by directors and executive officers is exchanged for merger consideration not available generally to stockholders); (2) the stock is that of the successor in the merger, unless either (i) the merger alters the contract rights of the stock as expressly set forth in the charter and the charter does not reserve the right to do so or (ii) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or (3) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder.

• Allegheny Energy’s common stock is listed on the NYSE and is expected to be listed on the NYSE on the record date for the Allegheny Energy special meeting. Accordingly, holders of Allegheny Energy common stock are not expected to be entitled to appraisal rights in connection with the merger.

Articles of Incorporation Amendments:

•     Amendments to the provisions of the FirstEnergy amended articles of incorporation dealing with (i) the right of the board of directors to fix or change the terms of any unissued or treasury shares of any class, or purchase or acquire capital stock of FirstEnergy, (ii) the absence of cumulative voting and preemptive rights, or (iii) the requirement that at least 80% of the voting power of FirstEnergy must approve the foregoing, require the approval of at least 80% of the voting power of FirstEnergy, voting together as a single class.

•   All other provisions may be amended with the approval of two-thirds of the voting power of
• With the exception of a name change and certain other enumerated minor changes, which do not require stockholder approval, under the MGCL an amendment to Allegheny Energy’s charter must be declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless the charter reduces the required vote to not less than a majority of the outstanding voting power. Allegheny Energy’s charter reduces the stockholder vote required for approval of charter amendments to not less than a majority of the shares of common stock outstanding.

FirstEnergy	Allegheny Energy

FirstEnergy, unless the board of directors provides by resolution for a majority vote.

Code of Regulations/Bylaws Amendments:

•     Amendments to the provisions of the FirstEnergy amended code of regulations dealing with (i) the time and place of shareholders’ meetings, the manner in which special meetings of shareholders are called or the way business is conducted at such meetings, (ii) the number, election and terms of directors, the manner of filling vacancies on the board of directors, the removal of directors or the manner in which directors are nominated, (iii) the indemnification of officers, directors, employees and others acting on FirstEnergy’s behalf, or (iv) the requirement that at least 80% of the voting power of FirstEnergy must approve the foregoing, require the approval of at least 80% of the voting power of FirstEnergy, voting together as a single class.

•   All other provisions may be amended by a majority vote of the shareholders.
• Allegheny Energy’s bylaws provide that the power to amend the bylaws is vested exclusively in the board of directors and may be exercised by a majority of the entire board.

Copies of the governing documents of FirstEnergy and Allegheny Energy are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 183.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FIRSTENERGY

The following table shows shares of FirstEnergy common stock beneficially owned as of March 8, 2010, by each director, each “named executive officer” (as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) of FirstEnergy, and all FirstEnergy directors and executive officers as a group, none of which are pledged by the directors or named executive officers. Also included in the table are all persons of whom FirstEnergy is aware who may be deemed to be the beneficial owner of more than five percent of shares of common stock of FirstEnergy as of December 31, 2009. This information is based on SEC Schedule 13G filings. Unless otherwise indicated, the address for those listed below is c/o FirstEnergy Corp., 76 South Main St., Akron, Ohio 44308.

	Shares
	Beneficially	Common Stock	Percent of
Name	Owned(1)	Equivalents(2)	Class

Directors/Executive Officers:
Paul T. Addison	14,696		*
Anthony J. Alexander	567,816	439,740	*
Michael J. Anderson	8,753		*
Dr. Carol A. Cartwright	28,077		*
Mark T. Clark	66,846	70,374	*
William T. Cottle	12,769		*
Richard R. Grigg	102,770	103,175	*
Robert B. Heisler, Jr.	27,122		*
Gary R. Leidich	50,980	187,565	*
Richard H. Marsh	15,002	37,715	*
Ernest J. Novak, Jr.	18,046		*
Catherine A. Rein	33,927		*
George M. Smart	34,656		*
Wes M. Taylor	20,622		*
Leila L. Vespoli	65,407	84,667	*
Jesse T. Williams, Sr.	22,725		*
All Directors and Executive Officers as a Group (27 persons)	1,379,326	1,353,038	*

Other 5% Holders:
BlackRock, Inc.(3)	17,786,775		5.83%
40 East 52nd Street, New York, NY 10022
Capital Research Global Investors (a division of Capital Research and Management Company)(4)	24,710,400		8.1%
333 South Hope Street, Los Angeles, CA 90071
Capital World Investors (a division of Capital Research and Management Company)(5)	21,796,500		7.2%
333 South Hope Street, Los Angeles, CA 90071
FMR LLC(6)	18,723,351		6.14%
82 Devonshire Street, Boston, MA 02109
State Street Corporation(7)	22,268,034		7.30%
State Street Financial Center, One Lincoln Street,
Boston, MA 02111

*	Indicates less than one percent.

(1)	The amounts set forth in this column include (a) any shares with respect to which the executive officer or director has a direct or indirect pecuniary interest, and (b) vested stock options with which the executive officer or director has the right to acquire beneficial ownership within 60 days of March 8, 2010, and are as follows for FirstEnergy’s directors and executive officers: Alexander — 257,100 shares; Grigg — 54,759 shares; and all directors and executive officers as a group — 328,384 shares. Each individual or member of the group has sole voting and investment power with respect to the shares beneficially owned.

(2)	The amounts set forth in this column represent unvested performance shares and restricted stock units, both performance-adjusted and discretionary, as well as equivalent units held in the Executive Deferred Compensation Plan.

(3)	This information is based solely on the Schedule 13G filed by BlackRock, Inc. on January 29, 2010, reporting beneficial ownership of 17,786,775 shares of FirstEnergy’s common stock as of December 31, 2009. BlackRock, Inc. has sole power to dispose or to direct the disposition of 17,786,775 shares and sole power to vote or to direct the voting of 17,786,775 shares.

(4)	This information is based solely on the Schedule 13G filed by Capital Research Global Investors on February 11, 2010. Capital Research Global Investors is deemed to be the beneficial owner of 24,710,400 shares as a result of Capital Research and Management Company acting as a investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital Research Global Investors has sole power to dispose or to direct the disposition of 24,710,400 shares and sole power to vote or to direct the voting of 18,266,900 shares. Capital Research Global Investors disclaims beneficial ownership of these shares.

(5)	This information is based solely on the Schedule 13G filed by Capital World Investors on February 11, 2010. Capital World Investors is deemed to be the beneficial owner of 21,796,500 shares as a result of Capital Research and Management Company acting as a investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World Investors has sole power to dispose or to direct the disposition of 21,796,500 shares and sole power to vote or to direct the voting of 750,000 shares. Capital World Investors disclaims beneficial ownership of these shares.

(6)	This information is based solely on the Schedule 13G filed jointly by FMR LLC and Edward C. Johnson 3d on February 16, 2010, reporting beneficial ownership of 18,723,351 shares of FirstEnergy’s common stock as of December 31, 2009. Both FMR LLC and Mr. Johnson have sole power to direct the disposition of 18,723,351 shares and FMR LLC has sole power to vote or to direct the voting of 1,103,419 shares. Of the 18,723,351 shares, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC, was the beneficial owner of 17,701,082 shares as a result of acting as investment advisor to various investment companies, with the power to direct the voting of those shares held by the Board of Trustees of those investment companies.

(7)	This information is based solely on the Schedule 13G filed by State Street Corporation on February 12, 2010, reporting beneficial ownership of 22,268,034 shares of FirstEnergy’s common stock as of December 31, 2009. State Street Corporation has shared power to dispose or to direct the disposition of 22,268,034 shares and shared power to vote or to direct the voting of 22,268,034 shares. State Street Bank and Trust Company, a subsidiary of State Street Corporation, has shared power to dispose or to direct the disposition of 17,275,612 shares and shared power to vote or to direct the voting of 17,275,612 shares. State Street Corporation disclaims beneficial ownership of these shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ALLEGHENY ENERGY

The following table shows shares of Allegheny Energy common stock beneficially owned as of March 1, 2010, by each director, each “named executive officer” (as such term is defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) of Allegheny Energy, and all directors and executive officers as a group, none of which are pledged by the directors or named executive officers. Also included in the table are all persons of whom Allegheny Energy is aware who may be deemed to be the beneficial owner of more than five percent of shares of common stock of Allegheny Energy as of December 31, 2009. This information is based on SEC Schedule 13G filings. Unless otherwise indicated, the address for those listed below is c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601.

	Shares Beneficially	Percent of
Name	Owned(1)	Class

Directors/Executive Officers:
H. Furlong Baldwin	30,114	*
Eleanor Baum	24,227	*
Curtis R. Davis	23,021	*
Paul J. Evanson	1,853,705	1.1%
David M. Feinberg	89,513	*
Cyrus F. Freidheim, Jr.	30,247	*
Eric S. Gleason	27,521	*
Julia L. Johnson	22,114	*
Ted J. Kleisner	21,429	*
Kirk R. Oliver	21,760	*
Christopher D. Pappas	7,125	*
Steven H. Rice	13,170	*
Gunnar E. Sarsten	47,858	*
Michael H. Sutton	22,181	*
All Directors and Executive Officers as a Group (17 persons)	2,344,667	1.4%

Other 5% Holders:
BlackRock, Inc.(2)	8,889,200	5.2%
40 East 52nd Street, New York, NY 10022
Capital World Investors(3)	11,000,000	6.5%
333 South Hope Street, Los Angeles, CA 90071
FMR LLC(4)	16,120,190	9.5%
82 Devonshire Street, Boston, MA 02109

*	Indicates less than one percent.

(1)	Shares beneficially owned include (a) any shares with respect to which the person has a direct or indirect pecuniary interest and (b) shares to which the person has the right to acquire beneficial ownership within 60 days of March 1, 2010, and are as follows for Allegheny Energy’s directors and executive officers: Evanson — 521,841 shares; Sarsten — 20,000 shares; Davis — 23,012 shares; Feinberg — 73,021 shares; Gleason — 27,521 shares; Oliver —

20,760 shares; and all directors and executive officers as a group — 773,655 shares. Each individual or member of the group of directors and executive officers has sole voting and investment power with respect to the shares beneficially owned, except as described below.

For Mr. Rice, excludes 476 shares owned by his spouse. Mr. Rice owns 5,701 shares jointly with his spouse, and he has shared voting and investment power with respect to such shares. For Mr. Pappas, excludes 4,000 shares deferred until January 1, 2013. Mr. Sarsten owns 27,858 shares jointly with his spouse, and he has shared voting and investment power with respect to such shares.

The shares shown above exclude deferred cash compensation credited as shares in a phantom stock fund as of March 1, 2010 for the following directors: Mr. Baldwin, 7,432; Mr. Freidheim, 1,270; Ms. Johnson, 6,674; Mr. Kleisner, 619; Mr. Pappas, 1,458; and Mr. Rice, 2,538. Any distribution related to the phantom stock fund will be paid in cash based on the market value of Allegheny Energy’s common stock as of the distribution date.

(2)	This information is based solely on the Schedule 13G filed by BlackRock, Inc. on January 29, 2010, reporting beneficial ownership of 8,889,200 shares of Allegheny Energy’s common stock as of December 31, 2009. BlackRock, Inc. has sole power to dispose or to direct the disposition of 8,889,200 shares and sole power to vote or to direct the voting of 8,889,200 shares.

(3)	This information is based solely on the Schedule 13G/A filed by Capital World Investors on February 11, 2010, reporting beneficial ownership of 11,000,000 shares of Allegheny Energy’s common stock as of December 31, 2009. Capital World Investors has sole power to dispose or to direct the disposition of 11,000,000 shares and sole power to vote or to direct the voting of 2,550,000 shares. Capital World Investors disclaims beneficial ownership of these shares.

(4)	This information is based solely on the Schedule 13G/A filed by FMR LLC on February 16, 2010, reporting beneficial ownership of 16,120,190 shares of Allegheny Energy’s common stock as of December 31, 2009. FMR LLC has sole power to dispose or to direct the disposition of 16,120,190 shares and sole power to vote or to direct the voting of 535,320 shares.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

FirstEnergy 2011 Annual Shareholder Meeting and Shareholder Proposals

A shareholder who wishes to offer a proposal for inclusion in FirstEnergy’s proxy statement and proxy card for the 2011 Annual Meeting must submit the proposal and any supporting statement by December 3, 2010, to the Vice President and Corporate Secretary, FirstEnergy Corp., 76 South Main Street, Akron, OH 44308-1890. Any proposal received after that date will not be eligible for inclusion in the 2011 proxy statement and proxy card.

Under FirstEnergy’s amended code of regulations, and as permitted by the rules of the SEC, certain procedures must be followed by a shareholder for business to be brought properly before an annual meeting of shareholders. These procedures provide that FirstEnergy must receive the notice of intention to introduce an item of business at an annual meeting not less than 30 nor more than 60 calendar days prior to the annual meeting. In the event public announcement of the date of the annual meeting is not made at least 70 calendar days prior to the date of the meeting, notice must be received not later than the close of business on the 10th calendar day following the day on which the public announcement is first made. FirstEnergy’s amended code of regulations is available upon written request to the Vice President and Corporate Secretary, FirstEnergy Corp., 76 South Main Street, Akron, OH 44308-1890.

FirstEnergy’s Annual Meeting of Shareholders generally is held on the third Tuesday of May. Assuming that FirstEnergy’s 2011 Annual Meeting is held on schedule, FirstEnergy must receive any notice of intention to introduce an item of business at that meeting no earlier than March 19, 2011 and no later than April 18, 2011. If FirstEnergy does not receive notice as set forth above, or if FirstEnergy meets certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

Allegheny Energy 2011 Annual Stockholder Meeting, Stockholder Proposals and Nominations

In light of the expected timing of completion of the merger, Allegheny Energy expects to hold its 2011 annual meeting of stockholders only if the merger is not completed. Accordingly, Allegheny Energy reserves the right to postpone or cancel its 2011 annual meeting.

In the event that Allegheny Energy holds a 2011 annual meeting of stockholders, stockholder proposals intended to be presented pursuant to Rule 14a-8 under the Exchange Act for inclusion in Allegheny Energy’s proxy statement and accompanying proxy card for the 2011 annual meeting of stockholders must have been received by the Secretary, c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, no later than November 25, 2010, and must meet the requirements of Rule 14a-8.

If an Allegheny Energy stockholder wants to make a proposal or a nomination for the election of directors for consideration at the 2011 annual meeting, but not for inclusion in the proxy statement and accompanying proxy card for the 2011 annual meeting, the proposal or nomination must be received by the Secretary, c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601, no later than December 25, 2010 and no earlier than November 25, 2010. Such proposals and nominations will be considered only if advance notice has been given and these proposals or nominations are otherwise proper for consideration under applicable law and Allegheny Energy’s charter and bylaws. Notice of such proposals and nominations must also comply with the informational and other requirements set forth in Allegheny Energy’s bylaws.

In addition to the above, it is also the policy of Allegheny Energy’s Nominating and Governance Committee to consider recommendations for candidates to the Allegheny Energy board of directors from its stockholders. If interested, the name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate’s willingness to serve, if elected, and evidence of the nominating stockholder’s ownership of Allegheny Energy stock should be sent to the attention of the Secretary of the Company, c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601.

Householding

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. FirstEnergy, Allegheny Energy and some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice of householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

FirstEnergy will deliver promptly upon written or oral request a separate copy of this joint proxy statement/prospectus or other annual disclosure documents to a shareholder at a shared address to which a single copy of this joint proxy statement/prospectus and other disclosure documents were sent. If you would like to receive your own set of these documents, or would like to receive your own set of FirstEnergy’s annual disclosure documents in future years, please call Shareholder Services at (800) 736-3402 or write to FirstEnergy Corp., c/o American Stock Transfer & Trust Company, LLC, P.O. Box 2016, New York, NY 10272-2016.

Allegheny Energy will deliver promptly upon written or oral request a separate copy of this joint proxy statement/prospectus or other annual disclosure documents to a stockholder at a shared address to which a single copy of the document was sent. If you would like to receive your own set of these documents, or would like to receive your own set of Allegheny Energy’s annual disclosure documents in future years, please call (724) 838-6196 or write to Allegheny Energy, Inc., Attention: Investor Relations, 800 Cabin Hill Drive, Greensburg, Pennsylvania 15601.

THE FIRSTENERGY SPECIAL MEETING OF SHAREHOLDERS

PROPOSAL #1 — THE SHARE ISSUANCE OF FIRSTENERGY COMMON STOCK PURSUANT TO, AND THE OTHER TRANSACTIONS CONTEMPLATED BY, THE MERGER AGREEMENT

For a summary and detailed information regarding this proposal, see the information about the merger and share issuance and the other transactions contemplated by the merger agreement contained throughout this joint proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” beginning on page 52 and “The Merger Agreement” beginning on page 124.

A copy of the merger agreement, as amended, is attached to this joint proxy statement/prospectus as Annex A.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

Required Vote

The authorization and approval of the share issuance and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on the proposal.

Recommendation

The FirstEnergy board of directors recommends a vote FOR the authorization and approval of the share issuance and the other transactions contemplated by the merger agreement.

PROPOSAL #2 — THE CHARTER AMENDMENT

FirstEnergy is proposing to increase the number of authorized shares of common stock under its amended articles of incorporation from 375,000,000 to 490,000,000 shares in order to have a sufficient number of shares available for issuance and exchange to holders of Allegheny Energy common stock in connection with the merger and to ensure that an adequate supply of authorized unissued shares is available for future general corporate needs. To effect this change, FirstEnergy must amend its amended articles of incorporation. FirstEnergy has no current intention to issue any shares of common stock in addition to those issued to Allegheny Energy stockholders pursuant to the merger agreement, FirstEnergy does not intend to amend its amended articles of incorporation unless the merger will be completed, even if FirstEnergy shareholders approve the charter amendment proposal.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

A copy of the form of proposed charter amendment is attached to this joint proxy statement/prospectus as Annex B.

Required Vote

The adoption of the charter amendment requires the affirmative vote of the holders of at least a majority of the outstanding shares of FirstEnergy common stock entitled to vote on the proposal.

Recommendation

The FirstEnergy board of directors recommends a vote FOR the proposal to adopt the charter amendment.

PROPOSAL #3 — ADJOURNMENT OF SPECIAL MEETING

The FirstEnergy special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the FirstEnergy special meeting to authorize and approve the share issuance and the other transactions contemplated by the merger agreement or adopt the charter amendment.

If, at the FirstEnergy special meeting, the number of shares of FirstEnergy common stock present or represented and voting in favor of the share issuance and the other transactions contemplated by the merger agreement and/or the charter amendment is insufficient to approve that proposal, FirstEnergy intends to move to adjourn the FirstEnergy special meeting in order to enable the FirstEnergy board of directors to solicit additional proxies for authorization and approval of the share issuance and the other transactions contemplated by the merger agreement and/or adoption of the charter amendment. In that event, FirstEnergy will ask its shareholders to vote only upon the adjournment proposal, and not the proposals regarding the share issuance and the other transactions contemplated by the merger agreement and the charter amendment.

In this proposal, FirstEnergy is asking its shareholders to authorize the holder of any proxy solicited by the FirstEnergy board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the FirstEnergy special meeting to another time and place for the purpose of soliciting additional proxies. If the FirstEnergy shareholders approve the adjournment proposal, FirstEnergy could adjourn the FirstEnergy special meeting and any adjourned session of the FirstEnergy special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Required Vote

If the proposal to adjourn the FirstEnergy special meeting for the purpose of soliciting additional proxies is submitted to the FirstEnergy shareholders for approval, such approval requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy at the FirstEnergy special meeting and entitled to vote on the proposal, regardless of whether there is a quorum.

Recommendation

The FirstEnergy board of directors recommends a vote FOR the proposal to adjourn the FirstEnergy special meeting, if necessary or appropriate, to solicit additional proxies.

THE ALLEGHENY ENERGY SPECIAL MEETING OF STOCKHOLDERS

PROPOSAL #1 — APPROVAL OF THE MERGER AGREEMENT AND THE MERGER

For a summary and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 52 and “The Merger Agreement” beginning on page 124. A copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

Required Vote

Approval of the proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Allegheny Energy common stock outstanding and entitled to vote on the proposal.

Recommendation

The Allegheny Energy board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Allegheny Energy and its stockholders and has approved the merger agreement and the merger. The Allegheny Energy board of directors recommends that Allegheny Energy stockholders vote FOR the proposal to approve the merger agreement and the merger.

PROPOSAL #2 — ADJOURNMENT OF SPECIAL MEETING

The Allegheny Energy special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Allegheny Energy special meeting to approve the merger agreement and the merger.

If, at the Allegheny Energy special meeting, the number of shares of Allegheny Energy common stock present or represented and voting in favor of the approval of the merger agreement and the merger is insufficient to approve that proposal, Allegheny Energy intends to move to adjourn the Allegheny Energy special meeting in order to enable the Allegheny Energy board of directors to solicit additional proxies for the approval of the merger agreement and the merger. In that event, Allegheny Energy will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the merger agreement and the merger.

In this proposal, Allegheny Energy is asking its stockholders to authorize the holder of any proxy solicited by the Allegheny Energy board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Allegheny Energy special meeting to another time and place for the purpose of soliciting additional proxies. If the Allegheny Energy stockholders approve the adjournment proposal, Allegheny Energy could adjourn the Allegheny Energy special meeting and any adjourned session of the Allegheny Energy special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders who have previously voted.

Required Vote

If the proposal to adjourn the Allegheny Energy special meeting for the purpose of soliciting additional proxies is submitted to the Allegheny Energy stockholders for approval, such approval requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Allegheny Energy special meeting and entitled to vote on the proposal regardless of whether there is a quorum.

Recommendation

The Allegheny Energy board of directors recommends that Allegheny Energy stockholders vote FOR the proposal to adjourn the Allegheny Energy special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement and the merger.

LEGAL MATTERS

The validity of the shares of FirstEnergy common stock to be issued in the merger will be passed upon for FirstEnergy by Robert P. Reffner, Esq., Vice President, Legal, of FirstEnergy’s subsidiary FirstEnergy Service Company. As of May 31, 2010, Mr. Reffner beneficially owned approximately 26,852 shares of FirstEnergy common stock, which includes 11,323 shares of restricted stock and 9,224 shares of unvested restricted stock units. The description of material U.S. federal income tax consequences of the merger will be passed upon by Akin Gump Strauss Hauer & Feld LLP, New York, New York and by Skadden, Arps, Slate, Meagher & Flom LLP, Washington, DC. In addition, it is a condition to the merger that FirstEnergy and Allegheny Energy receive opinions from Akin Gump Strauss Hauer & Feld LLP and Skadden, Arps, Slate, Meagher & Flom LLP, respectively, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), of FirstEnergy Corp. incorporated in this joint proxy statement/prospectus by reference to FirstEnergy’s Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The 2009 and 2008 consolidated financial statements, and the related financial statement schedules, incorporated in this joint proxy statement/prospectus by reference from Allegheny Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Allegheny Energy’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and financial statement schedules of Allegheny Energy, Inc. for the year ended December 31, 2007 incorporated in this joint proxy statement/prospectus by reference to Allegheny Energy’s Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

FirstEnergy and Allegheny Energy file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by FirstEnergy and Allegheny Energy at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of FirstEnergy and Allegheny Energy are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

FirstEnergy filed a registration statement on Form S-4 to register with the SEC the shares of FirstEnergy common stock to be issued to Allegheny Energy stockholders pursuant to the merger.

This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of FirstEnergy, in addition to being a proxy statement of FirstEnergy for its special meeting and of Allegheny Energy for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about FirstEnergy and Allegheny Energy. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information FirstEnergy or Allegheny Energy shareholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows FirstEnergy and Allegheny Energy to “incorporate by reference” information into this joint proxy statement/prospectus. This means that FirstEnergy and Allegheny Energy can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that FirstEnergy and Allegheny Energy have previously filed with the SEC. They contain important information about FirstEnergy and Allegheny Energy and the financial condition of each company.

FirstEnergy SEC Filings (File No. 333-21011)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2010
Current Reports on Form 8-K	Filed on January 6, 2010, February 3, 2010, February 11, 2010 (of the two current reports filed on February 11, 2010, only the filing made under 1.01, 8.01 and 9.01 is incorporated herein by reference), May 20, 2010 and May 21, 2010

Allegheny Energy SEC Filings (File No. 001-267)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2010
Current Reports on Form 8-K	Filed on January 28, 2010, February 4, 2010, February 11, 2010 (two filings) (other than Item 7.01 and Exhibit 99.1 filed under that Item), March 4, 2010, May 6, 2010, May 24, 2010 and June 9, 2010
Description of Allegheny Energy common stock contained in Exhibit 99.1 to Allegheny Energy’s Form 8-K and any amendment or report filed for the purpose of updating such description	Filed on August 3, 2009

In addition, FirstEnergy and Allegheny Energy incorporate by reference additional documents that they may file with or furnish to the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the dates of the FirstEnergy special meeting and the Allegheny Energy special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

FirstEnergy has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to FirstEnergy and Merger Sub, and Allegheny Energy has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Allegheny Energy.

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain copies of any of these documents or answers to your questions about the applicable special meeting and proposals by requesting them in writing or by telephone from Innisfree M&A Incorporated, FirstEnergy’s proxy solicitor, or D.F. King & Co., Inc., Allegheny Energy’s proxy solicitor, at the following addresses and telephone numbers:

Innisfree M&A Incorporated	D.F. King & Co., Inc.
501 Madison Avenue, 20th floor	48 Wall Street, 22nd Floor
New York, New York 10022	New York, New York 10005
Shareholders may call toll free (877) 687-1866	Stockholders may call toll free (800) 549-6650
Banks and Brokers may call collect (212) 750-5833	Banks and Brokers may call collect (212) 269-5550

You can also obtain copies of any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

FirstEnergy Corp.	Allegheny Energy, Inc.
Attention: Corporate Department	Attention: Investor Relations
76 South Main Street	800 Cabin Hill Drive
Akron, Ohio 44308	Greensburg, Pennsylvania 15601
(800) 631-8945	(724) 838-6196

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference in the documents or in this joint proxy statement/prospectus.

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than          , 2010 if you are a FirstEnergy shareholder and          , 2010 if you are an Allegheny Energy stockholder.

You also may obtain these documents at the SEC’s website, http://www.sec.gov, and may obtain these documents at FirstEnergy’s website, “www.firstenergycorp.com,” under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings,” and at Allegheny Energy’s website, “www.alleghenyenergy.com,” under the tab “Investors” and then under the heading “SEC Filings.”

FirstEnergy and Allegheny Energy are not incorporating the contents of the websites of the SEC, FirstEnergy, Allegheny Energy or any other person into this joint proxy statement/prospectus. FirstEnergy and Allegheny Energy are providing only the information about how to obtain documents that are incorporated by reference in this joint proxy statement/prospectus at these websites for your convenience.

FirstEnergy and Allegheny Energy have not authorized anyone to give you any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A
Conformed Copy

AGREEMENT AND PLAN OF MERGER

by and among

FIRSTENERGY CORP.,

ELEMENT MERGER SUB, INC.

and

ALLEGHENY ENERGY, INC.

Dated as of February 10, 2010

As Amended as of June 4, 2010

A-i

A-ii

A-iii

Section 8.13	Headings	A-76
Section 8.14	Interpretation	A-76
Section 8.15	Definitions	A-76

A-iv

Index of Defined Terms

Page

Action	A-63
Adjusted Option	A-57
affiliates	A-77
Agreement	A-1
Applicable PSCs	A-11
Articles of Merger	A-2
Atomic Energy Act	A-28
business day	A-77
Cancelled Shares	A-3
Charter Amendment	A-26
Closing	A-2
Closing Date	A-2
Code	A-1
Common Shares Trust	A-4
Company	A-1
Company Acquisition Proposal	A-51
Company Acquisition Transaction	A-51
Company Approvals	A-11
Company Benefit Plans	A-17
Company Change of Recommendation	A-50
Company Common Stock	A-3
Company Disclosure Schedule	A-7
Company Employees	A-17
Company Equity Awards	A-10
Company Joint Venture	A-8
Company Material Adverse Effect	A-8
Company Material Contract	A-22
Company Organizational Documents	A-7
Company Performance Shares	A-57
Company Permits	A-14
Company Permitted Lien	A-11
Company Recommendation	A-10
Company RSUs	A-57
Company SEC Documents	A-12
Company Stock Option	A-56
Company Stock Plans	A-57
Company Stockholder Approval	A-20
Company Stockholders’ Meeting	A-56
Company Superior Offer	A-51
Company Tax Opinion	A-67
Company Tax Opinion Materials	A-65
Company Termination Fee	A-72
Company Trading Policies	A-20

A-v

Confidentiality Agreement	A-48
contract	A-22
Contract	A-22
control	A-77
Designated Directors	A-3
DOJ	A-61
Effective Time	A-2
End Date	A-69
ENEC	A-21
Environment	A-19
Environmental Law	A-19
ERISA	A-16
Excess Shares	A-4
Exchange Act	A-11
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-3
FCC	A-11
FERC	A-11
FERC Approval	A-11
Final Order	A-67
Final Order Waiting Period	A-67
Form S-4	A-13
FPA	A-11
FTC	A-61
GAAP	A-12
Governmental Entity	A-11
Group	A-51
Hazardous Materials	A-19
HSR Act	A-11
Indemnified Party	A-63
Intellectual Property Rights	A-21
Intended Tax Treatment	A-65
Joint Proxy Statement	A-14
knowledge	A-77
Law	A-14
Laws	A-14
Lien	A-11
Merger	A-1
Merger Consideration	A-3
Merger Sub	A-1
MGCL	A-1
MPSC	A-11
Net Company Position	A-20
Net Parent Position	A-35
New Plans	A-59

A-vi

NRC	A-28
NYSE	A-4
Old Plans	A-59
Parent	A-1
Parent Acquisition Proposal	A-54
Parent Acquisition Transaction	A-54
Parent Approvals	A-26
Parent Benefit Plans	A-32
Parent Change of Recommendation	A-53
Parent Common Stock	A-3
Parent Disclosure Schedule	A-23
Parent Employees	A-32
Parent Equity Awards	A-25
Parent Joint Venture	A-23
Parent Material Adverse Effect	A-24
Parent Material Contract	A-37
Parent Nuclear Facilities	A-34
Parent Organizational Documents	A-23
Parent Permits	A-30
Parent Permitted Lien	A-27
Parent Preferred Stock	A-24
Parent Recommendation	A-26
Parent SEC Documents	A-27
Parent Shareholder Approval	A-35
Parent Shareholders’ Meeting	A-56
Parent Stock Conversion Price	A-57
Parent Stock Options	A-25
Parent Superior Offer	A-55
Parent Tax Opinion	A-68
Parent Tax Opinion Materials	A-65
Parent Termination Fee	A-72
Parent Trading Policies	A-35
person	A-77
PPUC	A-11
Proprietary Information	A-48
Regulatory Law	A-62
Representatives	A-48
Restraints	A-66
Restricted Shares	A-57
Sarbanes-Oxley Act	A-12
SDAT	A-2
SEC	A-12
Securities Act	A-11
Share	A-3
Stock Issuance	A-26
Subsidiaries	A-76

A-vii

Surviving Corporation	A-1
Takeover Laws	A-20
Tax Return	A-16
Taxes	A-16
Termination Date	A-38
Transaction Expenses	A-72
Transactions	A-1
Union	A-17
VSCC	A-11
WARN	A-18
WVPSC	A-11

A-viii

AGREEMENT AND PLAN OF MERGER, dated as of February 10, 2010 (the “Agreement”), by and among FirstEnergy Corp., an Ohio corporation (“Parent”), Element Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Allegheny Energy, Inc., a Maryland corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has (i) determined that it is advisable and in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger (the “Transactions”), (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved to recommend adoption of this Agreement and approval of the Transactions by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved to recommend to its shareholders approval of the Stock Issuance and the Charter Amendment, each of which shall be deemed to be included, with respect to Parent, in the defined term “Transactions”;

WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved this Agreement and the Transactions;

WHEREAS, for U.S. Federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and that Parent, Merger Sub and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Maryland General Corporation Law (the “MGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the MGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent.

Section 1.2  Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Washington, DC, at 10:00 a.m. local time, on the third business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of such conditions), or at such other place, date and time as the Company and Parent may agree in writing (the “Closing Date”).

Section 1.3  Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, the Company and Merger Sub shall file the articles of merger providing for the Merger (the “Articles of Merger”) in a form mutually agreed upon by Parent and the Company (acting reasonably), executed in accordance with, and containing such information as is required by, the relevant provisions of the MGCL, with the State Department of Assessments and Taxation of Maryland (the “SDAT”). The Merger shall become effective at such time as the Articles of Merger are duly filed with and accepted for record by the SDAT, or at such later time as is agreed by the parties hereto and specified in the Articles of Merger in accordance with the relevant provisions of the MGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4  Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation, all as provided under the MGCL.

Section 1.5  Charter and Bylaws of the Surviving Corporation.

(a)  At the Effective Time, the charter of Merger Sub as in effect immediately prior to the Effective Time shall be the charter of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11; provided, however, that Article Second of the articles of incorporation of the Surviving Corporation shall be amended in its entirety to read as follows: “The name of the corporation is Allegheny Energy, Inc.”

(b)  At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.

Section 1.6  Directors.  Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

Section 1.7  Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

Section 1.8  Parent Board of Directors.  Prior to the Effective Time, Parent shall take all necessary corporate action (i) to increase the size of the Board of Directors of Parent by two members, such that at the Effective Time the Board of Directors of Parent shall consist of 13 members, and (ii) to fill the vacancies on the Board of Directors of Parent created by such increase, to appoint to the Board of Directors of Parent, effective immediately after the Effective Time, two directors consisting of current members of the Company Board of Directors (the “Designated Directors”), which Designated Directors shall be designated by Parent, upon consultation with, and consideration of the views of, the Company, before the mailing of the Joint Proxy Statement. If prior to the Effective Time, any Designated Director is unwilling or unable to serve as a director of Parent as a result of illness, death, resignation or any other reason, then, any replacement for such person shall be selected by Parent, upon consultation with, and consideration of the views of, the Company, and such replacement shall constitute a Designated Director. The Designated Directors shall serve on committees of the Board of Directors of Parent on an equitable basis proportionate to the size of the Board of Directors of Parent.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1  Effect on Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)  Conversion of Company Common Stock.  Subject to Sections 2.1(b), 2.1(d) and 5.7, each issued and outstanding share of common stock, par value $1.25 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Share”), other than any Cancelled Shares, shall thereupon be converted automatically into and shall thereafter represent the right to receive 0.667 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $0.10 per share (“Parent Common Stock”), of Parent (the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of such Shares which are issued and outstanding immediately prior to the Effective Time, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Shares in accordance with Section 2.2(b).

(b)  Cancellation of Shares.  Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held by the Company or any Subsidiary of the Company immediately prior to the Effective Time (in each case, other than the Restricted Shares) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c)  Conversion of Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d)  Fractional Shares.

(i)  No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional share of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (A) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Shares pursuant to Section 2.2(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Shares that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at the then prevailing prices on the New York Stock Exchange (the “NYSE”) in the manner provided in the following paragraph.

(ii)  The sale of the Excess Shares by the Exchange Agent, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent reasonably practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Shares, the Exchange Agent shall hold such net proceeds in trust for the holders of Shares that would otherwise receive fractional shares of Parent Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust (after the sale of all Excess Shares) by a fraction, the numerator of which is the amount of the fractional shares to which such former holder of Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional shares to which all former holders of Shares would otherwise be entitled.

(iii)  As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such former holders of Shares without interest, subject to and in accordance with Section 2.2.

(e)  Adjustments to the Exchange Ratio.  If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any other similar event, then, provided that such event did not occur in violation of this Agreement, the Exchange Ratio, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to reflect such change.

Section 2.2  Exchange of Shares.

(a)  Exchange Agent.  Prior to the Effective Time, Parent shall appoint its transfer agent or such other exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Shares for the Merger Consideration. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Shares, the Restricted Shares, the Company Performance Shares and Company RSUs, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(c). All certificates representing shares of Parent Common Stock (including the amount of any dividends or other distributions payable with respect thereto pursuant to Section 2.2(c) and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.1(d)) are hereinafter referred to as the “Exchange Fund.”

(b)  Exchange Procedures.  As soon as reasonably practicable after the Effective Time and in any event not later than the fourth business day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Shares as of the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Shares shall pass, only upon delivery of the Shares to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company) and (ii) instructions for use in effecting the surrender of the Shares in exchange for certificates representing whole shares of Parent Common Stock (or appropriate alternative arrangements made by Parent if uncertificated shares of Parent Common Stock will be issued), cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.2(c). Exchange of any Shares held in book entry form shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities held in book entry form. Upon surrender of Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or Parent, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all Shares surrendered by such holder) to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book entry form unless a physical certificate is affirmatively requested), payment by cash or check in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 2.1(d) and any dividends or distributions payable pursuant to Section 2.2(c), and the Shares so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Share is registered, it shall be a condition to the registration thereof that the surrendered Share be in proper form for transfer and that the person requesting such delivery of the Merger Consideration pay any and all transfer and other similar Taxes required to be paid as a result of such registration in the name of a person other than the registered holder of such Share or establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.2(b), each Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.2(c)) upon such surrender. No interest shall be paid or shall accrue on or with respect to the Merger

Consideration or on or with respect to any amount payable pursuant to Section 2.1(d) or Section 2.2(c).

(c)  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Share with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.1(d), until such Share has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such Share, there shall be paid to the recordholder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Parent Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d)  Withholdings.  Each of Parent, Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement to any holder of record of a Share immediately prior to the Effective Time or any other person who is entitled to receive the Merger Consideration pursuant to this Article II, such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the person(s) to whom such amounts would otherwise have been paid.

(e)  No Further Ownership Rights in Company Common Stock; Closing of Transfer Books.  All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.2(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares. After the Effective Time, the stock transfer books of the Company shall be closed with respect to the Shares that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f)  Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or distributions pursuant to Section 2.2(c).

(g)  No Liability.  Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)  Lost Certificates.  If any certificate representing a Share shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional Shares to which such holders are entitled pursuant to Section 2.1(d) and any unpaid dividends and distributions to which such holders are entitled pursuant to Section 2.2(c) as the case may be, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents filed prior to the date hereof (including exhibits; provided that any representations and warranties included in any such exhibit shall not be deemed to qualify any representation or warranty in this Article III), (b) the draft Form 10-K (dated February 9, 2010) of the Company for the year ended December 31, 2009, a copy of which has been previously furnished to Parent or (c) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that (a) with respect to the Company SEC Documents or such draft Form 10-K: (i) any disclosures set forth in any risk factor section, (ii) any disclosures in any section relating to forward looking statements and (iii) any other disclosures included therein that are predictive, non-specific or forward-looking in nature shall be ignored and (b) any disclosure in the Company SEC Documents or such draft Form 10-K shall be deemed to qualify any representation or warranty in this Article III only to the extent that such disclosure is made in such a way as to make its relevance reasonably apparent on its face (but such Company SEC Documents or draft Form 10-K shall in no event qualify the representations and warranties set forth in Section 3.1, Section 3.2 or Section 3.3)), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1  Qualification, Organization, Subsidiaries, etc.

(a)  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true and complete copy of its charter and bylaws, each as amended through the date hereof and which are in full force and effect (the “Company Organizational Documents”) and has made available to Parent prior to the date of this Agreement a true and complete copy of the articles of incorporation and bylaws or other equivalent organizational documents of each of its Subsidiaries, each as amended through the date hereof.

(b)  Section 3.1(b) of the Company Disclosure Schedule lists each Subsidiary of the Company and its jurisdiction of organization or formation and the jurisdictions in which they are qualified to do business. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, in each case free and clear of all Liens. Except for the capital stock and other equity interests of its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity interest in any other person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 2% or less in publicly traded companies, and there are no Company Joint Ventures. “Company Joint Venture” means any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of the Company and in which (i) the Company, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 2% or less in publicly traded companies) or (ii) the Company or a Subsidiary of the Company is a general partner.

(c)  As used in this Agreement, a “Company Material Adverse Effect” means an event, change, effect, development, state of facts, circumstance, condition or occurrence that is materially adverse to the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to consummate the Transactions, but shall not be deemed to include any event, change, effect, development, state of facts, circumstance, condition or occurrence: (i) in or affecting the economy or the financial, securities or commodities markets in the United States or elsewhere in the world, the industry or industries in which the Company or its Subsidiaries operate generally or in any specific jurisdiction or geographical area or (ii) resulting from or arising out of (A) any changes or developments in international, national, regional, state or local wholesale or retail markets for electric power, capacity or fuel or related products including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (B) any changes or developments in national, regional, state or local electric transmission or distribution systems or decreases in planned spending with respect thereto, including any changes to projects required under PJM’s Regional Transmission Expansion Plan or Pennsylvania’s Act 129, (C) the announcement or the existence of, or compliance with, this Agreement or the Transactions, including possible Union organizing activity, (D) any taking of any action at the written request of Parent or Merger Sub, (E) any Action arising from allegations of breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (F) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law (including any Environmental Law) of or by any national, regional, state or local Governmental Entity, independent system operator, regional transmission organization or market administrator, (G) any changes in GAAP or accounting standards or interpretations thereof, (H) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism, (I) the consummation or non-consummation of the sale of the Company’s electric distribution operations in Virginia to Rappahannock Electric Cooperative and Shenandoah Valley Electric Cooperative, or (J) any reduction in the credit rating of the Company or any of its Subsidiaries to the extent attributable to the expected consummation of the Merger but not to the extent attributable to a change in the Company’s or, as the case may be, such Subsidiary’s business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations; provided, however, that any event, change, effect, development, state of facts, circumstance, condition or occurrence described in each of clauses (i) and (ii) B, G or H above shall not constitute or give rise to a Company Material Adverse Effect only if and to the extent that such event, change, effect, development, state of facts, circumstance, condition or occurrence does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the utility industry; provided further, however, that any event, change, effect, development, state of facts, circumstance, condition or occurrence described in clause (ii) A or F above shall not constitute or give rise to a Company Material Adverse Effect only if and to the extent that such event, change, effect, development, state of facts, circumstance, condition or occurrence (x) does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to a hypothetical participant in the utility industry that owns similar power generation assets (with respect to fuel type and location) or (y) is the result of an increase in the generally prevailing price of Northern Appalachian coal.

Section 3.2  Stock.

(a)  The authorized stock of the Company consists of 260,000,000 shares of Company Common Stock and no shares of preferred stock. As of February 5, 2010, (i) 169,569,603.763 shares of Company Common Stock were issued and outstanding, which includes all of the Restricted Shares outstanding as of such date, (ii) 2,851,117 shares of Company Common Stock were reserved for issuance in respect of outstanding Company Stock Options with a weighted average exercise price per share as of December 31, 2009 of $27.605, (iii) 487,742 shares of Company Common Stock were reserved for issuance in respect of outstanding Company Performance Shares, (iv) 86,689 shares of Company Common Stock were reserved for issuance in respect of shares earned but not issued under the Company’s Non-Employee Director Stock Plan and (v) no shares of Company Common Stock were reserved for issuance in respect of outstanding Company RSUs. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right and all shares of Company Common Stock reserved for issuance as noted in clauses (ii), (iii), (iv) and (v), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right. No shares of Company Common Stock are held by any Subsidiary of the Company. Except as set forth in this Section 3.2(a), at the close of business on the business day immediately preceding the date of this Agreement, no shares of stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.

(b)  Except as set forth in subsection (a) above, as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance or repurchase of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c)  There are outstanding no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter.

(d)  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e)  The Company has delivered or made available to Parent an accurate and complete copy of the Company Stock Plans and the forms of Company Stock Options, Restricted Shares, Company Performance Shares and Company RSUs (collectively, “Company Equity Awards”). There have been no repricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two calendar years. None of the Company Stock Options was granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and properly recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Company Stock Options.

(f)  All outstanding shares of Company Common Stock and all outstanding Company Stock Options have been issued and granted in compliance with (i) all applicable Laws and (ii) all requirements set forth in contracts applicable to the issuance of Company Common Stock, granting of Company Stock Options or the issuance of equity interests of any Subsidiary of the Company.

Section 3.3  Corporate Authority Relative to this Agreement; No Violation.

(a)  The Company has requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the Merger or the consummation of the Transactions. As of the date hereof, the Board of Directors of the Company has unanimously resolved to recommend that the Company’s stockholders approve this Agreement and the Transactions (the “Company Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders’ Meeting, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)  Other than in connection with or in compliance with (i) the MGCL, (ii) the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) the Securities Act of 1933 (the “Securities Act”), (iv) the rules and regulations of the NYSE, (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) the Federal Power Act, as amended (the “FPA”), and the approval of the Federal Energy Regulatory Commission (the “FERC”) thereunder (the “FERC Approval”), (vii) to the extent required, the rules and regulations of (1) the Maryland Public Service Commission (the “MPSC”), (2) the Pennsylvania Public Utility Commission (the “PPUC”), (3) the Virginia State Corporation Commission (the “VSCC”), (4) the Public Service Commission of West Virginia (the “WVPSC” and collectively with the MPSC, PPUC and VSCC, the “Applicable PSCs”) and (viii) pre-approvals of license transfers by the Federal Communications Commission (the “FCC”) (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, or action by, the United States, any state of the United States or any foreign governmental or regulatory agency, commission, court, panel, body, entity or authority (each, a “Governmental Entity”) is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Transactions by the Company, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)  The execution and delivery by the Company of this Agreement do not, and, provided the Company Approvals are obtained, the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of the Company or any of its Subsidiaries are conducted as of the date hereof (each of the foregoing (A) through (E), a “Company Permitted Lien”), upon any of the properties or assets of the Company or any of its

Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of restatement or bylaws or other equivalent organizational document of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4  SEC Reports, Financial Statements and Utility Reports.

(a)  The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2009 (the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all such required certifications have been made. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and such assessment concluded that such controls were effective.

(c)  The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to the Company), and were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(d)  All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since January 1, 2007, with the FERC under the FPA or the Public Utility Holding Company Act of 2005, the Department of Energy and any applicable state public utility commissions and under applicable state Law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements, and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries or affiliates.

Section 3.5  No Undisclosed Liabilities.  Except (a) as reflected or reserved against in the Company’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Company SEC Documents and (b) for liabilities and obligations incurred since January 1, 2009 in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto) other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6  Absence of Certain Changes or Events.  Since January 1, 2009 through the date of this Agreement, there has not been any event, change, effect, development, state of facts, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7  Investigations; Litigation.  (a) There is no investigation, audit or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, arbitrations, investigations or proceedings pending (or, to the knowledge of the Company, threatened) against, relating to or affecting the Company or any of its Subsidiaries (including against or in respect of any Company Benefit Plan), or any of their respective properties at law or in equity before and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity except, in the case of clauses (a) through (c), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8  Information Supplied.  None of the information provided or to be provided by the Company or its Subsidiaries for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. None of the information provided by the Company or its Subsidiaries for inclusion or incorporation by reference in the proxy statement relating to the Company Stockholders’ Meeting and the proxy statement relating to the Parent Shareholders’ Meeting which are a part of the Form S-4 (such proxy statements together, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it is first mailed to the Company’s stockholders or Parent’s shareholders or at the time of the Company Stockholders’ Meeting or the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that, with respect to projected financial information provided by or on behalf of the Company, the Company represents only that such information was prepared in good faith by management of the Company on the basis of assumptions believed by such management to be reasonable as of the time made. The Joint Proxy Statement (other than the portion thereof relating solely to the Parent Shareholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.8, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.9  Compliance with Law; Permits.

(a)  The Company and each of its Subsidiaries are, and since January 1, 2007 have been, in compliance with and not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law or the interpretation thereof (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Within the past three years, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any material contract with any Governmental Entity, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is, and each of its Subsidiaries is, and their respective businesses as currently conducted are, in compliance in all material respects with the terms and requirements of such Company Permits.

(c)  Notwithstanding anything contained in this Section 3.9, no representation or warranty shall be deemed to be made in this Section 3.9 in respect of the matters referenced in Section 3.4, or in respect of Tax, employee benefits, labor or environmental matters.

Section 3.10  Tax Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)  The Company and its Subsidiaries (i) have timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by the Company or any of its Subsidiaries, and all such Tax Returns were true, correct and complete, and all such Tax Returns filed on or before December 31, 2005 have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (ii) have timely paid or caused to be paid (taking into account any extension of time within which to pay) all Taxes shown as due on such Tax Returns; (iii) have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements; and (iv) have not received any written notice of any deficiencies for any Tax of the Company or any of its Subsidiaries from any taxing authority for which there are not adequate accruals or reserves on the financial statements included in the Company SEC Documents.

(b)  Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established. There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)  Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than an agreement with the Company or its Subsidiaries), except for agreements entered into in the ordinary course of business. Neither the Company nor any of its Subsidiaries is liable under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any person other than the Company and its Subsidiaries.

(d)  The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; such withheld amounts were either timely paid to the appropriate taxing authority or set aside in accounts for such purpose. The Company and each of its Subsidiaries have reported such withheld amounts to the appropriate taxing authority and to each such employee, independent contractor, creditor, stockholder or other third party, as required under Law.

(e)  Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Merger.

(f)  Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury regulations promulgated under the Code.

(g)  The Company has made available to Parent or its legal or accounting representative copies of all U.S. Federal and state income Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2007.

(h)  Neither the Company nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (v) has, since December 31, 2006, entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.

(i)  Neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or foreign Tax Law) by reason of a change in accounting method or otherwise.

(j)  As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and (ii) “Tax Return” means any return, report or similar filing (including any elections, notifications, declarations, schedules or attachments thereto, and any amendment thereof) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes. It is agreed and understood that no representation or warranty is made by the Company in respect of Tax matters in any Section of this Agreement other than Section 3.4, Section 3.5, Section 3.11, Section 3.21 and this Section 3.10.

Section 3.11  Employee Benefit Plans.

(a)  Section 3.11(a) of the Company Disclosure Schedule lists all material compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by the Company or any of its

Subsidiaries for the benefit of current or former employees or directors of the Company or its Subsidiaries (the “Company Benefit Plans”).

(b)  Each Company Benefit Plan has been operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to the Company’s knowledge, no event has occurred that could reasonably be expected to result in the disqualification of such Company Benefit Plan.

(c)  Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by the Company or any its Subsidiaries that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a material liability to the Company or its Subsidiaries under Title IV of ERISA.

(d)  The consummation of the Transactions will not (i) entitle any current or former employee or director of the Company or any of its Subsidiaries to severance, retention or change in control pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director.

(e)  There are no material pending or, to the Company’s knowledge, threatened claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Company Benefit Plans or otherwise involving any Company Benefit Plan.

(f)  Neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)  No Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of the Company or its Subsidiaries, or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

Section 3.12  Employment and Labor Matters.

(a)  As of the date of this Agreement: (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, work rules or other agreement with any labor union, labor organization, employee association, or works council (each, a “Union”) applicable to employees of the Company or any of its Subsidiaries (“Company Employees”), (ii) none of the Company Employees is represented by any Union with respect to his or her employment with the Company or any of its Subsidiaries, (iii) to the Company’s knowledge, within the past three years, no Union has attempted to organize employees at the Company or any of its Subsidiaries or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any Company Employees, (iv) within the past three years, there have been no actual or, to the Company’s knowledge, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Company Employees, causing significant disruption to the operations of a Company facility, or (C) other form of Union disruption at the Company or any of its Subsidiaries, and (v) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no unfair labor practice, labor dispute, or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees.

(b)  Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries are, and within the past three years have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act (“WARN”) or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c)  In the past three years, (i) no Governmental Entity has threatened (to the knowledge of the Company) or initiated any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings, or other proceeding(s) or investigation(s) with respect to the Company or its Subsidiaries arising out of, in connection with, or otherwise relating to any Company Employees or any Laws governing labor or employment, and (ii) no Governmental Entity has issued or, to the Company’s knowledge, threatened to issue any significant citation, order, judgment, fine or decree against the Company or any of its Subsidiaries with respect to any Company Employees or any Laws governing labor or employment.

Section 3.13  Environmental Laws and Regulations.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)  there is no pending or, to the knowledge of the Company, threatened, claim, lawsuit, or administrative proceeding against the Company or any of its Subsidiaries, under or pursuant to any Environmental Law, and neither the Company nor any of its Subsidiaries has received written notice from any person, including any Governmental Entity, alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(ii)  the Company and its Subsidiaries are and, since January 1, 2005, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii)  the Company and its Subsidiaries have all material permits, licenses and approvals required for the operation of the businesses and the operation of their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the knowledge of the Company, there is no actual or alleged proceeding to revoke, modify or terminate such permits, licenses and approvals;

(iv)  to the knowledge of the Company, there has been no release of Hazardous Materials at any real property currently or formerly owned, leased, or operated by the

Company or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Laws; or (B) would require reporting, investigation, remediation, or other corrective or response action by the Company or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or responsive action by the Company or any Subsidiary; and

(v)  the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the knowledge of the Company, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person.

(b)  Notwithstanding any provision to the contrary in this Agreement, including Section 3.13(a)(i)-(v), the Company makes no representation or warranty with respect to the Company’s or any of its Subsidiaries’ compliance with Environmental Laws relating to federal or state new source review or prevention of significant deterioration air permit laws or regulations, except to the extent that the Company or a Subsidiary has, as of the date of this Agreement, received a written notice or been subject to a judicial or administrative proceeding alleging non-compliance with such laws or regulations.

(c)  As used in this Agreement:

(i)  “Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

(ii)  “Environmental Law” means any Law or any binding agreement issued or entered by or with any Governmental Entity relating to: (A) the protection of the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment; (B) any release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (C) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials; or (D) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iii)  “Hazardous Materials” means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(d)  The representations and warranties set forth herein are the Company’s sole representations and warranties relating to Environmental Law, the Environment and Hazardous Materials.

Section 3.14  No Ownership of Nuclear Power Plants.  Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any interest in any nuclear generation station or manages or operates any nuclear generation station.

Section 3.15  Insurance.  Section 3.15 of the Company Disclosure Schedule sets forth a true and complete list of the material insurance policies naming the Company or any of its Subsidiaries or any director, officer or employee thereof as an insured or beneficiary or as a loss payable payee or for which the Company or any of its Subsidiaries has paid or is obligated to pay all or part of the premiums, as of the date hereof. Neither the Company nor any of its Subsidiaries has received notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect thereto, and the Company and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein. From and after January 1, 2009, the Company and its Subsidiaries have been continuously insured with financially responsible insurers or have self-insured, in each case in such amounts and against such risks as is customary for the industries in which it and its Subsidiaries operate.

Section 3.16  Trading.  The Company has established risk parameters, limits and guidelines in compliance with the risk management policy approved by the Company’s Board of Directors (the “Company Trading Policies”) to restrict the level of risk that the Company and its Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions (including the anticipated output from the Company’s merchant generation fleet and the contracted price of coal) exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company and its Subsidiaries with such Company Trading Policies. The Company has provided the Company Trading Policies to Parent prior to the date of this Agreement. At no time between September 30, 2009 and the date of this Agreement, (i) has the Net Company Position not been within the risk parameters that are set forth in the Company Trading Policies or (ii) has the exposure of the Company and its Subsidiaries with respect to the Net Company Position resulting from all such transactions been material to the Company and its Subsidiaries taken as a whole. From December 31, 2008 to the date of this Agreement, neither the Company nor any of its Subsidiaries has, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would be material to the Company and its Subsidiaries taken as a whole.

Section 3.17  Required Vote of the Company Stockholders.  The affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote on this Agreement and the Merger is the only vote of holders of securities of the Company that is required to approve this Agreement and the Merger (the “Company Stockholder Approval”).

Section 3.18  Antitakeover Statutes; Rights Plan.

(a)  Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.18, the Board of Directors of the Company has taken all actions necessary so that, to the extent applicable, the restrictions contained in Section 3-602 of the MGCL applicable to a “business combination” (as defined in Section 3-601(e) of the MGCL) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger and no other Takeover Laws are applicable to the Merger, this Agreement, or any of the Transactions. As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state antitakeover Laws and regulations.

(b)  Neither the Company nor any of its Subsidiaries has any stockholders’ rights plan or similar plan or arrangement in effect.

Section 3.19  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement and customary in form, scope and substance, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair to the holders of Company Common Stock (other than Parent and its affiliates) from a financial point of view. The

Company shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to Parent for informational purposes.

Section 3.20  Finders or Brokers.  Except for Goldman, Sachs & Co. (the fees and expenses of which will, prior to the Closing, be the responsibility of the Company), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions. The Company has furnished to Parent accurate and complete copies of its agreements with Goldman, Sachs & Co.

Section 3.21  Reorganization under the Code.  Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that will prevent or impede, or is reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.22  Regulatory Proceedings.  As of the date hereof, neither the Company nor any of its Subsidiaries all or part of whose rates or services are regulated by a Governmental Entity (a) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by the Company or any of its Subsidiaries other than in the ordinary course consistent with past practice, (b) has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs and/or revenues that are subject to adjustment once the actual costs and/or revenues become known, including the expanded net energy cost (“ENEC”) clause in West Virginia) or (c) is a party to any contract with any Governmental Entity entered into other than in the ordinary course consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except in the case of clauses (a) through (c) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.23  Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights, and any applications and registrations therefor, technology, trade secrets, know-how, computer software and tangible and intangible proprietary information and materials (collectively, “Intellectual Property Rights”) used in connection with and reasonably necessary for the business of the Company and its Subsidiaries as currently conducted. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.24  Properties.  The Company or its applicable Subsidiary has (a) good and insurable title or (b) good and valid leasehold interest in and to each material parcel of real property owned or leased, as applicable, by the Company or any of its Subsidiaries, subject to any Liens or exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.25  Material Contracts.  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (ii) would, after giving effect to the Merger, limit or restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business that it currently engages in or is a reasonable extension thereof (including with respect to Parent after the Effective Time) or in any geographic area or contains exclusivity or non-solicitation provisions with respect to customers, (iii) limits or otherwise restricts the ability of the Company or any of its Subsidiaries to pay dividends or make distributions to its stockholders, or (iv) provides for the operation or management of any operating assets of the Company or its Subsidiaries by any person other than the Company or its Subsidiaries. Each Contract of the type described in this Section 3.25, whether or not set forth on Section 3.25 of the Company Disclosure Schedule and whether or not entered into on or prior to the date hereof, is referred to herein as a “Company Material Contract”. Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary party thereto enforceable against the Company or its Subsidiary party thereto in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, to the Company’s knowledge, each other party thereto, and is in full force and effect, and each of the Company and each of its Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has knowledge of, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect. “Contract” or “contract” means any written agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

Section 3.26  No Additional Representations.  The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries in each case except as expressly set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents filed prior to the date hereof (including exhibits; provided that any representations and warranties included in any such exhibit shall not be deemed to qualify any representation or warranty in this Article IV), (b) the draft Form 10-K (dated February 5, 2010) of Parent for the year ended December 31, 2009, a copy of which has been previously furnished to the Company or (c) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”), (provided that (a) with respect to the Parent SEC Documents or such draft Form 10-K: (i) any disclosures set forth in any risk factor section, (ii) any disclosures in any section relating to forward looking statements and (iii) any other disclosures included therein that are predictive, non-specific or forward-looking in nature shall be ignored and (b) any disclosure in the Parent SEC Documents or such draft Form 10-K shall be deemed to qualify any representation or warranty in this Article IV only to the extent that such disclosure is made in such a way as to make its relevance reasonably apparent on its face (but such Parent SEC Documents or draft Form 10-K shall in no event qualify the representations and warranties set forth in Section 4.1, Section 4.2 or Section 4.3)), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1  Qualification; Organization, Subsidiaries, etc.

(a)  Each of Parent and its Subsidiaries, including Merger Sub, is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company prior to the date of this Agreement a true and complete copy of its articles of incorporation and bylaws, each as amended through the date hereof and which are in full force and effect (the “Parent Organizational Documents”) and has made available to the Company prior to the date of this Agreement a true and complete copy of the articles of incorporation and bylaws or other equivalent organizational documents of each of its Subsidiaries, including Merger Sub, each as amended through the date hereof.

(b)  Section 4.1(b) of the Parent Disclosure Schedule lists each Subsidiary of Parent and its jurisdiction of organization or formation and the jurisdictions in which they are qualified to do business. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent have been validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent are owned by Parent, by one or more Subsidiaries of Parent or by Parent and one or more Subsidiaries of Parent, in each case free and clear of all Liens. Except for the capital stock and other equity interests of its Subsidiaries, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity interest in any other person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 2% or less in publicly traded companies, and there are no Parent Joint Ventures. “Parent Joint Venture” means any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of Parent and in which (i) Parent, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of 2% or less in publicly traded companies) or (ii) Parent or a Subsidiary of Parent is a general partner.

(c)  As used in this Agreement, a “Parent Material Adverse Effect” means an event, change, effect, development, state of facts, circumstance, condition or occurrence that is materially adverse to the business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations of Parent and its Subsidiaries, taken as a whole, or on the ability of Parent to consummate the Transactions but shall not be deemed to include any event, change, effect, development, state of facts, circumstance, condition or occurrence: (i) in or affecting the economy or the financial, securities or commodities markets in the United States or elsewhere in the world, the industry or industries in which Parent or its Subsidiaries operate generally or in any specific jurisdiction or geographical area or (ii) resulting from or arising out of (A) any changes or developments in international, national, regional, state or local wholesale or retail markets for electric power, capacity or fuel or related products, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (B) any changes or developments in national, regional, state or local electric transmission or distribution systems or decreases in planned spending with respect thereto, including any changes to projects required under PJM’s Regional Transmission Expansion Plan or Pennsylvania’s Act 129, (C) the announcement or the existence of, or compliance with, this Agreement or the Transactions, including possible Union organizing activity, (D) any taking of any action at the written request of the Company, (E) any Action arising from allegations of breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions, (F) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law (including any Environmental Law) of or by any national, regional, state or local Governmental Entity, independent system operator, regional transmission organization or market administrator, (G) any changes in GAAP or accounting standards or interpretations thereof, (H) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism or (I) any reduction in the credit rating of Parent or any of its Subsidiaries to the extent attributable to the expected consummation of the Merger but not to the extent attributable to a change in Parent’s or, as the case may be, such Subsidiary’s business, condition (financial or otherwise), properties, results of operations, liabilities, assets or operations; provided, however, that any event, change, effect, development, state of facts, circumstance, condition or occurrence described in each of clauses (i) and (ii)A, B, F, G or H above shall not constitute or give rise to a Parent Material Adverse Effect only if and to the extent that such event, change, effect, development, state of facts, circumstance, condition or occurrence does not have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other similarly situated participants in the utility industry.

Section 4.2  Capital Stock.

(a)  The authorized capital stock of Parent consists of 375,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $100 par value (“Parent Preferred Stock”). As of February 5, 2010, (i) 304,835,407 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury, (iii) 3,057,926 shares of Parent Common Stock were reserved for issuance in respect of outstanding options to acquire Parent Common Stock with a weighted average exercise price per share as of December 31, 2009 of $34.74, (iv) 2,013,803.12 shares of Parent Common Stock were reserved for issuance in respect of settlement of any outstanding awards of restricted share units, phantom shares, restricted stock or similar equity awards with respect to shares of Parent Common Stock and (v) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right and all shares of Parent Common Stock reserved for issuance as noted in clauses (iii) and (iv), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right. No shares of Parent Common Stock are held by any Subsidiary of Parent. Except as set forth in this Section 4.2(a), at the close of business on the business day immediately preceding the date of this Agreement, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding.

(b)  Except as set forth in subsection (a) above, as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance or repurchase of capital stock or other equity interests to which Parent or any of its Subsidiaries is a party, or by which any of them is bound, obligating Parent or any of its Subsidiaries to (i) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity interests of Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c)  There are outstanding no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent or any of its Subsidiaries on any matter.

(d)  There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of Parent or any of its Subsidiaries.

(e)  Parent has delivered or made available to the Company an accurate and complete copy of all employee and director stock plans of Parent and the forms of options to purchase shares of Parent Common Stock (“Parent Stock Options”), restricted share units and phantom shares with respect to shares of Parent Common Stock (collectively, “Parent Equity Awards”). There have been no repricings of any Parent Stock Options through amendments, cancellation and reissuance or other means during the current or prior two calendar years. None of the Parent Stock Options was granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Parent Equity Awards were validly made and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and properly recorded on the consolidated financial statements of Parent in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Parent Stock Options.

(f)  All outstanding shares of Parent Common Stock and all outstanding Parent Stock Options have been issued and granted in compliance with (i) all applicable Laws and (ii) all requirements set forth in contracts applicable to the issuance of Parent Common Stock, granting of Parent Stock Options or the issuance of equity interests of any Subsidiary of Parent.

(g)  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.3  Corporate Authority Relative to this Agreement; No Violation.

(a)  Each of Parent and Merger Sub has requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent, as the sole stockholder of Merger Sub, and, except for the Parent Shareholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Merger, the Stock Issuance or the consummation of the Transactions. The Board of Directors of Parent has unanimously resolved to recommend (the “Parent Recommendation”) that Parent’s shareholders authorize and approve the issuance of shares of Parent Common Stock in connection with the Merger (the “Stock Issuance”) and the other Transactions and adopt an amendment to Parent’s articles of incorporation providing for an increase in the authorized capital stock of Parent to 495,000,000 shares (the “Charter Amendment”), and such resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)  Other than in connection with or in compliance with (i) the provisions of Ohio General Corporation Law, (ii) the Exchange Act, (iii) the Securities Act, (iv) the rules and regulations of the NYSE, (v) the HSR Act, (vi) the FPA and the FERC Approval, (vii) to the extent required, the rules and regulations of the Applicable PSCs and (viii) the matters set forth on Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, or action by, any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by

Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder or the consummation of the Transactions by Parent and Merger Sub, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)  The execution and delivery by Parent and Merger Sub of this Agreement do not, and, provided the Parent Approvals are obtained, the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of Parent or any of its Subsidiaries are conducted as of the date hereof (each of the foregoing (A) through (E), a “Parent Permitted Lien”), upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the articles of incorporation or bylaws or other equivalent organizational document of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4  SEC Reports, Financial Statements and Utility Reports.

(a)  Parent has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2009 (the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, and all such required certifications have been made. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and such assessment concluded that such controls were effective.

(c)  The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to the Company), and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(d)  All filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries since January 1, 2007, with the FERC under the FPA or the Public Utility Holding Company Act of 2005, the Department of Energy, the Nuclear Regulatory Commission (the “NRC”) under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”) and any applicable state public utility commissions and under applicable state law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements, and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)  Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries or affiliates.

Section 4.5  No Undisclosed Liabilities.  Except (a) as reflected or reserved against in Parent’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Parent SEC Documents and (b) for liabilities and obligations incurred since January 1, 2009 in the ordinary course of business consistent with past practice, and neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of

Parent and its consolidated Subsidiaries (or in the notes thereto) other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6  Absence of Certain Changes or Events.  Since January 1, 2009 through the date of this Agreement, there has not been any event, change, effect, development, state of facts, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7  Investigations; Litigation.  (a) There is no investigation, audit or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, arbitrations, investigations or proceedings pending (or, to the knowledge of Parent, threatened) against, relating to or affecting Parent or any of its Subsidiaries (including against or in respect of any Parent Benefit Plan), or any of their respective properties at law or in equity before, and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity except, in the case of clauses (a) through (c), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8  Information Supplied.  None of the information provided or to be provided by Parent or its Subsidiaries for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that, with respect to projected financial information provided by or on behalf of Parent, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. None of the information provided by Parent or its Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date it is first mailed to Parent’s shareholders or the Company’s stockholders at the time of the Parent Shareholders’ Meeting or the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that, with respect to projected financial information provided by or on behalf of Parent, Parent represents only that such information was prepared in good faith by management of Parent on the basis of assumptions believed by such management to be reasonable as of the time made. The Form S-4 and the Joint Proxy Statement (other than the portion thereof relating solely to the Company Stockholders’ Meeting) and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.8, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Parent.

Section 4.9  Compliance with Law; Permits.

(a)  Parent and each of its Subsidiaries are, and since January 1, 2007 have been, in compliance with and not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Within the past three years, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any material contract with any Governmental Entity, necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, and their respective businesses as currently conducted are, in compliance in all material respects with the terms and requirements of such Parent Permits.

(c)  Notwithstanding anything contained in this Section 4.9, no representation or warranty shall be deemed to be made in this Section 4.9 in respect of the matters referenced in Section 4.4, or in respect of Tax, employee benefits, labor or environmental matters.

Section 4.10  Tax Matters.

Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)  Parent and its Subsidiaries (i) have timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by Parent or any of its Subsidiaries, and all such Tax Returns were true, correct and complete, and all such Tax Returns filed on or before December 31, 2005 have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (ii) have timely paid or caused to be paid (taking into account any extension of time within which to pay) all Taxes shown as due on such Tax Returns; (iii) have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements; and (iv) have not received any written notice of any deficiencies for any Tax of Parent or any of its Subsidiaries from any taxing authority for which there are not adequate accruals or reserves on the financial statements included in the Parent SEC Documents.

(b)  Neither Parent nor any of its Subsidiaries is the subject of any currently ongoing audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established. There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Parent Permitted Liens. No claim has ever been made in writing by a taxing authority of a jurisdiction where Parent or one of its Subsidiaries has not filed Tax Returns that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)  Neither Parent nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification, sharing or similar agreement (other than an agreement with Parent or its Subsidiaries), except for agreements entered into in the ordinary course of business. Neither Parent nor any of its Subsidiaries is liable under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any person other than Parent and its Subsidiaries.

(d)  Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party; such withheld amounts were either timely paid to the appropriate taxing authority or set aside in accounts for such purpose. Parent and each of its Subsidiaries have reported such withheld amounts to the appropriate taxing authority and to each such employee, independent contractor, creditor, shareholder or other third party, as required under Law.

(e)  Neither Parent nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Merger.

(f)  Neither Parent nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury regulations promulgated under the Code.

(g)  Parent has made available to the Company or its legal or accounting representative copies of all U.S. Federal and state income Tax Returns for Parent and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2007.

(h)  Neither Parent nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending or (v) has, since December 31, 2006, entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.

(i)  Neither Parent nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or foreign Tax Law) by reason of a change in accounting method or otherwise.

(j)  It is agreed and understood that no representation or warranty is made by Parent in respect of Tax matters in any Section of this Agreement other than Section 4.4, Section 4.5, Section 4.11, Section 4.21 and this Section 4.10.

Section 4.11  Employee Benefit Plans.

(a)  Section 4.11(a) of Parent Disclosure Schedule lists all material compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by Parent or any of its Subsidiaries for the benefit of current or former employees or directors of Parent or its Subsidiaries (the “Parent Benefit Plans”).

(b)  Each Parent Benefit Plan has been operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification and, to Parent’s knowledge, no event has occurred that could reasonably be expected to result in the disqualification of such Parent Benefit Plan.

(c)  Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by Parent or any its Subsidiaries that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in a material liability to Parent or its Subsidiaries under Title IV of ERISA.

(d)  The consummation of the Transactions will not (i) entitle any current or former employee or director of Parent or any of its Subsidiaries to severance, retention or change in control pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee or director.

(e)  There are no material pending or, to Parent’s knowledge, threatened claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Parent Benefit Plans or otherwise involving any Parent Benefit Plan.

(f)  Neither Parent nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)  No Parent Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Parent or any of its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of Parent or its Subsidiaries, or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

Section 4.12  Employment and Labor Matters.

(a)  As of the date of this Agreement (i) neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, work rules or other agreement with any Union applicable to employees of Parent or any of its Subsidiaries (“Parent Employees”), (ii) none of the Parent Employees is represented by any Union with respect to his or her employment with Parent or any of its Subsidiaries, (iii) to Parent’s knowledge, within the past three years, no Union has attempted to organize employees at Parent or any of its Subsidiaries or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any Parent Employees, (iv) within the past three years, there have been no actual or, to Parent’s knowledge, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Parent Employees causing significant disruption to the operations of a Parent facility, or (C) other form of Union disruption at Parent or any of its Subsidiaries, and (v) except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no unfair labor practice, labor dispute, or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to Parent Employees.

(b)  Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Subsidiaries are, and within the past three years have been, in compliance with all applicable state, federal and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither Parent nor any of its Subsidiaries has any liabilities under WARN or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c)  In the past three years, (i) no Governmental Entity has threatened (to the knowledge of Parent) or initiated any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings, or other proceeding(s) or investigation(s) with respect to Parent or its Subsidiaries arising out of, in connection with, or otherwise relating to any Parent Employees or any Laws governing labor or employment, and (ii) no Governmental Entity has issued or, to Parent’s knowledge, threatened to issue any significant citation, order, judgment, fine or decree against Parent or any of its Subsidiaries with respect to any Parent Employees or any Laws governing labor or employment.

Section 4.13  Environmental Laws and Regulations.

(a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)  there is no pending or, to the knowledge of Parent, threatened, claim, lawsuit, or administrative proceeding against Parent or any of its Subsidiaries, under or pursuant to any Environmental Law, and neither Parent nor any of its Subsidiaries has received written notice from any person, including any Governmental Entity, alleging that Parent has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved;

(ii)  Parent and its Subsidiaries are and, since January 1, 2005, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii)  Parent and its Subsidiaries have all material permits, licenses and approvals required for the operation of the businesses and the operation of their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the knowledge of Parent, there is no actual or alleged proceeding to revoke, modify or terminate such permits, licenses and approvals;

(iv)  to the knowledge of Parent, there has been no release of Hazardous Materials at any real property currently or formerly owned, leased, or operated by Parent or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Laws or (B) would require reporting, investigation, remediation, or other corrective or response action by Parent or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation, or other corrective or responsive action by Parent or any Subsidiary; and

(v)  Parent is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the knowledge of Parent, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person.

(b)  Notwithstanding any provision to the contrary in this Agreement, including Section 4.13(a)(i)-(v), Parent makes no representation or warranty with respect to Parent’s or any of its Subsidiaries’ compliance with Environmental Laws relating to federal or state new source review or prevention of significant deterioration air permit laws or regulations, except to the extent that Parent or a Subsidiary has, as of the date of this Agreement, received a written notice or been subject to a judicial or administrative proceeding alleging non-compliance with such laws or regulations.

(c)  The representations and warranties set forth herein are Parent’s sole representations and warranties relating to Environmental Law, the Environment and Hazardous Materials.

Section 4.14  Operations of Nuclear Power Plants.  The operations of the nuclear generation stations owned, in whole or part, by Parent or its Subsidiaries (collectively, the “Parent Nuclear Facilities”) are and have been conducted in compliance with all applicable Laws and Parent Permits, except for such failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned release therefrom of radioactive materials and each such plan conforms with the requirements of applicable Laws in all material respects. The plans for the decommissioning of each of the Parent Nuclear Facilities and for the storage of spent nuclear fuel generated or expected to be generated at each Parent Nuclear Facility, in each case, conform with the requirements of applicable Laws in all material respects, and solely with respect to the portion of the Parent Nuclear Facilities owned, directly or indirectly, by Parent, funded consistent with applicable Laws. The Department of Energy has taken possession of the spent nuclear fuel from TMI-2 pursuant to a contract between a Subsidiary of Parent, GPU Nuclear, Inc., and the Department of Energy. To the knowledge of Parent, there are no unpaid claims by the Department of Energy against Parent or its Subsidiaries relating to the disposal of TMI-2 spent nuclear fuel. The operations of the Parent Nuclear Facilities are not the subject of any outstanding notices of violation, any ongoing proceeding, heightened or additional inspections above the NRC baseline inspection program or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices, proceedings, inspections or requests for information that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. No Parent Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Plant Performance. Liability insurance to the full extent required by applicable Law for operating the Parent Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.15  Insurance.  Section 4.15 of the Parent Disclosure Schedule sets forth a true and complete list of the material insurance policies naming Parent or any of its Subsidiaries or any director, officer or employee thereof as an insured or beneficiary or as a loss payable payee or for which Parent or any of its Subsidiaries has paid or is obligated to pay all or part of the premiums, as of the date hereof. Neither Parent nor any of its Subsidiaries has received notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect thereto, and Parent and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein. From and after January 1, 2009, Parent and its Subsidiaries have been continuously insured with financially responsible insurers or have self-insured, in each case in such amounts and against such risks as is customary for the industries in which it and its Subsidiaries operate.

Section 4.16  Trading.  Parent has established risk parameters, limits and guidelines in compliance with the risk management policy approved by Parent’s Board of Directors (the “Parent Trading Policies”) to restrict the level of risk that Parent and its Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Parent Position”) and monitors compliance by Parent and its Subsidiaries with such Parent Trading Policies. Parent has provided the Parent Trading Policies to the Company prior to the date of this Agreement. At no time between September 30, 2009 and the date of this Agreement, (i) has the Net Parent Position not been within the risk parameters that are set forth in the Parent Trading Policies or (ii) has the exposure of Parent and its Subsidiaries with respect to the Net Parent Position resulting from all such transactions been material to Parent and its Subsidiaries taken as a whole. From December 31, 2008 to the date of this Agreement, neither Parent nor any of its Subsidiaries has, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would be material to Parent and its Subsidiaries taken as a whole.

Section 4.17  Required Vote of Parent Shareholders; Merger Sub Approval.

(a)  The affirmative vote of holders of a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent capital stock necessary to (i) authorize and approve the Stock Issuance and the other Transactions and (ii) adopt the Charter Amendment (collectively, the “Parent Shareholder Approval”), and no other vote of the holders of any class or series of Parent capital stock is necessary to authorize or approve this Agreement or the Transactions.

(b)  The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, (i) determined that this Agreement and the Transactions are advisable and in the best interests of Merger Sub and its stockholder, (ii) duly approved this Agreement and the Transactions, which approval has not been rescinded or modified and (iii) submitted this Agreement for adoption, and the Transactions for approval, by Parent, as the sole stockholder of Merger Sub. Parent, as the sole stockholder of Merger Sub, has duly adopted this Agreement and approved the Transactions.

Section 4.18  Lack of Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries beneficially owns directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company (other than, for the avoidance of doubt, any shares of Company Common Stock that may be held by Parent Benefit Plans), and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.19  Opinion of Financial Advisor.  The Board of Directors of Parent has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement and customary in form, scope and substance, to the effect that, as of such date, the Exchange Ratio is fair to Parent from a financial point of view. Parent shall, promptly following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to the Company.

Section 4.20  Finders or Brokers.  Except for Morgan Stanley & Co. Incorporated (the fees and expenses of which will be the responsibility of Parent), neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions. Parent has furnished to the Company accurate and complete copies of its agreements with Morgan Stanley & Co. Incorporated.

Section 4.21  Reorganization under the Code.  Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that will prevent or impede, or is reasonably likely to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.22  Regulatory Proceedings.  As of the date hereof, neither Parent nor any of its Subsidiaries all or part of whose rates or services are regulated by a Governmental Entity (a) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by Parent or any of its Subsidiaries other than in the ordinary course consistent with past practice, (b) has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs and/or revenues that are subject to adjustment once the actual costs and/or revenues become known) or (c) is a party to any contract with any Governmental Entity entered into other than in the ordinary course consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the knowledge of Parent, are as of the date hereof scheduled to go into effect at a later time, except in the case of clauses (a) through (c) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.23  Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and its Subsidiaries own or have a valid right to use all Intellectual Property Rights used in connection with and reasonably necessary for the business of Parent and its Subsidiaries as currently conducted. To Parent’s knowledge, neither Parent nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To Parent’s knowledge, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to Parent or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.24  Properties.  Parent or its applicable Subsidiary has (a) good and insurable title or (b) good and valid leasehold interest in and to each material parcel of real property owned or leased, as applicable, by Parent or any of its Subsidiaries, subject to any Liens or exceptions that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.25  Material Contracts.  As of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (ii) would, after giving effect to the Merger, limit or restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business that it currently engages in or is a reasonable extension thereof (including after the Effective Time) or in any geographic area or contains exclusivity or non-solicitation provisions with respect to customers, (iii) limits or otherwise restricts the ability of Parent or any of its Subsidiaries to pay dividends or make distributions to its stockholders, or (iv) provides for the operation or management of any operating assets of Parent or its Subsidiaries by any person other than Parent or its Subsidiaries. Each Contract of the type described in this Section 4.25, whether or not set forth on Section 4.25 of the Parent Disclosure Schedule and whether or not entered into on or prior to the date hereof, is referred to herein as a “Parent Material Contract.” Each Parent Material Contract is a valid and binding obligation of the Parent or its Subsidiary party thereto enforceable against Parent or its Subsidiary party thereto in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, to Parent’s knowledge, each other party thereto, and is in full force and effect, and each of Parent and each of its Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Parent Material Contract and, to Parent’s knowledge, each other party to each Parent Material Contract has performed in all material respects all obligations required to be performed by it under such Parent Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has knowledge of, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect.

Section 4.26  No Additional Representations.  Parent and Merger Sub acknowledge that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representations or warranties with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries in each case except as expressly set forth in this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1  Conduct of Business by the Company.  From and after the date hereof and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule:

(a) the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their present business organizations, to maintain in effect all existing Permits, subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to preserve their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws, orders and Permits of all Governmental Entities applicable to them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; and

(b) the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company:

(i) shall not adopt any amendments to its charter or bylaws or similar applicable organizational documents, and shall not permit any of its Subsidiaries to adopt any amendments to its charter or bylaws or similar applicable organizational documents;

(ii) shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) the declaration and payment of quarterly cash dividends with respect to the Company Common Stock not to exceed the current dividend rate, with record dates and payment dates consistent with the Company’s past dividend practice and (2) the declaration and payment of dividends from a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company;

(iii) shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify or take similar actions with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction in the ordinary course by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction and that does not adversely affect the Company;

(iv) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructurings or reorganizations among the Company’s wholly-owned Subsidiaries in the ordinary course and that do not adversely affect the Company;

(v) except for transactions between (x) the Company and its wholly-owned Subsidiaries or (y) among the Company’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness for borrowed money of the Company or any of its Subsidiaries, other than (x) at or within 120 days of stated maturity, (y) any required amortization payments and mandatory prepayments and (z) indebtedness for borrowed money arising under the agreements disclosed in Section 5.1(b)(v) of the Company Disclosure Schedule, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(vi) except (A) as permitted pursuant to Section 5.1(b)(vii)(A) and (B) as made in connection with any transaction solely between (x) the Company and a wholly-owned Subsidiary of the Company or (y) between wholly-owned Subsidiaries of the Company, in each case in the ordinary course and that do not adversely affect the Company, shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets, if (A) the amount to be expended pursuant thereto (including the amount of any assumed indebtedness) exceeds $5 million in any one transaction (or series of related transactions) or $25 million in the aggregate in any 12-month period for all such acquisitions) or (B) any such acquisition is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Section 6.2(g) or Section 6.3(g) or prevent the satisfaction of such conditions;

(vii) except (A) capital expenditures made in accordance with, and not exceeding the amounts set forth in, the Company’s annual budget for 2010 and capital expenditure plan for 2011, in each case as furnished to Parent prior to the date of this Agreement; provided, that any amounts included in such budget or plan with respect to environmental matters shall be limited to amounts required by Law or that are necessary or reasonably anticipated to be necessary to meet compliance deadlines required by Law; and provided further that any amounts not spent by the Company pursuant to such budget or capital expenditure plan may be spent by the Company on reliability/availability routine maintenance projects with priority given to supercritical coal units, (B) capital expenditures (1) required by Law or Governmental Entities or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (C) other capital expenditures in an aggregate amount not to exceed (x) $30 million on or prior to December 31, 2010 or (y) an additional $60 million after December 31, 2010, provided that any such capital expenditures related to transmission and distribution made pursuant to clauses (x) or (y) shall not exceed $10 million in the aggregate on or prior to December 31, 2010 and an additional $10 million in the aggregate after December 31, 2010, or (D) capital expenditures related to the TrAIL project, the PATH project based on its required in-service date, or other projects, in each case that are either fully recoverable through FERC formula rates or can be collected in retail rates of customers through an existing pass through or tracking mechanism (or a pass through or tracking mechanism for which there is a pending request), shall not, and shall not permit any of its Subsidiaries to, make any capital expenditures;

(viii) except (A) dispositions among the Company and its wholly-owned Subsidiaries, (B) dispositions among the Company’s wholly-owned Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (D) dispositions by the Company or its Subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated by applicable local or state regulatory agencies, (E) Liens arising under existing first mortgage bond, pollution control bond, solid waste disposal bond, transition bond or other similar indentures and related securities and agreements of operating Subsidiaries of the Company, (F) provisions under existing credit facilities of the Company and its Subsidiaries that provide for the cash collateralization of letters of credit upon a default and (G) dispositions of accounts receivable of Subsidiaries of the Company under any accounts receivable financing, securitization, factoring or similar arrangements and Liens associated therewith, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any Lien or otherwise dispose in any 12-month period of more than $15 million in the aggregate of its properties or assets, including the capital stock of Subsidiaries;

(ix) except as required by the terms of a Company Benefit Plan set forth on Section 3.11(a) of the Company Disclosure Schedule as of the date of this Agreement or by applicable Law, shall not, and shall not permit any of its Subsidiaries to, (A) except in the ordinary course of business consistent with past practice, increase the compensation or other benefits (including equity-based awards) payable or provided to the Company’s directors, executive officers, managers or employees (other than as required by any applicable collective bargaining agreement), (B) enter into any employment, change of control, severance or retention agreement with any current or future employee of the Company (except (1) for agreements entered into with any newly-hired, non-executive officer employees or replacements or as a result of promotions, in each case to the extent consistent with past practice, (2) for employment agreements terminable on less than 30 days’ notice without penalty or (3) for severance agreements entered into in the ordinary course of business consistent with past practice with employees who are not executive officers, in connection with terminations of employment), (C) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (B) above, or (D) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreements other than as set forth on Section 5.1(b)(ix) of the Company Disclosure Schedule;

(x) except for transactions (x) among the Company and its wholly-owned Subsidiaries or (y) among the Company’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement, as required by the terms of any Company Benefit Plan, or the express terms of any unexercisable or unexercised options outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company Performance Shares and Company RSUs outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), (B) the sale of shares of Company Common Stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Company Common Stock, to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes and (C) the grant of equity compensation awards in the ordinary course of business in accordance with the Company’s customary compensation practices, provided that any such awards granted after the date hereof shall be granted on terms pursuant to which such awards shall not vest or accelerate as a result of the Merger or the occurrence of the Closing (provided further, however, that such awards may provide that they shall vest and/or accelerate upon a termination of employment without “cause” or upon a “good reason termination” within the meaning of the applicable award agreement or the Company’s Executive Change in Control Severance Plan (determined without regard to whether the holder of the award is a participant in such plan and without regard to whether a change in control within the meaning of such plan has occurred));

(xi) except for transactions (x) among the Company and its wholly-owned (directly or indirectly) Subsidiaries or (y) among the Company’s wholly-owned (directly or indirectly) Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights or options to acquire any such shares;

(xii) shall not, and shall not permit any of its Subsidiaries to, (A) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreement) or issue or sell any debt securities, other than (1) in the ordinary course of business consistent with past practice on terms that allow for prepayment at any time without penalty, (2) indebtedness incurred by any Subsidiary of the Company under any loan permitted by clause (B) in this Section 5.1(b)(xii), (3) in connection with a refinancing of existing indebtedness within 120 days of its stated maturity or at a lower cost of funds or (4) for borrowings under the Company’s and its Subsidiaries’ existing commercial paper programs or revolving credit facilities, provided in the case of each of clauses (1) through (4) such actions are not reasonably likely to cause any two of Fitch Ratings, Ltd., Standard & Poor’s or Moody’s Investors Service to recognize the Company’s corporate credit rating to be less than investment grade; or (B) other than in connection with actions permitted by Section 5.1(b)(vi) and Section 5.1(b)(vii), make any loans, advances or capital contributions to, or investments in, any other person, other than (1) in the ordinary course of business consistent with past practice, (2) between the Company and its wholly-owned Subsidiaries or between the Company’s wholly-owned Subsidiaries or (3) as required pursuant to any obligation in effect as of the date of this Agreement;

(xiii) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law (except for any normal purchase/normal sale designation or designation of hedge accounting relationships for derivatives);

(xiv) shall not amend or terminate the Company Trading Policies, or take any action that materially violates the Company Trading Policies or that causes the Net Company Position to be materially outside the risk parameters set forth in the Company Trading Policies;

(xv) except (x) as required by applicable Law or (y) as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries taken as a whole, shall not, and shall not permit any of its Subsidiaries to, (A) settle or compromise any claim, action or proceeding relating to Taxes, (B) make, change or revoke any Tax election, except in the ordinary course of business, (C) change any methods of Tax accounting, except as required by GAAP, (D) file any amended Tax Return, (E) enter into any closing agreement affecting any Tax liability or refund or (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax (this clause (xv) being the sole provision of this Section 5.1(b) governing Tax matters);

(xvi) shall not, and shall not permit any of its Subsidiaries to, pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $25 million individually or $40 million in the aggregate in any consecutive 12-month period, (B) that have become due and payable prior to the date hereof or (C) in connection with regulatory proceedings before any Governmental Entities excluding the item on Section 5.1(b)(xvi) of the Company Disclosure Schedule; (provided that the exceptions set forth in clauses (A), (B) and (C) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions);

(xvii) shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new line of business or (B) conduct any business outside the United States except in the ordinary course of business consistent with past practice;

(xviii) shall not, and shall not permit any of its Subsidiaries to, agree or consent to any material agreements or material modifications of existing agreements or course of dealings with any Governmental Entities in respect of the operations of their businesses, except as required by Law to renew Permits or agreements in the ordinary course of business consistent with past practice;

(xix) shall, and shall cause its Subsidiaries, to maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are customary for companies engaged in the utility industry;

(xx) (A) to the extent permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, on a reasonable basis, (1) discuss with Parent any changes in its or its Subsidiaries’ regulated rates or charges (other than pass-through charges, including the ENEC or rate changes in accordance with existing formula rates), standards of service or regulatory accounting from those in effect on the date of this Agreement or (2) consult with Parent prior to making any filing (or any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto (other than filings related to the ENEC and to implement rate changes in accordance with existing formula rates); and (B) the Company will not make, or permit any Subsidiary to make, any filing to change its rates on file with the FERC or any other regulatory commission that would, individually or in the aggregate, reasonably be expected to have (1) a Company Material Adverse Effect or (2) a Company Material Adverse Effect on the applicable Subsidiary (provided that for such purposes, the Company shall be deemed to be an entity the size and scale of such Subsidiary). Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to consult or have discussions with Parent prior to (i) entering into arrangements with customers in the ordinary course of business consistent with past practices and (ii) taking any of the actions described in this Section 5.1(b)(xx) concerning pass-through charges, the ENEC, or rate changes in accordance with existing formula rates;

(xxi) shall not, and shall not permit its Subsidiaries to, enter into, terminate or materially modify or amend any contract that is or would be a (x) Company Material Contract, (y) power sale contract which has a term of three years or longer or (z) coal purchase contract which has a term of two years or longer; provided that (A) the foregoing shall apply solely to the extent permitted by applicable Law, (B) the Company and its Subsidiaries may enter into contracts covered by this subsection (xxi) in a amount not exceeding $5 million for any individual contract or $25 million in the aggregate per fiscal year, (C) the Company and its Subsidiaries may enter into contracts in respect of the TrAIL project, PATH project or any other project that is fully recoverable through FERC formula rates or that can be collected in retail rates of customers through an existing pass through or tracking mechanism (or a pass through or tracking mechanism for which there is a pending request), (D) the Company and its Subsidiaries may enter into any power sale contract awarded in a competitive procurement process irrespective of the terms of such contract, and (E) for avoidance of doubt, this subsection (xxi) shall not apply to those contracts which are otherwise permitted to be entered into by the Company or its Subsidiaries pursuant to Section 5.1(b);

(xxii) shall not, and shall not permit its Subsidiaries to, enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions; and

(xxiii) shall not, and shall not permit any of its Subsidiaries to, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 5.2  Conduct of Business by Parent.  From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law, (ii) as may be agreed to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Schedule:

(a) Parent covenants and agrees with the Company that the business of Parent and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their present business organizations, to maintain in effect all existing Permits, subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to preserve their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws, orders and Permits of all Governmental Entities applicable to them; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; and

(b) Parent agrees with the Company, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent:

(i) shall not adopt any amendments to its articles of incorporation or bylaws or similar applicable organizational documents, and shall not permit any of its Subsidiaries, including Merger Sub, to adopt any amendments to its articles of incorporation or bylaws or similar applicable organizational documents;

(ii) shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (1) the declaration and payment of quarterly cash dividends with respect to Parent Common Stock not to exceed the current dividend rate, with record dates and payment dates consistent with Parent’s past dividend practice and (2) the declaration and payment of dividends from a Subsidiary of Parent to Parent or to another wholly-owned Subsidiary of Parent;

(iii) shall not, and shall not permit any of its Subsidiaries to, split, combine, or reclassify or take similar actions with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction in the ordinary course by a wholly-owned Subsidiary of Parent which remains a wholly-owned Subsidiary after consummation of such transaction and that does not adversely affect Parent;

(iv) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructurings or reorganizations among Parent’s wholly-owned Subsidiaries, in each case, in the ordinary course and that do not adversely affect Parent;

(v) except for transactions between (x) Parent and its wholly-owned Subsidiaries or (y) among Parent’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect Parent, shall not, and shall not permit any of its Subsidiaries, to redeem, repurchase, defease, cancel or otherwise acquire any indebtedness for borrowed money of Parent or any of its Subsidiaries, other than (x) at or within 120 days of stated maturity, (y) any required amortization payments and mandatory prepayments and (z) indebtedness for borrowed money arising under the agreements disclosed in Section 5.2(b)(v) of the Parent Disclosure Schedule, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(vi) except as made in connection with any transaction solely between (x) Parent and a wholly-owned Subsidiary of Parent or (y) between wholly-owned Subsidiaries of Parent, in each case in the ordinary course and that do not adversely affect Parent, shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets, if (A) the amount to be expended pursuant thereto (including the amount of any assumed indebtedness) exceeds $350 million in any one transaction (or series of related transactions) or $700 million in the aggregate for all such acquisitions; provided that any such acquisition would not reasonably be expected, individually or in the aggregate, to result in a downgrade of Parent’s unsecured credit rating below investment grade or (B) any such acquisition is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Section 6.2(g) or Section 6.3(g) or prevent the satisfaction of such conditions;

(vii) except for (A) dispositions among Parent and its wholly-owned Subsidiaries, (B) dispositions among Parent’s wholly-owned Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, (D) dispositions by Parent or its Subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated by applicable local or state regulatory agencies, (E) Liens arising under existing first mortgage bond, pollution control bond, solid waste disposal bond, transition bond or other similar indentures and related securities and agreements of operating Subsidiaries of Parent, (F) provisions under existing credit facilities of Parent and its Subsidiaries that provide for the cash collateralization of letters of credit upon a default and (G) dispositions of accounts receivable of Subsidiaries of Parent under any accounts receivable financing, securitization, factoring or similar arrangements and Liens associated therewith, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, mortgage (including securitizations), subject to any Lien or otherwise dispose of any material portion of its material properties or assets, including the capital stock of Subsidiaries;

(viii) except as required by the terms of a Parent Benefit Plan set forth on Section 4.11(a) of the Parent Disclosure Schedule as of the date of this Agreement, by applicable Law or in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, (A) materially increase the compensation or other benefits (including equity-based awards), payable or provided to Parent’s directors, executive officers, managers or employees (other than as required by any applicable collective bargaining agreement), (B) enter into any employment, change of control, severance or retention agreement with any current or future employee of Parent (except (1) for agreements entered into with any newly-hired employees or replacements or as a result of promotions, in each case to the extent consistent with past practice, (2) for employment agreements terminable on less than 30 days’ notice without penalty (3) for severance agreements entered into in the ordinary course of business consistent with past practice with employees who are not executive officers, in connection with terminations of employment, (4) renewals of existing severance agreements or (5) employment or severance agreements entered into in the ordinary course of business consistent with past practice with executive officers, provided that such agreements will not result in payments solely as a result of the consummation of the Transactions), (C) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (B) above, or (D) enter into, accelerate any rights or benefits under, amend or renew any collective bargaining agreements except in the ordinary course of business;

(ix) except for transactions (x) among Parent and its wholly-owned (directly or indirectly) Subsidiaries or (y) among Parent’s wholly-owned (directly or indirectly) Subsidiaries, in each case in the ordinary course and that do not adversely affect Parent, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement, as required by the terms of any Parent Benefit Plan, or the express terms of any unexercisable or unexercised options outstanding on the date hereof), other than (A) issuances of shares of Parent Common Stock in respect of any exercise of Parent Stock Options and settlement of any restricted share units, phantom shares, restricted stock or similar equity awards with respect to shares of Parent Common Stock outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.2(b), (B) the sale of shares of Parent Common Stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Parent Common Stock, to purchase Parent Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes and (C) the grant of equity compensation awards in the ordinary course of business in accordance with Parent’s customary compensation practices, provided that any such awards granted after the date hereof shall be granted on terms pursuant to which such awards shall not vest or accelerate as a result of the Merger or the occurrence of the Closing;

(x) except for transactions (x) among Parent and its wholly-owned Subsidiaries or (y) among Parent’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect Parent, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights or options to acquire any such shares;

(xi) shall not, and shall not permit any of its Subsidiaries to, (A) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreement) or issue or sell any debt securities, other than (1) in the ordinary course of business consistent with past practice, (2) indebtedness incurred by any Subsidiary of Parent under any loan permitted by clause (B) in this Section 5.2(b)(xi), (3) in connection with a refinancing of existing indebtedness on commercially reasonable terms or (4) for borrowings under Parent’s and its Subsidiaries’ existing commercial paper programs or revolving credit facilities, provided in the case of each of clauses (1) through (4) such actions are not reasonably likely to cause any two of Fitch Ratings, Ltd., Standard & Poor’s or Moody’s Investors Service to recognize the Parent’s corporate credit rating to be less than investment grade; or (B) other than in connection with actions permitted by Section 5.2(b)(vi) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) in the ordinary course of business consistent with past practice, (2) between Parent and its wholly-owned Subsidiaries or between Parent’s wholly-owned Subsidiaries, or (3) as required pursuant to any obligation in effect as of the date of this Agreement;

(xii) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law (except for any normal purchase/normal sale designation or designation of hedge accounting relationships for derivatives);

(xiii) shall not amend or terminate the Parent Trading Policies, or take any action that materially violates the Parent Trading Policies or that causes the Net Parent Position to be materially outside the risk parameters set forth in the Parent Trading Policies;

(xiv) except (x) as required by applicable Law or (y) as would not reasonably be expected to be materially adverse to Parent and its Subsidiaries taken as a whole, shall not, and shall not permit any of its Subsidiaries to, (A) settle or compromise any claim, action or proceeding relating to Taxes, (B) make, change or revoke any Tax election, except in the ordinary course of business, (C) change any methods of Tax accounting, except as required by GAAP, (D) file any amended Tax Return, (E) enter into any closing agreement affecting any Tax liability or refund or (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any Tax (this clause (xiv) being the sole provision of this Section 5.2(b) governing Tax matters);

(xv) shall not, and shall not permit any of its Subsidiaries to, pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $30 million individually or $70 million in the aggregate in any consecutive 12-month period, (B) that have become due and payable prior to the date hereof or (C) in connection with regulatory proceedings before any Governmental Entities; (provided that the exceptions set forth in clauses (A), (B) and (C) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions);

(xvi) shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new line of business or (B) conduct any business outside the United States except in the ordinary course of business consistent with past practice;

(xvii) shall, and shall cause its Subsidiaries, to maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are customary for companies engaged in the utility industry;

(xviii) shall not, and shall not permit its Subsidiaries to, enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions; and

(xix) shall not, and shall not permit any of its Subsidiaries to, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 5.3  Investigation.

(a) Each of the Company and Parent shall afford the other party and (x) the officers and employees and (y) the accountants, consultants, legal counsel, financial advisors and agents and other representatives (such persons described in this clause (y), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be. Consistent with applicable Law, each of Parent and the Company shall, and shall cause each of its respective Subsidiaries to, (i) confer, on a reasonable basis, with one or more representatives of the other party to discuss material operational and regulatory matters and the general status of its ongoing operations for purposes related to the completion of the Transactions (including a party’s assessment of the proper accounting for such transactions, any public disclosures that a party is required to make regarding such transactions and reasonable access to management and systems needed for integration planning) or the fulfillment of its obligations under this Agreement and (ii) furnish promptly all other information concerning its business, properties and personnel, in each case as such other party may reasonably request in connection with activities relating to the completion of the Transactions or the fulfillment of its obligations under this Agreement. The Company shall afford Parent and its officers, employees and Representatives access to the Company’s and its Subsidiaries’ properties for the purpose of performing environmental site assessments, provided, however, that such assessments shall not include environmental sampling or testing unless expressly authorized by the Company. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford the access described in this Section 5.3 if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be “Proprietary Information,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of January 8, 2010, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4  Non-Solicitation by the Company.

(a) The Company agrees that neither it nor any Subsidiary of the Company, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or permit its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any person (other than Parent or Merger Sub) in connection with or in response to a Company Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than Parent or Merger Sub) with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent, agreement in principle or other agreement providing for any Company Acquisition Transaction (except as contemplated by Section 7.1(j)); provided, however, that this Section 5.4 shall not prohibit (A) the Company, or the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative, prior to the receipt of the Company Stockholder Approval, from furnishing nonpublic information regarding the Company or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to an unsolicited, bona fide written Company Acquisition Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably likely to lead to a Company Superior Offer if (1) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be reasonably likely to be inconsistent with the exercise by the Board of Directors of their duties under applicable Laws, (2) such Company Acquisition Proposal did not result from a breach of this Section 5.4(a) (other than any such breach that is unintentional and immaterial in effect), (3) the Company gives to Parent the notice required by Section 5.4(b), and (4) the Company furnishes any nonpublic information provided to the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such person on terms no less favorable to the Company than the Confidentiality Agreement (provided that such confidentiality agreement shall not in any way restrict the Company from complying with its disclosure obligations under this Agreement, including with respect to such proposal), and such furnished information is delivered to Parent at substantially the same time (to the extent such information has not been previously furnished or made available by the Company to Parent); or (B) the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any Company Acquisition Proposal, provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement and in no event shall the Company or the Company Board of Directors or a committee thereof take any action that would constitute a Company Change in Recommendation in respect of a Company Acquisition Proposal other than in compliance with Section 5.4(d).

(b) The Company shall promptly, and in no event later than 24 hours after its receipt of any Company Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent orally and in writing of such Company Acquisition Proposal or request, including providing the identity of the person making or submitting such Company Acquisition Proposal or request, and, (x) if it is in writing, a copy of such Company Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary of any such Company Acquisition Proposal or request that is made or submitted by any person during the period between the date hereof and the Closing. The Company shall (i) keep Parent informed in all material respects on a prompt basis with respect to any change to the status or material terms of any such Company Acquisition Proposal (and in no event later than 24 hours following any such change), (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Acquisition Proposal or sent or provided by the Company to any third party in connection with any Company Acquisition Proposal and (iii) provide Parent with advance written notice of any scheduled meeting of the Company Board of Directors to discuss a Company Acquisition Proposal.

(c) Upon the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent) that relate to any Company Acquisition Proposal and, to the extent provided by the applicable confidentiality agreement or similar agreement governing such discussions, require any third party to such discussions to return to the Company or to destroy all confidential information of the Company and its Subsidiaries. The Company agrees not to, and to cause its Subsidiaries not to, waive, or otherwise release any third party from, the confidentiality and standstill provisions of any agreement to which the Company or any of its Subsidiaries is or may become a party and agrees to use commercially reasonable efforts to enforce the provisions of such agreements.

(d) Except as contemplated by this Section 5.4(d), neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or publicly propose to withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to Parent, (B) make any other public statement in connection with the Company Stockholders’ Meeting or this Agreement or the Transactions inconsistent with the Company Recommendation, (C) approve, adopt or recommend any Company Acquisition Proposal or (D) fail to reaffirm or re-publish the Company Recommendation within five days of being requested by Parent to do so (each such action set forth in clauses (A) through (D) above being a “Company Change of Recommendation”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the confidentiality agreement referred to in Section 5.4(a)) or any tender offer providing for, with respect to, or in connection with any Company Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of the Company may at any time prior to receipt of the Company Stockholder Approval, in respect of a Company Acquisition Proposal, (i) make a Company Change of Recommendation and (ii) terminate this Agreement pursuant to Section 7.1(j) of this Agreement, if (and only if): (A) a Company Acquisition Proposal is made to the Company by a third party, and such offer is not withdrawn; (B) the Company’s Board of Directors determines in good faith after consultation with its financial advisors that such offer constitutes a Company Superior Offer; (C) following consultation with outside legal counsel, the Company’s Board of Directors determines that the failure to make a Company Change of Recommendation, or to terminate this Agreement pursuant to Section 7.1(j) of this Agreement, would be reasonably likely to be inconsistent with the exercise of its duties under applicable Laws, (D) the Company Board of Directors has provided to Parent five business days prior written notice of its intent to effect a Company Change of Recommendation (which notice shall include the reasonable details regarding the cause for, and nature of, the Company Change of Recommendation and, if requested by Parent, negotiated in good faith with Parent during such five business day period regarding revisions to this Agreement which would avoid such Company Change of Recommendation; and (E) the Company Board of Directors has provided to Parent advance written notice of such Company Change of Recommendation at least two hours prior thereto. The Board of Directors of the Company may not, in respect of a Company Acquisition Proposal, make a Company Change of Recommendation in a manner adverse to Parent except in compliance in all respects with this Section 5.4(d). For the avoidance of doubt, a change of the Company Recommendation to “neutral” is a Company Change of Recommendation.

(e) Nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company, at any time prior to receipt of the Company Stockholder Approval, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Change of Recommendation if the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that failure to take such action would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its duties under applicable Laws if (and only if): (A) the Company Board of Directors has provided to Parent five business days prior written notice of its intent to effect a Company Change of Recommendation (which notice shall include the reasonable details regarding the cause for, and nature of, the Company Change of Recommendation) and, if requested by Parent, negotiated in good faith with Parent during such five business day period regarding revisions to this Agreement that would avoid such Company Change of Recommendation and (B) the Company Board of Directors has provided to Parent advance written notice of such Company Change of Recommendation at least two hours prior thereto.

(f) As used in this Agreement:

(i) “Company Acquisition Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest received from a third party (other than an offer, inquiry, proposal or indication of interest by a party to this Agreement) relating to any Company Acquisition Transaction;

(ii) “Company Acquisition Transaction” shall mean any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company other than the Transactions; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “Group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of any class of equity securities of the Company; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; or (d) any liquidation or dissolution of the Company or any of its Subsidiaries; and

(iii) “Company Superior Offer” shall mean a Company Acquisition Proposal to acquire at least a majority of the outstanding equity securities or assets of the Company on terms that the Company’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is more favorable, from a financial point of view, to the Company’s stockholders than the Merger and the Transactions (including any proposal by Parent to amend the terms of this Agreement which are committed to in writing) and is reasonably likely to be consummated, taking into account, (a) all financial considerations and financial aspects of such Company Acquisition Proposal and the Merger and other Transactions, (b) all strategic considerations, including whether such Company Acquisition Proposal is more favorable from a long-term strategic standpoint, (c) all legal and regulatory considerations of such Company Acquisition Proposal and the Merger and other Transactions, (d) the identity of the third party making such Company Acquisition Proposal, (e) the conditions and likelihood of completion of such Company Acquisition Proposal as compared to the Merger and other Transactions (taking into account any necessary regulatory approvals), (f) whether such Company Acquisition Proposal is likely to impose material obligations on the Company (or the post-closing entity in which the Company’s stockholders will hold securities) in connection with obtaining necessary regulatory approvals, (g) whether such Company Acquisition Proposal is subject to a financing condition and the likelihood of such Company Acquisition Proposal being financed, and (h) the payment of any Company Termination Fee, if relevant.

Section 5.5  Non-Solicitation by Parent.

(a) Parent agrees that neither it nor any Subsidiary of Parent, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or permit its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission or announcement of any Parent Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or any of its Subsidiaries to any person (other than the Company) in connection with or in response to a Parent Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than the Company) with respect to any Parent Acquisition Proposal, (iv) approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent, agreement in principle or other agreement providing for any Parent Acquisition Transaction (except as contemplated by Section 7.1(k)); provided, however, that this Section 5.5 shall not prohibit (A) Parent, or the Board of Directors of Parent, directly or indirectly through any officer, employee or Representative, prior to the receipt of the Parent Shareholder Approval, from furnishing nonpublic information regarding Parent or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to an unsolicited, bona fide written Parent Acquisition Proposal that the Board of Directors of Parent concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably likely to lead to a Parent Superior Offer if (1) the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Parent Acquisition Proposal would be reasonably likely to be inconsistent with the exercise by the Board of Directors of their fiduciary duties under applicable Laws, (2) such Parent Acquisition Proposal did not result from a breach of this Section 5.5(a) (other than any such breach that is unintentional and immaterial in effect), (3) Parent gives to the Company the notice required by Section 5.5(b), and (4) Parent furnishes any nonpublic information provided to the maker of the Parent Acquisition Proposal only pursuant to a confidentiality agreement between Parent and such person on terms no less favorable to Parent than the Confidentiality Agreement (provided that such confidentiality agreement shall not in any way restrict Parent from complying with its disclosure obligations under this Agreement, including with respect to such proposal), and such furnished information is delivered to the Company at substantially the same time (to the extent such information has not been previously furnished or made available by Parent to the Company); or (B) Parent from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any Parent Acquisition Proposal, provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement and in no event shall Parent or the Parent Board of Directors or a committee thereof take any action that would constitute a Parent Change in Recommendation in respect of a Parent Acquisition Proposal other than in compliance with Section 5.5(d).

(b) Parent shall promptly, and in no event later than 24 hours after its receipt of any Parent Acquisition Proposal, or any request for nonpublic information relating to Parent or any of its Subsidiaries in connection with a Parent Acquisition Proposal, advise the Company orally and in writing of such Parent Acquisition Proposal or request, including providing the identity of the person making or submitting such Parent Acquisition Proposal or request, and, (x) if it is in writing, a copy of such Parent Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary of any such Parent Acquisition Proposal or request that is made or submitted by any person during the period between the date hereof and the Closing. Parent shall (i) keep the Company informed in all material respects on a prompt basis with respect to any change to the status or material terms of any such Parent Acquisition Proposal (and in no event later than 24 hours following any such change), (ii) provide to the Company as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Parent from any third party in connection with any Parent Acquisition Proposal or sent or provided by Parent to any third party in connection with any Parent Acquisition Proposal and (iii) provide the Company with advance written notice of any scheduled meeting of the Parent Board of Directors to discuss a Parent Acquisition Proposal.

(c) Upon the execution of this Agreement, Parent shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between Parent or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than the Company) that relate to any Parent Acquisition Proposal and, to the extent provided by the applicable confidentiality agreement or similar agreement governing such discussions, require any third party to such discussions to return to Parent or to destroy all confidential information of Parent and its Subsidiaries. Parent agrees not to, and to cause its Subsidiaries not to, waive, or otherwise release any third party from, the confidentiality and standstill provisions of any agreement to which Parent or any of its Subsidiaries is or may become a party and agrees to use commercially reasonable efforts to enforce the provisions of such agreements.

(d) Except as contemplated by this Section 5.5(d), neither the Board of Directors of Parent nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or publicly propose to withhold, withdraw, qualify or modify the Parent Recommendation in a manner adverse to the Company, (B) make any other public statement in connection with the Parent Shareholders’ Meeting or this Agreement or the Transactions inconsistent with the Parent Recommendation, (C) approve, adopt or recommend any Parent Acquisition Proposal or (D) fail to reaffirm or re-publish the Parent Recommendation within five days of being requested by the Company to do so (each such action set forth in clauses (A) through (D) above being a “Parent Change of Recommendation”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the confidentiality agreement referred to in Section 5.5(a)) or any tender offer providing for, with respect to, or in connection with any Parent Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of Parent may at any time prior to receipt of the Parent Shareholder Approval, in respect of a Parent Acquisition Proposal, make a Parent Change of Recommendation and (ii) terminate this Agreement pursuant to Section 7.1(k) of this Agreement, if (and only if): (A) a Parent Acquisition Proposal is made to Parent by a third party, and such offer is not withdrawn; (B) Parent’s Board of Directors determines in good faith after consultation with its financial advisors that such offer constitutes a Parent Superior Offer; (C) following consultation with outside legal counsel, Parent’s Board of Directors determines that the failure to make a Parent Change of Recommendation, or to terminate this Agreement pursuant to Section 7.1(k) of this Agreement, would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Laws, (D) the Parent Board of Directors has provided to the Company five business days prior written notice of its intent to effect a Parent Change of Recommendation (which notice shall include the reasonable details regarding the cause for, and nature of, the Parent Change of Recommendation and, if requested by the Company, negotiated in good faith with the Company during such five business day period regarding revisions to this Agreement which would avoid such Parent Change of Recommendation and (E) the Parent Board of Directors has provided to the Company advance written notice of such Parent Change of Recommendation at least two hours prior thereto. The Board of Directors of Parent may not, in respect of Parent Acquisition Proposal, make a Parent Change of Recommendation in a manner adverse to the Company except in compliance in all respects with this Section 5.5(d). For the avoidance of doubt, a change of the Parent Recommendation to “neutral” is a Parent Change of Recommendation.

(e) Nothing in this Agreement shall prohibit or restrict the Board of Directors of Parent, at any time prior to receipt of the Parent Shareholder Approval, in circumstances not involving or relating to a Parent Acquisition Proposal, from effecting a Parent Change of Recommendation if the Board of Directors of Parent determines in good faith (after consultation with outside legal counsel) that failure to take such action would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Laws if (and only if): (A) the Parent Board of Directors has provided to the Company five business days prior written notice of its intent to effect a Parent Change of Recommendation (which notice shall include the reasonable details regarding the cause for, and nature of, the Parent Change of Recommendation and, if requested by the Company, negotiated in good faith with the Company during such five business day period regarding revisions to this Agreement that would avoid such Parent Change of Recommendation and (B) the Parent Board of Directors has provided to the Company advance written notice of such Parent Change of Recommendation at least two hours prior thereto.

(f) As used in this Agreement:

(i) “Parent Acquisition Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest received from a third party (other than an offer, inquiry, proposal or indication of interest by a party to this Agreement) relating to any Parent Acquisition Transaction;

(ii) “Parent Acquisition Transaction” shall mean any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Parent other than the Transactions; (b) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “Group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of any class of equity securities of Parent; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole or (d) any liquidation or dissolution of Parent or any of its Subsidiaries; and

(iii) “Parent Superior Offer” shall mean a Parent Acquisition Proposal to acquire at least a majority of the outstanding equity securities or assets of Parent on terms that Parent’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is more favorable, from a financial point of view, to Parent’s shareholders than the Merger and the Transactions (including any proposal by the Company to amend the terms of this Agreement which are committed to in writing) and is reasonably likely to be consummated, taking into account (a) all financial considerations and financial aspects of such Parent Acquisition Proposal and the Merger and other Transactions, (b) all strategic considerations, including whether such Parent Acquisition Proposal is more favorable from a long-term strategic standpoint, (c) all legal and regulatory considerations of such Parent Acquisition Proposal and the Merger and other Transactions, (d) the identity of the third party making such Parent Acquisition Proposal, (e) the conditions and likelihood of completion of such Parent Acquisition Proposal as compared to the Merger and other Transactions (taking into account any necessary regulatory approvals), (f) whether such Parent Acquisition Proposal is likely to impose material obligations on Parent (or the post-closing entity in which Parent’s shareholders will hold securities) in connection with obtaining necessary regulatory approvals, (g) whether such Parent Acquisition Proposal is subject to a financing condition and the likelihood of such Parent Acquisition Proposal being financed, and (h) the payment of any Parent Termination Fee, if relevant.

Section 5.6  Filings; Other Actions.

(a) As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Transactions. Parent will cause the Joint Proxy Statement to be mailed to Parent’s shareholders, and the Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger and the conversion of Company Stock Options into options for shares of Parent Common Stock, the conversion of the Restricted Shares into shares of Parent Common Stock as set forth in Section 5.7(a)(ii) and the conversion of the Company Performance Shares and Company RSUs into shares of Parent Common Stock as set forth in Section 5.7(a)(iii), and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Except for annual, quarterly and current reports filed or furnished with the SEC under the Exchange Act, which may be incorporated by reference therein (but subject to Section 5.10), no filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the

Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of Parent and the Company.

(b) Each of the Company and Parent shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, take all action necessary in accordance with applicable Laws and the Company Organizational Documents, in the case of the Company, and the Parent Organizational Documents, in the case of Parent, to duly give notice of, convene and hold a meeting of its stockholder or shareholders, respectively, to be held as promptly as practicable to consider, in the case of Parent, the authorization and approval of the Stock Issuance and the other Transactions and the adoption of the Charter Amendment (the “Parent Shareholders’ Meeting”) and, in the case of the Company, the adoption of this Agreement and the approval of the Transactions including the Merger (the “Company Stockholders’ Meeting”). Except in the case of a Company Change of Recommendation in accordance with the terms of this Agreement, the Company will, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Except in the case of a Parent Change of Recommendation in accordance with the terms of this Agreement, Parent will, through its Board of Directors, recommend that its shareholders authorize and approve the Stock Issuance and the other Transactions and adopt the Charter Amendment, and will use reasonable best efforts to solicit from its shareholders proxies in favor of the Stock Issuance and the Charter Amendment and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c) Each of the Company and Parent will use reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Shareholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.

(d) The Company shall take all action necessary to comply timely with applicable notification requirements under applicable Law in respect of any Company Benefit Plan holding Company Common Stock, including causing any Company Benefit Plan administrator to issue any such notices.

Section 5.7  Stock Options and Other Stock-Based Awards; Employee Matters.

(a) Stock Options and Other Stock-Based Awards.

(i) Each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under the employee and director stock plans of the Company (the

“Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option (giving effect to any terms and conditions resulting from the Transactions), the number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such Company Stock Option and the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing the aggregate exercise price for the shares of Company Common Stock subject to such Company Stock Option by the Exchange Ratio (each, as so adjusted, an “Adjusted Option”). The adjustments provided in this Section 5.7(a)(i) with respect to any Company Stock Option to which Section 409A or 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 409A and 424(a) of the Code, respectively. As soon as practicable following the Effective Time, Parent shall deliver to the holders of Adjusted Options appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans and the agreements evidencing the grants of such Adjusted Options, which shall provide, among other things, that such Adjusted Options and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.7(a)(i) after giving effect to the Merger and giving effect to any terms and conditions resulting from the Transactions).

(ii) At the Effective Time, each award of restricted Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) shall, automatically and without any action on the part of the holder thereof, be converted into the right to receive, on the same terms and conditions as were applicable under such Restricted Shares (giving effect to any terms and conditions resulting from the Transactions), a number of shares of Parent Common Stock (and cash in lieu of fractional shares), restricted, as applicable after giving effect to any terms and conditions resulting from the Transactions, equal to the product of (A) the total number of shares of Company Common Stock subject to such grant of Restricted Shares and (B) the Exchange Ratio; provided, that, unless the holder shall have remitted to the Company the amount required to be withheld with respect to the making of such payment under the Code or any provision of state, local or foreign tax Law, such number of shares of Parent Common Stock shall be reduced by a number of shares of Parent Common Stock equal to the amount required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign tax Law divided by the volume weighted average per-share trading price of Parent Common Stock on the NYSE on the five trading days trailing the Closing Date (the “Parent Stock Conversion Price”) and the Surviving Corporation shall be responsible for timely and properly remitting any such withholdings to the proper taxing authority.

(iii) Effective as of the Effective Time, each award of performance shares (the “Company Performance Shares”) or restricted stock units (the “Company RSUs”) with respect to shares of Company Common Stock under a Company Stock Plan that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted, on the same terms and conditions as were applicable under such Company Performance Shares or Company RSUs (giving effect to any terms and conditions resulting from the Transactions), into the right to receive from Parent a number of performance shares or stock units, restricted as applicable after giving effect to any terms and conditions resulting from the Transactions, in respect of Parent Common Stock (and cash in lieu of fractional shares) equal to the product of (A) the total number of shares of Company Common Stock subject to such grant of Company Performance Shares or Company RSUs at the target level of performance and (B) the Exchange Ratio; provided, that, unless the holder shall have remitted to the Company the amount required to be withheld with respect to the making of such payment under the Code or any provision of state, local or foreign tax Law, such number of shares of Parent Common Stock shall be reduced by a number of shares of Parent Common Stock equal to the amount required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign tax Law divided by the Parent Stock Conversion Price (and the Surviving Corporation shall be responsible for timely and properly remitting any such withholdings to the proper taxing authority).

(iv) Prior to the Effective Time, the Company shall pass resolutions to effect the foregoing provisions of this Section 5.7(a).

(v) As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering shares of Parent Common Stock subject to issuance upon the exercise of the Adjusted Options, and substitute restricted shares, performance shares and stock units in respect of Parent Common Stock issuable in accordance with subsections (ii) and (iii) of this Section 5.7(a). The Company shall cooperate with, and assist Parent in the preparation of, such registration statement. Parent shall keep such registration statement effective (and maintain the current status of the prospectus required thereby) for so long as any Adjusted Options, substitute restricted shares, performance shares and stock units in respect of Parent Common Stock remain outstanding.

(b) Employee Matters.

(i) Subject to the terms of this Agreement, from and after the Effective Time, Parent shall honor or cause the Surviving Corporation to continue to honor all Company Benefit Plans set forth on Section 3.11(a) of the Company Disclosure Schedule in accordance with their terms as in effect immediately before the Effective Time, provided, that nothing herein shall prohibit Parent or the Surviving Corporation from amending or terminating any such Company Benefit Plans, arrangements or agreements in accordance with their terms as in effect immediately prior to the Effective Time or from terminating the employment of any Company Employee to the extent permitted by applicable Laws. For a period of at least one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each current and former Company Employee, other than such employees covered by collective bargaining agreements, compensation and employee benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to current and former Company Employees (as the case may be) immediately before the Effective Time; provided that Parent shall be entitled to make modifications thereto to the extent such modifications do not result in compensation and benefits for the Company Employees not covered by collective bargaining agreements that are less favorable in the aggregate than that which is then provided to similarly situated Parent Employees not covered by collective bargaining agreements. Notwithstanding anything in this Agreement to the contrary, neither the Surviving Corporation nor any of its affiliates shall reduce the rate at which any Company Employee, who immediately prior to the Effective Time earned at least five (5) weeks paid vacation per year, earns paid vacation time after the Effective Time; provided that there shall be no obligation to increase the rate at which such Company Employee earns vacation to a rate greater than that in effect for such Company Employee immediately before the Effective Time.

(ii) For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan. In addition, and without limiting the generality of the foregoing, (A) Parent shall cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan set forth on Section 3.11(a) of the Company Disclosure Schedule in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(iii) Parent shall cause the Surviving Corporation and its Subsidiaries, following the Effective Time, to honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of the parties prior to or at the date hereof or made herein or permitted to be entered into prior to the Effective Time pursuant to this Agreement which apply to any current or former employee or current or former director of the Company; provided, however, that this undertaking is not intended to prevent the Surviving Corporation or its Subsidiaries from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

(iv) Notwithstanding anything in this Agreement to the contrary and subject to the provisions of Section 5.7(b)(i), for a period of at least one year following the Effective Time, Parent shall provide severance benefits on an individual-by-individual basis that are no less favorable to Company Employees than the severance benefits provided to such Company Employees under the Company’s severance programs as of immediately prior to the Effective Time.

(v) Without limiting the provisions of Section 5.7(b)(ii), if an applicable Company Benefit Plan is terminated in which non-bargaining unit employees of the Company or its Subsidiaries participate, Parent shall, and shall cause each of its Subsidiaries, as applicable, to:

(A) permit such employees to participate in any similar plan established by Parent in a manner substantially similar to similarly situated employees of Parent and its Subsidiaries, recognizing that the availability, providers or benefit levels of such plan established by Parent may reflect differing circumstances;

(B) waive any pre-existing condition exclusions and actively-at-work requirements with respect to the applicable plan of Parent; and

(C) provide that any expenses incurred on or before the Effective Time by any such employee or any such employee’s covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions with respect to the applicable plan of Parent.

(vi) Parent shall, and shall cause each of its Subsidiaries to:

(A) allow, after the Effective Time such employees to use the remaining amount of accrued but unused vacation and sick leave such employees were entitled immediately prior to the Effective Time;

(B) allow such employees to participate, as soon as practical, in all job placement, job posting, job training, career development and educational programs of Parent and its Subsidiaries; and

(C) consider such employees for positions at Parent and its Subsidiaries resulting from the Merger using criteria including previous work history, job experience and qualifications.

Section 5.8  Regulatory Approvals; Third-Party Consents; Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions; provided, however, that in no event shall the Company or Parent or any of their respective Subsidiaries be required to pay (and the Company and its Subsidiaries shall not pay or agree to pay more than $17.5 million in the aggregate without Parent’s prior written consent), prior to the Effective Time, any fee, penalty or other consideration to any third party under any contract or agreement for any consent or approval required for the consummation of the Transactions.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) as promptly as practicable, but in no event later than 10 business days after filing with the FERC an application for the FERC Approval, make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) subject to Section 5.8(d), use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as the FERC, the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”), the Applicable PSCs or competition authorities of any other nation may assert under Regulatory Law with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or its Subsidiaries or affiliates or of the Company or its Subsidiaries and (B) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or its affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing, and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to such transactions. The Company and Parent shall use their respective reasonable best efforts to file applications for approval with the FERC and the Applicable PSCs as promptly as practicable after the date hereof. The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.8, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Agreement, including this Section 5.8.

(d) Notwithstanding anything in this Agreement to the contrary, “reasonable best efforts” shall not require, any party to (i) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, or conduct or agree to conduct its business in any particular manner, or take any other action, as may be required to resolve objections if any, of the FERC, the FTC, or the DOJ, in each case if such sale, separation or disposition, agreement, conduct or action with respect thereto would (a) individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect (without giving effect to the Merger) or (b) individually or in the aggregate (giving effect to any such actions required by the Applicable PSCs) reasonably be expected to have a Parent Material Adverse Effect (determined after giving effect to the Merger) or (ii) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, or conduct or agree to conduct its business in any particular manner, or take any other action, as may be required to resolve objections, if any, of the Applicable PSCs, in each case if such sale, separation or disposition, agreement, conduct or action with respect thereto would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect (provided that for purposes of determining whether a potential adverse effect would constitute a Parent Material Adverse Effect for purposes of this clause (ii), Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities of the size and scale of the Company and its Subsidiaries, taken as a whole). The Company and Parent will consult with each other prior to agreeing to any merger requirements sought by any state regulator. Nothing in this Section 5.8 shall obligate Parent or the Company or any of their respective Subsidiaries to take any action that is not conditioned on the Closing.

(e) As used in this Agreement, “Regulatory Law” means the Sherman Act of 1890 as amended, the Clayton Antitrust Act of 1914 as amended, the HSR Act, the FPA, the Atomic Energy Act, the rules and regulations of the Applicable PSCs and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

Section 5.9  Takeover Statute.  If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 5.10  Public Announcements.  Except with respect to a Company Change of Recommendation or Parent Change of Recommendation or any action taken by the Company or Parent or their Boards of Directors pursuant to, and in accordance with, Section 5.4 or Section 5.5, respectively, so long as this Agreement is in effect, the parties shall use reasonable best efforts to consult with each other before issuing any press release or making any public announcement relating to this Agreement or the Transactions and, except for any press release or public announcement as may be required by applicable Law, court process or any listing agreement with any national securities exchange, shall use reasonable efforts not to issue any such press release or make any such public announcement without consulting the other parties. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.11  Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective charter or bylaws or other organization documents or in any agreement to which the Company or any of its Subsidiaries is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law. For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s charter and bylaws or similar organization documents in effect as of the date hereof or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (provided that any Action may only be settled with the prior written consent of Parent, not to be unreasonably withheld) in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before or at the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, the Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Closing Date maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, however, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six-year period provided for in this Section 5.11(c), that provides coverage no materially less favorable than the coverage described above.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of restatement or bylaws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MGCL or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.11.

Section 5.12  Integration Committee.  Parent and the Company shall create a transition team and transition steering committee comprised of adequate management and senior executives, respectively, from both Parent and the Company to examine various alternatives regarding the manner in which to best integrate the businesses of the Company and Parent after the Effective Time, subject to applicable Law.

Section 5.13  Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14  Certain Transfer Taxes.  Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Merger, if applicable and due with respect to the Merger, shall be borne by the Surviving Corporation and expressly shall not be a direct liability of stockholders of the Company.

Section 5.15  Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock

(including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16  Tax Matters.

(a) Each party shall cooperate with the other parties, and use its reasonable best efforts, to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), including (i) reasonably refraining from any action that such party knows is reasonably likely to prevent the Intended Tax Treatment, (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain the Intended Tax Treatment (it being understood that no party will be required to agree to any such amendment that it determines in good faith is reasonably likely to materially adversely affect the value of the Merger to such party or its stockholders), and (iii) using its reasonable best efforts to obtain the opinions referred to in Section 6.2(e) and Section 6.3(e), including by executing customary letters of representation.

(b) As soon as reasonably practicable after the date of this Agreement, Parent shall deliver to the Company a copy of the proposed form of the Parent Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “Parent Tax Opinion Materials”). The Company shall be entitled to a reasonable amount of time to provide Parent with written comments on the Parent Tax Opinion Materials. Parent shall furnish the Company with a copy of the final Parent Tax Opinion Materials.

(c) As soon as reasonably practicable after the date of this Agreement, the Company shall deliver to Parent a copy of the proposed form of the Company Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “Company Tax Opinion Materials”). Parent shall be entitled to a reasonable amount of time to provide the Company with written comments on the Company Tax Opinion Materials. The Company shall furnish Parent with a copy of the final Company Tax Opinion Materials.

Section 5.17  Stock Exchange Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as Merger Consideration to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.18  Charitable Contributions.  During the three-year period immediately following the Effective Time, Parent shall provide, directly or indirectly, community development and charitable contributions within the service areas of the Company and each of its Subsidiaries that are utilities at levels consistent with the levels of community development and charitable contributions historically provided by the Company and its Subsidiaries and thereafter at levels consistent with those provided by Parent and its Subsidiaries within their service areas.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) Each of the Company Stockholder Approval and Parent Shareholder Approval shall have been obtained.

(b) No (i) temporary restraining order or preliminary or permanent injunction or other order by any Federal or state court of competent jurisdiction preventing consummation of the Merger or (ii) applicable Federal or state law prohibiting consummation of the Merger (collectively, “Restraints”) shall be in effect.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) The shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2  Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth herein (i) with respect to Section 4.2(a), Section 4.3(a) and Section 4.17 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in all respects (except in the case of Section 4.2(a) for such inaccuracies as are de minimis in the aggregate) and (ii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) There shall not have occurred any event, change, effect, development, state of facts, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

(e) The Company shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, a written tax opinion, in form and substance reasonably satisfactory to the Company, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Company Tax Opinion”); it being understood that in rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP shall be entitled to rely upon customary representations provided by the relevant parties.

(f) The Company shall have received a copy of the Parent Tax Opinion.

(g) (i) the Company Approvals and the Parent Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the Transactions) at or prior to the Effective Time, and such approvals shall have become Final Orders, and (ii) such Final Orders of the FERC, the FTC or the DOJ shall not impose terms or conditions that (a) individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect (without giving effect to the Merger) or (b) individually or in the aggregate (giving effect to any such actions required by the Applicable PSCs) would reasonably be expected to have a Parent Material Adverse Effect (determined after giving effect to the Merger), and such Final Orders of the Applicable PSCs shall not impose terms or conditions that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect (provided that for these purposes, Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities of the size and scale of the Company and its Subsidiaries, taken as a whole). “Final Order” means action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the Transactions may be consummated has expired (a “Final Order Waiting Period”) and as to which all conditions to the consummation of the Transactions prescribed by Law, regulation or order required to be satisfied at or prior to the Effective Time have been satisfied.

Section 6.3  Conditions to Obligation of Parent to Effect the Merger.  The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:

(a) The representations and warranties of the Company set forth herein (i) with respect to Section 3.2(a), Section 3.3(a), Section 3.17 and Section 3.18 shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in all respects (except in the case of Section 3.2(a) for such inaccuracies as are de minimis in the aggregate) and (ii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) There shall not have occurred any event, change, effect, development, state of facts, circumstance, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) Parent shall have received from Akin Gump Strauss Hauer & Feld LLP, a written tax opinion, in form and substance reasonably satisfactory to the Company, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Parent Tax Opinion”); it being understood that in rendering such opinion, Akin Gump Strauss Hauer & Feld LLP shall be entitled to rely upon customary representations provided by the relevant parties.

(f) Parent shall have received a copy of the Company Tax Opinion.

(g) (i) the Company Approvals and the Parent Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the Transactions) at or prior to the Effective Time, and such approvals shall have become Final Orders, and (ii) such Final Orders of the FERC, the FTC or the DOJ shall not impose terms or conditions that (a) individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect (without giving effect to the Merger) or (b) individually or in the aggregate (giving effect to any such actions required by the Applicable PSCs) would reasonably be expected to have a Parent Material Adverse Effect (determined after giving effect to the Merger), and such Final Orders of the Applicable PSCs shall not impose terms or conditions that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect (provided that for these purposes Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities of the size and scale of the Company and its Subsidiaries, taken as a whole).

(h) The Company shall have received, in a form reasonably acceptable to Parent, fully executed consents, waivers or other approvals from sufficient lenders under each of the Company’s credit facilities listed in Section 3.3(c).1 of the Company Disclosure Schedule, such that the Transactions will not cause, and will not have the effect of causing, any change of control, put, call, acceleration, default, event of default, termination event or other similar consequence under any such facility, or in the absence of receiving such consents, waivers or other approvals, the Company or its Subsidiaries shall have terminated and replaced the applicable credit facility or facilities with new credit facilities providing an aggregate amount of available liquidity to the Company and its Subsidiaries, taken as a whole, comparable to the credit facilities that were terminated and on terms and conditions not materially less favorable to the Company and its Subsidiaries, taken as a whole, as the terminated facilities.

Section 6.4  Frustration of Closing Conditions.  Neither the Company nor Parent may rely, as a basis either for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section(s) 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any material provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.8.

ARTICLE VII

TERMINATION

Section 7.1  Termination or Abandonment.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a) by the mutual written consent of the Company and Parent;

(b) by either Parent or the Company if the Merger shall not have been consummated on or prior to the 14 month anniversary of the date hereof (the “End Date”), provided, however, that either Parent or the Company may for any reason extend the End Date by three months prior to the original End Date by written notice to the other, and provided further if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 6.1(b), Section 6.2(g) and Section 6.3(g)), the End Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond an additional three months after the End Date, the latest of any of which dates shall thereafter be deemed to be the End Date; and if the End Date (as it may be extended pursuant to this Section 7.1(b) shall occur during any Final Order Waiting Period, the End Date shall be extended until the third business day after the expiration of such Final Order Waiting Period; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement;

(c) by either the Company or Parent if any Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint;

(d) by either the Company or Parent if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Stockholder Approval shall have been caused by or related to the Company’s material breach of the Agreement;

(e) by either the Company or Parent if the Parent Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Shareholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.1(e) shall not be available to Parent where the failure to obtain the Parent Shareholder Approval shall have been caused by or related to Parent’s material breach of the Agreement;

(f) by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the End Date, provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (but no later than the expected Closing Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination;

(g) by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the End Date, provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (but no later than the expected Closing Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination;

(h) by the Company, in the event Parent or any of its Subsidiaries or their respective Representatives or affiliates shall have breached in any material respect any of their respective obligations under Section 5.5;

(i) by Parent, in the event the Company or any of its Subsidiaries or their respective Representatives or affiliates shall have breached in any material respect any of their respective obligations under Section 5.4;

(j) by the Company, at any time prior to obtaining the Company Stockholder Approval, in order to enter into a written definitive agreement for a Company Superior Offer, if the Company has complied with its obligations under Section 5.4(d) and the Company has provided Parent at least five business days advance written notice of the intent to terminate this Agreement pursuant to this Section 7.1(j) and Parent does not make, within five business days of receipt of the Company’s written notification of its intention to enter into a written definitive agreement for a Company Superior Offer, an offer that the Board of Directors of the Company determines (after good faith negotiation with Parent), in its reasonable good faith judgment after consultation with its financial advisors, is more favorable, from a financial point of view, to the stockholders of the Company as the applicable Company Superior Offer (taking into account the factors set forth in the definition of Company Superior Offer); provided, that any such purported termination by the Company pursuant to this Section 7.1(j) shall be void and of no force or effect unless the Company pays to Parent the Company Termination Fee in accordance with Section 7.2;

(k) by Parent, at any time prior to obtaining the Parent Shareholder Approval, in order to enter into a written definitive agreement for a Parent Superior Offer, if Parent has complied with its obligations under Section 5.5(d) and Parent has provided the Company at least five business days advance written notice of the intent to terminate this Agreement pursuant to this Section 7.1(k) and the Company does not make, within five business days of receipt of Parent’s written notification of its intention to enter into a written definitive agreement for a Parent Superior Offer, an offer that the Board of Directors of Parent determines (after good faith negotiation with the Company), in its reasonable good faith judgment after consultation with its financial advisors, is more favorable, from a financial point of view, to the shareholders of Parent as the applicable Parent Superior Offer (taking into account the factors set forth in the definition of Parent Superior Offer); provided, that any such purported termination by Parent pursuant to this Section 7.1(k) shall be void and of no force or effect unless Parent pays to the Company the Parent Termination Fee in accordance with Section 7.2;

(l) by the Company, if there has been a Parent Change of Recommendation;

(m) by Parent, if there has been a Company Change of Recommendation; and

(n) by Parent, if there is a default by the Company under one or more of the credit agreements listed in Section 3.3(c).1 of the Company Disclosure Schedule due to the expiration or termination for any reason of the waivers described in Section 3.3(c).1 of the Company

Disclosure Schedule, provided that Parent has provided to the Company at least 10 days advance written notice of its intent to terminate this Agreement pursuant to this Section 7.1(n) and; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(n) shall not be available to Parent after the date that is 30 days after the date of the expiration or termination for any reason of any of the waivers described in Section 3.3(c).1; provided, further, that if the Company or its Subsidiaries repays the outstanding indebtedness under the applicable credit facilities pursuant to which a default occurs, terminates such credit facilities, and enters into replacement credit facilities providing an aggregate amount of available liquidity to the Company and its Subsidiaries, taken as a whole, comparable to the credit facilities that were terminated and on terms and conditions not materially less favorable to the Company and its Subsidiaries, taken as a whole, as the terminated facility or facilities, the right to terminate this Agreement pursuant to this Section 7.1(n) shall not be available to Parent.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the provisions of Sections 7.2, 8.2, 8.4, 8.5 and 8.6), and there shall be no other liability on the part of the Company or Parent to the other except under such provisions, liability arising out of an intentional breach of this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.2  Effect of Termination.

(a) Parent and the Company agree that (i) if this Agreement is terminated by (A) Parent pursuant to Section 7.1(i) or Section 7.1(m) or (B) the Company pursuant to Section 7.1(j); or (ii) (A) if this Agreement is terminated by Parent pursuant to Section 7.1(g) and the breach or other circumstance giving rise to such termination was willful, or by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(d), (B) prior to any such termination, any person (other than Parent or its affiliates) shall have made a Company Acquisition Proposal which shall have been publicly announced or disclosed (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) and (C) within 12 months after such termination of this Agreement, the Company shall have entered into an agreement to consummate, or shall have consummated, a Company Acquisition Transaction, then the Company shall pay to Parent the Company Termination Fee and reimburse Parent all of Parent’s Transaction Expenses. Any Company Termination Fee shall be paid to Parent by the Company in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to clause (i)(B) above, (y) within five business days after termination in the case of a termination pursuant to clause (i)(A) above and (z) upon the execution of or entrance into a definitive agreement with respect to a Company Acquisition Transaction in the case of a termination pursuant to clause (ii) above. Parent’s Transaction Expenses shall be paid in immediately available funds to Parent by the Company within five business days of receipt of reasonable documentation thereof.

(b) Parent and the Company agree that (i) if this Agreement is terminated by (A) the Company pursuant to Section 7.1(h) or Section 7.1(l) or (B) Parent pursuant to Section 7.1(k); or (ii)(A) if this Agreement is terminated by the Company pursuant to Section 7.1(f) and the breach or other circumstance giving rise to such termination was willful, or by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(e), (B) prior to any such termination, any person (other than the Company or its affiliates) shall have made a Parent Acquisition Proposal which shall have been publicly announced or disclosed (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Parent Acquisition Proposal) and (C) within 12 months after such termination of this Agreement, Parent shall have entered into an agreement to consummate, or shall have consummated, a Parent Acquisition Transaction, then Parent shall pay to the Company the Parent Termination Fee and reimburse the Company all of the Company’s Transaction Expenses. Any Parent Termination Fee shall be paid to the Company by Parent in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to clause (i)(B) above, (y) within five business days after termination in the case of a termination pursuant to clause (i)(A) above and (z) upon the execution of or entrance into a definitive agreement with respect to a Parent Acquisition Transaction in the case of a termination pursuant to clause (ii) above. The Company’s Transaction Expenses shall be paid in immediately available funds to the Company by Parent within five business days of receipt of reasonable documentation thereof.

(c) Parent and the Company agree that if (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) and (ii) no amount is payable by the Company pursuant to Section 7.2(a) because clause (ii)(B) thereof is not satisfied, then the Company shall reimburse Parent all of Parent’s Transaction Expenses. Parent’s Transaction Expenses shall be paid in immediately available funds to Parent by the Company within five business days of receipt of reasonable documentation thereof.

(d) Parent and the Company agree that if (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(e) and (ii) no amount is payable by Parent pursuant to Section 7.2(b) because clause (ii)(B) thereof is not satisfied, then Parent shall reimburse the Company all of the Company’s Transaction Expenses. The Company’s Transaction Expenses shall be paid in immediately available funds to the Company by Parent within five business days of receipt of reasonable documentation thereof.

(e) Parent and the Company agree that if this Agreement is terminated by Parent pursuant to Section 7.1(n), then the Company shall reimburse Parent 75% of Parent’s Transaction Expenses and such amount shall be paid in immediately available funds to Parent by the Company within five business days of receipt of reasonable documentation thereof.

(f) Solely for purposes of this Section 7.2, “Company Acquisition Transaction” and “Parent Acquisition Transaction” shall have the meanings ascribed thereto in Section 5.4 and Section 5.5, respectively, except that all references to twenty percent (20%) shall be changed to fifty percent (50%).

(g) As used in this Agreement, the following terms shall have the following meanings:

(i) “Company Termination Fee” shall mean $150 million.

(ii) “Parent Termination Fee” shall mean $350 million.

(iii) “Transaction Expenses” shall mean, with respect to a party, such party’s reasonably documented expenses in connection with this Agreement and the Transactions in an amount not to exceed $45 million.

(h) Upon payment of either the Company Termination Fee or the Parent Termination Fee in accordance with this Section 7.2, the paying party shall have no further liability to the other party or its stockholders with respect to this Agreement or the Transactions; provided, that nothing herein shall release any party from liability for intentional breach or fraud. The parties acknowledge and agree that in no event shall a party be required to pay the Company Termination Fee or the Parent Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  No Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2  Expenses.  Except as otherwise provided in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such expenses, except that the HSR Act filing fees and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement (including applicable SEC filing fees) shall be borne equally by Parent and the Company.

Section 8.3  Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4  Governing Law.  This Agreement shall be governed by and construed in accordance with (a) the Laws of the State of Maryland with respect to matters, issues and questions relating to the Merger or the duties of the Board of Directors of the Company or Merger Sub, (b) the Laws of the State of Ohio with respect to matters, issues and questions relating to the fiduciary duties of the Board of Directors of Parent, and (c) the Laws of the State of New York with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 8.5  Jurisdiction; Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Federal court located in the Borough of Manhattan in The City of New York. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Federal court located in the Borough of Manhattan in The City of New York. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid court and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Laws, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

Section 8.6  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.7  Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided, that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-business day or any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows:

To Parent or Merger Sub:

FirstEnergy Corp.
76 South Main Street
Akron, OH 44308
Facsimile: (330) 761-4101

Attention:	Leila L. Vespoli, Esq. Executive Vice President and General Counsel Gary D. Benz Director, Business Development

with copies to:

Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue. N.W.
Washington, D.C. 20036
Facsimile: (202) 887-4288

Attention:	Rick L. Burdick, Esq. Zachary N. Wittenberg, Esq.

To the Company:

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601
Facsimile: (724) 853-4230

Attention:	David Feinberg, Esq. Vice President, General Counsel and Secretary Kirk R. Oliver Senior Vice President and Chief Financial Officer

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111
Facsimile: (202) 393-5760

Attention:	Michael P. Rogan, Esq. Pankaj K. Sinha, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8  Disclosure Schedules.  The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement (regardless of the absence of an express reference or cross-reference in a particular Section of this Agreement or a particular Section of either the Company Disclosure Schedule or Parent Disclosure Schedule), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent.

Section 8.9  Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except for assignments by Merger Sub to a wholly-owned direct or indirect Subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.10  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except for the provisions of Section 5.11, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 8.12  Amendments; Waivers.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13  Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14  Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15  Definitions.  References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement

(except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge of the persons listed in Section 8.15 of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the persons listed in Section 8.15 of the Company Disclosure Schedule. As used in this Agreement, “business day” shall mean any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to be closed. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FIRSTENERGY CORP.

By:	/s/ Anthony J. Alexander
Name:     Anthony J. Alexander
Title:       President and Chief Executive Officer

ELEMENT MERGER SUB, INC.

By:	/s/ Mark T. Clark
Name:     Mark T. Clark

Title:	Executive Vice President and Chief Financial Officer

ALLEGHENY ENERGY, INC.

By:	/s/ Paul J. Evanson
Name:     Paul J. Evanson

Title:	Chairman, President and Chief Executive Officer

ANNEX B

FORM OF PROPOSED AMENDMENT TO
AMENDED ARTICLES OF INCORPORATION OF FIRSTENERGY CORP.

Article IV, Section A of the Amended Articles of Incorporation of FirstEnergy Corp. shall be deleted in its entirety and replaced as follows:

“A. Authorized Capital Stock.  The Corporation is authorized to issue 495 million shares of capital stock, consisting of five (5) million shares of preferred stock, with par value of $100 per share (“Preferred Stock”), and 490 million shares of common stock, with par value of $0.10 per share (“Common Stock”).”

B-1

ANNEX C

1585 Broadway
New York, NY 10036

February 10, 2010

Board of Directors
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

Members of the Board:

We understand that Allegheny Energy, Inc. (the “Company”), FirstEnergy Corp. (the “Buyer”) and Element Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 10, 2010 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $1.25 per share, of the Company (the “Company Common Stock”), other than shares owned directly or indirectly by the Buyer or Merger Sub or held by the Company or any subsidiary of the Company, will be converted into the right to receive 0.667 shares (the “Exchange Ratio”) of common stock, par value $0.10 per share, of the Buyer (the “Buyer Common Stock”), subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger provided by the management of the Buyer;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share, cash flow, consolidated capitalization and other financial ratios and metrics;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared by or on behalf of the managements of the Company and the Buyer, respectively, on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Buyer, respectively. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and operational benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively; and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future products, services, business models and technologies. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger.

We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, significant portions of which are payable upon the public announcement that the Buyer and the Company have entered into the Merger Agreement and upon approval of the Merger by the respective shareholders of the Buyer and the Company, and the remainder of which is payable upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and the Company and have received fees in connection with such services. In particular, as you know, a certain affiliate of Morgan Stanley is a lender of $68 million in principal amount in connection with the $1 billion credit facility, dated as of September 24, 2009, of Allegheny Energy Supply Company, LLC and a lender of $10 million in principal amount in connection with the $350 million credit facility, dated as of January 25, 2010, of Trans-Allegheny Interstate Line Company, the borrower under each of which is a wholly owned subsidiary of the Company. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Jeffrey R. Holzschuh
Jeffrey R. Holzschuh
Vice Chairman
Managing Director

ANNEX D

Goldman, Sachs & Co. ï 85 Broad Street ï New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

February 10, 2010

Board of Directors
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than FirstEnergy Corp. (“FirstEnergy”) and its affiliates) of the outstanding shares of common stock, par value $1.25 per share (the “Shares”), of Allegheny Energy, Inc. (the “Company”) of the exchange ratio of 0.667 shares of common stock, par value $0.10 per share, of FirstEnergy (“FirstEnergy Common Stock”) to be paid to such holders for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of February 10, 2010 (the “Agreement”), by and among FirstEnergy, Element Merger Sub, Inc., a direct wholly-owned subsidiary of FirstEnergy, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, FirstEnergy and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, significant portions of which are contingent upon approval of the Transaction by holders of the requisite majority of Shares and consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as senior co-manager with respect to a public offering of fixed rate debt (aggregate principal amount of $215,000,000) in October 2007, as senior co-manager with respect to a public offering of fixed rate debt (aggregate principal amount of $235,000,000) in June 2009, as joint-bookrunner with respect to a public offering of the Company’s 6.75% Senior Unsecured Notes due September 2039 (aggregate principal amount of $250,000,000) in September 2009, and as joint-bookrunner with respect to an offering of the Company’s 5.75% Senior Unsecured Notes due September 2019 (aggregate principal amount of $350,000,000) in September 2009. We also have provided certain investment banking and other financial services to FirstEnergy and its affiliates from time to time, including having acted as joint-lead bookrunner with respect to an offering of FirstEnergy’s 7.70% Senior Unsecured Notes due January 2019 (aggregate principal amount of $300,000,000) in January 2009, as joint-bookrunner with respect to a public offering of FirstEnergy’s 5.50% First Mortgage Bonds due August 2024 (aggregate principal amount of $300,000,000) in August 2009, and as a counterparty with respect to various derivative transactions entered into by FirstEnergy from 2007 to 2009. We also may provide investment banking and other financial services to the Company, FirstEnergy and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and FirstEnergy for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and FirstEnergy; certain other communications from the Company and FirstEnergy to their respective stockholders; certain publicly available research analyst reports for the Company and FirstEnergy; and certain internal financial analyses and forecasts for the Company prepared by its management and certain internal financial analyses and forecasts for FirstEnergy prepared by its management, as adjusted by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior managements of the Company and FirstEnergy regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and FirstEnergy. In addition, we have reviewed the reported price and trading activity for the Shares and for the shares of FirstEnergy Common Stock, compared certain financial and stock market information for the Company and FirstEnergy with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the utility industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or FirstEnergy or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or FirstEnergy or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or FirstEnergy or the ability of the Company or FirstEnergy to pay its obligations when they come due. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view to the holders (other than FirstEnergy and its affiliates) of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of FirstEnergy Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than FirstEnergy and its affiliates) of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX E

Section 1701.85 of the Ohio Revised Code

1701.85 Dissenting shareholders — compliance with section — fair cash value of shares.

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(5) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

(D)(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger, consolidation, or conversion has become effective and the surviving, new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving, new, or converted partnership or the comparable representatives of any other surviving, new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

Effective Date: 07-01-1994; 10-12-2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 1701.13(E) of the OGCL provides that an Ohio corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, if he had no reasonable cause to believe his conduct was unlawful. In addition, no indemnification shall be made in respect of a claim against such person by or in the right of the corporation, if the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation except to the extent provided in the court order. Indemnification may be made if ordered by a court or authorized in each specific case by the directors of the indemnifying corporation acting at a meeting at which, for the purpose, any director who is a party to or threatened with any such action, suit or proceeding may not be counted in determining the existence of a quorum and may not vote. If, because of the foregoing limitations, the directors are unable to act in this regard, such determination may be made by written opinion of independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified during the five years preceding the date of determination. Alternatively, such determination may be made by the corporation’s shareholders.

Section 1701.13(E) of the OGCL provides that the indemnification thereby permitted shall not be exclusive of any other rights that directors, officers or employees may have, including rights under insurance purchased by the corporation.

Regulation 31 of FirstEnergy’s amended code of regulations provides as follows:

“The Corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member of the Board of Directors or an officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay, to the full extent then required by law, expenses, including attorney’s fees, incurred by a member of the Board of Directors in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent then permitted by law, such expenses incurred by any other person. The indemnification and payment of expenses provided hereby shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under any law, the Articles of Incorporation, any agreement, vote of shareholders or disinterested members of the Board of Directors, or otherwise, both as to action in official capacities and as to action in another capacity while he or she is a member of the Board of Directors, or an officer, employee or agent of the Corporation, and shall continue as to a person who has ceased to be a member of the Board of Directors, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.”

Regulation 32 of FirstEnergy’s amended code of regulations provides as follows:

“The Corporation may, to the full extent then permitted by law and authorized by the Board of Directors, purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, on behalf of or for any persons described in Regulation 31 against any liability asserted against and incurred by any such person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such liability. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.”

Directors and Officers Liability Insurance.  The Registrant maintains and pays the premium on contracts insuring it (with certain exclusions) against any liability to directors and officers it may incur under the above indemnity provisions and insuring each of its directors and officers (with certain exclusions) against liability and expense, including legal fees, which he or she may incur by reason of his or her relationship to it.

Indemnification Agreements.  The Registrant has entered into indemnification agreements with its directors, the forms of which are incorporated by reference to Exhibits 10.1 and 10.2 of FirstEnergy’s Form 10-Q for the quarter ended March 31, 2009. Each indemnification agreement provides, among other things, that the Registrant will, subject to the agreement terms, indemnify a director if, by reason of the individual’s status as a director, the person incurs losses, liabilities, judgments, fines, penalties, or amounts paid in settlement in connection with any threatened, pending, or completed proceeding, whether of a civil, criminal, administrative, or investigative nature. In addition, each indemnification agreement provides for the advancement of expenses incurred by a director, subject to certain exceptions, in connection with proceedings covered by the indemnification agreement. As a director and officer, Mr. Alexander’s agreement addresses indemnity in both roles.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit
Number		Exhibit Description

(a)		Exhibits
2	.1†	Agreement and Plan of Merger, dated as of February 10, 2010, by and among FirstEnergy Corp., Element Merger Sub, Inc. and Allegheny Energy, Inc. (incorporated by reference to FirstEnergy’s Form 8-K filed February 11, 2010, Exhibit 2.1, File No. 333-21011)
2	.2***	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 4, 2010, by and among FirstEnergy Corp., Element Merger Sub, Inc. and Allegheny Energy, Inc.
3.1		Amended Articles of Incorporation of FirstEnergy Corp. (incorporated by reference to FirstEnergy’s Form 10-K filed February 19, 2010, Exhibit 3.1, File No. 333-21011)
3.2		FirstEnergy Corp. Amended Code of Regulations. (incorporated by reference to FirstEnergy’s Form 10-K filed February 25, 2009, Exhibit 3.1, File No. 333-21011)
5	.1*	Opinion of Robert P. Reffner, Esq., Vice President, Legal, FirstEnergy Service Company
8	.1*	Opinion re tax matters from Akin Gump Strauss Hauer & Feld LLP
8	.2*	Opinion re tax matters from Skadden, Arps, Slate, Meagher & Flom LLP
10	.1***	Employment Agreement for Paul J. Evanson to be effective upon completion of the merger
23	.1*	Consent of Robert P. Reffner, Esq. (included in Exhibit 5.1)
23	.2*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 8.1)
23	.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

Exhibit
Number		Exhibit Description

23	.4*	Consent of PricewaterhouseCoopers LLP (as independent registered public accounting firm for FirstEnergy)
23	.5*	Consent of Deloitte & Touche LLP (as independent registered public accounting firm for Allegheny Energy)
23	.6*	Consent of PricewaterhouseCoopers LLP (as independent registered public accounting firm for Allegheny Energy)
24	.1***	Power of attorney
99	.1***	Form of Proxy for holders of FirstEnergy Common Stock
99	.2***	Form of Proxy for holders of Allegheny Energy Common Stock
99	.3*	Consent of Morgan Stanley & Co. Incorporated
99	.4*	Consent of Goldman, Sachs & Co.

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

Item 22.	Undertakings

The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Akron, Ohio, on the 25th day of June, 2010.

FIRSTENERGY CORP.

By:	/s/ Anthony J. Alexander
Name:     Anthony J. Alexander

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on the 25th day of June, 2010, by the following persons in the capacities indicated below:

Signature	Title

/s/ Anthony J. Alexander Anthony J. Alexander	President and Chief Executive Officer (principal executive officer) and Director

/s/ Mark T. Clark Mark T. Clark	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ Harvey L. Wagner Harvey L. Wagner	Vice President, Controller and Chief Accounting Officer (principal accounting officer)

* George M. Smart	Chairman of the Board

* Paul T. Addison	Director

* Michael J. Anderson	Director

* Carol A. Cartwright	Director

* William T. Cottle	Director

Signature	Title

* Robert B. Heisler, Jr.	Director

* Ernest J. Novak, Jr.	Director

* Catherine A. Rein	Director

* Wes M. Taylor	Director

* Jesse T. Williams, Sr.	Director

* /s/ Anthony J. Alexander Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2	.1†	Agreement and Plan of Merger, dated as of February 10, 2010, by and among FirstEnergy Corp., Element Merger Sub, Inc. and Allegheny Energy, Inc. (incorporated by reference to FirstEnergy’s Form 8-K filed February 11, 2010, Exhibit 2.1, File No. 333-21011)
2	.2***	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 4, 2010, by and among FirstEnergy Corp., Element Merger Sub, Inc. and Allegheny Energy, Inc.
3.1		Amended Articles of Incorporation of FirstEnergy Corp. (incorporated by reference to FirstEnergy’s Form 10-K filed February 19, 2010, Exhibit 3.1, File No. 333-21011)
3.2		FirstEnergy Corp. Amended Code of Regulations. (incorporated by reference to FirstEnergy’s Form 10-K filed February 25, 2009, Exhibit 3.1, File No. 333-21011)
5	.1*	Opinion of Robert P. Reffner, Esq., Vice President, Legal, FirstEnergy Service Company
8	.1*	Opinion re tax matters from Akin Gump Strauss Hauer & Feld LLP
8	.2*	Opinion re tax matters from Skadden, Arps, Slate, Meagher & Flom LLP
10	.1***	Employment Agreement for Paul J. Evanson to be effective upon completion of the merger
23	.1*	Consent of Robert P. Reffner, Esq. (included in Exhibit 5.1)
23	.2*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 8.1)
23	.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)
23	.4*	Consent of PricewaterhouseCoopers LLP (as independent registered public accounting firm for FirstEnergy)
23	.5*	Consent of Deloitte & Touche LLP (as independent registered public accounting firm for Allegheny Energy)
23	.6*	Consent of PricewaterhouseCoopers LLP (as independent registered public accounting firm for Allegheny Energy)
24	.1***	Power of attorney
99	.1***	Form of Proxy for holders of FirstEnergy Common Stock
99	.2***	Form of Proxy for holders of Allegheny Energy Common Stock
99	.3*	Consent of Morgan Stanley & Co. Incorporated
99	.4*	Consent of Goldman, Sachs & Co.

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed.

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.